                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-51592

                   [MAXTOR LOGO]                                      [QUANTUM LOGO]

                             TO THE STOCKHOLDERS OF
                   MAXTOR CORPORATION AND QUANTUM CORPORATION

               A MERGER PROPOSAL -- YOUR VOTE IS VERY IMPORTANT!

    Maxtor Corporation and Quantum Corporation have agreed to split off Quantum's hard disk drive business, Quantum HDD, then immediately combine it with Maxtor. The combined hard disk drive company created by the merger will be called Maxtor Corporation and will be led by Michael R. Cannon, Maxtor's current president and chief executive officer. Quantum's DLTtape and storage systems group, Quantum DSS, will continue operations following the merger under the name Quantum Corporation as a publicly-traded corporation. In the merger, holders of Quantum HDD common stock will receive 1.52 shares of Maxtor common stock in exchange for each share of Quantum HDD common stock they own. Quantum DSS stockholders will not receive any consideration for the Quantum DSS common stock they hold. Quantum DSS stock will continue to be listed on the New York Stock Exchange under the trading symbol "DSS." Immediately after the merger, the former holders of Quantum HDD common stock will hold at least 50.1%, and the former holders of Maxtor common stock will hold not more than 49.9%, of the total outstanding common stock of Maxtor. Maxtor common stock will continue to be listed on The Nasdaq National Market under the trading symbol "MXTR."

    The boards of directors of both Maxtor and Quantum have approved the merger and recommend that their companies' respective stockholders vote FOR the merger proposal. Quantum's board has also approved, and recommends a vote FOR, two related amendments to Quantum's restated certificate of incorporation. Maxtor's board has also approved, and recommends a vote FOR, related amendments to Maxtor's 1996 stock option plan and 1998 employee stock purchase plan. Information about the merger and the other proposals is contained in this joint proxy statement/prospectus. WE URGE YOU TO READ THIS DOCUMENT, INCLUDING THE SECTION DESCRIBING RISK FACTORS THAT BEGINS ON PAGE 31.

    The dates, times, and places of the two special meetings are as follows:

For Maxtor stockholders:                        For Quantum stockholders:
      March 30, 2001, 10:00 a.m.                March 30, 2001, 10:00 a.m.
      The Crowne Plaza Hotel                    Quantum Corporation Headquarters
      San Jose/Silicon Valley                   500 McCarthy Boulevard
      777 Bellew Drive                          Milpitas, California 95035
      Milpitas, California 95035

    Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meetings, please take the time to vote by completing and mailing the enclosed proxy card to us. Your failure to vote will have the same effect as a vote against the split-off and merger.

    We strongly support the proposed transactions and join with our boards of directors in enthusiastically recommending that you vote in favor of the proposals presented to you for approval.

/s/ MICHAEL R. CANNON                           /s/ MICHAEL A. BROWN
Michael R. Cannon                               Michael A. Brown
President and Chief Executive Officer           Chairman and Chief Executive Officer
Maxtor Corporation                              Quantum Corporation

    Neither the Securities and Exchange Commission nor any state securities regulator has approved the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

    This joint proxy statement/prospectus is dated March 1, 2001, and is first being mailed to stockholders of Maxtor and Quantum on or about March 2, 2001.

                             ADDITIONAL INFORMATION

    This joint proxy statement/prospectus incorporates important business and financial information about Maxtor and Quantum from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone or over the Internet from the appropriate company at one of the following addresses:

Maxtor Corporation                              Quantum Corporation
Jenifer Kirtland, Investor Relations            Renee Budig
510 Cottonwood Drive                            500 McCarthy Boulevard
Milpitas, California 95035                      Milpitas, California 95035
Phone: (408) 432-4270                           Phone: (408) 324-7044
E-Mail: jenifer_kirtland@maxtor.com             E-Mail: ir@quantum.com
Web Address: www.maxtor.com                     Web Address: www.quantum.com

    IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY MARCH 15, 2001 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETINGS. SEE "WHERE YOU CAN FIND MORE INFORMATION," BEGINNING ON PAGE 172.

                                 [MAXTOR LOGO]

                               MAXTOR CORPORATION
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 30, 2001

     The Special Meeting of Stockholders of Maxtor Corporation will be held at the Crowne Plaza Hotel, San Jose/Silicon Valley, located at 777 Bellew Drive, Milpitas, California 95035, on Friday, March 30, 2001, at 10:00 a.m., local time, for the following purposes:

          1. To consider and vote upon a proposal to adopt the Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of October 3, 2000, and to approve the transactions contemplated by the merger agreement, in which Quantum's hard disk drive (HDD) business, after it has been split off from Quantum's data storage business, will immediately be combined with Maxtor by a merger in which each share of Quantum HDD tracking stock will be converted into the right to receive 1.52 Maxtor shares.

          2. To consider and vote upon a proposal to approve the amendment of Maxtor's amended and restated 1996 stock option plan to increase the number of shares of common stock authorized for issuance thereunder from 22,975,685 to 39,975,685. Even if approved, this proposal will only take effect if the merger is completed.

          3. To consider and vote upon a proposal to approve the amendment of Maxtor's 1998 employee stock purchase plan to increase the number of shares of common stock authorized for issuance thereunder from 4,500,000 to 8,000,000. Even if approved, this proposal will only take effect if the merger is completed.

          4. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     The foregoing items of business are more fully described in the joint proxy statement/prospectus that accompanies this notice.

     The board of directors has fixed the close of business on February 2, 2001 as the record date for the determination of stockholders entitled to notice of and to vote at this Special Meeting and at any adjournment or postponement thereof.

                                       By Order of the Board of Directors
                                       of Maxtor Corporation

                                       /s/ Glenn H. Stevens
                                       Glenn H. Stevens
                                       Vice President, General Counsel
                                       and Secretary
Milpitas, California
March 2, 2001

     ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN, AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

                                 [QUANTUM LOGO]

                              QUANTUM CORPORATION
                             500 MCCARTHY BOULEVARD
                               MILPITAS, CA 95035

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Date:   March 30, 2001
Time:   10:00 a.m. PST
Place:  Quantum Corporation Headquarters
        500 McCarthy Boulevard
        Milpitas, California 95035
                           -------------------------

     At the meeting you will be asked:

          1. To consider and vote upon a proposal to adopt the Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of October 3, 2000, and to approve the transactions contemplated by the merger agreement, in which Quantum's hard disk drive (HDD) business, after it has been split off from Quantum's data storage business, will immediately be combined with Maxtor by a merger in which each share of Quantum HDD tracking stock will be converted into the right to receive 1.52 Maxtor shares. Quantum's DLTtape and storage systems group, Quantum DSS, will continue operations following the merger under the name Quantum Corporation as a publicly-traded corporation.

          2. To consider and vote upon a proposal to amend Quantum's restated certificate of incorporation to provide that the notice requirements with respect to the redemption of Quantum's HDD shares in connection with the merger will be satisfied by delivery of this joint proxy statement/prospectus to the holders of the HDD common stock. If approved, this amendment to the restated certificate of incorporation will take effect only immediately before the merger is completed.

          3. To consider and vote upon a proposal to amend Quantum's restated certificate of incorporation to delete all provisions relating to the class of common stock designated as "Quantum Corporation -- HDDG Common Stock" and to amend and restate other provisions to reflect the absence of tracking stock, as applicable. If approved, this amendment and restatement of the restated certificate of incorporation will take effect only upon the consummation of the merger.

          4. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     The attached joint proxy statement/prospectus contains a more complete description of these items of business. Only holders of record of Quantum common stock at the close of business on February 2, 2001, the record date, are entitled to vote on the matters listed in this notice of Special Meeting. You may vote in person at the Quantum Special Meeting even if you have returned a proxy.

                                         By Order of the Board of Directors
                                         of Quantum Corporation

                                         /s/ RICHARD L. CLEMMER
                                         Richard L. Clemmer
                                         Chief Financial Officer
Milpitas, California
March 2, 2001

 WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED SELF-ADDRESSED STAMPED
                                   ENVELOPE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................     1
SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS.............     7
  The Companies.............................................     7
  Risk Factors..............................................     8
  Exchange Ratio and Relative Percentages of Ownership......     8
  Reasons for the Merger....................................     9
  Fairness Opinions of Financial Advisors...................    10
  Recommendations of the Boards of Directors................    10
  Maxtor Board..............................................    10
  Quantum Board.............................................    10
  The Special Meetings......................................    10
  Material Tax Consequences of the Split-off and Merger.....    10
  Interests of Management for Maxtor and Quantum in the
     Merger.................................................    11
  Structure of Split-off and Merger.........................    12
  Tax Opinion Insurance Policy..............................    14
  The Merger Agreement......................................    14
  Treatment of Stock Options and Restricted Stock...........    15
  Interests of Financial Advisors in the Merger.............    16
  Maxtor Board Composition..................................    16
  Relationship with MKE.....................................    16
  Anticipated Accounting Treatment of the Merger............    17
  Regulatory Approvals......................................    17
  Maxtor Selected Historical Financial Information..........    18
  Quantum Corporation Selected Historical Consolidated
     Financial Information..................................    20
  Quantum DSS Selected Historical Combined Financial
     Information............................................    22
  Quantum HDD Selected Historical Combined Financial
     Information............................................    24
  Quantum Unaudited Summary Pro Forma Condensed Consolidated
     Selected Financial Information.........................    26
  Comparative Per Share Data................................    28
  Market Price Data and Dividend Policy.....................    29
RISK FACTORS................................................    31
  Risks Related to the Merger...............................    31
  Tax Risks Related to the Split-off and Merger.............    36
  Risks Related to the Combined Company's Business Following
     the Merger.............................................    39
  Risks to the Quantum DSS Business Related to the Merger...    48
  Risks Related to the Quantum DSS Business Following the
     Merger.................................................    50
  Special Note Regarding Forward-Looking Statements.........    52
THE MAXTOR SPECIAL MEETING..................................    53
  Date, Time, and Place of Meeting..........................    53
  Voting Rights.............................................    53
  Purpose of the Maxtor Special Meeting.....................    53
  Record Date and Outstanding Shares........................    53
  Share Ownership of Management and Certain Stockholders....    53
  Vote Required.............................................    53
  Quorum; Abstentions; Broker Non-Votes.....................    54
  Solicitation of Proxies; Expenses.........................    54
  Voting of Proxies; Revocation of Proxies..................    54
  No Appraisal Rights.......................................    55
  Recommendation of the Maxtor Board........................    55

                                                              PAGE
                                                              ----
THE QUANTUM SPECIAL MEETING.................................    56
  Date, Time, and Place of Meeting..........................    56
  Record Date; Outstanding Shares...........................    56
  Redemption................................................    56
  Revocability of Proxies...................................    56
  Voting and Solicitation...................................    56
  Vote Required.............................................    57
  Quorum; Abstentions; Broker Non-Votes.....................    57
  No Appraisal Rights.......................................    57
  Recommendation of the Quantum Board.......................    57
MAXTOR AND QUANTUM PROPOSAL NO. 1...........................    58
  Adoption of the Merger Agreement and Approval of the
     Merger Contemplated Thereunder.........................    58
THE MERGER..................................................    58
  Background of the Merger..................................    58
  Reasons for the Merger....................................    63
  Opinion of Maxtor's Financial Advisor.....................    71
  Opinion of Quantum's Financial Advisor....................    80
  Relationship with MKE ....................................    86
  Treatment of Stock Options and Restricted Stock...........    87
  Interests of Management for Maxtor and Quantum in the
     Merger.................................................    90
  Interests of Financial Advisors in the Merger.............    92
  Amendments of the Maxtor Restated Certificate of
     Incorporation Effected by the Merger...................    92
  Maxtor Board Composition..................................    94
  Severance Costs...........................................    94
  Material Tax Consequences of the Split-off and Merger.....    94
  Tax Opinion Insurance Policy..............................   100
  Anticipated Accounting Treatment of the Merger............   102
  Maxtor Unaudited Pro Forma Condensed Combined Financial
     Statements.............................................   103
  Quantum Unaudited Pro Forma Condensed Consolidated
     Financial Statements...................................   113
  Regulatory Filings and Approvals Required to Complete the
     Merger.................................................   120
  Delisting of Quantum HDD Common Stock; Registration and
     Listing of Maxtor Common Stock.........................   120
  Restrictions on Resale of Maxtor Common Stock.............   120
THE MERGER AGREEMENT........................................   121
  Separation and Redemption.................................   121
  The Merger................................................   121
  Date of Closing...........................................   121
  Certificate of Incorporation and Bylaws...................   121
  Management of Maxtor and Surviving Corporation............   121
  Conversion of Securities; Exchange Ratio..................   121
  Quantum Convertible Notes.................................   122
  Exchange of Certificates..................................   122
  Representations and Warranties............................   123
  Conduct of Business Before Completion of the Merger.......   124
  Meetings of Stockholders..................................   125
  Employee Benefit Plans....................................   126
  Conditions to Closing.....................................   127
  No Solicitation...........................................   127
  Termination...............................................   129
  Termination Fees and Expenses.............................   130

                                                              PAGE
                                                              ----
  Amendment and Waiver......................................   132
THE SEPARATION DOCUMENTS....................................   132
  Separation and Redemption Agreement.......................   132
  General Assignment and Assumption Agreement...............   134
  Tax Sharing and Indemnity Agreement.......................   137
  Intellectual Property Agreement...........................   138
  Indemnification Agreement.................................   139
  Transitional Services Agreement...........................   139
VOTING AGREEMENTS...........................................   141
COMPARISON OF RIGHTS OF HOLDERS OF MAXTOR COMMON STOCK AND
  QUANTUM HDD COMMON STOCK..................................   143
  Nature of the Security....................................   143
  Size of the Board.........................................   143
  Classification............................................   143
  Removal of Directors......................................   144
  Vacancies.................................................   144
  Limitation on Director Liability..........................   144
  Indemnification of Directors and Officers.................   144
  Amendments to Certificate of Incorporation................   144
  Amendments to Bylaws......................................   145
  Authorized Capital Stock..................................   145
  Dividends.................................................   146
  Stock Repurchases, Redemptions, and Conversions...........   146
  Election of Directors.....................................   147
  Action by Written Consent.................................   147
  Annual Meeting............................................   147
  Special Meeting of Stockholders...........................   147
  Advance Notice Requirements for Stockholder Nominations...   147
  Advance Notice Requirements for Other Stockholder
     Business...............................................   148
  Rights of Inspection......................................   148
  Transactions Between the Corporation and Its Directors and
     Officers...............................................   148
  The Corporate Opportunity Doctrine........................   149
  Stockholders' Rights Plan.................................   149
MAXTOR PROPOSAL NO. 2 (FOR MAXTOR STOCKHOLDERS ONLY):
  APPROVAL OF AMENDMENT OF MAXTOR'S 1996 STOCK OPTION PLAN,
  AS AMENDED................................................   151
  Summary of the Provisions of the Amended Option Plan......   151
  Certain Federal Tax Consequences..........................   154
  Amended Plan Benefits.....................................   155
  Vote Required and Board of Directors' Recommendation......   155
MAXTOR PROPOSAL NO. 3 (FOR MAXTOR STOCKHOLDERS ONLY):
  APPROVAL OF THE AMENDMENT OF MAXTOR'S 1998 EMPLOYEE STOCK
  PURCHASE PLAN, AS AMENDED.................................   156
  Summary of the Provisions of the Stock Purchase Plan......   156
  Certain Federal Tax Consequences..........................   158
  Amended Plan Benefits.....................................   158
  Vote Required and Board of Directors Recommendation.......   159
QUANTUM PROPOSAL NO. 2 (FOR QUANTUM STOCKHOLDERS ONLY):
  APPROVAL OF PRE-CLOSING AMENDMENT TO QUANTUM'S RESTATED
  CERTIFICATE OF INCORPORATION..............................   160
  General...................................................   160
  Recommendation............................................   161

                                                              PAGE
                                                              ----
QUANTUM PROPOSAL NO. 3 (FOR QUANTUM STOCKHOLDERS ONLY):
  APPROVAL OF POST-CLOSING AMENDMENTS TO QUANTUM'S RESTATED
  CERTIFICATE OF INCORPORATION..............................   162
  General...................................................   162
  Antitakeover Effects of Provisions of the Amended and
     Restated Certificate of Incorporation, and Bylaws and
     of Delaware Law........................................   162
  Vote Required.............................................   163
  Recommendation............................................   163
  Indemnification of Directors and Officers.................   163
STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL
  OWNERS....................................................   165
  Maxtor Stock Ownership....................................   165
  Quantum Stock Ownership...................................   167
  Maxtor Stockholder Agreement with Hyundai.................   168
OTHER INFORMATION...........................................   170
LEGAL AND TAX MATTERS.......................................   171
EXPERTS.....................................................   171
STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL
  MEETING...................................................   171
  Maxtor Annual Meeting.....................................   171
  Quantum Annual Meeting....................................   171
WHERE YOU CAN FIND MORE INFORMATION.........................   172
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   172
WHO CAN HELP ANSWER YOUR QUESTIONS..........................   174
TRANSACTION OF OTHER BUSINESS...............................   174
ANNEXES
  Explanatory Note Regarding Annexes A, B, and C
  Annex A -- Amended and Restated Agreement and Plan of
     Merger and Reorganization
  Annex B  -- Opinion of Salomon Smith Barney
  Annex C  -- Opinion of Lehman Brothers
  Annex D -- Form of Pre-Closing Amendment to Restated
     Certificate of Incorporation of Quantum Corporation
  Annex E  -- Form of Post-Closing Amended and Restated
     Certificate of Incorporation of Quantum Corporation
  Annex F  -- Form of Restated Certificate of Incorporation
     of Maxtor

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

     Maxtor and Quantum have tried to anticipate the most frequently asked questions of their stockholders regarding the merger proposal and have provided answers below. Additional information is provided in the "Summary of the Joint Proxy Statement/Prospectus" beginning on page 7, and more detailed information is found in the body of this joint proxy statement/prospectus. We encourage you to read the entire joint proxy statement/prospectus for a complete understanding of the proposed merger and other proposals.

     Q1: WHAT IS HAPPENING?

     A: Maxtor and Quantum are proposing to combine Maxtor (whose principal business is selling hard disk drives) with Quantum HDD (the hard disk drive portion of Quantum's business). The combined disk drive business will continue to operate under the name Maxtor Corporation under Maxtor's current management. Quantum's Digital DLTtape and storage systems group, now known as Quantum DSS, will continue operations under the name Quantum Corporation, under Quantum's current management, as a publicly-owned corporation.

     This transaction will be accomplished in three steps, to be completed in immediate succession once all conditions are satisfied.

     - Step One -- The Separation. Quantum will separate its HDD business from its DSS business and split off the HDD business into a new subsidiary.

     - Step Two -- The Redemption. Quantum will redeem Quantum HDD tracking stock and in exchange each Quantum HDD stockholder will receive (via book entry, with no physical stock certificates) an equal number of shares of the new subsidiary that owns the Quantum HDD business.

     - Step Three -- The Merger. The new Quantum subsidiary that owns the Quantum HDD business will be merged into Maxtor, Maxtor will become the direct owner of the Quantum HDD business and each former Quantum HDD stockholder will receive, for each share of the new Quantum subsidiary issued in the redemption, 1.52 Maxtor shares.

     Q2: WHAT WILL MAXTOR STOCKHOLDERS RECEIVE IN THE MERGER?

     A: Maxtor stockholders will not receive any consideration in the merger, and Maxtor stockholders who in aggregate own 100% of Maxtor's outstanding common stock before the merger will own not more than 49.9% of Maxtor's outstanding common stock immediately after the merger as a result of the issuance of approximately 120,500,000 Maxtor shares in the merger.

     Q3: WHAT WILL QUANTUM HDD STOCKHOLDERS RECEIVE IN THE MERGER?

     A: Quantum HDD stockholders will receive 1.52 shares of Maxtor common stock for each share of Quantum HDD common stock they hold. Immediately after the merger, the former holders of Quantum HDD common stock will own at least 50.1% of Maxtor's outstanding common stock.

     Q4: WHAT WILL QUANTUM DSS STOCKHOLDERS RECEIVE IN THE MERGER?

     A: Quantum DSS stockholders will not receive any consideration for shares of Quantum DSS common stock they hold. Quantum DSS stock will continue to be traded on the New York Stock Exchange under the trading symbol "DSS," just as prior to the transaction, but it will represent all of Quantum. Effective immediately prior to the merger, Quantum will transfer substantially all of the HDD business' operating assets and related liabilities to the new subsidiary of Quantum. This separation is more fully explained in the "Summary" beginning on page 7 and the sections entitled "The Merger Agreement" beginning on page 121 and "The Separation Documents" beginning on page 132.

     After the separation is complete, and assuming Quantum completes the divestiture of its Snap Appliances business as intended, Quantum will be comprised of two business groups: Enterprise Solutions and DLTtape. The Enterprise Solutions group intends to grow Quantum's current position in the tape automation industry into storage solutions that will be supported by direct sales and service capabilities. The DLTtape group intends to continue to expand its leadership position in storage devices and media. Going forward, Quantum believes that the targeted focus of these two businesses will allow it to service strong demands for sophisticated tape automation solutions for data backup and archival capabilities fueled by its customers with increasing storage requirements.

     Q5: WHAT AM I BEING ASKED TO VOTE UPON?

     A: Maxtor stockholders: You are being asked to vote to approve the merger. If approved, the merger will result, among other things, in:

     - the issuance of approximately 120,500,000 shares of Maxtor common stock; and

     - the amendment of Maxtor's certificate of incorporation:

       -- to eliminate until the 2004 annual meeting the requirement that each of Maxtor's three board classes have an approximately equal number of directors, and also

       -- to increase the number of authorized shares of common stock from 250,000,000 shares to 525,000,000 shares.

     In addition, you are being asked to approve two further proposals to amend Maxtor's 1996 stock option plan and 1998 employee stock purchase plan to increase the number of shares reserved for issuance under each of the plans. The approval by Maxtor stockholders of these two additional proposals is not required in order for the merger proposal to be approved. If approved, the plan amendments will take effect only if the merger is completed.

     Quantum stockholders: You are being asked to vote to approve the merger, including the split-off of Quantum HDD.

     In addition, you are being asked to approve two further proposals: one to amend Quantum's restated certificate of incorporation to provide that delivery of this joint proxy statement/prospectus satisfies the existing provision requiring notice of any redemption of Quantum's shares and one to amend Quantum's restated certificate of incorporation to delete all provisions relating to tracking stock. Approval of these proposals is not required in order for the merger proposal to be approved. If approved, the first of these amendments to Quantum's restated certificate of incorporation will take effect immediately prior to the close of the merger and the second of these amendments will take effect immediately after the close of the merger.

     Q6: HOW DOES MY BOARD OF DIRECTORS RECOMMEND THAT I VOTE ON THE PROPOSALS?

     A: Maxtor stockholders: The Maxtor board of directors unanimously recommends that you vote FOR all three proposals submitted by the Maxtor board.

     Quantum stockholders: The Quantum board of directors unanimously recommends that you vote FOR all three proposals submitted by the Quantum board.

     Q7: WHAT VOTE IS REQUIRED TO APPROVE THE PROPOSALS?

     A: Maxtor stockholders: Proposal No. 1, the proposal for the approval of the merger, requires the affirmative vote of holders of a majority of the outstanding shares of Maxtor common stock entitled to vote at the Maxtor special meeting. Abstaining or not instructing your broker how to vote will have the same effect as a vote against the merger proposal.

     Proposals Nos. 2 and 3, the proposals to amend the stock option plan and stock purchase plan, will require the affirmative vote of holders of a majority of the votes present or represented by proxy and entitled to vote at the special meeting. Abstentions will have the same effect as a negative vote, whereas broker non-votes will not count as a vote either for or against either of these two proposals.

     As of the record date of the Maxtor special stockholders' meeting, Maxtor directors and officers collectively owned approximately 3.00% of the outstanding shares of Maxtor common stock and Hyundai Electronics America owned approximately 35% of the outstanding shares of Maxtor common stock. Hyundai Electronics

America and each Maxtor officer and director have agreed to vote all of their shares in favor of the merger proposal.

     Quantum stockholders: Quantum's Proposal No. 1 requires both the affirmative vote of holders of a majority of the outstanding shares of Quantum common stock entitled to vote at the Quantum special meeting, and the affirmative vote of holders of a majority of the outstanding shares of Quantum HDD common stock entitled to vote at the meeting, voting as a separate class. In addition, under the merger agreement, Proposal No. 1 requires the affirmative vote of holders of a majority of the votes present or represented by proxy and entitled to vote Quantum DSS common stock at the special meeting, voting as a separate class.

     Quantum's Proposals No. 2 and No. 3, the proposals to amend Quantum's restated certificate of incorporation, each require the affirmative vote of holders of a majority of the outstanding shares of Quantum common stock entitled to vote at the Quantum special meeting.

     Abstaining or not instructing your broker how to vote will generally have the same effect as a vote against the proposals.

     As of the record date for the Quantum special stockholders' meeting, Quantum directors and executive officers collectively owned approximately 2.2% of the outstanding shares of Quantum HDD common stock and approximately 2.5% of the outstanding shares of Quantum DSS common stock. Each Quantum executive officer and director has agreed to vote all of his or her shares in favor of the merger proposal.

     Q8: WHAT HAPPENS IF I OBJECT TO THE MERGER AND IT IS COMPLETED?

     A: Delaware law does not give Maxtor or Quantum stockholders the right to dissent from the merger and demand the appraised fair value of their shares in cash nor does Delaware law grant any other special rights to stockholders to object to a transaction by reason of appraisal rights not being available. Therefore, if the merger is completed, all Quantum HDD stockholders will receive
1.52 shares of Maxtor common stock for each share of Quantum HDD stock held, and all Maxtor stockholders will retain their same Maxtor shares, regardless of whether they voted for or against the merger.

     Q9: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

     A: Your broker will vote your shares only if you provide instructions on how to vote. If you do not provide your broker with instructions on how to vote, your broker non-votes will generally have the same effect as votes against approval of the merger. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

     Q10: WHY ARE WE PROPOSING THE MERGER?

     A: The boards of Maxtor and Quantum each unanimously believe that the combination of Maxtor and Quantum HDD will create a stronger, more competitive hard disk drive company. A more complete discussion of the reasons for the merger appears on page 9 and on page 63 of this joint proxy statement/prospectus under the heading "Reasons for the Merger."

     Q11: WHY DOES THE MERGER AGREEMENT PROVIDE FOR THE AMENDMENT OF MAXTOR'S CERTIFICATE OF INCORPORATION?

     A: The amendment of Maxtor's certificate to change the breakdown of Maxtor's three board classes is being made in order to make it clear that, although Quantum HDD stockholders will hold at least 50.1% of Maxtor's outstanding voting stock immediately after the merger, these stockholders would not be able to take control of the Maxtor board of directors any earlier than Maxtor's annual meeting in 2003. This provision confirms and gives effect to the parties' intent that Maxtor would be the acquiring party in the merger.

     Maxtor's certificate of incorporation will also be amended and restated as part of the merger to increase the authorized number of shares of its common stock to 525,000,000. Subtracting currently outstanding shares, Maxtor has approximately 105,000,000 unissued shares available for issuance under its certificate. The increase in the authorized number of shares by 275,000,000 will assure that sufficient shares are available to be issued in connection with the merger, and that an adequate number of shares will be available for issuance upon the exercise of options for up to approximately 12,600,000 shares of Maxtor common stock assumed in the merger, for future issuance under Maxtor's equity compensation plans, and for other purposes that the Maxtor board deems necessary or appropriate.

     The restated certificate of incorporation, marked to show changes from the current restated certificate of incorporation, is attached as Annex F. These amendments to Maxtor's certificate of incorporation will take effect only if the merger is completed.

     Q12: WHAT ARE QUANTUM'S TWO CLASSES OF TRACKING STOCK?

     A: Quantum's tracking stocks are the
DLT & Storage Systems group stock and the Hard Disk Drive group stock. We refer to the DLT & Storage Systems group stock as Quantum DSS common stock and the Hard Disk Drive group stock as Quantum HDD common stock.

- The DLT & Storage Systems group stock is intended to reflect the separate performance of Quantum's DLT tape and storage systems business.

- The Hard Disk Drive group stock is intended to reflect the separate performance of Quantum's hard disk drive business.

     Investors commonly refer to this type of stock as tracking stock, targeted stock or letter stock because the stock is intended to track or target the separate economic performance of an individual business or group of assets within a larger company with two or more businesses, like Quantum.

     When the tracking stocks were implemented on August 3, 1999, each share of existing Quantum common stock was changed into one share of Quantum DSS stock and 0.5 of a share of Quantum HDD stock.

     Q13: WHAT KIND OF FINANCIAL INFORMATION WILL I RECEIVE IN THE FUTURE WITH RESPECT TO QUANTUM'S TRACKING STOCK?

     A: Since the implementation of Quantum's tracking stock in August 1999, Quantum has reported consolidated financial information for Quantum as a whole and separate operating results and other business and financial information for both Quantum's DSS group and Quantum's HDD group. Following the merger, Quantum will report financial information for Quantum as a whole, which will include only the DSS business. Quantum HDD stockholders will become Maxtor stockholders and thus will receive Maxtor financial information.

     Q14: WHY DID QUANTUM IMPLEMENT TRACKING STOCK?

     A: Quantum implemented tracking stock in order to enhance the overall return to stockholders and to support the strategic objectives of the company.

     Q15: WHY IS QUANTUM PROPOSING TO AMEND ITS RESTATED CERTIFICATE OF INCORPORATION IN CONNECTION WITH THE MERGER?

     A: Quantum is proposing two amendments to its restated certificate of incorporation: 1) to provide that delivery of this proxy statement/prospectus will satisfy existing notice requirements regarding redemption of shares and 2) to delete all provisions relating to its tracking stock.

     Because the redemption and the merger are both part of one transaction and because the merger is contingent on the redemption, the proposed amendment regarding the redemption notice requirement is intended to simplify this mechanical procedure from the point of view of Quantum stockholders. Quantum is proposing the redemption in connection with the merger and is complying with all relevant notice requirements relating to the merger. There is currently a 35 day separate notice requirement under Quantum's current certificate if there is a redemption of the HDD shares. This provision was intended to provide notice to HDD stockholders if Quantum split off the HDD business without a third party transaction such as the merger with Maxtor. Because the merger and redemption will occur immediately after each other, Quantum intends to simplify this procedure by including all relevant information about this transaction in this joint proxy statement/prospectus so that you may evaluate it in the context of consideration of the merger. If this proposal is not approved by you, the merger will still be consummated if it is approved by the Quantum stockholders and all other conditions to closing are satisfied, but it will be delayed by at least 35 days so that Quantum can comply with the notice of redemption requirement under the current restated certificate of incorporation.

     Quantum is also proposing to delete all provisions relating to its tracking stock structure because, following the completion of the merger, Quantum will consist of only Quantum DSS and there will be no further need for separate business group tracking stocks. Therefore, Quantum intends to delete all provisions in its certificate of incorporation relating to the class of common stock designated as "Quantum Corporation -- HDDG common stock" and to amend and restate other provisions to reflect the absence of tracking stock. If approved, this amendment will take effect only if the merger is completed.

     Q16: IS QUANTUM'S REGISTRATION STATEMENT ON FORM S-1 FOR ITS SNAP APPLIANCES BUSINESS RELEVANT TO THIS TRANSACTION?

     A: Snap Appliances, Inc., or Snap, currently a wholly owned subsidiary of Quantum Corporation, filed a registration statement on Form S-1 with the Securities and Exchange Commission on October 30, 2000. Quantum currently intends to effect a complete divestiture of Snap through completion of the initial public offering followed approximately six months later by a distribution of all shares of Snap common stock to Quantum's stockholders. Quantum will determine the timing, structure and all terms of its divestiture of such Snap common stock at its sole discretion, subject to certain regulatory approvals. The distribution of Snap common stock will not occur prior to the consummation of the merger. A copy of Snap's separate registration statement can be obtained from Quantum at the address listed above or from the SEC's web site at www.sec.gov.

     Q17: IF APPROVED, WHEN WILL THE MERGER HAPPEN?

     A: If all conditions to closing have been satisfied, the parties will close as soon as possible after the special stockholders' meetings on March 30, 2001.

     Q18: IN WHAT MARKETS WILL THE POST-MERGER QUANTUM CORPORATION PARTICIPATE?

     A: After the merger is consummated, and assuming the divestiture of Snap Appliances, Quantum Corporation will consist of two business groups: Enterprise Solutions and DLTtape. The ongoing Quantum business is more fully described on pages 1, 2, 13 and 14.

     Q19: IF I AM A HOLDER OF QUANTUM HDD COMMON STOCK, WHEN SHOULD I SEND IN MY STOCK CERTIFICATES FOR EXCHANGE?

     A: Please do not send in your stock certificates with your proxy card. You must keep your stock certificates until after the merger has been completed, when you will receive a letter of transmittal describing how you may exchange your Quantum HDD stock certificates for certificates representing shares of Maxtor common stock. At that time, you will have to submit your Quantum HDD stock certificates to the exchange agent with your completed letter of transmittal.

     Q20: WHAT DO I NEED TO DO NOW?

     A: After you read and consider the information in this document, mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the appropriate special stockholders meeting. You should return your proxy card whether or not you plan to attend your special meeting.

     Q21: WHOM CAN I CALL WITH QUESTIONS?

     A: If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact the individuals listed below:

     Maxtor stockholders:

     You should contact:

    MAXTOR CORPORATION
    510 Cottonwood Drive
    Milpitas, California 95035
    Attn: Jenifer Kirtland, Investor Relations
    (408) 432-4270
    E-Mail: jenifer_kirtland@maxtor.com

     If you have additional questions about the solicitation of your proxy by Maxtor, you should contact:

    MACKENZIE PARTNERS, INC.
    156 Fifth Avenue
    New York, New York 10010
    (212) 929-5500 (call collect) or
    (800) 322-2885
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

     Quantum stockholders:

     You should contact:

    QUANTUM CORPORATION
    500 McCarthy Boulevard
    Milpitas, California 95035
    Attention: Renee Budig
    (408) 324-7044
    E-Mail: ir@quantum.com

     If you have additional questions about the solicitation of your proxy by Quantum, you should contact:

    MORROW & CO., INC.
    445 Park Avenue
    New York, New York 10022-2606
    (212) 754-8000 (call collect) or
    (800) 607-0088

     The Snap divestiture is not part of the merger proposal and is not being submitted to a vote of Quantum's stockholders.

     Maxtor, DiamondMax, and the Maxtor logo are registered trademarks of Maxtor Corporation. MaxAttach and Reflect-It are trademarks of Maxtor. Quantum, Fireball, Atlas and the Quantum logo are registered trademarks of Quantum Corporation. DLTtape is a trademark of Quantum. Other product and brand names are trademarks or registered trademarks of their respective holders.

                SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

     This summary highlights additional selected information from this joint proxy statement/prospectus, not included in "Questions and Answers About the Merger" above. This summary and the "Questions and Answers" above do not together contain all of the information that is important to you. Even though we have highlighted what we believe is the most important information, we encourage you to read the entire joint proxy statement/prospectus for a complete understanding of the proposed merger and the other proposals. You should also review the other available information referred to in "Where You Can Find More Information," on page 172.

THE COMPANIES

MAXTOR

     Maxtor designs, develops, manufactures, sells, and supports hard disk drives for desktop computer systems. Maxtor's DiamondMax product family consists of 3.5-inch hard disk drives for the desktop market segment with storage capacities of up to 80 gigabytes.

     Maxtor also designs, develops, manufactures, sells, and supports network attached storage, or NAS, devices. NAS devices are specially designed to add storage to a network. They are similar in architecture to general purpose servers, and include a central processing unit, an operating system, RAM, and a hard drive subsystem. However, NAS products are generally quicker to integrate into a network and easier to maintain than general purpose servers.

     Maxtor's NAS products are known under the brand name of MaxAttach. Maxtor's MaxAttach product family provides the ability to add storage to an existing or new network with lower total costs than traditional general-purposes servers. Maxtor's products consist of the NAS 3000 with storage capacities of up to 160 gigabytes, the NAS 4000 with storage capacities of up to 320 gigabytes, and Reflect-It backup software.

     Maxtor has manufacturing facilities in Singapore, design and development facilities in Milpitas, California and Longmont, Colorado, and sales and support offices in the United States, Canada, Europe and Asia Pacific.

     The Maxtor common stock that holders of Quantum HDD common stock will receive as a result of the merger is traded and quoted on The Nasdaq National Market under the market symbol "MXTR."

     Maxtor's principal executive offices are located at 510 Cottonwood Drive, Milpitas, California 95035. Maxtor's telephone number is (408) 432-1700.

QUANTUM

     Quantum operates its business through two separate business groups: Quantum HDD, tracked by Quantum HDD common stock, and Quantum DSS, tracked by Quantum DSS common stock.

     Quantum HDD designs, develops, markets, and supports hard disk drives for the desktop computer systems and for larger computers and servers. Quantum HDD's Fireball product family consists of 3.5-inch hard disk drives for the desktop computer systems market with storage capacities which range up to 40 gigabytes. Quantum HDD's Atlas product family consists of 3.5-inch hard disk drives for the enterprise server market with storage capacities which range up to 73 gigabytes.

     Matsushita-Kotobuki Electronics Industries, Ltd., or MKE, manufactures all of Quantum HDD's hard disk drives at facilities located in Japan and Singapore. MKE's state-of-the-art manufacturing process is highly automated, employing integrated computer networks and advanced control systems.

     Quantum HDD maintains design and development facilities in Shrewsbury, Massachusetts and Milpitas, California and sales and support facilities in the United States, Canada, Europe, and Asia Pacific.

     Quantum DSS designs, develops, manufactures, licenses, services, and markets DLTtape drives, DLTtape media cartridges, and storage solutions. Quantum DSS' storage solutions consist of DLTtape libraries, network attached storage solutions, solid state storage systems, and service. Digital Linear Tape, or DLTtape, is Quantum DSS' half-inch tape technology that is the industry standard for mid-range UNIX and NT system backup and archive applications.

Quantum DSS recently introduced a new family of tape drive products based on Super DLTtape technology, targeted to serve workgroup, mid-range and enterprise business needs.

     Quantum DSS' tape libraries are part of its Enterprise Solutions business and serve the entire tape library data storage market from desktop computers to enterprise class computers. Quantum DSS offers a broad line of automated tape libraries which are used to manage, store and transfer data in enterprise networked computing environments through its ATL business. Quantum DSS is a leading provider of NAS solutions for workgroups. NAS solutions for workgroups offered by Snap currently compete directly with NAS products for entry and mid-range levels sold by Maxtor. Neither Snap nor Maxtor currently offer NAS products for enterprise level applications with high unit costs. If the initial public offering and subsequent distribution of Snap common stock occurs, Quantum DSS will no longer provide NAS solutions for workgroups.

     Both Quantum HDD common stock and Quantum DSS common stock trade on the New York Stock Exchange, under the symbols "HDD" and "DSS," respectively. Following the merger, Quantum DSS common stock will continue to trade on the New York Stock Exchange under the symbol "DSS".

     Quantum's principal executive offices are located at 500 McCarthy Boulevard, Milpitas, California 95035. Quantum's telephone number is (408) 894-4000.

RISK FACTORS (PAGE 31)

     The "Risk Factors" beginning on page 31 should be considered carefully by both Maxtor and Quantum stockholders in evaluating whether to approve the merger proposal. These risk factors should be considered along with any additional risk factors in the periodic reports of both Quantum and Maxtor filed with the Securities and Exchange Commission and any other information included in this joint proxy statement/prospectus.

EXCHANGE RATIO AND RELATIVE PERCENTAGES OF OWNERSHIP

     The parties have agreed upon a fixed exchange ratio of 1.52 in order to ensure that Quantum HDD stockholders will collectively own at least 50.1% of the Maxtor common stock outstanding immediately after the merger. That level of collective ownership stock is necessary in order to achieve the parties' goal of a transaction that is not taxable to Quantum under Section 355 of the Internal Revenue Code.

     Because the exchange ratio is fixed at 1.52 (subject to potential upward adjustment if necessary to ensure the intended level of collective ownership of Maxtor common stock on the part of former Quantum HDD stockholders), the aggregate number of shares of Maxtor common stock to be issued in the merger transaction is also fixed within a relatively narrow range. Therefore, as Maxtor's stock price fluctuates, so does the market value of the stock consideration to be paid by Maxtor for Quantum HDD. For example, if Maxtor common stock is trading at $6 per share at the time of close, the closing date market value of the consideration to be paid for Quantum HDD would be $9.12 per share and approximately $712 million in total. If Maxtor common stock is trading at $10 per share at the time of close, the closing date market value of the consideration would be approximately $15.20 per share and $1.18 billion in total. The post-closing value of the consideration would then be subject to the fluctuations of the stock market. In addition, if at closing Quantum HDD common stock is trading at a price per share greater than 1.52 times the closing date market price of Maxtor common stock, Quantum HDD stockholders will suffer a loss under the merger.

     The exact number of Maxtor shares that will be issued in the merger, and the percentage of Maxtor's then-outstanding shares that all of those newly-issued shares will together represent, are not directly limited, or "capped," by the merger agreement. Rather, the number and percentage will be a function of the number of Quantum HDD shares that are outstanding when the merger is completed. Taking into account the maximum number of Quantum HDD shares that could be outstanding at the closing, and assuming that the closing occurs promptly after the special stockholders' meetings, that all Quantum HDD options that would then be vested (based on HDD options outstanding on March 1, 2001) were exercised before the closing and that no vested options for Maxtor common stock were exercised before the closing, the maximum percentage of the voting stock of the combined Maxtor/

Quantum HDD company that former Quantum HDD stockholders could potentially own immediately after the closing (and before any post-closing trading of Maxtor common stock in the public markets) would be approximately 56.4%. Conversely, using the same assumptions, the minimum percentage ownership that the current Maxtor stockholders would potentially hold would be approximately 43.6%. To the extent that either vested options for Quantum HDD stock are not exercised prior to closing, or vested options for Maxtor common stock are exercised prior to closing, the ownership by Quantum HDD stockholders of the outstanding voting stock of the combined company would be lower than 56.4%, but would be at least 50.1%. If no additional vested options for Quantum HDD or Maxtor common stock are exercised prior to closing, Quantum HDD stockholders would own approximately 50.8% and Maxtor stockholders would own approximately 49.2% of the voting stock of the combined company at the closing.

     Each board has obtained from its respective investment banking firm an opinion as to the fairness, from a financial point of view, of the fixed exchange ratio.

REASONS FOR THE MERGER (PAGE 63)

     The boards of Maxtor and Quantum each unanimously believe that the combination of Maxtor and Quantum HDD will create a stronger, more competitive hard disk drive company, with enhanced prospects for continued viability, by:

     - creating significant opportunities for cost reduction through the integration of the operations of the two hard disk drive businesses and the elimination of redundant overhead expenses and duplicate sales, marketing, and administrative functions;

     - expanding the combined company's product line to provide a broad portfolio of products, including products for desktop personal computers, Intel-based servers, consumer electronics applications, and network attached storage devices;

     - allowing the combined company to take advantage of the complementary products, channels, partners, technology, logistics, critical skills, and manufacturing approaches of Maxtor and Quantum HDD;

     - providing the combined company with a materially stronger balance sheet than either Maxtor or Quantum HDD has standing alone; and

     - providing the combined company with additional resources through cost savings to explore emerging and higher-profit storage opportunities, such as Intel-based server hard disk drives, network attached storage appliances, sub-3.5-inch hard disk drives, and storage services.

     Quantum further believes that the split-off of Quantum HDD will benefit Quantum DSS by:

     - allowing Quantum DSS to participate in a higher growth segment space by allowing management to focus on emerging markets and technologies;

     - eliminating the negative balance sheet risk created by the negative historical financial performance and cash flows of the HDD business which, because Quantum as a whole is liable for both HDD and DSS liabilities, negatively affects the DSS business; and

     - reducing the operating risk attributable to the HDD business (including tight margins and continued decline in average selling prices for hard disk drive products), allowing the DSS business greater operating flexibility to pursue its growth strategy.

     For further information regarding the impact of this transaction on the DSS business, please see the section entitled "Q3: What will Quantum DSS Stockholders receive in the merger?" on page 1 and "Reasons of the Quantum
Board -- DSS Business" on page 69.

     The Maxtor board considered, among other risks, the ongoing risks that the combined company would face in the hard disk drive business, taking into account that each of Maxtor and Quantum HDD had incurred significant losses from operations in prior reporting periods, that the hard disk drive business had significant capital requirements, average selling prices were expected to continue to decline, demand for hard disk drive products was expected to continue to be volatile, and industry margins were expected to continue to be tight, heightening the potential risks of a failure to achieve successful integration or expected cost reductions. The Maxtor board concluded that the potential benefits of the merger outweighed these risks.

     A more complete discussion of the reasons for the merger appears on pages 63 to 71 of this joint proxy statement/prospectus under the heading, "Reasons for the Merger."

FAIRNESS OPINIONS OF FINANCIAL ADVISORS

OPINION OF MAXTOR'S FINANCIAL ADVISOR (PAGE 71)

     In deciding to approve the merger, the Maxtor board of directors considered the opinion of its financial advisor Salomon Smith Barney that, as of the date of its opinion and subject to the assumptions, qualifications and limitations set forth in its opinion, the exchange ratio for the merger was fair, from a financial point of view, to Maxtor. The full text of this opinion is attached as Annex B to this joint proxy statement/prospectus. Maxtor urges its stockholders to read the opinion of Salomon Smith Barney in its entirety.

OPINION OF QUANTUM'S FINANCIAL ADVISOR (PAGE 80)

     In deciding to approve the merger, the Quantum board of directors considered the opinion of its financial advisor Lehman Brothers that, as of the date of its opinion and based on and subject to the assumptions, considerations, and limitations stated in its opinion, the exchange ratio to be offered to the holders of Quantum HDD common stock in the split-off and the merger was fair, from a financial point of view, to the Quantum HDD stockholders. The full text of this opinion is attached as Annex C to this joint proxy statement/prospectus. Quantum stockholders may read the opinion of Lehman Brothers in its entirety.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

MAXTOR BOARD (PAGE 55)

     The Maxtor board of directors believes that the proposed merger is fair to, advisable for, and in the best interest of Maxtor and its stockholders, has unanimously voted to approve the merger agreement, and unanimously recommends that Maxtor stockholders vote FOR the adoption of the merger agreement and approval of the merger, including all transactions contemplated thereby. The Maxtor board of directors also unanimously recommends that Maxtor stockholders vote FOR the approval of the amendment to Maxtor's stock option plan to increase the number of shares reserved for issuance thereunder to 39,975,685 and FOR the approval of the amendment to Maxtor's stock purchase plan to increase the number of shares reserved for issuance thereunder to 8,000,000.

QUANTUM BOARD (PAGE 57)

     The Quantum board of directors believes that the merger, the split-off, and all other transactions contemplated by the merger agreement are fair to, advisable for, and in the best interest of Quantum and all its stockholders and has unanimously voted to approve the merger agreement and all other transactions contemplated by it. The Quantum board of directors unanimously recommends that Quantum stockholders vote FOR the adoption of the merger agreement and approval of the merger and FOR proposals 2 and 3 to amend Quantum's restated certificate of incorporation.

THE SPECIAL MEETINGS (PAGES 53 AND 56)

MAXTOR SPECIAL MEETING

     The special meeting of the stockholders of Maxtor will be held on Friday, March 30, 2001, at 10:00 a.m., local time, at the Crowne Plaza Hotel, San Jose/Silicon Valley, 777 Bellew Drive, Milpitas, California 95035.

QUANTUM SPECIAL MEETING

     The special meeting of the stockholders of Quantum will simultaneously be held on Friday, March 30, 2001, at 10:00 a.m., local time, at Quantum Corporation Headquarters, 500 McCarthy Boulevard, Milpitas, California 95035.

MATERIAL TAX CONSEQUENCES OF THE SPLIT-OFF AND MERGER (PAGE 94)

MAXTOR STOCKHOLDERS AND MAXTOR

     Neither Maxtor stockholders nor Maxtor will recognize gain or loss for United States federal income tax purposes in connection with the merger.

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

QUANTUM STOCKHOLDERS AND QUANTUM

     The merger will constitute a "reorganization" for purposes of the provisions of United States federal income tax law governing tax-free treatment to stockholders in stock-for-stock reorganizations. Accordingly, Quantum HDD stockholders will not recognize gain or loss for federal income tax purposes in connection with the merger. Subject to the qualifications, limitations, and assumptions set forth in the opinion, Ernst & Young LLP has opined that none of Quantum, the new subsidiary or the holders of Quantum HDD common stock should recognize gain or loss for United States federal income tax purposes, or for state income or franchise tax purposes in the three states in which Quantum principally does business, in connection with the separation or the redemption (either by themselves or in conjunction with the merger) under Section 355 of the Internal Revenue Code and the corresponding provisions of those three states' tax laws.

INTERESTS OF MANAGEMENT FOR MAXTOR AND QUANTUM IN THE MERGER

MAXTOR MANAGEMENT (PAGE 90)

     Some of Maxtor's executive officers are parties to executive retention agreements pursuant to which the merger constitutes a change of control. If Maxtor terminates without cause the employment of Michael Cannon, the chief executive officer of Maxtor, within 12 months after the merger, all of his unvested stock options and restricted stock shall become 100% vested. If Maxtor terminates without cause the employment of several other executive officers within 12 months after the merger, their option vesting will be accelerated by an additional two years and their restricted stock will be vested 50% or prorated based upon the number of months from the restricted stock amendment date, whichever is greater. In addition, in the event of their termination without cause, Maxtor will owe severance payments of 24 months to Mr. Cannon and 12 months to the executive officers referred to on page 91, and will forgive outstanding balances on loans (including a loan of $5 million to Mr. Cannon) to the executive officers.

     Maxtor's Compensation Committee is considering adjustments in cash and equity compensation payable to Maxtor's executive officers which would take effect upon completion of the merger. It is possible that the Compensation Committee may make a final decision on such adjustments prior to the special meeting of stockholders. In the event that any material upward adjustment in compensation is approved by the Compensation Committee prior to the special meeting of stockholders, Maxtor will report the approved changes in compensation in a Form 8-K filed with the Securities and Exchange Commission. That filing would be available in the manner described under "Additional Information" behind the cover page.

QUANTUM MANAGEMENT (PAGE 91)

     All directors and officers of Quantum participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, your interests.

     Quantum's directors and executive officers are entitled to participate in a severance plan put into place in connection with the merger. In addition, certain of Quantum's executive officers are entitled to specified severance payments if they are terminated primarily because of the merger within nine months following the merger. Under the merger agreement, Maxtor has agreed to pay a portion of such severance.

     Under the merger agreement, Maxtor has agreed that for six years following the merger it will maintain director and officer liability insurance for any claims in connection with the merger agreement covering persons covered by Quantum's directors' and officers' insurance (except that Maxtor is not required to pay more than 150% of the current premium Quantum pays for its insurance).

     Both the Quantum board and the Maxtor board are aware that Michael A. Brown, who would be appointed to Maxtor's board, would continue to be a director and chief executive officer of Quantum, and that Quantum's Snap subsidiary competes directly with Maxtor's NAS business. Both boards understood that Mr. Brown would be subject to the confidentiality obligations imposed on him as a director of Maxtor, on the one hand, and as a director and executive officer of Quantum, on the other hand, and would therefore not be in a position to share with either company information he learned about the other company's business and operations, including a competing business, by reason of his service to the other company. Both boards believe that Mr. Brown understands and will comply with these obligations.

STRUCTURE OF SPLIT-OFF AND MERGER

     PURPOSE OF STRUCTURE. The Maxtor/Quantum transaction has been structured to satisfy Section 355 of the Internal Revenue Code in order to enable Quantum to separate Quantum HDD from Quantum DSS and combine it with Maxtor without incurring corporate-level tax on the sale of Quantum HDD. This is the only structure available to achieve these goals, given that:

     - the purpose of the transaction is to combine the two companies' hard disk drive businesses in a stock-for-stock exchange that will not be taxable to the stockholders of either company;

     - if Quantum sold the assets of Quantum HDD to Maxtor, or contributed those assets to a new subsidiary and sold the stock of that subsidiary to Maxtor, that sale would result in substantial tax to Quantum, which would diminish the value of the transaction from Quantum's perspective; and

     - the companies are not interested in a combination of their entire companies but only in combining Maxtor with Quantum HDD.

     Section 355(e) (which provides that some kinds of acquisitions and similar transactions prevent a split-off from being tax-free to the distributing corporation) is a relatively new provision of law and little authoritative guidance exists regarding its interpretation. Accordingly, in the absence of a favorable Internal Revenue Service ruling, there is some uncertainty as to whether the split-off will meet the requirements for tax-free treatment to Quantum under that Section. However:

     - the process of seeking such a ruling would have taken several months; and

     - it was uncertain whether the Internal Revenue Service would rule on all of the relevant issues at all, or how it would rule, given the absence of final Section 355(e) regulations and the Internal Revenue Service's intention to withdraw the then-pending proposed regulations and replace them with new proposals which had not yet been completed.

     Neither the Maxtor board nor the Quantum board was willing to subject the transaction to this delay and uncertainty. However, Ernst & Young LLP, Quantum's tax advisors, was willing to render to both companies an opinion that the split-off should be tax-free to Quantum under Section 355. Based on this opinion, a syndicate of major insurance companies was willing to issue a policy covering $300 (subsequently increased to $340) million of insurance against the risk that the split-off was determined to be subject to federal income tax or state income or franchise tax. The board of directors of Maxtor and Quantum decided to approve and recommend the transaction on the basis of the opinion and the policy.

     A more complete discussion of the reasons for the structure appears on pages 65 to 67 of this joint proxy statement/prospectus under the heading, "Joint Reasons for the Structure of the Merger."

     Maxtor and Quantum are aware of another pending transaction, also structured to satisfy Section 355 of the Internal Revenue Code, in which the parties decided to condition the transaction on the receipt of a favorable private letter ruling from the Internal Revenue Service. That other transaction was first publicly announced in July 2000 and no public announcement or public filing has since been made by the parties to that other transaction to indicate that the outcome of the ruling request has been determined. Maxtor and Quantum are not familiar with the decision-making process that led the parties to that other transaction to decide to pursue a ruling, nor do Maxtor or Quantum know whether or not the parties to that other transaction considered the possible alternative of closing on the basis of a tax opinion or an insurance policy. However, for the reasons described above, the Maxtor and Quantum boards have decided not to seek a ruling and, instead, to proceed on the basis of the Ernst & Young opinion and the $340 million tax opinion insurance policy.

     Under the Internal Revenue Code, private letter rulings from the Internal Revenue Service may not be used or cited as precedent. Accordingly, Maxtor and Quantum believe that any private letter ruling issued in connection with another transaction, whether before or after the closing, will have no dispositive effect on the outcome if there is any dispute with a tax authority concerning the correctness of Ernst & Young's tax opinion regarding the Maxtor/ Quantum HDD transaction and will not constitute a change of governing law for the purposes of the insurance policy issued on the basis of that opinion. However, if a private letter ruling was issued in another transaction, and its content became known before the closing and it was viewed by Ernst & Young as adversely affecting Ernst & Young's analysis of the Maxtor/Quantum HDD transaction, Ernst & Young could possibly conclude that it was unable to reissue its original opinion. In that case, neither Maxtor nor Quantum would be obligated to close this transaction.

     STEPS TO IMPLEMENT STRUCTURE. The split-off and merger will be implemented in the following three steps:

     - SEPARATION (PAGE 133). Immediately before the merger, Quantum will separate the Quantum HDD business from Quantum DSS and transfer the assets of Quantum HDD to a newly-formed subsidiary (referred to in this joint proxy statement/prospectus as the "subsidiary" or the "new subsidiary" of Quantum) in exchange for all of the subsidiary's common stock. In order to effect the separation, Quantum, the subsidiary, and Maxtor will execute the following agreements (collectively, the "separation documents"):

     -- a separation and redemption agreement which will outline the general terms and conditions of the separation of the subsidiary from Quantum and the redemption of all outstanding shares of Quantum HDD common stock in exchange for common stock of the new subsidiary. On the separation date, Quantum will transfer to the subsidiary substantially all of the assets and liabilities relating to Quantum HDD;

     -- a general assignment and assumption agreement which will identify the assets and liabilities relating to Quantum HDD that Quantum will transfer to the subsidiary and thus to Maxtor;

     -- a tax sharing and indemnity agreement which will provide for the allocation between Quantum and Maxtor of tax liabilities relating to pre-merger conduct;

     -- an intellectual property agreement under which Quantum will grant to Maxtor ownership of proprietary and intellectual property rights in Quantum HDD, and a license to make, use, and sell hard disk drives and other products, including network attached storage, storage area networks, and magneto-optic devices. In addition, Maxtor will grant to Quantum a license to make, use, and sell products, including tape drives, media and libraries, network attached storage and storage area networks, provided, however, that Quantum will not be granted a license to make, use, or sell hard disk drives. Quantum and Maxtor will mutually agree to refrain from asserting against one another any claims of infringement for a period of ten years following the separation date; and will agree to maintain the confidentiality of the other party's confidential information;

     -- an indemnification agreement under which Quantum will agree to indemnify
        Maxtor from any liabilities relating to Quantum's business other than Quantum HDD's liabilities; conversely, Maxtor will indemnify Quantum from any liabilities relating to Quantum HDD, and any breach by Maxtor of any of the agreements executed in connection with the merger; and

     -- a transitional services agreement which will govern the provision of services needed by either Quantum or Maxtor as a result of the separation for a period of up to two years after the merger. The transitional services agreement will also govern the sharing of space and post-closing transfers of interests in real property.

     After the separation is complete, and assuming Quantum completes the divestiture of its Snap Appliances business as intended, Quantum will be comprised of two business groups: Enterprise Solutions and DLTtape. The Enterprise Solutions group intends to grow Quantum's current position in the tape automation industry into storage solutions that will be supported by direct sales and service capabilities. The DLTtape group intends to continue to expand its leadership position in storage devices and media. Going forward, Quantum believes that the targeted focus of these two businesses will allow it to service strong demands for sophisticated tape automation solutions for data backup and archival capabilities fueled by its customers with increasing storage requirements.

     - REDEMPTION (PAGE 132). Immediately after the separation, each share of Quantum HDD common stock will be redeemed in return for a share of the new subsidiary's common stock. This will be a book-entry redemption and no common stock certificates will be issued to evidence the shares of the new subsidiary issued in the redemption.

     - MERGER (PAGE 121). Immediately after the redemption, the subsidiary will merge into Maxtor. Each share of the subsidiary's common stock will be converted into the right to receive 1.52 shares of Maxtor common stock, subject to possible adjustment as described below. Quantum DSS stockholders will not receive any consideration for shares of Quantum DSS common stock they hold. Quantum DSS stock will continue to be traded on the New York Stock Exchange under the trading symbol "DSS," just as prior to the transaction, but it will represent all of Quantum.

TAX OPINION INSURANCE POLICY (PAGE 100)

     If Quantum sustains an "insured tax loss" (as such term is defined in the policy, generally meaning federal income tax, or state income or franchise tax, liability incurred as a result of the split-off of Quantum HDD as part of the transaction that combines Quantum HDD and Maxtor), the insurers will be contractually obligated to indemnify Quantum for such loss (or indemnify Maxtor, to the extent Maxtor pays for the loss), up to the limits of the policy. The limits of insurance total $340 million, including expenses of a tax contest of up to $2 million. Maxtor has paid the full insurance premiums in the amount of approximately $15.7 million. In the event the merger agreement is terminated, Maxtor is entitled to receive 85% of the premium payments back from the insurers.

     In addition to customary exclusions, the insurance will not pay for a tax loss caused by a change in governing tax law material to the insurers' liability.

THE MERGER AGREEMENT (PAGE 121)

     The merger agreement is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement as it is the legal document that governs the merger.

     CONVERSION OF SECURITIES; EXCHANGE RATIO (PAGE 121). In the merger, each share of Quantum's new subsidiary's common stock (which the holders of Quantum HDD common stock will receive in the redemption) will be converted into the right to receive 1.52 shares of Maxtor common stock.

     Maxtor may increase the exchange ratio above 1.52 to the extent it determines such an increase is necessary or advisable in order to have reasonable assurance that the shares of Maxtor common stock to be issued to former Quantum HDD stockholders, will, in the aggregate, represent at least 50.1% as required to avoid tax under Section 355(e) of the Internal Revenue Code and, in the sole discretion of Maxtor's board of directors, up to not more than 51.0% of the combined voting power of all shares of Maxtor common stock immediately after the merger.

     CONDITIONS TO THE CLOSING (PAGE 127). Completion of the merger depends upon the satisfaction of a number of conditions, including:

     - approval of the merger and the proposed transactions thereunder by the stockholders of both Maxtor and Quantum;

     - re-issuance by Ernst & Young LLP, without any adverse qualifications or modifications, of its opinion, originally issued at the time the merger agreement was entered into, to the effect that (either by itself or in conjunction with the merger) the split-off should not give rise to federal income tax, or state income or franchise tax in the three states in which Quantum principally does business, for Quantum, the subsidiary or the holders of Quantum HDD common stock under Section 355 of the Internal Revenue Code and the corresponding provisions of those three states' tax laws;

     - the continuation in full force and effect of a tax opinion insurance policy that has been issued to cover the risk that the transaction will give rise to federal income tax or state income or franchise tax;

     - receipt by each of Maxtor and Quantum of an opinion of its counsel to the effect that the merger will be treated as a tax-free reorganization under the Internal Revenue Code; and

     - approval for quotation on the Nasdaq National Market of the shares of Maxtor common stock to be issued in the merger.

     NO SOLICITATION (PAGE 127). Subject to limited exceptions, neither Maxtor nor Quantum may solicit or support any proposal for a merger or similar transaction involving any third party, participate in negotiations or discussions concerning any proposed acquisition by a third party, provide any non-public information to any third party relating to any proposed acquisition or approve or recommend any proposed acquisition by a third party.

     TERMINATION (PAGE 129). Either Maxtor or Quantum can terminate the merger agreement if the merger is not completed by June 30, 2001, and in various other circumstances.

     EXPENSES (PAGE 130). In general, all fees and expenses incurred in connection with the merger agreement and the transactions it contemplates shall be paid by the party incurring such expenses, whether or not the merger is completed.

     TERMINATION FEE (PAGE 130). Maxtor and Quantum each have agreed that if the merger agreement is terminated under certain circumstances, the breaching party will pay to the non-breaching party a termination fee of $35 million.

TREATMENT OF STOCK OPTIONS AND RESTRICTED STOCK

MAXTOR PLANS (PAGE 87)

     Maxtor's equity compensation plans include its amended and restated 1996 stock option plan, its 1998 restricted stock plan and its 1998 employee stock purchase plan. The merger constitutes a "change of control" or "transfer of control" of Maxtor under its equity compensation plans. Maxtor will continue in effect all options, restricted stock grants and purchase rights outstanding under these plans following the merger and accordingly there will be no effect under these plans resulting from the merger.

QUANTUM PLANS (PAGE 87)

     Under the terms of the merger agreement, Maxtor has agreed to assume the following options and restricted stock:

     - all Quantum HDD options and Quantum HDD restricted stock held by Quantum employees transferred to Maxtor, whether or not their options or restricted stock have vested;

     - vested Quantum HDD options and vested Quantum HDD restricted stock held by Quantum employees terminated upon the merger (former service providers) and Quantum employees providing transition services (transition employees); and

     - vested Quantum HDD restricted stock held by any other individual.

     Outstanding Quantum HDD options assumed by Maxtor will be converted into options to purchase Maxtor common stock according to the exchange ratio. As of March 1, 2001, vested Quantum HDD options being assumed in the merger would represent options for up to approximately 7.5 million shares of Maxtor common stock and unvested Quantum HDD options for Quantum HDD common stock being assumed in the merger would represent options for approximately 5.1 million shares of Maxtor common stock, with the final number of options assumed depending on the number of shares subject to options held by transferred employees, transition employees, and Quantum employees terminated prior to or upon the separation and merger (and excluding vested options in Quantum

HDD common stock held by Quantum DSS employees).

     Transferred employees holding vested Quantum DSS options will have a period of time to exercise those options. Unvested Quantum DSS options held by transferred employees will be converted into shares of Quantum DSS restricted stock, which will vest as to 50% of the shares after three months (or earlier upon an involuntary or constructive termination) and as to the remaining 50% of the shares, at the end of the succeeding nine-month period, subject to continued employment by Maxtor.

     All outstanding Quantum HDD options, whether vested or unvested, and all unvested Quantum HDD restricted stock, held by individuals other than transferred employees, transition employees and former service providers, will be converted into Quantum DSS options and Quantum DSS restricted stock. All outstanding unvested Quantum HDD options and unvested Quantum HDD restricted stock held by former service providers will be converted into Quantum DSS options or restricted stock and will be vested 50% (100% for vice presidents) on termination. All outstanding unvested Quantum HDD and DSS options held by transition employees will be converted into Quantum DSS restricted stock and will vest as to 50% of the shares after three months (or earlier upon an involuntary or constructive termination) and as to the remaining 50% of the shares, at the end of the succeeding nine-month period, subject to continued employment by Quantum.

     If a transferred employee holding unvested Quantum DSS options refuses to convert such unvested Quantum DSS options to Quantum DSS restricted stock, the unvested Quantum DSS options will terminate. If an individual other than a transferred employee or former service provider holding Quantum HDD options (whether vested or unvested) or unvested Quantum HDD restricted stock refuses to convert Quantum HDD options and Quantum HDD restricted stock into Quantum DSS options and Quantum DSS restricted stock, the Quantum HDD options will terminate and the Quantum HDD restricted stock shall be forfeited. Please see the charts on pages 89 and 90 for ease of reference in determining the treatment of stock options and restricted stock.

INTERESTS OF FINANCIAL ADVISORS IN THE MERGER (PAGE 92)

     In addition to the fees paid to Salomon Smith Barney and Lehman Brothers in connection with the merger, on October 3, 2000, Salomon Smith Barney and its affiliates held in proprietary accounts for their benefit, 50 shares of Quantum HDD Common Stock and $2.5 million in principal amount of Quantum's 7% convertible preferred notes due 2004. In addition, Salomon Smith Barney is expected to be a co-lead underwriter in the planned initial public offering of Snap if such offering occurs. Finally, the insurance syndicate includes an affiliate of Salomon Smith Barney.

MAXTOR BOARD COMPOSITION (PAGE 94)

     At the closing of the merger:

     - Maxtor's board of directors will be reduced from eight to seven directors;

     - two existing directors, Y.H. Kim and C.S. Chung, will resign; and

     - Michael A. Brown, chairman and chief executive officer of Quantum, will be appointed to the Maxtor board.

     At the closing, the Maxtor board will consist of Dr. C.S. Park (chairman), Michael R. Cannon, Charles Hill, Thomas L. Chun, Roger W. Johnson, Charles F. Christ and Michael A. Brown. In addition, the classes of the Maxtor board of directors will be adjusted so that two directors, Dr. C.S. Park and Michael R. Cannon, will have a term expiring at the annual meeting of stockholders to be held in 2001; one director, Michael A. Brown, will have a term expiring at the annual meeting of stockholders to be held in 2002; and the four other directors will have terms expiring at the annual meeting of stockholders in 2003.

RELATIONSHIP WITH MKE (PAGE 86)

     MKE is the exclusive long-term manufacturer of hard disk drives for Quantum HDD. Under the separation documents, the manufacturing and purchase agreements between Quantum and MKE will not be assigned and Maxtor will have no rights or obligations under those agreements. On October 2, 2000, Maxtor and MKE entered into a memorandum of understanding regarding the future relationship between the combined company and MKE. The parties have agreed that prior to the merger they will work together to negotiate and re-assign the manufacturing and purchase agreements currently in place with Quantum to Maxtor. Maxtor and MKE are engaged in ongoing discussions regarding the terms of a continuing relationship between the parties following the merger.

     Maxtor's Singapore manufacturing operations and world-wide supplier base will continue to be an essential part of the combined company's design and manufacturing strategy.

ANTICIPATED ACCOUNTING TREATMENT OF THE MERGER (PAGE 102)

     Maxtor will account for the merger of Quantum HDD utilizing the purchase method of accounting. Under purchase accounting, Maxtor will measure the purchase price at the fair value of the consideration given for the Quantum HDD common stock and for options to purchase Quantum HDD common stock assumed by Maxtor, plus the amount of direct transaction and merger restructuring costs. Maxtor will allocate these costs to the individual assets acquired, including tangible assets and various identifiable intangible assets such as acquired technology, acquired trademarks and acquired workforce, and to in-process research and development, based on their respective fair values, and liabilities assumed, including estimated restructuring costs, based on their respective fair values. Intangible assets, including goodwill, will be generally amortized over a three- to seven-year period. The portion of the purchase cost allocated to in-process research and development will be charged to expense immediately upon closing of the transaction. For further information on the accounting treatment, see the Maxtor unaudited pro forma condensed combined financial statements appearing on pages 103 to 112.

REGULATORY APPROVALS (PAGE 120)

     The pre-closing waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act, or HSR Act, expired on December 9, 2000.

     On December 8, 2000, the European Union announced that it has approved the merger under the Merger Regulation of the Council of the European Union.

                MAXTOR SELECTED HISTORICAL FINANCIAL INFORMATION

     Maxtor's summary historical consolidated financial data as of and for the fiscal year ended January 1, 2000, the fiscal year ended December 26, 1998, the fiscal year ended December 27, 1997, the nine months ended December 28, 1996, and the fiscal year ended March 30, 1996 has been derived from its consolidated financial statements and related notes thereto incorporated herein by reference. Maxtor's historical figures as of and for the nine months ended October 2, 1999 and September 30, 2000 have been derived from, and should be read in conjunction with, Maxtor's condensed consolidated financial statements and the notes thereto that are incorporated herein by reference. The results of operations for the interim periods presented are unaudited and are not necessarily indicative of the results to be expected for any other interim period or for the fiscal year as a whole. However, in the opinion of Maxtor's management, the interim financial data presented reflects all adjustments, consisting only of normal recurring adjustments, necessary to present a fair statement of the results of operations for all periods presented.

                                           FISCAL     NINE MONTHS     FISCAL       FISCAL       FISCAL      NINE MONTHS ENDED
                                         YEAR ENDED      ENDED      YEAR ENDED   YEAR ENDED   YEAR ENDED   -------------------
                                         MARCH 30,     DEC. 28,      DEC. 27,     DEC. 26,     JAN. 1,     OCT. 2,    SEP. 30,
                                            1996      1996(1)(5)    1997(2)(5)    1998(3)      2000(4)       1999       2000
                                         ----------   -----------   ----------   ----------   ----------   --------   --------
                                                                   (IN MILLIONS, EXCEPT SHARE DATA)
HISTORICAL CONSOLIDATED STATEMENT OF
  OPERATIONS DATA(1)(2)(3)(4)(5):
  Revenue..............................   $1,269.0      $ 798.9      $1,424.3     $2,408.5    $  2,486.1   $1,795.5   $1,977.7
  Cost of revenue......................    1,196.3        888.9       1,352.9      2,108.1       2,287.3    1,678.9    1,706.6
                                          --------      -------      --------     --------    ----------   --------   --------
    Gross profit (loss)................       72.7        (90.0)         71.4        300.4         198.8      116.6      271.1
                                          --------      -------      --------     --------    ----------   --------   --------
Operating expenses:
  Research and development.............       94.7         87.8         106.2        152.4         191.5      140.9      171.1
  Selling, general and
    administrative.....................       82.8         60.7          62.6         75.8          89.3       64.2       74.9
  Stock compensation expense...........         --           --            --         12.1           2.5        2.0        0.7
  Acquired in-process technology.......         --           --            --           --           7.0        7.0         --
  Amortization of goodwill and other
    intangible assets..................         --           --            --           --           3.1        0.6        7.6
  Other................................        4.5           --            --           --            --         --         --
                                          --------      -------      --------     --------    ----------   --------   --------
        Total operating expenses.......      182.0        148.5         168.8        240.3         293.4      214.7      254.3
                                          --------      -------      --------     --------    ----------   --------   --------
  Income (loss) from operations........     (109.3)      (238.5)        (97.4)        60.1         (94.6)     (98.1)      16.8
  Interest expense.....................      (11.8)       (18.0)        (36.5)       (28.8)        (13.7)     (10.0)     (10.4)
  Interest and other income............        1.1          1.0          25.0          7.4          15.6       11.5       21.8
  Gain on sale of investment...........         --           --            --           --          44.1       44.1         --
                                          --------      -------      --------     --------    ----------   --------   --------
  Income (loss) before income taxes....     (120.0)      (255.5)       (108.9)        38.7         (48.6)     (52.5)      28.2
  Provision for (benefit from) income
    taxes..............................        2.8          0.8           1.0          7.5           1.5        1.6        1.4
                                          --------      -------      --------     --------    ----------   --------   --------
  Net income (loss)....................   $ (122.8)     $(256.3)     $ (109.9)    $   31.2    $    (50.1)  $  (54.1)  $   26.8
                                          ========      =======      ========     ========    ==========   ========   ========
  Net income (loss) per
    share -- basic.....................   $  (5.94)     $(17.62)     $  (3.62)    $   0.81    $    (0.48)  $  (0.53)  $   0.23
  Net income (loss) per
    share -- diluted...................   $  (5.94)     $(17.62)     $  (3.62)    $   0.47    $    (0.48)     (0.53)  $   0.22
  Shares used in per share
    calculation -- basic (in
    thousands).........................     20,677       14,552        30,350       38,295       105,503    102,891    114,907
  Shares used in per share
    calculation -- diluted (in
    thousands).........................     20,677       14,552        30,350       65,814       105,503    102,891    119,156
BALANCE SHEET DATA(5):
  Total assets.........................   $  442.5      $ 314.5      $  555.5     $  863.4    $    906.3   $  862.3   $  965.6
  Total current liabilities............   $  413.1      $ 412.9      $  552.2     $  548.9    $    537.2   $  498.8   $  574.2
  Long-term debt.......................   $  100.2      $ 229.1      $  224.3     $  145.0    $    113.8   $  113.2   $   92.3
  Total stockholders' equity
    (deficit)..........................   $  (71.1)     $(327.5)     $ (221.0)    $  169.4    $    255.4   $  250.3   $  299.1

-------------------------
(1) Maxtor changed its fiscal year during the period ended December 28, 1996 to conform its fiscal year to that of Hyundai Electronics America.

(2) Includes recovery of a $20.0 million fully-reserved note.

(3) Total operating expenses, income from operations, income before income taxes and net income for the year ended December 26, 1998 reflect a $12.1 million compensation charge related to certain variable accounting features of our option plan. Without such charge, Maxtor would have had total operating expenses of $228.2 million, income from operations of $72.2 million, income before taxes of $50.8 million and net income of $43.3 million. Maxtor's 1996 stock option plan was amended and restated to remove the variable features and provide for fixed award options.

(4) The stock compensation charges relate to the removal of the 1996 stock option plan's variable features. Maxtor will continue to incur such expense until the year 2001.

(5) Subsequent to Maxtor's acquisition by Hyundai Electronics America in 1996, all common shares of Maxtor were retired in exchange for Series A Preferred Stock. As there were no common shares outstanding as of December 28, 1996 and limited common shares outstanding as of December 27, 1997, net loss per share for the nine months ended December 28, 1996 and fiscal year ended December 27, 1997 was presented as if all outstanding Series A Preferred Stock was converted.

   QUANTUM CORPORATION SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     This summary of consolidated financial information of Quantum for fiscal years 1996 to 2000 should be read together with Quantum's audited consolidated financial statements contained in its annual report on Form 10-K. The summarized financial information, other than the statement of operations data for fiscal years 1996 and 1997 and the balance sheet data at March 31, 1996, 1997 and 1998, was taken from these financial statements. Quantum's historical figures as of and for the six months ended September 26, 1999 and October 1, 2000 have been derived from, and should be read in conjunction with, Quantum's condensed consolidated financial statements and the notes thereto that are incorporated herein by reference. The results of operations for the interim period presented are unaudited and are not necessarily indicative of the results to be expected for any other interim period or for the fiscal year as a whole. However, in the opinion of Quantum's management, the interim financial data presented reflects all adjustments, consisting only of normal recurring adjustments, necessary to present a fair statement of the results of operations for all periods presented.

     A number of items affect the comparability of this information:

     - The results of operations for the six months ended October 1, 2000 include the effect of a $15.9 million special charge reversal, of which $15.8 million is included in cost of revenue and $0.1 million is included in operating expenses. This reversal was primarily due to negotiated lease cancellations and reduced severance and benefits due to attrition and redeployment of certain employees.

     - The results of operations for fiscal year 2000 include the effect of a $59.4 million special charge, of which $57.1 million is included in cost of revenue and $2.3 million is included in operating expenses, associated with Quantum HDD's streamlining of its logistics model, change in customer service strategy and consolidation of certain product development programs. The results of operations for fiscal year 2000 also include the effect of a $40.1 million special charge included in operating expenses associated with Quantum DSS' strategy to reduce overhead expenses and product cost including the transfer of volume manufacturing to Penang, Malaysia.

     - The results of operations for fiscal years 1999 and 2000 include charges of $89 million and $37 million, respectively, for purchased in-process research and development in connection with the acquisitions of ATL Products, Inc. and Meridian Data, Inc., respectively.

     - Through May 1997, Quantum consolidated the results of a recording heads business acquired in October 1994. The recording heads business generated losses from operations of $70 million, $110 million and $9 million in fiscal years 1996 through 1998. In May 1997, Quantum sold a 51% interest in these operations to MKE. Subsequent losses of this joint venture using the equity method of accounting were $66 million in fiscal year 1998 and $41 million in the first half of fiscal year 1999. In October 1998, Quantum and MKE agreed to dissolve the joint venture and, as a result, Quantum recorded a $101 million loss from the investment in the third quarter of fiscal year 1999.

     - The results of operations for fiscal year 1998 include the effect of a $103 million special charge, primarily for inventory write-offs and losses on purchase commitments, related to Quantum's high-end hard disk drive products.

     - The results of operations for the fiscal year 1996 include the effect of a $209 million charge related to the transition of Quantum's high-end products to MKE.

                                                                                                NINE MONTHS ENDED
                                        AT OR FOR THE YEAR ENDED MARCH 31,                 ---------------------------
                          --------------------------------------------------------------   DECEMBER 26,   DECEMBER 31,
                             1996         1997         1998         1999         2000          1999           2000
                          ----------   ----------   ----------   ----------   ----------   ------------   ------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA
Revenue.................  $4,422,726   $5,319,457   $5,805,235   $4,902,056   $4,727,204    $3,461,914     $3,483,612
Gross profit............     542,417      768,741      875,521      871,338      878,960       583,679        788,731
Research and development
  expenses..............     239,116      291,332      321,741      353,223      365,204       269,220        283,780
Sales and marketing,
  general and
  administrative
  expenses..............     207,558      235,878      258,395      284,876      357,768       259,997        295,780
Restructuring/special
  charges (benefit)
  included in operating
  expenses..............     209,122           --           --           --       42,421         2,338            (90)
Purchased in-process
  research and
  development expense...          --           --           --       89,000       37,000        37,000             --
Merger costs............          --           --           --           --           --            --          6,359
Income (loss) from
  operations............    (113,379)     241,531      295,385      144,239       76,567        15,124        202,902
Loss from investee......          --           --      (66,060)    (142,050)          --            --             --
Net income (loss).......  $  (90,456)  $  148,515   $  170,801   $  (29,535)  $   40,844    $   $1,524     $  140,269
Net income (loss) per
  share:
  Basic.................  $    (0.87)  $     1.27   $     1.25   $    (0.18)  $       NM    $       NM     $       NA
  Diluted...............  $    (0.87)  $     1.04   $     1.07   $    (0.18)  $       NM    $       NM     $       NA
DLT & Storage Systems
  group
  Net income per share:
  Basic.................  $     0.34   $     0.92   $     1.64   $     0.77   $     0.89    $     0.75     $     0.92
  Diluted...............  $     0.31   $     0.75   $     1.37   $     0.73   $     0.86    $     0.72     $     0.87
Hard Disk Drive group
  Net income (loss) per
    share:
  Basic.................  $    (2.43)  $     0.70   $    (0.78)  $    (0.90)  $    (1.26)   $    (1.47)    $     0.06
  Diluted...............  $    (2.43)  $     0.58   $    (0.78)  $    (0.90)  $    (1.26)   $    (1.47)    $     0.05
BALANCE SHEET DATA
Property, plant and
  equipment, net........  $  364,111   $  407,206   $  285,159   $  271,928   $  236,685    $  233,360     $  232,947
Total assets............   1,975,355    2,158,263    2,438,411    2,483,596    2,533,952     2,413,851      2,429,410
Total long-term debt,
  convertible debt and
  redeemable preferred
  stock.................     598,158      422,906      327,485      344,461      325,338       325,627        324,426

-------------------------
NA=Not applicable

NM=Not meaningful

     Net income (loss) per share for Quantum common stock for fiscal year 2000 and the nine months ended December 26, 1999 is not meaningful because the amount is for the period April 1, 1999 through August 3, 1999, the date of the tracking stock recapitalization, and therefore would not be comparable with the preceding fiscal years. Net loss per share for Quantum common stock for this period, basic and diluted, is $(0.10).

     Net income (loss) per share for Quantum DSS and Quantum HDD for the years ended March 31, 1996 through 2000 and the nine months ended December 26, 1999 are pro forma, assuming the recapitalization occurred at the beginning of the earliest period presented.

                              QUANTUM DSS SELECTED
                   HISTORICAL COMBINED FINANCIAL INFORMATION

     This summary of combined financial information of Quantum DSS for fiscal years 1996 to 2000 should be read together with Quantum DSS's audited combined financial statements contained in Quantum's annual report on Form 10-K. The summarized financial information, other than the statement of operations data for fiscal years 1996 and 1997 and the balance sheet data at March 31, 1996, 1997 and 1998, was taken from these financial statements. Quantum DSS's historical figures as of and for the nine months ended December 26, 1999 and December 31, 2000 have been derived from, and should be read in conjunction with Quantum DSS's combined financial statements and the notes thereto that are incorporated herein by reference. The results of operations for the interim period presented are unaudited and are not necessarily indicative of the results to be expected for any other interim period or for the fiscal year as a whole. However, in the opinion of Quantum DSS's management, the interim financial data presented reflects all adjustments, consisting only of normal recurring adjustments, necessary to present a fair statement of the results of operations for all periods presented.

     A number of items affect the comparability of this information.

     - The results of operations for fiscal year 2000 include the effect of a $40.1 million special charge associated with Quantum DSS's strategy to reduce overhead expenses and product costs including the transfer of volume manufacturing to Penang, Malaysia.

     - The results of operations for fiscal years 1999 and 2000 include charges of $89 million and $37 million, respectively, for purchased in-process research and development in connection with the acquisitions of ATL Products, Inc. and Meridian Data, Inc., respectively.

     - Prior to fiscal year 1999, almost all DLTtape media cartridges were sold directly by Quantum DSS. However, beginning in fiscal year 1999, increased DLTtape media availability allowed licensed third party DLTtape media cartridge manufacturers to sell DLTtape media cartridges for which Quantum DSS receives royalties. Royalty receipts by Quantum DSS are reported as royalty revenue, which is significantly lower than the equivalent DLTtape media cartridge product revenue for Quantum DSS. However, this royalty model has generated income from operations comparable to that generated by DLTtape media cartridge sales made directly by Quantum DSS.

                                                                                             NINE MONTHS ENDED
                                       AT OR FOR THE YEAR ENDED MARCH 31,               ---------------------------
                           ----------------------------------------------------------   DECEMBER 26,   DECEMBER 31,
                             1996       1997        1998         1999         2000          1999           2000
                           --------   --------   ----------   ----------   ----------   ------------   ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA
Product revenue..........  $335,565   $719,925   $1,162,725   $1,181,273   $1,232,442    $  920,340     $  934,404
Royalty revenue..........        --      8,088       27,075      121,463      186,429       133,282        162,802
                           --------   --------   ----------   ----------   ----------    ----------     ----------
  Total revenue..........   335,565    728,013    1,189,800    1,302,736    1,418,871     1,053,622      1,097,206
Gross profit.............   126,610    270,339      502,214      579,919      648,890       485,944        481,083
Research and development
  expenses...............    24,968     30,039       62,825       99,330      122,821        89,527         99,142
Sales and marketing,
  general and
  administrative
  expenses...............    19,201     35,240       69,607      114,895      181,495       128,823        171,567
Special charge...........        --         --           --           --       40,083            --             --
Purchased in-process
  research and
  development expense....        --         --           --       89,000       37,000        37,000             --
Income from operations...    82,441    205,060      369,782      276,694      267,491       230,594        210,374
Net income...............  $ 34,973   $107,460   $  223,659   $  122,991   $  145,614    $  123,315     $  135,754
BALANCE SHEET DATA
Property, plant and
  equipment, net.........  $ 30,135   $ 39,114   $   57,399   $   73,122   $   78,137    $   81,884     $   84,479
Total assets.............   238,337    437,925      792,070    1,013,643    1,086,004     1,076,278      1,205,456
Total long-term debt,
  convertible debt and
  redeemable preferred
  stock..................   310,150    281,937      218,324      229,641      216,892       217,085        216,284

         QUANTUM HDD SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION

     This summary of combined financial information of Quantum HDD for fiscal years 1996 to 2000 should be read together with Quantum HDD's audited combined financial statements contained in Quantum's annual report on Form 10-K. The summarized financial information, other than the statement of operations data for fiscal years 1996 and 1997 and the balance sheet data at March 31, 1996, 1997 and 1998, was taken from these financial statements. Quantum HDD's historical figures as of and for the nine months ended December 26, 1999 and December 31, 2000 have been derived from, and should be read in conjunction with Quantum HDD's combined financial statements and the notes thereto that are incorporated herein by reference. The results of operations for the interim period presented are unaudited and are not necessarily indicative of the results to be expected for any other interim period or for the fiscal year as a whole. However, in the opinion of Quantum HDD's management, the interim financial data presented reflects all adjustments, consisting only of normal recurring adjustments, necessary to present a fair statement of the results of operations for all periods presented.

     A number of items affect the comparability of this information:

     - The results of operations for the nine months ended December 31, 2000 include charges of $6.4 million for merger costs associated with the Maxtor-Quantum HDD proposed merger.

     - The results of operations for the nine months ended December 31, 2000 include the effect of a $15.9 million special charge reversal, of which $15.8 million is included in cost of revenue and $0.1 million is included in operating expenses. This reversal was primarily due to negotiated lease cancellations and reduced severance and benefits due to attrition and redeployment of certain employees.

     - The results of operations for fiscal year 2000 include the effect of a $59.4 million special charge, of which $57.1 million is included in cost of revenue and $2.3 million is included in operating expenses, associated with Quantum HDD's streamlining of its logistics model, change in customer service strategy and consolidation of certain product development programs.

     - Through May 1997, Quantum HDD combined the results of a recording heads business acquired from Digital Equipment Corporation in October 1994. These operations generated operating losses of $70 million, $110 million and $9 million in fiscal years 1996 through 1998. In May 1997, Quantum sold a 51% interest in these operations to MKE. Subsequent losses of this joint venture using the equity method of accounting were $66 million in fiscal year 1998 and $41 million in the first half of fiscal year 1999. In October 1998, Quantum and MKE agreed to dissolve the joint venture, and, as a result, Quantum HDD recorded an additional $101 million loss from the investment in the third quarter of fiscal year 1999.

     - The results of operations for fiscal year 1998 include the effect of a $103 million special charge, primarily for inventory write-offs and losses on purchase commitments, related to Quantum HDD's high-end hard disk drive products.

     - The results of operations for fiscal year 1996 include the effect of a $209 million charge related to the transition of Quantum HDD's high-end products to MKE.

     Quantum HDD currently has two primary product lines; desktop hard disk drives and high-end hard disk drives. Quantum HDD has two separate business units that support these two product lines. Quantum HDD's recording heads operation was transferred to MKE and used in the manufacture of hard disk drives for Quantum HDD. The value at which the recording heads were transferred was recorded as an offset to cost of sales.

                                                                                                         NINE MONTHS ENDED
                                                 AT OR FOR THE YEAR ENDED MARCH 31,                 ----------------------------
                                   --------------------------------------------------------------   DECEMBER 26,    DECEMBER 31,
                                      1996         1997         1998         1999         2000          1999            2000
                                   ----------   ----------   ----------   ----------   ----------   -------------   ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Business unit:
  Desktop
    Revenue......................  $3,349,735   $4,004,828   $3,981,614   $3,079,437   $2,784,808    $2,052,372      $1,848,255
    Gross profit.................     511,390      565,681      453,278      232,036      129,429        31,306         164,122
    Unit operating profit
      (loss).....................     290,767      300,287      184,331      (49,132)    (154,963)     (182,039)        (51,486)
  High-end
    Revenue......................  $  737,426   $  586,616   $  633,821   $  519,883   $  526,771    $  357,357      $  547,670
    Gross profit (loss)..........     (73,974)     (10,721)     (80,790)      59,383      100,641        66,499         143,526
    Unit operating profit
      (loss).....................    (416,620)    (154,184)    (250,136)     (83,323)     (35,961)      (33,361)         44,014
  Recording heads
    Unit operating loss..........     (69,967)    (109,632)      (8,592)          --           --            --              --
    Loss from investee...........          --           --      (66,060)    (142,050)          --            --              --
Combined group
  Revenue........................  $4,087,161   $4,591,444   $4,615,435   $3,599,320   $3,311,579    $2,409,729      $2,395,925
  Gross profit...................     415,807      498,402      373,307      291,419      230,070        97,805         307,648
  Research and development
    expenses.....................     214,148      261,293      258,916      253,893      242,383       179,693         184,638
  Sales and marketing, general
    and administrative
    expenses.....................     188,357      200,638      188,788      169,981      176,273       131,174         124,213
  Restructuring/special charge
    (benefit)....................     209,122           --           --           --        2,338         2,338             (90)
  Merger costs...................                                                                            --           6,359
  Income (loss) from
    operations...................    (195,820)      36,471      (74,397)    (132,455)    (190,924)     (215,400)         (7,472)
  Net income (loss)..............  $ (125,429)  $   41,055   $  (52,858)  $ (152,526)  $ (104,770)   $ (121,721)     $    4,515
BALANCE SHEET DATA
Property, plant and equipment,
  net............................  $  333,976   $  368,092   $  227,760   $  198,806   $  158,548    $  151,476      $  148,468
Total assets.....................   1,740,949    1,721,402    1,646,340    1,469,953    1,478,048     1,152,054       1,223,954
Total long-term debt, convertible
  debt and redeemable preferred
  stock..........................     288,008      140,969      109,161      114,820      108,446       108,542         108,142

           QUANTUM UNAUDITED SUMMARY PRO FORMA CONDENSED CONSOLIDATED
                         SELECTED FINANCIAL INFORMATION
               AT AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                            CONSOLIDATED   SUBTRACT                                    PRO      SUBTRACT       PRO
                              QUANTUM       HDD(C)       TOTAL     ADJUSTMENTS(E)     FORMA      SNAP(D)      FORMA
                            ------------   ---------   ---------   --------------   ---------   ---------   ---------
Net revenues..............  3,483,612      2,395,925   1,087,687                    1,087,687   45,501      1,042,186
Gross profit..............  788,731        307,648     481,083                      481,083     9,674       471,409
Gross profit %............  22.64%                     44.23%                       44.23%                  45.23%
Operating Expenses........  585,829        315,120     270,709     33,415           304,124     44,102      260,022
                             16.82%                    24.89%                       27.96%                  24.95%
Income (loss) from
  operations..............  202,902        (7,472)     210,374     (33,415)         176,959     (34,428)    211,387
Income (loss) from
  operations %............  5.82%                      19.34%                       16.27%                  20.28%
Total assets..............  2,429,410      1,223,954   1,205,456                    1,205,456   98,614      1,106,842
Long-term debt and
  convertible subordinated
  debt....................  324,426        108,142     216,284                      216,284                 216,284

             See accompanying pro forma notes on pages 117 to 119.

           QUANTUM UNAUDITED SUMMARY PRO FORMA CONDENSED CONSOLIDATED
                         SELECTED FINANCIAL INFORMATION
               AT AND FOR THE TWELVE MONTHS ENDED MARCH 31, 2000
                                 (IN THOUSANDS)

                            CONSOLIDATED   SUBTRACT                                    PRO      SUBTRACT       PRO
                              QUANTUM       HDD(C)       TOTAL     ADJUSTMENTS(E)     FORMA      SNAP(D)      FORMA
                            ------------   ---------   ---------   --------------   ---------   ---------   ---------
Net revenues..............  4,727,204      3,311,579   1,415,625                    1,415,625   13,394      1,402,231
Gross profit..............  878,960        230,070     648,890                      648,890     949         647,941
Gross profit %............  18.59%                     45.84%                       45.84%                  46.21%
Operating Expenses........  802,393        420,994     381,399     40,245           421,644     56,526      365,118
                             16.97%                    26.94%                       29.79%                  26.04%
Income (loss) from
  operations..............  76,567         (190,924)   267,491     (40,245)         227,246     (55,577)    282,823
Income (loss) from
  operations %............  1.62%                      18.90%                       16.05%                  20.17%
Total assets..............  2,533,952      1,478,048   1,055,904                    1,055,904   92,337      963,567
Long-term debt and
  convertible subordinated
  debt....................  325,338        108,446     216,892                      216,892                 216,892

             See accompanying pro forma notes on pages 117 to 119.

COMPARATIVE PER SHARE DATA

     In the following tables, we provide you with certain historical per share data and combined per share data on an unaudited pro forma basis after giving effect to the merger assuming that 1.52 shares of Maxtor common stock are issued in exchange for each share of Quantum HDD common stock. This data should be read together with the selected historical financial data set forth herein and the historical financial statements of Maxtor and Quantum HDD and the notes thereto that are incorporated herein by reference. The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial information as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the periods presented.

                                                           FISCAL YEARS ENDED     NINE MONTHS ENDED
                                                           -------------------    -----------------
                                                           DEC. 26,    JAN. 1,        SEP. 30,
                                                             1998       2000            2000
                                                           --------    -------        --------
MAXTOR HISTORICAL DATA(D)(E):
  Net income (loss) per share -- basic.................     $ 0.81     $(0.48)          $0.23
  Net income (loss) per share -- diluted...............     $ 0.47     $(0.48)          $0.22
  Book value per share.................................                $ 2.25           $2.58

                                                          FISCAL YEARS ENDED    TWELVE MONTHS ENDED
                                                              MARCH 31,         -------------------
                                                          ------------------         DEC. 31,
                                                           1999       2000             2000
                                                          -------    -------         --------
QUANTUM HDD PROFORMA AND HISTORICAL DATA(A)(D):
  Net income (loss) per share -- basic................    $ (1.90)   $ (1.26)          $ .27
  Net income (loss) per share -- diluted..............    $ (1.90)   $ (1.26)          $ .25
  Book value per share................................               $  8.43           $7.92

     Basic and diluted net income (loss) per share and weighted average common shares for the twelve months ended March 31, 1998, 1999 and 2000 and the nine months ended September 26, 1999 are pro forma and assume the recapitalization occurred at the earliest period presented.

                                                             FISCAL YEAR ENDED    NINE MONTHS ENDED
                                                             -----------------    ------------------
                                                              JANUARY 1, 2000     SEPTEMBER 30, 2000
                                                             -----------------    ------------------
PRO FORMA COMBINED NET LOSS PER SHARE DATA(B)(C):
  Per Maxtor common share -- basic.........................       $(2.07)               $(0.18)
  Per Maxtor common share -- diluted.......................       $(2.07)               $(0.18)
  Equivalent per Quantum HDD share -- basic................       $(3.15)               $(0.27)
  Equivalent per Quantum HDD share -- diluted..............       $(3.15)               $(0.27)

                                                                                  NINE MONTHS ENDED
                                                                                  ------------------
                                                                                  SEPTEMBER 30, 2000
                                                                                  ------------------
PRO FORMA COMBINED BOOK VALUE PER SHARE(B)(C)(D):
  Per Maxtor share.........................................                             $ 5.62
  Equivalent per Quantum HDD share.........................                             $ 8.54

-------------------------
(A) The Quantum HDD financial information presented has been derived from its financial statements; however, the interim periods shown above are presented to conform more closely with Maxtor's fiscal year-end rather than the historical presentation of Quantum HDD's fiscal year-end at March 31 and nine months ended December 31. The net income of Quantum HDD of $17.0 million for the fiscal quarter ended March 31, 2000 has been included in both periods presented.

(B) The pro forma combined per share information combines financial information of Maxtor for the fiscal year ended January 1, 2000 and the nine months ended September 30, 2000, with the financial information of Quantum HDD for the fiscal year ended March 31, 2000 and the nine months ended

     October 1, 2000, respectively. This information also assumes the merger occurred as of the beginning of the earliest period presented and was accounted for using the purchase method.

(C) The unaudited equivalent Quantum HDD pro forma per share amounts are calculated by multiplying the Maxtor combined pro forma per share amounts by the exchange ratio of 1.52 per share.

(D) Historical book value per share is computed by dividing stockholders' equity (deficit) by the number of shares of common stock outstanding at the end of each period. Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of the period.

(E) Subsequent to Maxtor's acquisition by Hyundai Electronics America in 1996, all common shares of Maxtor were retired in exchange for Series A Preferred Stock. As there were no common shares outstanding as of December 28, 1996 and limited common shares outstanding as of December 27, 1997, net loss per share for the fiscal year ended December 27, 1997 was presented as if all outstanding Series A Preferred Stock was converted.

MARKET PRICE DATA AND DIVIDEND POLICY

     Maxtor common stock has been trading on The Nasdaq National Market under the symbol "MXTR" since July 31, 1998. From January 1996 until July 31, 1998, Maxtor was a wholly owned subsidiary of Hyundai Electronics America, thus common stock was not available on the open market. Quantum common stock was traded in the over-the-counter market under the Nasdaq symbol "QNTM" from December 3, 1982 through August 3, 1999. On August 4, 1999, Quantum common stock was divided into two tracking stocks, with each representing a distinct line of business. Quantum DSS common stock currently trades on the New York Stock Exchange under the symbol "DSS." Quantum HDD common stock currently trades on the New York Stock Exchange under the symbol "HDD." This table sets forth, for the calendar quarters indicated, the range of high and low per share closing prices for Maxtor common stock and Quantum HDD common stock as reported by The Nasdaq National Market and the New York Stock Exchange, respectively.

                                                                MXTR                HDD
                                                           ---------------    ----------------
                                                            HIGH      LOW      HIGH      LOW
                                                           ------    -----    ------    ------
2001
First Quarter*...........................................  $ 8.36    $5.31    $12.13    $ 7.94

2000
Fourth Quarter...........................................  $11.00    $5.13    $14.69    $ 7.63
Third Quarter............................................   11.25     5.50     12.19      7.88
Second Quarter...........................................   13.75     9.81     12.69      9.31
First Quarter............................................   14.69     6.25     11.69      6.31
                                                           ------    -----    ------    ------

1999
Fourth Quarter...........................................  $ 7.25    $4.94    $ 7.50    $ 5.63
Third Quarter............................................    7.31     4.69      8.88      6.00
Second Quarter...........................................    8.25     4.53        NA        NA
First Quarter............................................   19.56     7.78        NA        NA
                                                           ------    -----    ------    ------

-------------------------
* Through February 28, 2001

     The following table sets forth the closing per share sales price of Maxtor common stock and Quantum HDD common stock, as reported by The Nasdaq National Market and the New York Stock Exchange, respectively, and the estimated equivalent per share price, as explained below, of Maxtor common stock on October 3, 2000, the last trading day before the public announcement of the proposed merger, and on February 28, 2001:

                                                                         HDD ESTIMATED
                                                                         EQUIVALENT PER
                                                      MXTR      HDD       SHARE PRICE
                                                      -----    ------    --------------
October 3, 2000.....................................  $9.78    $ 9.56        $14.86
February 28, 2001...................................  $7.00    $10.50        $10.64

     The estimated equivalent per share price of a share of Quantum HDD common stock equals the exchange ratio of 1.52 multiplied by the price of a share of Maxtor common stock. We urge you to obtain current market quotations for Maxtor common stock and Quantum HDD common stock. We cannot assure you as to the market prices of Maxtor common stock or Quantum HDD common stock at any time prior to the completion of merger or as to the market price of Maxtor common stock at any time thereafter.

     Following the merger, Maxtor common stock will continue to be quoted on The Nasdaq National Market, and there will be no further market for Quantum HDD common stock.

     Neither Maxtor nor Quantum has paid cash dividends on its common stock.

                                  RISK FACTORS

     You should carefully consider the risks described below regarding the merger and Maxtor's business as combined with Quantum HDD following the merger, together with all of the other information included in this joint proxy statement/prospectus and along with any other risk factors in documents incorporated by reference, before making a decision about voting on the proposals submitted for your consideration.

RISKS RELATED TO THE MERGER

A NUMBER OF FACTORS, INCLUDING THE FAILURE TO RETAIN EXISTING CUSTOMERS OF BOTH BUSINESSES AND THE FAILURE TO RETAIN KEY EMPLOYEES, COULD PREVENT MAXTOR FROM BEING ABLE TO SUCCESSFULLY INTEGRATE THE BUSINESS OF QUANTUM HDD WITH MAXTOR, WHICH COULD HARM MAXTOR'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

     After the merger, Maxtor and Quantum HDD, each of which had previously operated independently of the other, will need to integrate their respective operations. The integration will require significant efforts from each company, including the coordination of their product plans, research and development, and sales and marketing efforts. The combined company will have a large number of employees in widely dispersed operations in California, Colorado, Massachusetts, Singapore, Ireland, and other locations, which will increase the difficulty of integrating operations. Quantum HDD and Maxtor personnel may leave because of the merger. Quantum HDD or Maxtor customers, distributors, or suppliers may terminate their arrangements with Maxtor, or demand amended terms to these arrangements. The challenges involved in integrating the two businesses include, but are not limited to, the following:

     - retaining existing customers of each business;

     - retaining and integrating management and other key employees of each of Maxtor and Quantum HDD;

     - coordinating research and development activities to permit efficient time-to-market introductions and time-to-volume production for new products and technologies;

     - coordinating manufacturing operations in an optimum manner;

     - integrating purchasing and procurement operations in multiple locations;

     - combining product offerings and product lines in a common platform and incorporating acquired technology into new products effectively and quickly;

     - integrating sales efforts so that customers can do business easily with the combined company;

     - transitioning all world-wide facilities to common accounting and information technology systems;

     - developing and maintaining uniform standards, controls, procedures and policies; and

     - controlling the costs associated with integration.

     It is not certain that Maxtor and Quantum HDD will be successfully integrated in a timely manner or at all or that any of the anticipated benefits will be realized. The risks of unsuccessful integration of the companies include:

     - impairment and/or loss of relationships with employees, customers and/or suppliers;

     - disruption of the combined company's business;

     - distraction of management; and

     - adverse financial results related to unanticipated expenses associated with integration of the two businesses.

     The combined company may not succeed in addressing these risks. Both Quantum HDD and Maxtor have incurred significant losses from operations in prior reporting periods and the hard disk drive business is fiercely competitive and has significant capital requirements, average selling prices are expected to continue to decline, demands for hard disk drive products is expected to continue to be volatile and industry margins are expected to continue to be tight, heightening the potential risks of a failure to achieve successful integration or expected cost reductions. Further, neither Maxtor nor Quantum can assure you that the growth rate of the combined company will equal the historical growth rates experienced by Maxtor or Quantum HDD considered separately.

FAILURE OF THE MERGER TO ACHIEVE BENEFICIAL SYNERGIES, SUCH AS COST REDUCTIONS, COULD HARM THE BUSINESS AND OPERATING RESULTS OF THE COMBINED COMPANY.

     Maxtor and Quantum expect that the combination of Maxtor and Quantum HDD will result in beneficial synergies for the combined company. Achieving these anticipated synergies and the potential benefits underlying their reasons for entering into the merger will depend on a number of factors, some of which include:

     - the ability of the combined company to reduce costs through elimination of redundancies in sales, marketing and administrative services and overhead expenses;

     - the ability of the combined company to take advantage of complementary products, channels, partners, technology, logistics, critical skills and manufacturing approaches;

     - the ability of the combined company to explore and pursue emerging and higher-profit storage opportunities;

     - the ability of the combined company to migrate to a common product platform in the future;

     - the ability of the combined company to manufacture in both MKE and Maxtor's facilities; and

     - the combined company's ability to execute successfully in time-to-market introduction and time-to-volume production of high quality products at competitive prices.

     Even if Maxtor is able to integrate the operations of Quantum HDD, neither Maxtor nor Quantum can assure you that the anticipated beneficial synergies will be achieved. The failure to achieve anticipated synergies could harm the business, financial condition and operating results of the combined company.

AS A RESULT OF THE MERGER, THE OWNERSHIP INTEREST OF CURRENT MAXTOR STOCKHOLDERS WILL BE DILUTED FROM 100% TO BETWEEN APPROXIMATELY 43.6% AND 49.9%.

     Immediately following the merger, the current stockholders of Maxtor will own not more than 49.9% of the outstanding common stock of Maxtor. The exact number of Maxtor shares that will be issued in the merger, and the percentage of Maxtor's then-outstanding shares that all of those newly-issued shares will together represent, are not directly limited, or "capped," by the merger agreement. Rather, the number and percentage will be a function of the number of Quantum HDD shares that are outstanding when the merger is completed. Taking into account the maximum number of Quantum HDD shares that could be outstanding at the closing, assuming that the closing occurs promptly after the special stockholders' meetings, that all Quantum HDD options that would then be vested (based on HDD options outstanding on March 1, 2001) were exercised before the closing and that no vested options for Maxtor common stock were exercised prior to closing, the maximum percentage of the voting stock of the combined Maxtor/ Quantum HDD company that former Quantum HDD stockholders could potentially own immediately after the closing (and before any post-closing trading of Maxtor shares in the public markets) would be approximately 56.4%. Conversely, using the same assumptions, the minimum percentage ownership that the current Maxtor stockholders would potentially hold would be approximately 43.6%. To the extent that either vested options for Quantum HDD stock are not exercised prior to closing, or vested options for Maxtor common stock are exercised prior to closing, the ownership by Quantum HDD stockholders of the outstanding voting stock of the combined company would be lower than 56.4%, but would be at least 50.1%. If no additional vested options for Quantum HDD or Maxtor common stock are exercised prior to closing, Quantum HDD stockholders would own approximately 50.8% and Maxtor stockholders would own approximately 49.2% of the voting stock of the combined company at the closing. This represents substantial dilution of the ownership interest of the current Maxtor stockholders.

     In addition to the voting stock issued to the Quantum HDD stockholders at the closing, which will be determined based on the actual number of shares of Quantum HDD common stock outstanding at the closing multiplied by the exchange ratio, Maxtor stockholders will also be subject to dilution to the extent that Quantum HDD options assumed at the closing are exercised after the closing. As of March 1, 2001, vested and unvested options for Quantum HDD stock being assumed in the merger would represent options for approximately 7.5 million and
5.1 million shares of Maxtor common stock, respectively with the exact number of options being assumed depending on the number of shares subject to options held by transferred employees, transition employees and Quantum employees terminated prior to the merger.

BECAUSE THE RATIO FOR THE EXCHANGE OF QUANTUM SHARES FOR MAXTOR SHARES IS FIXED WITHIN A NARROW RANGE AND WILL NOT BE ADJUSTED FOR CHANGES IN THE MARKET PRICE OF EITHER COMPANY'S STOCK THE ACTUAL VALUE OF THE CONSIDERATION TO BE PAID IN THE MERGER TO HOLDERS OF QUANTUM HDD SHARES WILL NOT BE CERTAIN UNTIL THE MERGER OCCURS.

     The ratio of the number of shares of Maxtor common stock to be exchanged for shares of Quantum HDD common stock is fixed within a narrow range and will not be adjusted for fluctuations in the market prices of either company. Upon completion of the merger, each share of Quantum HDD common stock will be exchanged for 1.52 shares of Maxtor common stock. Maxtor may, prior to the closing, increase the exchange ratio to the extent that Maxtor determines such increase to be necessary or advisable in order for the shares of Maxtor common stock to be issued in the merger to represent at least 50.1% of the combined voting power of all shares of Maxtor common stock that will be outstanding immediately following the merger. However, there will be no adjustment to the exchange ratio for changes in the market price of either Maxtor common stock or Quantum HDD common stock. In addition, neither Maxtor nor Quantum may terminate the merger agreement solely because of changes in the market price of either company's common stock. As a result, the actual value of the consideration to be paid in the merger to each individual holder of Quantum HDD shares will not be certain until the merger occurs. The aggregate value of the Maxtor common stock to be issued to holders of Quantum HDD common stock at the time of the merger could be substantially greater or less than the aggregate value of Maxtor common stock at the time the merger agreement was executed. See "Exchange Ratio and Relative Percentages of Ownership" on page 8.

     The market prices of Maxtor common stock and Quantum HDD common stock are by nature subject to the general price fluctuations in the market for publicly traded equity securities, and in particular fluctuations in the market prices of equity securities of hard disk drive equipment companies, and have experienced significant volatility. Accordingly, you should obtain recent market quotations for Maxtor common stock and Quantum HDD common stock in order to accurately assess the market value of the Maxtor shares that will be issued in exchange for the Quantum HDD shares.

THE COMBINED COMPANY'S REPORTED FINANCIAL RESULTS WILL SUFFER AS A RESULT OF PURCHASE ACCOUNTING TREATMENT AND BECAUSE THE ACCOUNTING CHARGES ATTRIBUTABLE TO AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES RELATING TO THE MERGER ARE EXPECTED TO BE APPROXIMATELY $97.0 MILLION PER FISCAL YEAR IF AMORTIZED OVER A FIVE-YEAR PERIOD.

     Maxtor will account for the merger of Quantum HDD utilizing the purchase method of accounting. Under purchase accounting, Maxtor will measure the purchase price at the fair value of the consideration given for Quantum HDD common stock and options to purchase Quantum HDD common stock assumed by Maxtor, plus the amount of direct transaction costs. Maxtor will allocate these costs to the individual assets acquired, including tangible assets and various identifiable intangible assets such as acquired technology, acquired trademarks and acquired workforce, and to in-process research and development, based on their respective fair values, and liabilities assumed including estimated restructuring costs. Intangible assets, including goodwill, will be generally amortized over a three- to seven-year period. The portion of the purchase price allocated to in-process research and development will be charged to expense immediately upon closing of the merger.

     As described in the "Maxtor Unaudited Pro Forma Condensed Combined Financial Statements," beginning on page 103, the amount of purchase consideration allocated to goodwill and other intangibles is estimated to be approximately $485.2 million. If goodwill and other intangible assets were amortized in equal quarterly amounts over five years following completion of the merger, the accounting charge attributable to these items would be approximately $24.3 million per fiscal quarter or $97.0 million per fiscal year. As a result, purchase accounting treatment of the merger will result in reduction in earnings and earnings per share in the foreseeable future. This change could cause the market price of Maxtor common stock to decline following the merger.

THE FINANCIAL RESULTS OF THE COMBINED COMPANY COULD SUFFER AS A RESULT OF THE COSTS OF THE MERGER, WHICH ARE EXPECTED TO BE BETWEEN $80 MILLION AND $150 MILLION, AND THE LIABILITIES ASSUMED BY MAXTOR IN THE MERGER.

     Maxtor and Quantum HDD together expect to incur costs, including direct transaction and restructuring expenses, of between $80 million and $150 million, all of which costs will be borne by the combined company. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to Maxtor stockholders, the combined company's financial results could suffer and the market price of Maxtor common stock could decline. In addition, the merger of Quantum HDD into Maxtor, with Maxtor as the surviving entity, will result in Maxtor assuming substantially all of the liabilities of Quantum HDD at the time of the merger. As of December 31, 2000, the Quantum HDD liabilities totalled approximately $606,000,000 as reported in the Quantum HDD balance sheets, the parties have excluded certain liabilities listed on page 136. Claims asserted against Maxtor for Quantum HDD liabilities after the merger could negatively impact Maxtor's operating results.

IF MAXTOR IS UNSUCCESSFUL IN ENTERING INTO MANUFACTURING AND PURCHASE AGREEMENTS WITH MKE, IT MAY NOT HAVE A SOURCE OF SUPPLY FOR ADEQUATE VOLUME OF SOME OF ITS PRODUCTS.

     Maxtor and MKE have entered into a memorandum of understanding regarding the future relationship between Maxtor and MKE following the merger and have agreed to work together to negotiate and re-assign the manufacturing agreement and supply agreement currently in place between Quantum and MKE prior to closing. If Maxtor is unsuccessful in negotiating a manufacturing and supply agreement with MKE with terms acceptable to Maxtor, or in working out some arrangement for ordering Quantum HDD hard disk drive products, the combined company may not have a source of supply for adequate volume of those products, or it may be forced to accept an agreement with terms disadvantageous to the combined company. In these cases, the revenue of the combined company may be lower than projected, may not be sufficient to cover the costs associated with the Quantum HDD business and the combined company's operating results would suffer.

THE COMBINED COMPANY'S BUSINESS, FINANCIAL CONDITION, AND OPERATING RESULTS MAY SUFFER IF MATERIAL CONTRACTS OF QUANTUM HDD CANNOT ULTIMATELY BE ASSIGNED TO THE COMBINED COMPANY OR MATERIAL CONTRACTS OF MAXTOR ARE NOT CONTINUED FOLLOWING THE MERGER WITHOUT ADVERSE CHANGES TO THEIR EXISTING TERMS AND CONDITIONS.

     The existing material contracts under which Quantum HDD operates must be either assigned from Quantum to Quantum's newly formed subsidiary that will merge with Maxtor or Maxtor must enter into new contracts with these parties. In many cases, consent is required for the assignment or as a result of the merger. The parties to these contracts may not be willing to assign them at all or only on terms less favorable than those currently in effect with Quantum. In addition, certain of Maxtor's material contracts require the consent of the other party in connection with the merger and without such consent or assignment the contract may be terminated. If any of the parties to these contracts are unwilling to consent to the merger, the combined company's business, financial condition and operating results could suffer.

OFFICERS AND DIRECTORS OF QUANTUM WILL RECEIVE BENEFITS, SUCH AS SEVERANCE PAYMENTS, IF THEY ARE TERMINATED PRIMARILY BECAUSE OF THE MERGER, THAT MAY HAVE INFLUENCED THEM TO SUPPORT OR APPROVE THE MERGER.

     All directors and officers of Quantum participate in arrangements and have continuing indemnification against liabilities that give them interests in the merger that are different from the interests of the stockholders of Quantum, including the following:

     - Some senior executive officers of Quantum will be entitled to severance payments if they are terminated primarily because of the merger within nine months after the merger;

     - Maxtor has agreed to honor Quantum's obligations under indemnification agreements between Quantum and its officers and directors; and

     - Maxtor and Quantum have agreed that Michael A. Brown, the current chief executive officer of Quantum, will be designated by Quantum to serve on Maxtor's board of directors following the merger.

     For the above reasons, the directors and officers of Quantum may have been more likely to approve the terms of the merger than if they did not have these interests. In addition, Quantum's directors and officers hold both Quantum HDD common stock and Quantum DSS common stock. Quantum stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

OFFICERS OF MAXTOR MAY HAVE BEEN INFLUENCED TO SUPPORT THE MERGER BECAUSE THEY WILL RECEIVE BENEFITS, SUCH AS ACCELERATED VESTING OF THEIR OPTIONS, IF THEY ARE TERMINATED PRIMARILY BECAUSE OF THE MERGER.

     Some officers of Maxtor participate in arrangements that give them interests in the merger that are different from the interests of the stockholders of Maxtor. Some officers of Maxtor are entitled to severance benefits and accelerated vesting of options and/or restricted stock if they are terminated by Maxtor within 12 months after the merger. For the foregoing reasons, some of the officers of Maxtor may have been more likely to approve the terms of the merger than if they did not have these interests. Maxtor stockholders should consider whether these interests may have influenced these officers to support or recommend the merger.

THE HOLDERS OF QUANTUM HDD COMMON STOCK MAY HAVE LESS CONTROL OVER CORPORATE ACTIONS PROPOSED TO BE TAKEN BY MAXTOR THAN THOSE HOLDERS HAD OVER CORPORATE ACTIONS PROPOSED TO BE TAKEN BY QUANTUM.

     Following the merger, holders of Quantum HDD common stock outstanding immediately prior to the merger will become holders of Maxtor common stock. There are differences between the rights of Maxtor stockholders under Maxtor's restated certificate of incorporation and bylaws and the rights of Quantum HDD stockholders under Quantum's restated certificate of incorporation and bylaws. As a result of these differences, the holders of Quantum HDD common stock may have less control over corporate actions proposed to be taken by Maxtor than those holders had over corporate actions proposed to be taken by Quantum. The following is a description of the material differences:

     - Maxtor's restated certificate of incorporation provides for a classified board of directors of which only a portion of all of the members of the board of directors are elected at each annual meeting of stockholders and directors are removable only for cause;

     - Maxtor's restated certificate of incorporation provides that the holders of at least two-thirds of the shares of Maxtor common stock must approve changes to some of the provisions contained in Maxtor's certificate of incorporation;

     - Maxtor's bylaws may only be amended by its stockholders if the amendment is approved by the holders of at least two-thirds of the shares of Maxtor common stock;

     - Maxtor's restated certificate of incorporation does not permit holders of Maxtor common stock to cumulate their votes in electing members of Maxtor's board of directors;

     - The holders of Maxtor common stock may not approve any action by written consent; all actions must be approved at a stockholder meeting; and

     - The holders of Maxtor common stock may not call a special meeting of Maxtor stockholders; stockholder meetings may only be called by Maxtor's board of directors, chairman of the board or chief executive officer.

FAILURE TO COMPLETE THE MERGER COULD RESULT IN PAYMENT OF A SUBSTANTIAL TERMINATION FEE BY EITHER MAXTOR OR QUANTUM, COULD CAUSE MAXTOR'S AND/OR QUANTUM HDD'S STOCK PRICE TO DECLINE AND COULD HARM EACH COMPANY'S BUSINESS AND OPERATING RESULTS.

     The merger agreement contains conditions which Maxtor and Quantum must meet in order to complete the merger. In addition, the merger agreement may be terminated by either Maxtor or Quantum under certain circumstances. If the merger is not completed for any reason, Maxtor and Quantum may be subject to a number of risks, including the following:

     - depending on the reasons for termination, Maxtor may be required to pay Quantum, or Quantum may be required to pay Maxtor, a termination fee of $35 million;

     - the market price of Maxtor common stock or Quantum HDD common stock may decline due to the fact that the market may have assumed that the merger would be completed;

     - many costs related to the merger, such as legal, accounting, financial advisor and financial printing fees, must be paid regardless of whether the merger is completed; and

     - there may be substantial disruption to the businesses of Maxtor and Quantum and distraction of their respective workforces and management teams.

TAX RISKS RELATED TO THE SPLIT-OFF AND MERGER

     A more complete discussion of the relevant provisions of federal tax law appears under "Material Tax Consequences of the Split-off and Merger" on page 94 and should be read in conjunction with the following tax risks.

THE SPLIT-OFF OF QUANTUM HDD MAY BE DETERMINED NOT TO BE TAX-FREE, WHICH WOULD RESULT IN QUANTUM INCURRING A SUBSTANTIAL TAX LIABILITY.

     Maxtor and Quantum have agreed not to request a ruling from the Internal Revenue Service, or IRS, or any state tax authority confirming that the structure of the combination of Maxtor with Quantum HDD will not result in any federal income tax or state income or franchise tax to Quantum, the newly formed subsidiary of Quantum or the holders of Quantum HDD common stock. Instead, Maxtor and Quantum have agreed to effect the split-off and the merger on the basis of an opinion from Ernst & Young, Quantum's tax advisors, and a tax opinion insurance policy issued by a syndicate of major insurance companies covering up to $340 million of tax loss to Quantum that might be caused by the split-off.

     There are no court decisions that directly apply the relevant provisions of the Internal Revenue Code to the proposed transaction. Further, there are no final Internal Revenue Code regulations in effect under the section of the Internal Revenue Code that specifically address the taxability of a split-off followed within two years by a merger of the split-off business with a third party. Accordingly, and because the parties are not requesting an IRS ruling and the IRS (either in connection with the proposed transaction or in connection with an audit or ruling request relating to another transaction) may assert positions that are contrary to those of Maxtor and Quantum regarding the relevant provisions of the Internal Revenue Code, neither Maxtor nor Quantum can assure you as to the tax consequences of the split-off and merger to Quantum. In an audit of Quantum after the merger, the IRS or a state tax authority might assert that the split-off was a taxable disposition of Quantum HDD by Quantum. If that position prevails, Quantum would incur a substantial tax liability.

IF THE SPLIT-OFF IS DETERMINED TO BE TAXABLE TO QUANTUM, THE REDEMPTION OF QUANTUM HDD SHARES THAT CONSTITUTES A STEP IN THE SPLIT-OFF WILL BE POTENTIALLY TAXABLE TO THE QUANTUM HDD STOCKHOLDERS.

     In the split-off, Quantum will contribute the assets of Quantum HDD to its new subsidiary and then every Quantum HDD share will be redeemed by Quantum in exchange for a share of the new subsidiary (even though separate stock certificates will not be issued because the new subsidiary will then immediately merge into Maxtor). We refer to that exchange as the redemption in this document. Even if the merger does not adversely affect the tax treatment to Quantum of the split-off, as discussed in the preceding risk factor, the split-off must independently satisfy various requirements of the Internal Revenue Code in order to be tax-free to Quantum. If, contrary to the Ernst & Young opinion, the IRS or a state tax authority successfully asserts that the split-off failed to meet these requirements, the exchange of the new subsidiary's shares for Quantum HDD shares in the redemption would be a taxable distribution to the Quantum HDD stockholders. Accordingly, a Quantum HDD stockholder who had gain on the exchanged Quantum HDD shares for tax purposes would have to recognize that gain and, depending on the stockholder's personal tax circumstances, might have to pay tax on that gain. The insurance policy issued in connection with the merger does not cover this risk.

THE TAX OPINION INSURANCE POLICY DOES NOT COVER ALL CIRCUMSTANCES UNDER WHICH THE SPLIT-OFF COULD BECOME TAXABLE TO QUANTUM.

     In addition to customary exclusions from its coverage, the tax opinion insurance policy does not cover any federal or state tax payable by Quantum if the split-off becomes taxable to Quantum as a result of:

     - a change in relevant tax law;

     - an acquisition representing a 50% or greater interest in Quantum during the two-year period following the merger, whether or not approved by Quantum's board of directors;

     - an acquisition representing a 50% or greater interest in Maxtor during the two-year period following the merger, whether or not approved by Maxtor's board of directors; or

     - the number of shares of Maxtor common stock issued to holders of Quantum HDD common stock not resulting in the holders of Quantum HDD common stock collectively owning at least a majority of the outstanding shares of Maxtor common stock immediately after the merger.

IF QUANTUM INCURS NON-INSURED TAX AS A RESULT OF SPLIT-OFF, MAXTOR'S FINANCIAL CONDITION AND OPERATING RESULTS COULD BE NEGATIVELY AFFECTED.

     Maxtor has agreed to indemnify Quantum for the amount of any tax payable by Quantum as a result of the split-off to the extent not covered by insurance unless imposition of the tax is the result of Quantum's actions, or acquisitions of Quantum stock, after the merger. The amount of the tax not covered by insurance could be substantial.

     In addition, if it is determined that Quantum owes federal or state tax as a result of the split-off and the circumstances giving rise to the tax are covered by Maxtor's indemnification obligations, Maxtor will be required to pay Quantum the amount of the tax at that time. Even if a claim is available, made and pending under the tax opinion insurance policy, there may be a substantial period after Maxtor pays Quantum for the tax before the outcome of the insurance claim is finally known, particularly if the claim is denied by the insurance company and the denial is disputed by Maxtor and/or Quantum. Moreover, the insurance company could prevail in a coverage dispute. In any of these circumstances, Maxtor would have to either use its existing cash resources or borrow money to cover its obligations to Quantum. In either case, Maxtor's payment of the tax, whether covered by insurance or not, could harm Maxtor's business, financial condition and operating results.

IF QUANTUM INCURS NON-INSURED TAX AS A RESULT OF THE SPLIT-OFF, QUANTUM'S FINANCIAL CONDITION AND OPERATING RESULTS COULD BE NEGATIVELY AFFECTED.

     If the split-off is determined to be taxable to Quantum, Quantum will not be able to recover the tax either from Maxtor or under the insurance policy under the following circumstances:

     - If the tax loss was not covered by the policy because it fell under one of the exclusions described above, insurance proceeds would not be available to cover the loss.

     - If the tax loss was caused by Quantum's own acts or those of a third party that made the split-off taxable (for instance, an acquisition of control of Quantum during the two-year period following the closing), Maxtor would not be obligated to indemnify Quantum for the tax.

     - If Maxtor was obligated to indemnify Quantum for the tax but was not able to make the payment, Quantum would nevertheless be obligated, as the taxpayer, to make the payment.

     In any of these circumstances, the tax payments due from Quantum could be substantial. In order to pay the tax, Quantum would have to either deplete its existing cash resources or borrow money to cover its tax obligation. Quantum's payment of the tax prior to Maxtor's payment to it under Maxtor's indemnification obligations, or in circumstances where those obligations do not apply, could harm Quantum's business, financial condition and operating results.

TO AVOID THE RISK OF TRIGGERING A TAX OBLIGATION OF QUANTUM AS A RESULT OF THE SPLIT-OFF, MAXTOR WILL HAVE TO ABIDE BY POTENTIALLY SIGNIFICANT RESTRICTIONS WITH RESPECT TO ITS EQUITY SECURITIES FOR TWO YEARS AFTER THE MERGER, WHICH COULD HARM ITS ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.

     Under the federal tax rules applicable to the split-off, if Maxtor does not wish to risk causing the split-off to become taxable to Quantum under circumstances in which the tax opinion insurance policy will not cover the tax, Maxtor will have to refrain from doing any of the following during the two-year period after the merger:

     - issue its voting securities to acquire other companies or businesses or to raise financing for its operations or other business purposes; or

     - issue its voting securities as equity compensation, such as the grant of options or restricted stock, other than in the ordinary course of business consistent with past practices.

     Because of the foregoing restrictions, Maxtor may have to forego significant growth and other opportunities and may be at a competitive disadvantage in attracting and retaining key personnel which could harm its business. If Maxtor does not comply with any of the foregoing restrictions, the split-off may become taxable to Quantum, Maxtor will be required to pay the amount of the tax to Quantum under its indemnification obligations and the tax opinion insurance policy will not cover the tax. Maxtor's payment of the tax could harm its business, financial condition and operating results.

BECAUSE THE SPLIT-OFF WOULD BE TAXABLE TO QUANTUM IF EITHER MAXTOR OR QUANTUM UNDERGOES A CHANGE OF CONTROL AS PART OF THE SPLIT-OFF PLAN, BOTH MAXTOR AND QUANTUM MAY BE LESS ATTRACTIVE ACQUISITION CANDIDATES FOR AT LEAST TWO YEARS AFTER THE MERGER.

     Under the federal tax rules applicable to the split-off, if a 50% or greater interest in either Maxtor or Quantum is acquired within two years after the split-off, the split-off would become taxable to Quantum under circumstances not covered by the tax opinion insurance policy and/or under which Maxtor would be required to pay Quantum for the amount of the tax. Neither Maxtor nor Quantum will have control over all the circumstances under which an acquisition could occur. Because of the restriction on acquisitions, each of Maxtor and Quantum:

     - may have to forego significant growth and other opportunities;

     - may not be deemed an attractive acquisition target reducing opportunities for its stockholders to sell or exchange their shares in attractive transactions which might otherwise be proposed; and
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

     - will be restricted in its ability to initiate a business combination that its board of directors might wish to pursue because it will not be able to structure the transaction as an acquisition, even if that would otherwise be the most attractive structure.

     The foregoing effects of the restriction on acquisitions of Maxtor and Quantum could have a negative impact on their respective businesses and stockholder value.

RISKS RELATED TO THE COMBINED COMPANY'S BUSINESS FOLLOWING THE MERGER

     In addition to the risk factors related to the merger set forth above, after the merger, the combined company will be subject to the following risks:

MAXTOR AND QUANTUM HDD HAVE A HISTORY OF LOSSES AND THE COMBINED COMPANY MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     Maxtor and Quantum HDD each has a history of significant losses. With the exception of fiscal 1998 for Maxtor and fiscal 1997 for Quantum HDD, Maxtor and Quantum HDD have incurred losses in each of the last five fiscal years. For the nine months ended September 30, 2000, Maxtor had net income of $26.8 million and an accumulated deficit of $765.1 million. For the three months ended October 1, 2000, Quantum HDD had a net loss of $8.7 million. Quantum HDD has no deficit. Although Maxtor achieved profitability for the nine months ended September 30, 2000, neither Maxtor nor Quantum can assure you that the combined company will either achieve or maintain profitability.

THE DECLINE OF AVERAGE SELLING PRICES IN THE HARD DISK DRIVE INDUSTRY COULD CAUSE THE COMBINED COMPANY'S OPERATING RESULTS TO SUFFER AND MAKE IT DIFFICULT FOR THE COMBINED COMPANY TO ACHIEVE PROFITABILITY.

     It is very difficult to achieve and maintain profitability and revenue growth in the hard disk drive industry because the average selling price of a hard disk drive rapidly declines over its commercial life as a result of technological enhancement, productivity improvement and increase in the industry supply. End-user demand for the computer systems that contain Maxtor and Quantum HDD hard disk drives has historically been subject to rapid and unpredictable fluctuations. As a result, the hard disk drive market tends to experience periods of excess capacity and intense price competition. When competitors lower prices to liquidate excess inventories, restructure or attempt to gain market share, average selling prices also decline. This intense price competition could force the combined company to lower prices, which would reduce margins, cause operating results to suffer and make it difficult for the combined company to achieve profitability. In addition, the growth of the lower priced personal computer market has forced the cost of desktop hard disk drives to decline. If the combined company is unable to lower the cost of its hard disk drives for the lower-priced personal computer market, it will not be able to compete effectively and its operating results would suffer.

THE MARKET PRICE OF MAXTOR COMMON STOCK FLUCTUATED SUBSTANTIALLY IN THE PAST AND IS LIKELY TO FLUCTUATE IN THE FUTURE AS A RESULT OF A NUMBER OF FACTORS SUCH AS THE RELEASE OF NEW PRODUCTS BY THE COMBINED COMPANY OR ITS COMPETITORS, THE LOSS OR GAIN OF SIGNIFICANT CUSTOMERS OR CHANGES IN STOCK MARKET ANALYSTS' ESTIMATES.

     The market price of Maxtor's common stock and the number of shares traded each day has varied greatly. Such fluctuations may continue after the merger due to factors including:

     - quarterly fluctuations in operating results;

     - announcements of new products by the combined company or its competitors such as products that address additional hard disk drive segments;

     - gains or losses of significant customers such as Dell, Xander or Compaq;

     - changes in stock market analysts' estimates;

     - the presence or absence of short-selling of its common stock;
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

     - events affecting other companies that the market deems comparable to Maxtor;

     - general conditions in the semiconductor and electronic systems industries; and

     - general economic conditions in the United States and abroad.

MAXTOR'S QUARTERLY OPERATING RESULTS HAVE FLUCTUATED SUBSTANTIALLY IN THE PAST AND ARE LIKELY TO FLUCTUATE IN THE FUTURE.

     Maxtor's and Quantum HDD's quarterly operating results have fluctuated significantly in the past and the combined company's quarterly operating results may fluctuate significantly in the future. The combined company's future performance will depend on many factors, including:

     - the average selling price of its products;

     - fluctuations in the demand for its products as a result of the cyclical and seasonal nature of the desktop computer industry;

     - the availability, and efficient use, of manufacturing capacity;

     - competitors introducing better products at competitive prices before it does;

     - new competitors entering its market;

     - its ability to successfully qualify its products with its customers;

     - its customers canceling, rescheduling or deferring orders;

     - the combined company's ability to purchase components at competitive prices;

     - the availability of adequate capital resources; and

     - other general economic and competitive factors.

     Many Maxtor and Quantum HDD expenses are relatively fixed and difficult to reduce or modify. As a result, the fixed nature of the combined company's operating expenses will magnify any adverse effect of a decrease in revenue on its operating results. Because of these and other factors, Maxtor believes that period to period comparisons of its and Quantum HDD's combined historical results of operations are not a good predictor of the combined company's future performance. If the combined company's future operating results are below the expectations of stock market analysts, Maxtor's stock price may decline.

MAXTOR'S STOCK PRICE MAY BE AFFECTED BY SALES OF MAXTOR'S COMMON STOCK BY HYUNDAI ELECTRONICS AMERICA OR ITS OFFICIALS.

     Maxtor's stock price may be affected by sales of Maxtor's common stock by Hyundai Electronics America or the perception that such sales may occur due to the financial condition of Hyundai Electronics America affiliates or otherwise. Hyundai Electronics America has informed Maxtor that it may consider selling additional Maxtor shares at a time it deems appropriate.

     In February 1999, DECS Trust IV, a newly formed trust, sold 12,500,000 DECS to several institutional investors in a registered public offering. The DECS are securities that represent all of the beneficial interest in DECS Trust IV, which owns U.S. treasury securities and a prepaid forward contract to purchase Maxtor common stock from Hyundai Electronics America. The trust will terminate on or shortly after February 15, 2002, or upon earlier liquidation of DECS Trust IV under certain circumstances. When the trust terminates, Hyundai Electronics America will deliver, at its option, either cash or Maxtor common stock to the trust. If holders of DECS receive shares of Maxtor common stock at the termination of the trust, such holders may sell those shares distributed to them in the open market at or after the distribution occurs. Maxtor cannot predict whether Hyundai Electronics America will deliver shares of Maxtor stock to the trust on its termination or when or whether holders of the DECS will resell any shares of Maxtor stock they receive. Further, any market that develops for the DECS could reduce the demand for Maxtor's common stock or otherwise negatively impact the market price of Maxtor's common stock.
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

IF THE COMBINED COMPANY FAILS TO QUALIFY AS A SUPPLIER TO DESKTOP COMPUTER MANUFACTURERS, THEN THESE MANUFACTURERS MAY NOT PURCHASE ANY UNITS OF AN ENTIRE PRODUCT LINE, WHICH WILL HAVE A SIGNIFICANT IMPACT ON SALES.

     Most Maxtor and Quantum HDD products are sold to desktop computer manufacturers. These manufacturers select or qualify their hard disk drive supplies based on quality, storage capacity, performance and price. Manufacturers typically seek to qualify three or four suppliers for each hard disk drive product generation. To qualify consistently with these manufacturers, and thus succeed in the desktop hard disk drive industry, the combined company must consistently be among the first-to-market introduction and first-to-volume production at leading storage capacity per disk, offering competitive prices and high quality. Once a manufacturer has chosen its hard disk drive suppliers for a given desktop computer product, it often will purchase hard disk drives from those suppliers for the commercial lifetime of that product line. If the combined company misses a qualification opportunity, it may not have another opportunity to do business with that manufacturer until it introduces its next generation of products. The effect of missing a product qualification opportunity is magnified by the limited number of high volume manufacturers of personal computers. If the combined company does not reach the market or deliver volume production in a timely manner, it may lose opportunities to qualify its products. In such case, its gross margins would decline due to rapidly declining average selling prices, and it would lose market share. Loss of market share would have a negative impact on the combined company's business, financial condition and operating results.

BECAUSE THE COMBINED COMPANY WILL BE SUBSTANTIALLY DEPENDENT ON DESKTOP COMPUTER DRIVE SALES, A DECREASE IN THE DEMAND FOR DESKTOP COMPUTERS COULD REDUCE DEMAND FOR THE COMBINED COMPANY'S PRODUCTS.

     Although there has been significant growth in the demand for desktop computers over the past several years, according to International Data Corporation, the growth rate in desktop computer sales has slowed in recent fiscal quarters. Because the combined company will rely substantially on the desktop segment of the personal computer industry, it will be affected more by changes in market conditions for desktop computers than a company with a broader range of products. Any decrease in the demand for desktop computers could reduce the demand for the combined company's products, harming its business.

IF THE COMBINED COMPANY DOES NOT DIVERSIFY ITS OPERATIONS, EXPAND INTO NEW HARD DRIVE MARKET SEGMENTS, OR CONTINUE TO MAINTAIN ITS PRESENCE IN THE DESKTOP MARKET, ITS REVENUES WILL SUFFER.

     To remain a significant supplier of hard disk drives to major manufacturers of personal computers, the combined company will need to offer a broad range of hard disk drive products to its customers. Although the current products of Maxtor and Quantum HDD are designed for the largest segment of the hard disk drive industry, the desktop computer area, demand may shift to other segments over time. Neither Maxtor nor Quantum products yet serve the laptop personal computer segment. Accordingly, the combined company will need to develop and manufacture new products that address additional hard disk drive segments and emerging technologies to remain competitive in the hard disk drive industry. Neither Maxtor nor Quantum can assure you that the combined company will:

     - successfully or timely develop or market any new hard disk drives in response to technological changes or evolving industry standards;

     - avoid technical or other difficulties that could delay or prevent the successful development, introduction or marketing of new hard disk drives;

     - successfully qualify new hard disk drives, particularly high-end hard disk drives, with customers by meeting their performance and quality specifications;

     - quickly achieve high volume production of new hard disk drives; or

     - achieve market acceptance of its new products.

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

     Any failure of the combined company to successfully develop and introduce new products for its existing customers or to address specifically additional market segments could harm its business, financial condition and operating results.

THE LOSS OF ONE OR MORE OF THE COMBINED COMPANY'S SIGNIFICANT CUSTOMERS OR A DECREASE IN THEIR ORDERS OF PRODUCTS WOULD CAUSE THE COMBINED COMPANY'S REVENUES TO DECLINE.

     Maxtor and Quantum HDD sell most of their respective products to a limited number of customers. For the nine months ended September 30, 2000, two customers, Dell and Xander, accounted for approximately 19% and 11%, respectively, of Maxtor's revenue, and its top five customers accounted for approximately 50% of its revenue. During the six month period ended October 1, 2000, two customers, Dell and Compaq, accounted for approximately 13% and 11%, respectively, of Quantum HDD's revenue, and its top five customers accounted for approximately 50% of its revenue. For the six months ended October 1, 2000, two customers, Compaq and Hewlett-Packard, accounted for approximately 18% and 12% respectively, of Quantum HDD's revenue, and its top five customers accounted for approximately 47% of its revenue. It is expected that a relatively small number of customers will account for a significant portion of the combined company's revenue after the merger, and the proportion of its revenue from these customers could continue to increase in the future. These customers have a wide variety of suppliers to choose from and therefore can make substantial demands on the combined company. Even if the combined company successfully qualifies a product for a given customer, the customer generally will not be obligated to purchase any minimum volume of products from it and generally will be able to terminate its relationship with the combined company at any time. The combined company's ability to maintain strong relationships with its principal customers is essential to its future performance. If it loses a key customer or if any of its key customers reduce their orders of the combined company's products or require it to reduce its prices before it is able to reduce costs, the combined company's revenue would decline, which would cause its business, financial condition and operating results to suffer.

COSTLY NEW DEMANDS BY MAXTOR AND QUANTUM HDD CUSTOMERS ARE INCREASING THE RISK OF INVENTORY OBSOLESCENCE AND DECLINING AVERAGE SELLING PRICES.

     Maxtor and Quantum HDD customers are adopting more sophisticated business models that place additional strains on their respective businesses. For example, many personal computer manufacturers, including some of the largest personal computer manufacturing customers, may adopt build-to-order manufacturing models that reduce their component inventories and related costs and enable them to tailor their products more specifically to the needs of consumers.

     Some Maxtor and Quantum HDD personal computer manufacturing customers also are considering or have implemented a "channel assembly" model in which the manufacturer ships a minimal computer system to the dealer or other assembler, and component suppliers (including hard disk drive manufacturers) ship parts directly to the dealer or other assembler for installation at its location. Finally, some Maxtor and Quantum HDD manufacturing customers have adopted just-in-time inventory management processes that require component suppliers to maintain inventory at or near the customer's production facility. These new business models require Maxtor and Quantum HDD to hold products in inventory longer. These changing policies also increase Maxtor's and Quantum HDD's capital requirements and costs, complicate inventory management strategies and make it difficult to match manufacturing plans with projected customer demand. As a result, there is an increased risk that inventory will become obsolete or average selling price could decline, either of which could cause the combined company's operating results to suffer.

INTENSE COMPETITION IN THE HARD DISK DRIVE SEGMENT COULD REDUCE THE DEMAND FOR THE COMBINED COMPANY'S PRODUCTS OR THE PRICES OF ITS PRODUCTS, WHICH COULD REDUCE ITS REVENUES.

     The desktop computer market segment and the overall hard disk drive market are intensely competitive even during periods when demand is stable. Maxtor and Quantum HDD compete primarily

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

with manufacturers of 3.5-inch hard disk drives for the personal computer industry, including Fujitsu, IBM, Samsung, Seagate Technology and Western Digital.

     Quantum HDD also competes with manufacturers of high-capacity 3.5-inch hard disk drives for high performance storage intensive applications, including Fujitsu, Hitachi, IBM and Seagate Technology. Many competitors of Maxtor and Quantum HDD historically have had a number of significant advantages, including larger market shares, a broader array of product lines, preferred vendor status with customers, extensive name recognition and marketing power, and significantly greater financial, technical and manufacturing resources.

     Although the combined company is expected to be one of the largest hard disk drive manufacturers, its size alone will not eliminate all of the advantages of its competitors. Unlike Maxtor and Quantum HDD, some of their competitors make many of their own components which may provide them with benefits including lower costs. The competitors of the combined company also may:

     - consolidate or establish strategic relationships among themselves to lower their product costs or to otherwise compete more effectively against it;

     - lower their product prices to gain market share; or

     - bundle their products with other products to increase demand for their products.

     Competition could reduce the demand for the combined company's products and/or the prices of its products, which could reduce its revenues. In addition, new competitors could emerge and rapidly capture market share. If the combined company fails to compete successfully against current or future competitors, its business, financial condition and operating results will suffer.

POWER OUTAGES WHICH CURRENTLY IMPACT COMPANIES WITH FACILITIES IN CALIFORNIA MAY ADVERSELY EFFECT OUR CALIFORNIA FACILITIES.

     The combined company will conduct substantial operations in the state of California and will rely on a continuous power supply to conduct operations, as do Maxtor and Quantum. California's current energy crisis could substantially disrupt the combined company's operations and increase its expenses. In the event of an acute power shortage, that is, when power reserves for the state of California fall below 1.5%, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout the state. Although state lawmakers are working to minimize the impact, if blackouts interrupt the combined company's power supply, the combined company may be temporarily unable to continue operations at its facilities. Any such interruption in the combined company's ability to continue operations at its facilities could delay the development of its products and disrupt communications with its customers, suppliers or its manufacturing operations. Future interruptions could damage its reputation and could result in lost revenue, either of which could substantially harm the combined company's business and results of operations. Furthermore, the deregulation of the energy industry instituted in 1996 by the California government and shortages in wholesale electricity supplies have caused power prices to increase. If wholesale prices continue to increase, the combined company's operating expenses will likely increase which will have a negative effect on its operating results.

THE DEPENDENCY OF THE COMBINED COMPANY ON MKE TO MANUFACTURE A PORTION OF ITS HARD DISK DRIVES AND ADVERSE DEVELOPMENTS IN THE RELATIONSHIP WITH MKE COULD LEAD TO INVENTORY SHORTAGES OR SURPLUSES.

     Because Quantum HDD's hard disk drives are manufactured by MKE, the combined company may depend on MKE to manufacture a significant portion of Quantum HDD's existing products. As a result, the combined company will rely on MKE to quickly achieve volume production of new hard disk drives at competitive costs, to meet the combined company's quality requirements and to respond quickly to product delivery schedules. If MKE fails to meet these requirements the combined company's operating results could suffer. In addition, MKE's production schedule is based on forecasts of purchase requirements. The combined company may have limited rights to modify short-term purchase orders. The failure of the combined company to accurately forecast its requirements or successfully adjust MKE's production
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

schedule could lead to inventory shortages or surpluses, which could cause the combined company's operating results to suffer. The combined company will have to negotiate pricing arrangements with MKE on a quarterly basis. Any failure to reach competitive pricing arrangements would also negatively impact the combined company's operating results.

IF THE COMBINED COMPANY DOES NOT HAVE ADEQUATE MANUFACTURING CAPACITY IN THE FUTURE BECAUSE OF A NATURAL DISASTER AT ONE OF ITS PLANTS, AN INABILITY TO ACQUIRE NEEDED ADDITIONAL MANUFACTURING CAPACITY, OR MKE'S INABILITY OR UNWILLINGNESS TO MEET THE COMBINED COMPANY'S MANUFACTURING REQUIREMENTS, ITS GROWTH WILL BE ADVERSELY IMPACTED AND ITS BUSINESS COULD SUFFER.

     Maxtor's volume manufacturing operations are based primarily in Singapore, and MKE's volume manufacturing operations are based primarily in both Singapore and Japan. A flood, earthquake, political instability or other disaster or condition after the merger affecting either's facilities or ability to manufacture could harm the combined company's business, financial condition and operating results. In addition, the combined company will need to acquire additional manufacturing capacity in the future. Maxtor's inability to add capacity to allow it to meet customers' demands in a timely manner may limit the combined company's future growth and could harm its business, financial condition and operating results. The combined company's future growth will also require that MKE continue to devote substantial financial resources to property, plant and equipment to support the manufacture of a significant portion of the combined company's products. If MKE is unable or unwilling to meet the combined company's manufacturing requirements, an alternative manufacturing source may not be available in the near term and the combined company's business, financial condition and operating results would suffer.

BECAUSE MAXTOR AND MKE ARE DEPENDENT ON A LIMITED NUMBER OF SUPPLIERS, COMPONENT SHORTAGES COULD RESULT IN DELAYS OF PRODUCT SHIPMENTS AND DAMAGE THE BUSINESS AND OPERATING RESULTS OF THE COMBINED COMPANY.

     A number of the components used in Maxtor and Quantum HDD products are available from a limited number of suppliers. Currently, Maxtor purchases digital signal processor/controller and spin/servo integrated circuits only from Texas Instruments, Inc. and purchases channel integrated circuits only from Lucent Technologies Inc. MKE depends on a limited number of qualified suppliers for components and subassemblies, including recording heads, media and integrated circuits. MKE may qualify only a single source for some parts, magnifying the risk of component shortages. As Maxtor and Quantum HDD have experienced in the past, some required parts may be periodically in short supply. As a result, the combined company will have to allow for significant ordering lead times for some components. In addition, Maxtor may have to pay significant cancellation charges to suppliers if it cancels orders for components because it reduces production due to market oversupply, reduced demand, transition to new products or technologies or for other reasons. Maxtor orders the majority of its components on a purchase order basis and only has limited long-term volume purchase agreements with some of its existing suppliers. If Maxtor and MKE cannot obtain sufficient quantities of high quality parts when needed, product shipments would be delayed and the business, financial condition and operating results of the combined company could suffer. In addition, Maxtor's historical relationship with its suppliers may suffer as a result of its new relationship with MKE.

BECAUSE MAXTOR PURCHASES ALL OF ITS PARTS FROM THIRD PARTY SUPPLIERS, IT IS SUBJECT TO THE RISK THAT IT MAY BE UNABLE TO ACQUIRE QUALITY COMPONENTS IN A TIMELY MANNER, OR EFFECTIVELY INTEGRATE PARTS FROM DIFFERENT SUPPLIERS, AND THESE PROBLEMS WOULD CAUSE ITS BUSINESS TO SUFFER.

     Unlike some of Maxtor's competitors, Maxtor does not manufacture any of the parts used in its products. Instead, its products incorporate parts designed by and purchased from third party suppliers. Consequently, the success of its products depends on Maxtor's ability to gain access to and integrate parts that use leading-edge technology. To successfully manage the integration of parts, Maxtor must:

     - obtain high quality parts;

     - hire skilled personnel;
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

     - effectively integrate different parts from a variety of suppliers;

     - manage difficult scheduling and delivery problems; and

     - develop and maintain relationships with key suppliers.

     If Maxtor is unable to successfully integrate parts obtained from third party suppliers, the combined company's business would suffer.

THE LOSS OF KEY PERSONNEL COULD HARM THE COMBINED COMPANY'S BUSINESS.

     The combined company's success depends upon the continued contributions of key employees, many of whom would be extremely difficult to replace. Neither Maxtor nor Quantum HDD has key person life insurance on any of its personnel. Worldwide competition for skilled employees in the hard disk drive industry is extremely intense. If the combined company is unable to retain existing employees of Maxtor and Quantum HDD or to hire and integrate new employees, the combined company's business, financial condition and operating results could suffer. In addition, companies in the hard disk drive industry whose employees accept positions with competitors often claim that the competitors have engaged in unfair hiring practices. The combined company may be the subject of such claims in the future as it seeks to hire qualified personnel and it could incur substantial costs defending itself against those claims.

THE COMBINED COMPANY MAY NEED ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE ON TERMS FAVORABLE TO THE COMBINED COMPANY OR AT ALL.

     Maxtor's and Quantum HDD's respective businesses are capital intensive and the combined company may need more capital in the future. The combined company's future capital requirements will depend on many factors, including:

     - the rate of its sales growth;

     - the level of its profits or losses;

     - the timing and extent of its spending to expand manufacturing capacity, support facilities upgrades and product development efforts;

     - the timing and size of business or technology acquisitions; and

     - the timing of introductions of new products and enhancements to its existing products.

     The combined company's ability to raise capital will be affected as a result of the merger. To avoid triggering a tax obligation of Quantum as a result of the split-off and merger, the combined company will be restricted in its ability to issue additional equity to raise capital for two years after the split-off and merger. (See the discussion of these restrictions in "Material Tax Consequences of the Split-Off and Merger -- Consequences to Quantum," beginning on page 95). Any future equity financing will decrease the percentage equity ownership of the stockholders of the combined company and may, depending on the price at which the equity is sold, result in significant economic dilution to them. The combined company's board of directors will be authorized under its charter documents to issue preferred stock with rights, preferences or privileges senior to those of the common stock without stockholder approval.

PROTECTION OF THE COMBINED COMPANY'S INTELLECTUAL PROPERTY IS LIMITED AND IT IS EXPOSED TO THIRD PARTY CLAIMS OF INFRINGEMENT.

     Maxtor and Quantum HDD have patent protection on some of their respective technologies. After the merger, the combined company may not receive patents for its pending or future patent applications, and any patents that it owns or that are issued to it may be invalidated, circumvented or challenged. Moreover, the rights granted under any such patents may not provide the combined company with any competitive advantages. Finally, the combined company's competitors may develop or otherwise acquire equivalent or superior technology.

     Maxtor and Quantum HDD also rely on trade secret, copyright and trademark laws, as well as the terms of their respective contracts to protect their proprietary rights. The combined company may have to

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

litigate to enforce patents issued or licensed to it, to protect trade secrets or know-how owned by it or to determine the enforceability, scope and validity of its proprietary rights and the proprietary rights of others. Enforcing or defending the combined company's proprietary rights could be expensive and might not bring it timely and effective relief.

     The combined company may have to obtain licenses of other parties' intellectual property and pay royalties. If the combined company is unable to obtain such licenses, it may have to stop production of its products or alter its products. In addition, the laws of certain countries in which it sells and manufactures its products, including various countries in Asia, may not protect the combined company's products and intellectual property rights to the same extent as the laws of the United States. The combined company's remedies in these countries may be inadequate to protect its proprietary rights. Any failure to enforce and protect the combined company's intellectual property rights could harm its business, financial condition and operating results.

BOTH MAXTOR AND QUANTUM HDD ARE SUBJECT TO EXISTING INFRINGEMENT CLAIMS WHICH ARE COSTLY TO DEFEND AND MAY HARM THE COMBINED COMPANY'S BUSINESS.

     Maxtor, on the one hand, and Quantum and MKE, on the other hand, each were sued by Papst Licensing, GmbH, a German corporation, for infringement of patents that relate to hard disk drives. Papst has asserted that Maxtor infringes 13 patents, and that Quantum and MKE infringe 24 patents. Both lawsuits had been pending in the United States District Court for the Northern District of California, but were transferred with other litigation involving Papst patents to the United States District Court for the Eastern District of Louisiana by the Judicial Panel on Multidistrict Litigation for consolidated or coordinated proceedings. Papst's infringement allegations are based on spindle motors that Maxtor and Quantum purchase from third party motor vendors, including MKE in the case of Quantum, and the use of such spindle motors in hard disk drives. Maxtor purchased the overwhelming majority of the spindle motors used in its hard disk drives from vendors that were licensed under Papst's patents. Quantum purchased many spindle motors used in its hard disk drives from vendors that were not licensed under Papst patents, including MKE.

     Maxtor is also in litigation with Magnetic Media Development, LLC, or MMD, for infringement of patents that relate to hard disk drives. MMD has asserted that Maxtor infringes five such patents. Although Quantum is not in litigation with MMD, MMD has asserted its patents against Quantum. MMD's infringement claims are based on magnetic media that Maxtor and MKE, Quantum's manufacturer, purchase from third party media vendors. Maxtor purchased a majority of the media used in its hard disk drives from vendors that were not licensed under MMD's patents. MKE purchased only a limited portion of the media used in Quantum's hard disk drives from vendors that were not licensed under MMD's patents. The pending claims by Papst and MMD against Quantum relate to the Quantum HDD business and will be assumed by Maxtor in the merger.

     While Maxtor and Quantum believe that the combined company and MKE have valid defenses to Papst's and MMD's claims, the results of any litigation are inherently uncertain and other infringement claims relating to current patents, pending patent applications, and/or future patent applications or issued patents could be asserted by Papst or MMD. Additionally, neither Maxtor nor Quantum can assure you that the combined company or MKE will be able to successfully defend itself against this or any other Papst or MMD lawsuit. MMD's infringement claim against Maxtor asserts damages up to $200,000,000. The Pabst complaints assert claims to an unspecified dollar amount of damages. A favorable outcome for Papst or MMD in these lawsuits could result in the issuance of an injunction against the combined company or MKE and the combined company's products and/or the payment of monetary damages equal to a reasonable royalty. In the case of a finding of a willful infringement, the combined company also could be required to pay treble damages and Papst's or MMD's attorney's fees. Accordingly, a litigation outcome favorable to Papst or MMD could harm the combined company's business, financial condition, and operating results.

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     In addition to the Papst and MMD lawsuits, other claims of infringement have been made against Maxtor and Quantum HDD which have not been fully assessed and which could be material. The combined company may have to obtain licenses of other parties' intellectual property and pay royalties. If the combined company is unable to obtain such licenses, it may have to alter or stop production of its products. There can be no assurance that such licenses can be obtained on favorable terms and conditions and failure to obtain such licenses or unfavorable terms and conditions for such licenses could harm the combined company's business, financial condition, and operating results.

THE COMBINED COMPANY WILL FACE RISKS FROM ITS SUBSTANTIAL INTERNATIONAL OPERATIONS AND SALES.

     The combined company will conduct most of its manufacturing and testing operations and will purchase a substantial portion of its key parts outside the United States. In particular, the combined company's manufacturing operations will be concentrated in Singapore, where both Maxtor's and MKE's manufacturing operations are located (with management oversight of MKE from Japan). Such concentration of manufacturing operations in Singapore will likely magnify the effects on the combined company of any labor shortages, political disruption, trade or tariff treaty changes, or natural disasters relating to Singapore. In addition, Maxtor and Quantum HDD also sell a significant portion of their respective products to foreign distributors and retailers. As a result, the combined company will be dependent on revenue from international sales. Inherent risks relating to the combined company's overseas operations include:

     - difficulties associated with staffing and managing international operations;

     - economic slowdown and/or downturn in the computer industry in foreign markets;

     - international currency fluctuations;

     - general strikes or other disruptions in working conditions;

     - political instability;

     - trade restrictions;

     - changes in tariffs;

     - generally longer periods to collect receivables;

     - unexpected changes in or impositions of legislative or regulatory requirements;

     - reduced protection for intellectual property rights in some countries;

     - potentially adverse taxes; and

     - delays resulting from difficulty in obtaining export licenses for certain technology and other trade barriers.

     The specific economic conditions in each country impact international sales of Maxtor and Quantum HDD. For example, both Maxtor's and Quantum HDD's international contracts are denominated primarily in U.S. dollars. Significant downward fluctuations in currency exchange rates against the U.S. dollar could result in higher product prices and/or declining margins and increased manufacturing costs. In addition, Maxtor attempts to manage the impact of foreign currency exchange rate changes by entering into short-term, foreign exchange contracts. If the combined company does not effectively manage the risks associated with international operations and sales, its business, financial condition and operating results could suffer.

THE COMBINED COMPANY WILL BE SUBJECT TO RISKS RELATED TO PRODUCT DEFECTS, WHICH COULD SUBJECT IT TO WARRANTY CLAIMS IN EXCESS OF ITS WARRANTY PROVISION OR WHICH ARE GREATER THAN ANTICIPATED DUE TO THE UNENFORCEABILITY OF LIABILITY LIMITATIONS.

     Maxtor and Quantum HDD products may contain defects. Maxtor generally warrants its products for one to three years whereas Quantum HDD generally warrants its products for one to five years. The standard warranties used by Maxtor and Quantum HDD contain limits on damages and exclusions of liability for consequential damages and for negligent or improper use of the products. Maxtor and

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

Quantum HDD each establish a provision, at the time of product shipment, in an amount equal to its estimated warranty expenses. Although Maxtor and Quantum believe that the warranty provision of the combined company will be sufficient, the failure to maintain a sufficient warranty provision or the unenforceability of any liability limitations could harm the combined company's business, financial condition and operating results.

THE COMBINED COMPANY COULD BE SUBJECT TO ENVIRONMENTAL LIABILITIES, WHICH COULD INCREASE ITS EXPENSES AND SUBJECT IT TO LIABILITIES.

     Although Maxtor uses a limited variety of chemicals in its manufacturing and research operations, it is subject to a wide range of environmental protection regulations in the United States and Singapore. While Maxtor does not believe its operations to date have been harmed as a result of such laws, future regulations may increase the combined company's expenses and harm the combined company's business, financial condition and results of operations. Even if the combined company is in compliance in all material respects with all present environmental regulations, in the United States, environment regulations often require parties to fund remedial action regardless of fault. As a consequence, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. If the combined company has to make significant capital expenditures or pay significant expense in connection with future remedial actions or to continue to comply with applicable environmental laws, its business, financial condition and operating results could suffer.

ANTITAKEOVER PROVISIONS IN MAXTOR'S CERTIFICATE OF INCORPORATION COULD DISCOURAGE POTENTIAL ACQUISITION PROPOSALS OR DELAY OR PREVENT A CHANGE OF CONTROL OF MAXTOR.

     Maxtor has a number of protective provisions in place designed to provide its board of directors with time to consider whether a hostile takeover is in the best interests of Maxtor and its stockholders. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of Maxtor and also could diminish the opportunities for a holder of Maxtor's common stock to participate in tender offers, including offers at a price above the then-current market price for Maxtor common stock. These provisions also may inhibit fluctuations in Maxtor's stock price that could result from takeover attempts. In addition, the merger structure may have an antitakeover effect on the combined company.

RISKS TO THE QUANTUM DSS BUSINESS RELATED TO THE MERGER

QUANTUM MAY BE HARMED AS A RESULT OF OPERATING SOLELY AS A DLTTAPE AND STORAGE SOLUTIONS BUSINESS.

     Quantum's operations have historically consisted of the DLTtape and storage solutions business and the hard disk drive business. Operating results of the Quantum DSS business alone may be adversely affected by the loss of one or more of the following benefits that Quantum HDD has contributed to Quantum:

     - the ability to leverage the expertise of Quantum HDD in areas related to Quantum HDD's core competency in hard disk drives;

     - the opportunity to jointly develop various products, such as online storage solutions;

     - the ability to more effectively enable and cost reduce data storage solutions;

     - use of the goodwill and brand recognition associated with Quantum HDD;

     - the benefit of Quantum as a whole having a larger market capitalization related to the two tracking stocks; and

     - diversification associated with a single company serving the DLTtape, storage solutions and hard disk drive markets.

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

     It is possible that, because Quantum as a whole will not provide a data storage solution that includes Quantum HDD products, customers will seek to find a more complete solution elsewhere. Any loss of the benefits provided by the combination with the Quantum HDD business could seriously harm the operating results of Quantum's DSS business and cause the price of Quantum DSS common stock to decline.

QUANTUM'S DSS BUSINESS MAY EXPERIENCE DIFFICULTY ATTRACTING AND RETAINING QUALITY EMPLOYEES AS A RESULT OF THE SPLIT-OFF AND THE MERGER, WHICH MAY HURT ITS ABILITY TO OPERATE ITS BUSINESS EFFECTIVELY.

     The ability of Quantum DSS to maintain its competitive technological position will depend, in large part, on its ability to attract and retain highly qualified technical and managerial personnel. The combination of Quantum DSS and Quantum HDD has resulted in faster growth and greater scale for Quantum. After the split-off and merger, without the benefits of a combined business, Quantum DSS may not experience the same success in attracting quality employees. Competition for qualified personnel is intense. There is a risk that some key employees will depart as a result of the split-off and merger. In addition, the announcement of the proposed split-off of Quantum HDD may impede Quantum DSS' ability to attract new employees, although to date Quantum DSS has not experienced difficulties attracting new employees. Lack of success in attracting qualified employees could lead to lower than expected operating results and delays in the introduction of new products and could have a negative effect on the ability of Quantum DSS to support customers.

THE HISTORICAL FINANCIAL INFORMATION OF QUANTUM DSS MAY NOT BE REPRESENTATIVE OF ITS FUTURE RESULTS AS A SEPARATE COMPANY.

     The historical financial information of Quantum DSS does not necessarily reflect what its financial position, operating results, and cash flows would have been had it been a separate, stand-alone entity during the periods presented. In addition, the historical information is not necessarily indicative of what its operating results, financial position and cash flows will be in the future. Quantum DSS has not made adjustments to reflect many significant changes that may occur in its cost structure, funding and operations as a result of its separation from Quantum HDD, including changes in its employee base, legal structure, costs associated with reduced economies of scale, marketing expenses related to establishing a new brand identity, and costs associated with being a public, stand-alone company.

TREATMENT OF OUTSTANDING QUANTUM STOCK OPTIONS AND RESTRICTED STOCK IN THE MERGER WILL RESULT IN NON-CASH SPECIAL COMPENSATION CHARGES OF APPROXIMATELY $94 MILLION TO $131 MILLION AND DILUTION TO QUANTUM DSS OF APPROXIMATELY 6 TO 7 MILLION SHARES.

     Outstanding Quantum HDD stock options, whether vested or unvested, and Quantum HDD restricted stock subject to repurchase, which vested or unvested options and unvested restricted stock are held by individuals other than employees who will be transferred to the combined company, transition employees and former service providers, will be converted into Quantum DSS options and Quantum DSS restricted stock. All unvested Quantum DSS stock options held by employees who are either transferred to the combined company, who are transition employees or who are terminated in connection with the merger will be converted into shares of Quantum DSS restricted stock. This conversion, while intended to preserve the existing value of the converted securities, will result in dilution to Quantum DSS. As disclosed in Footnote 2 to the Quantum Pro Forma Consolidated Financial Statements, the non-cash compensation charge will be allocated among discontinued operations, DSS special charges, and deferred and amortized to operating expenses. In addition, Quantum DSS restricted stock subject to repurchase held by employees who are transferred to the combined company will remain restricted stock held by those employees. Based on current stock and option values and an estimate of Quantum employees to be terminated or transferred to the combined company, Quantum estimates that the transaction will result in dilution to the remaining DSS business of approximately 6 to 7 million shares and non-cash special compensation charges to be approximately $94 million to $131 million, based on low and high HDD and DSS per share common stock prices, respectively, since the beginning of October 2000, of $7.9375 and $13.75 for HDD common stock, and $11.3125 and $16.125 for DSS common stock.

ASSUMING CONSUMMATION OF THE TRANSACTION, QUANTUM DSS WILL INCUR ADDITIONAL SPECIAL CHARGES OF APPROXIMATELY $15 MILLION TO $40 MILLION, EXCLUDING STOCK COMPENSATION CHARGES THAT ARE EXPECTED TO RESULT FROM THE MERGER, TO HIRE OR TERMINATE QUANTUM EMPLOYEES, AND ACQUIRE OR DIVEST QUANTUM DSS OF ASSETS AS A RESULT OF THE MERGER.

     Although Maxtor has agreed to hire or pay severance for up to 535 current Quantum corporate division employees, the Quantum DSS business may determine that the Quantum infrastructure, including employees and assets, after the merger is not in alignment with the requirements of the Quantum DSS business. Such a determination could result in significant charges attributable to hiring or terminating Quantum employees or undertaking the acquisition or divestiture certain assets which could adversely impact the operating results of the Quantum DSS business. Excluding stock compensation charges that are expected to result from the merger, the expected special charges are estimated to be approximately $15 million to $40 million which are primarily attributable to software, information technology equipment and other equipment in the range of $10 to $20 million; vacant facilities of up to $7 million and corporate employee reductions and other costs in the range of $4 to $13 million. The cash portion of such charges is estimated to be between $5 million and $10 million.

MAXTOR'S FAILURE TO PERFORM UNDER THE INDEMNIFICATION AGREEMENT IN CONNECTION WITH QUANTUM'S CONVERTIBLE DEBT WOULD HARM QUANTUM'S BUSINESS.

     As of October 1, 2000 Quantum had convertible debt of $287,500,000. In connection with the merger, Maxtor has agreed to assume responsibility for payments on up to $95,833,000 of Quantum's convertible debt.

     If Maxtor fails to indemnify Quantum under the indemnification agreement for Maxtor's portion of the convertible debt, Quantum will experience a material adverse effect on its business and financial performance.

RISKS RELATED TO THE QUANTUM DSS BUSINESS FOLLOWING THE MERGER

QUANTUM DSS' OPERATING RESULTS DEPEND, AND WILL CONTINUE TO DEPEND FOLLOWING THE MERGER, ON NEW PRODUCT INTRODUCTIONS; IF SUCH PRODUCT INTRODUCTIONS ARE NOT SUCCESSFUL QUANTUM DSS' OPERATING RESULTS WILL BE IMPAIRED.

     To compete effectively, Quantum DSS must improve existing products and introduce new products, such as products based on Super DLTtape technology and new tape automation technologies and new storage systems solutions. Quantum DSS cannot assure the Quantum DSS stockholders that:

     - it will introduce any of these new products in the time frame Quantum DSS currently forecasts;

     - it will avoid technical or other difficulties that could prevent or delay the introduction of these new products;

     - its new products will achieve market acceptance;

     - its new products will be successfully or timely qualified with Quantum DSS' customers by meeting customer performance and quality specifications. A successful and timely customer qualification must occur before customers will place large product orders; or

     - it will achieve high volume production of these new products in a timely manner, if at all.

     These risks are potentially magnified because Quantum DSS expects that technological changes, changes in customer requirements and increasing competition could result in declining sales and gross margins on its existing products.

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

RELIANCE ON A LIMITED NUMBER OF THIRD-PARTY SUPPLIERS FOR RECORDING HEADS, MEDIA CARTRIDGES AND INTEGRATED CIRCUITS AND ANY DELAYS OR DEFECTS IN SHIPMENTS BY SUCH SUPPLIERS COULD RESULT IN SIGNIFICANTLY INCREASED COSTS AND DELAYS IN THE EVENT THESE SUPPLIERS EXPERIENCE SHORTAGES OR QUALITY PROBLEMS.

     Quantum DSS depends on a limited number of suppliers for components and sub-assemblies, including recording heads, media cartridges and integrated circuits, all of which are essential to the manufacture of DLTtape drives and tape libraries.

     Quantum DSS currently purchases the DLTtape media cartridges it sells primarily from Fuji Photo Film Co., Ltd. and Hitachi Maxell, Ltd. and its integrated circuits from Jabil Circuit, Inc. Quantum DSS cannot assure you that Fuji, Maxell or Jabil Circuit will continue to supply an adequate number of high quality media cartridges or integrated circuits, respectively, in the future. If component shortages occur, or if Quantum DSS experiences quality problems with component or integrated circuit suppliers, shipments of products could be significantly delayed and/or costs significantly increased. In addition, Quantum DSS qualifies only a single source for many components and sub-assemblies, which magnifies the risk of future shortages.

     Quantum DSS's main suppliers of tape heads are, LaFe, located in China, and Read-Rite. Political instability, trade restrictions, changes in tariff or freight rates or currency fluctuations in China could result in increased costs, delays in shipment and could have an adverse impact on Quantum DSS's operating results. In addition, if tape head shortages occur or Quantum DSS experiences problems with Read-Rite or LaFe, product shipments could be delayed and costs could be increased.

QUANTUM DSS'S QUARTERLY OPERATING RESULTS COULD FLUCTUATE SIGNIFICANTLY DUE TO FACTORS INCLUDING ADJUSTMENT OF SIGNIFICANT ORDERS, FAILURE TO COMPLETE SHIPMENTS AND INCREASED COMPETITION, ANY OF WHICH COULD HARM QUANTUM DSS'S RESULTS OF OPERATIONS.

     Quantum DSS's quarterly operating results have fluctuated significantly in the past and could fluctuate significantly in the future. As a result, you should not use Quantum DSS's past quarterly operating results to predict future performance. Quarterly operating results could be adversely affected by:

     - an inadequate supply of DLTtape media cartridges;

     - customers canceling, deferring or rescheduling significant orders as a result of excess inventory levels or other factors;

     - declines in network server demand;

     - failure to complete shipments in the last month of a quarter during which a substantial portion of Quantum DSS's products are typically shipped due to technical difficulties with products; or

     - increased competition.

     As an example of fluctuating quarterly results, in the third quarter of 1998 through the first quarter of 1999, the shift in the DSS business from limited manufacturing capacity to increased manufacturing capacity resulted in a significant reduction of sales because customers who had previously built up inventories under Quantum DSS's limited manufacturing capacity reduced their orders to more typical levels. While Quantum DSS does not expect a recurrence of fluctuations due to inventory adjustments of its customers, fluctuations such as this in the future could harm Quantum DSS's results of operations.

QUANTUM DSS DERIVED APPROXIMATELY 35% OF ITS REVENUE FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 FROM ONLY THREE CUSTOMERS: COMPAQ COMPUTER CORPORATION, HEWLETT-PACKARD COMPANY AND STORAGE TECHNOLOGY CORPORATION. THESE CUSTOMERS HAVE NO MINIMUM OR LONG-TERM PURCHASE COMMITMENTS AND QUANTUM DSS'S OPERATING RESULTS WOULD BE HARMED IF IT LOST ANY OF THESE CUSTOMERS.

     Quantum DSS's sales are concentrated with a few customers. For the nine months ended December 31, 2000, Compaq Computer Corporation accounted for 18% of Quantum DSS revenue, Hewlett-Packard Company accounted for 12% of Quantum DSS revenue and Storage Technology

Corporation accounted for 6% of Quantum DSS revenue. Customers are not obligated to purchase any minimum product volume and Quantum DSS's relationships with its customers are terminable at will. The loss of, or a significant change in demand from, one or more key customers could materially adversely impact Quantum DSS' operating results.

QUANTUM DSS MAY MISCALCULATE THE LEVEL OF INVENTORY IT NEEDS FOR ITS CUSTOMERS WHICH COULD RESULT IN INVENTORY EXCESSES OR SHORTAGES, EITHER OF WHICH WOULD RESULT IN INCREASED OPERATING EXPENSES AND WOULD HARM QUANTUM DSS' OPERATING RESULTS.

     Unpredictable end-user demand, combined with the computer equipment manufacturer trend toward carrying minimal inventory levels, increases the risk that Quantum DSS will manufacture and custom configure too much or too little inventory for particular customers. Significant excess inventory could result in inventory write-downs and losses, while inventory shortages could adversely impact Quantum DSS' relationship with its customers, either of which could adversely impact Quantum DSS' operating results.

QUANTUM DSS DOES NOT CONTROL LICENSEE PRICING OR LICENSEE SALES OF DLTTAPE MEDIA CARTRIDGES AND AS A RESULT QUANTUM DSS' ROYALTY REVENUE MAY DECLINE.

     Quantum DSS receives a royalty fee based on sales of DLTtape media cartridges by Fuji and Maxell. Under Quantum DSS' license agreements with Fuji and Maxell, each of the licensees determines the pricing and number of units of DLTtape media cartridges sold by it. In addition, other companies may begin to sell DLTtape media cartridges under license agreements. As a result, Quantum DSS' royalty revenue will vary depending upon the level of sales and prices set by Fuji, Maxell and potentially other licensees. In addition, lower licensee pricing could require Quantum DSS to lower its prices on direct sales of DLTtape media cartridges, which would adversely impact Quantum DSS' margins for this product.

THIRD PARTY INFRINGEMENT CLAIMS COULD RESULT IN SUBSTANTIAL LIABILITY AND SIGNIFICANT COSTS.

     From time to time, third parties allege Quantum DSS' infringement of and need for a license under their patented or other proprietary technology. Adverse resolution of any third party infringement claim could subject Quantum DSS to substantial liabilities and require it to refrain from manufacturing and selling certain products. In addition, the costs incurred in intellectual property litigation can be substantial, regardless of the outcome.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information in this joint proxy statement/prospectus and in the documents that are incorporated in this joint proxy statement/prospectus by reference, including the risk factors in this section, contains forward-looking statements that involve risks and uncertainties. These statements relate to, among other things, consummation of the merger, future financial and operating results of the combined company and benefits of the pending merger. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms and other comparable terminology. These statements are only predictions. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risk factors described above, elsewhere in this joint proxy statement/prospectus and in the respective companies' periodic filings with the Securities and Exchange Commission incorporated in this joint proxy statement/prospectus by reference. Neither Maxtor nor Quantum is under any obligation (and each expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. Before making a decision regarding the merger, you should take into account that the occurrence of the events described in these risk factors could harm Maxtor's or Quantum DSS' business, operating results, and financial condition.

                           THE MAXTOR SPECIAL MEETING

DATE, TIME, AND PLACE OF MEETING

     The accompanying proxy is solicited by the board of directors of Maxtor for use at the special meeting of stockholders to be held on Friday, March 30, 2001, at 10:00 a.m., local time, or at any adjournment thereof. The meeting will be held at the Crowne Plaza Hotel, San Jose/Silicon Valley, located at 777 Bellew Drive, Milpitas, California 95035. Maxtor's principal executive offices are located at 510 Cottonwood Drive, Milpitas, California 95035. Maxtor's telephone number is (408) 432-1700.

     These proxy solicitation materials were mailed on or about March 2, 2001 to all stockholders entitled to vote at the meeting.

VOTING RIGHTS

     On February 2, 2001, Maxtor had outstanding 116,210,377 shares of common stock, all of which are entitled to vote as a single class with respect to the proposals presented in this joint proxy statement/ prospectus. Each stockholder of record at the close of business on February 2, 2001, is entitled to one vote for each share held. Maxtor's bylaws provide that a majority of all shares entitled to vote, whether present in person or by proxy, will constitute a quorum for the transaction of business at the meeting.

PURPOSE OF THE MAXTOR SPECIAL MEETING

     The purpose of the Maxtor special meeting is to vote upon a proposal to adopt the Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of October 3, 2000, between Maxtor and Quantum, and to approve the merger contemplated thereunder. The adoption of the merger agreement will also constitute approval of the other transactions contemplated thereunder.

     In addition, as two separate proposals, Maxtor is requesting that its stockholders approve an amendment to its stock option plan to increase the number of shares reserved for issuance from 22,975,685 to 39,975,685 shares and an amendment to its employee stock purchase plan to increase the shares reserved for issuance from 4,500,000 to 8,000,000 shares. The approval by Maxtor stockholders of these two additional proposals is not required in order for the merger proposal described above to be approved. If approved, these proposals will take effect only if the merger is completed.

RECORD DATE AND OUTSTANDING SHARES

     The close of business on February 2, 2001 has been fixed by the Maxtor board of directors as the record date for determination of the stockholders of Maxtor entitled to notice of, and to vote at, the Maxtor special meeting or any postponement or adjournment of the Maxtor special meeting. Holders of record of Maxtor common stock at the close of business on the record date are entitled to notice of, and to vote at, the Maxtor special meeting. As of the record date, there were approximately 194 stockholders of record holding an aggregate of approximately 116,210,377 shares of Maxtor common stock. See "Stock Ownership of Management and Certain Beneficial Owners -- Maxtor Stock Ownership," beginning on page 165.

SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

     As of the record date, the directors and executive officers of Maxtor collectively owned approximately 3.1% of the outstanding shares, and Hyundai Electronics America owned approximately 35.1% of the outstanding shares.

VOTE REQUIRED

     Approval of Proposal No. 1 for adoption of the merger agreement and approval of the merger requires the affirmative vote of holders of at least a majority of the outstanding shares of Maxtor common stock entitled to vote at the special meeting of stockholders. Approval of Proposal Nos. 2 and 3 seeking approval of the amendment of Maxtor's stock option plan and stock purchase plan, respectively, each require the affirmative vote of the holders of a majority of the outstanding shares present or represented by proxy and entitled to vote at the special meeting, at which a quorum is present and voting. Each stockholder of record of Maxtor common stock on the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Maxtor at the Maxtor special meeting. Pursuant to voting agreements, Hyundai and each officer and director have agreed to vote all of his, her, or its shares in favor of Maxtor's merger proposal.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding voting shares of Maxtor common stock will constitute a quorum for the transaction of business at the special meeting and any continuation or adjournment thereof. Broker non-votes (i.e. shares held by brokers or nominees which are represented at the meeting, but with respect to which such broker or nominee is not empowered to vote on a particular purpose) and abstentions will be counted in determining whether a quorum is present at the special meeting. Broker non-votes will not be counted in determining the number of votes necessary for approval of Proposal Nos. 2 and 3 and thus will have no effect on those proposals. However, abstentions and broker non-votes will have the same effect as a negative vote on Proposal No. 1 to adopt the merger agreement and approve the merger, and abstentions will have the same effect as a negative vote on Proposal Nos. 2 and 3.

SOLICITATION OF PROXIES; EXPENSES

     Maxtor will bear the cost of the solicitation of proxies from its stockholders and all related costs. Maxtor has retained the services of MacKenzie Partners, Inc. to aid in the solicitation of proxies. Maxtor estimates that it will pay MacKenzie Partners a fee not to exceed $8,000 for its services and will reimburse MacKenzie Partners for reasonable out-of-pocket expenses. In addition, Maxtor may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Certain directors, officers, or other employees of Maxtor may supplement the original solicitation of proxies by mail with telephone, facsimile, or personal solicitation, without payment of additional compensation.

VOTING OF PROXIES; REVOCATION OF PROXIES

     The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Maxtor board of directors for use at the meeting. Maxtor stockholders are requested to complete, date, and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Maxtor or its solicitor. All properly signed proxies that Maxtor receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, will be voted FOR adoption of the merger agreement and the approval of the merger and FOR approval of the amendments of the stock option plan and stock purchase plan to increase the number of shares reserved for grant thereunder.

     You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

     - delivering a written notice to the secretary of Maxtor by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked;

     - signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting; or

     - attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

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

     Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank, or other nominee confirming your beneficial ownership of the shares.

     Maxtor's board of directors does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

NO APPRAISAL RIGHTS

     Delaware law does not afford appraisal rights to holders of shares that are either listed on a national securities exchange, quoted on the New York Stock Exchange or Nasdaq, or held of record by more than 2,000 stockholders, provided that the holders of such shares will not be required to accept in the merger anything other than cash in lieu of fractional shares, or stock of the surviving corporation or another corporation, which corporation in either case must also be listed on a national securities exchange, quoted on the New York Stock Exchange or Nasdaq or held of record by more than 2,000 stockholders.

     Because Maxtor common stock is listed on Nasdaq and Maxtor stockholders will retain their shares in the merger and not receive any consideration, appraisal rights are unavailable to Maxtor stockholders in connection with the merger proposal.

     Delaware law grants no special rights to Maxtor stockholders to object to the merger by reason of appraisal rights not being available.

RECOMMENDATION OF THE MAXTOR BOARD

     The Maxtor board of directors has unanimously determined that the merger agreement and the merger are fair to, advisable for, and in the best interests of Maxtor and the Maxtor stockholders. Accordingly, the Maxtor board of directors recommends that Maxtor stockholders vote FOR the proposal to adopt the merger agreement and approve the merger. Approval of the proposal to adopt the merger agreement will constitute approval of all transactions contemplated by the merger agreement, including, without limitation, the issuance of shares in the merger and the amendment and restatement of Maxtor's restated certificate of incorporation to eliminate until the annual meeting in 2004, the requirement that classes of Maxtor's board of directors be as nearly equal in number as possible, and to increase the authorized common stock to 525,000,000 shares. In addition, the Maxtor board of directors also recommends that Maxtor stockholders vote FOR the proposal to increase the number of shares reserved for issuance under Maxtor's stock option plan by 17,000,000 shares and FOR the proposal to increase the number of shares reserved for issuance under Maxtor's stock purchase plan by 3,500,000 shares.

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                          THE QUANTUM SPECIAL MEETING

DATE, TIME, AND PLACE OF MEETING

     The enclosed proxy is solicited on behalf of Quantum for use at the special meeting of stockholders to be held Friday, March 30, 2001, at 10:00 a.m., local time, or at any adjournment thereof, for the purposes set forth in this joint proxy statement/prospectus and in the accompanying Notice of Special Meeting of Stockholders. The Special Meeting will be held at Quantum's headquarters located at 500 McCarthy Boulevard, Milpitas, California 95035. Quantum's telephone number is (408) 894-4000.

     These proxy solicitation materials were mailed on or about March 2, 2001 to all stockholders entitled to vote at the meeting.

RECORD DATE; OUTSTANDING SHARES

     Stockholders of record at the close of business on February 2, 2001, the record date, are entitled to notice of and to vote at the special meeting. At the record date, 151,400,636 shares of Quantum DSS common stock, and 79,266,107 shares of Quantum HDD common stock, were issued and outstanding. The closing price of the Quantum DSS common stock on the record date, as reported by the New York Stock Exchange, was $13.50 per share. The closing price of the Quantum HDD common stock on the record date, as reported by the New York Stock Exchange, was $11.45 per share.

REDEMPTION

     Quantum's restated certificate of incorporation requires that Quantum give notice setting forth specified information about the redemption to the holders of Quantum HDD common stock not earlier than the 45th trading day and not later than the 35th trading day prior to the date of the redemption. For instance, if the redemption date were set for March 30, 2001, notice of the proposed redemption would be mailed to Quantum HDD stockholders no earlier than January 24, 2001 and no later than February 7, 2001. As set forth in Quantum's Proposal No. 2, Quantum is requesting that you vote to amend this notice requirement in Quantum's restated certificate of incorporation. As further set forth in Quantum's Proposal No. 2, the redemption will occur immediately before consummation of the merger and accordingly, the proposed amendment will not be effected unless the merger is to be consummated immediately afterwards. For further information on the revision to provide that the notice requirement with respect to the redemption of Quantum's HDD shares in connection with the merger will be satisfied by delivery of this joint proxy statement/prospectus to the holders of HDD common stock, please see Quantum's Proposal No. 2 beginning on page 160 of this proxy statement/prospectus.

REVOCABILITY OF PROXIES

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to Quantum or its transfer agent a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting and voting in person.

VOTING AND SOLICITATION

     Each share of Quantum DSS common stock has one vote. Each share of Quantum HDD common stock will have 0.722 votes per share (this number has been calculated in accordance with Quantum's restated certificate of incorporation, which provides that each share of Quantum HDD common stock has a number of votes (including a fraction of one vote) equal to the quotient of the average trading price of Quantum HDD common stock during the 20 trading days prior to the tenth trading day before the record date for the applicable stockholders' meeting, divided by the average trading price of one share of Quantum DSS common stock during the same 20-day trading period). Accordingly, a total of 208,630,766 votes may be cast at the special meeting.

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     The cost of soliciting proxies will be borne by Quantum. Quantum has retained the services of Morrow & Company to aid in its solicitation of proxies. Quantum estimates that it will pay Morrow & Company a fee not to exceed $17,500 for its services and will reimburse Morrow & Company for reasonable out-of-pocket expenses. In addition, Quantum may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of Quantum's directors, officers and regular employees, without additional compensation, personally or by telephone, telegram, telefax, email or otherwise.

VOTE REQUIRED

     Approval of Proposal No. 1 seeking to adopt the merger agreement and approve the merger, and approval of Proposals No. 2 and No. 3 seeking authorization to amend Quantum's restated certificate of incorporation, all require the affirmative vote of holders of a majority of the outstanding shares of Quantum common stock entitled to vote at the Quantum meeting, and the affirmative vote of holders of a majority of the shares of Quantum HDD common stock, voting as a separate class, entitled to vote at the meeting. In addition, pursuant to the merger agreement, Proposal No. 1 requires the affirmative vote of holders of a majority of the votes present or represented by proxy and entitled to vote Quantum DSS common stock at the special meeting, voting as a separate class.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The required quorum for the transaction of business at the special meeting is a majority of the votes eligible to be cast by holders of shares of common stock issued and outstanding on the record date. Shares that are voted FOR, AGAINST or ABSTAIN on a matter are treated as being present at the meeting for purposes of establishing a quorum and are also treated as shares entitled to vote, the votes cast, at the special meeting with respect to such matter.

     Both abstentions and broker non-votes will generally have the same effect as a negative vote on the Quantum proposals.

NO APPRAISAL RIGHTS

     Because Quantum is not a "constituent corporation" in the proposed merger, which involves the merger of its new subsidiary into Maxtor, and because the stockholder approval requirement applicable to the new subsidiary, as a constituent corporation, has been satisfied by Quantum as the current sole stockholder of the subsidiary, under Delaware law appraisal rights are unavailable to Quantum stockholders in connection with the merger proposal.

     Delaware law grants no special rights to Quantum stockholders to object to the merger by reason of appraisal rights not being available.

RECOMMENDATION OF THE QUANTUM BOARD

     The Quantum board of directors has unanimously determined that the merger, the split-off, and all other transactions contemplated by the merger agreement are fair to, advisable for, and in the best interests of Quantum and all of Quantum's stockholders. Accordingly, the Quantum board of directors recommends that Quantum's stockholders vote FOR the proposal to adopt the merger agreement and approve the merger, and FOR Proposal No.'s 2 and 3 to amend Quantum's restated certificate of incorporation.

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                               MAXTOR AND QUANTUM

                                 PROPOSAL NO. 1

                        ADOPTION OF THE MERGER AGREEMENT
               AND APPROVAL OF THE MERGER CONTEMPLATED THEREUNDER

                                   THE MERGER

     This section of the joint proxy statement/prospectus describes the proposed merger. While Maxtor and Quantum believe that the description in this section covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents Maxtor and Quantum have referred to in this joint proxy statement/prospectus for a more complete understanding of the merger.

BACKGROUND OF THE MERGER

     Throughout the development of Quantum, its senior management has consistently endeavored to increase stockholder value. To that end, for a number of years it has held regular corporate and business development discussions with numerous leading and established hard disk drive companies offering DLTtape products and network attached storage, or NAS, solution providers. Such discussions centered around various business opportunities including joint product development, independent vendor relationships, technology license agreements, distribution agreements, business combinations, strategic investments and sales and marketing partnerships with various companies including Maxtor. During the first quarter of 2000, Quantum began a more in-depth evaluation of various business structures designed to ensure the focused success of each business segment in the market that it serves. Such evaluation led Quantum to begin working with external advisors to develop alternatives to accomplish its goals in the most tax-efficient manner available. This work with Quantum's external advisors prompted Quantum's decision to spin off its Snap Appliances subsidiary and to further inquire into alternatives for its HDD business.

     On May 3, 2000, Michael A. Brown, Quantum's chief executive officer, contacted Michael R. Cannon, Maxtor's president and chief executive officer, to discuss in general terms a possible combination of Maxtor and Quantum HDD. The two executives knew each other as a result of meetings they had held in the past (one in March 1998 and another in August 1999) to discuss business matters of common interest not involving possible transactions between the two companies. After this initial meeting, Quantum's external advisors began their analysis of possible structures that would allow Quantum's HDD business to merge with Maxtor.

     On May 19, 2000, at Mr. Brown's invitation, the two chief executives met to discuss further the potential benefits of a possible combination of Maxtor and Quantum HDD. Mr. Brown reviewed with Mr. Cannon a proposed structure for the transaction pursuant to which Quantum would split off the Quantum HDD business into a new Quantum subsidiary, Quantum would redeem all of the outstanding shares of Quantum HDD common stock in exchange for shares of the subsidiary and the new subsidiary would merge with Maxtor. Mr. Brown explained that Quantum preferred this split-off/merger structure because it would enable Quantum to separate Quantum HDD from Quantum DSS, keep Quantum DSS, and combine Quantum HDD with Maxtor in a tax-efficient manner.

     Following this meeting, the senior managements of the two companies separately analyzed the possible combination of Maxtor and Quantum HDD. During this time, Quantum consulted with Lehman Brothers, who had been providing financial advisory services to Quantum regarding strategic alternatives. On June 22, July 13, and July 24, 2000, Messrs. Brown and Cannon met and further discussed the possible business combination.

     As a result of these discussions, Maxtor's senior management concluded that the possible combination had the potential for enhancing Maxtor's stockholder value. At a meeting of Maxtor's board of directors on July 31, 2000, Mr. Cannon reported on these discussions and received authority from the board of
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directors of Maxtor to engage financial advisors to assist Maxtor's senior management in an in-depth evaluation of the possible combination. After this meeting, Maxtor retained Salomon Smith Barney to assist in this evaluation and that firm began studying the matter and conferring with Maxtor's senior management.

     On August 8, 2000, a further meeting took place between Messrs. Brown and Cannon, also attended by Richard L. Clemmer, Quantum's chief financial officer and John Gannon, representing the Quantum HDD division, Paul J. Tufano, Maxtor's chief financial officer, and Phil Duncan, Maxtor's vice president for human resources, at which the parties discussed a proposed combination.

     On August 17, 2000, another meeting was held to discuss a possible combination. In addition to Messrs. Brown, Clemmer, Cannon and Tufano, this meeting was attended by representatives of Salomon Smith Barney and Lehman Brothers. At this meeting, the companies signed a mutual non-disclosure agreement to facilitate the exchange of confidential information as part of a mutual due diligence process. The discussions continued in further meetings and telephone conversations over the next two weeks. Both senior management teams were, by this time, conferring on a regular basis with their companies' respective financial and legal advisors, and discussions were continuing between the parties regarding a mutually acceptable schedule for business, financial, tax, accounting and legal due diligence.

     On August 24, 2000, a meeting took place among the financial, legal, tax and accounting advisors of the two companies to discuss the implications of the proposed structure, as well as the material terms and likely timing of a possible combination of Maxtor and Quantum HDD. On the same day, separate discussions took place between the two companies' financial and legal advisors concerning the principal terms on which the possible combination might be based.

     Also on August 24, 2000, Quantum's board of directors met to review with senior management and Lehman Brothers the rationale and status for the potential transaction. At that meeting, Quantum's outside legal counsel discussed the board's fiduciary duties with respect to the potential transaction as well as possible material terms and the impact of Quantum's "tracking stock" capital structure. As part of this discussion, the board discussed with its financial and outside legal advisers the impact this transaction would have on both Quantum DSS and Quantum HDD stockholders.

     On August 25, 2000, Maxtor's board of directors met to review the rationale and status of the possible transaction. At that meeting, Maxtor's counsel discussed the board's fiduciary duties with respect to the potential transaction; Mr. Cannon reviewed the benefits it could produce for Maxtor; and Maxtor's chief financial officer discussed the tax considerations affecting the choice of an appropriate structure and the consequences of that structure for the combined company. After discussion, the Maxtor board authorized senior management to continue discussions with Quantum.

     On August 28, 2000, a meeting took place to initiate in-depth mutual due diligence between the companies. This meeting was attended by Messrs. Brown, Clemmer, Cannon and Tufano, other members of the two companies' management and due diligence teams, and representatives of their respective financial and legal advisors. Thereafter, continuing through October 3, 2000, the parties conducted mutual business, financial, tax, accounting and legal due diligence and engaged in negotiations regarding the structure and material terms of the possible combination of Maxtor and Quantum HDD, as well as the detailed provisions of a definitive merger agreement and related documents. During the same period, representatives of Maxtor and Quantum separately held negotiations with representatives of Hyundai Electronics America concerning the terms on which it would be willing to commit to voting its approximately 35% holding of Maxtor common stock in favor of the potential transaction, as well as proposed modifications to its existing stockholder agreement with Maxtor if the transaction was completed.

     On August 31, 2000, Messrs. Brown, Gannon and Cannon met with MKE representatives to advise MKE of the possible transaction and had preliminary discussions regarding the relationships among the companies in the event the transaction was completed.

     On September 1, 2000, a meeting took place to review the status of the due diligence and negotiation process. This meeting was attended by Messrs. Brown, Clemmer, Cannon and Tufano, other members of
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the two companies' management teams, and representatives of their respective financial and legal advisors. At this meeting, the management teams agreed that conditioning the possible transaction on a favorable ruling from the Internal Revenue Service regarding the tax-free nature of the proposed transaction to Quantum would subject the proposed transaction to substantial delay and uncertainty, which the companies' boards of directors were unlikely to be willing to accept. Accordingly, they also agreed to pursue immediately the potential alternative of obtaining a tax opinion from Ernst & Young, Quantum's tax advisor, and a substantial insurance policy to cover the risk that, despite the opinion, federal and state tax might ultimately be determined to be payable by Quantum as a result of the split-off/merger structure being discussed.

     Thereafter, during the period leading up to the signing of the merger agreement on October 3, 2000, Ernst & Young developed a draft of its tax opinion and Maxtor's insurance broker worked to put together an insurance syndicate willing to issue a policy linked to the tax opinion. During the same period, discussions took place among Ernst & Young, the outside legal advisors to Maxtor and Quantum and the legal advisors to the members of the prospective insurance syndicate in order to reach consensus on a form of opinion that Ernst & Young would be willing to render and that the syndicate members would accept, as well as a form of policy, and a total amount of insurance, acceptable to Maxtor and Quantum. By the time the Maxtor and Quantum boards separately met on October 3 to consider the transaction, the forms of tax opinion and insurance policy had been finalized and binding commitments had been received for a total of $225 million of insurance as well as strong indications that additional commitments would be received for a further total of $75 million. (By October 6, a total of $282 million had been confirmed and the full $300 million was confirmed by the end of November. Thereafter, Maxtor requested its broker to investigate the availability of additional coverage and binding commitments for an additional total of $40 million were received by early January, 2001, bringing the overall coverage to $340 million.)

     On September 7, 2000, Maxtor's board of directors met to review the status of the negotiations. At that meeting, Maxtor's counsel again reviewed the board's fiduciary duties with respect to the potential transaction as well as certain restrictions that would affect Maxtor's activities if it merged with Quantum HDD on the basis of the split-off/merger structure proposed by Quantum; Mr. Cannon reviewed the strategic rationale for combining Maxtor and Quantum HDD and the potential risks of the transaction; representatives of Salomon Smith Barney reviewed various financial, structural and pricing considerations. The board discussed the benefits and risks of such a transaction, including the alternative structures for accomplishing the combination of the two businesses, the material business terms on which the split-off/ merger structure might be the preferred alternative and the tax issues that would need to be resolved if such alternative was presented. After discussing these matters, the board authorized senior management to continue to negotiate on the basis of the structure proposed by Quantum.

     On September 8, 2000, Quantum's board of directors met to review the status of the negotiations. Quantum's outside legal and financial advisors reviewed the transaction terms being discussed, the status of the due diligence process and additional open issues. In addition, Quantum's counsel again reviewed the board's fiduciary duties with respect to the transaction, including the impact of Quantum's "tracking stock" capital structure. In the board's deliberations, consideration was given to the effect of the transaction on the DSS business and stockholders, including the dilutive effect of the proposed treatment of employee stock options and restricted stock to Quantum DSS. Recognizing the distinct business nature of HDD and DSS, which gave rise to the tracking stock structure initially, the board considered the impact of further separating the businesses. In this regard, the directors considered, with their advisers, the impact that a further separation would have on both the HDD and the DSS businesses and their respective stockholders. The board considered that further separation by itself should have no significant impact on DSS because the two business units were already separated with regard to financial statement presentation and, as a result of the tracking stock structure, from a market perspective. The board further discussed with its advisers the potential benefits to DSS stockholders from the proposed transaction, including the benefits resulting from eliminating the HDD business from the same corporate structure as the DSS business, and the resulting elimination of the negative balance sheet risk created by the historical

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financial performance and cash flows of the HDD business. The board further recognized that upon the following completion of this transaction the DSS unit would be Quantum's remaining business unit.

     On September 15, 2000, Maxtor's board of directors again met to review the status of the negotiations. Mr. Tufano reviewed the proposed principal terms of the transaction, the status of discussions to obtain tax insurance and a tax opinion, the status of due diligence, and the contemplated timing of a definitive merger agreement. Mr. Cannon discussed the potential risks and benefits of the transaction.

     On September 21, 2000 and September 26, 2000, Maxtor's board of directors again met to review the status of the negotiations regarding the proposed transaction. At these meetings, Messrs. Cannon and Tufano reviewed the significant terms of the transaction, the status of efforts to obtain tax insurance, issues relating to the proposed tax structure for the transaction, the status of due diligence, integration issues and contemplated timing for the transaction. Mr. Tufano discussed issues related to the exclusive manufacturing agreement between Quantum and MKE. After discussing these matters, the board requested senior management to negotiate with MKE regarding the terms on which its relationship with Quantum HDD would continue following the proposed transaction and report back to the board concerning the results of those discussions.

     On September 29, 2000, Quantum's board of directors again met to review the status of the negotiations. The board further discussed the proposed transaction and the status of open issues, including potential positive and negative effects of the proposed structure of the transaction on the HDD and DSS businesses and their respective stockholders. It also received an update on the due diligence process. Representatives of Lehman Brothers reviewed certain financial aspects of the possible transaction. After discussing these matters, the board of directors concluded that Quantum should continue negotiating the terms of the proposed transaction with Maxtor.

     On September 30 and October 1, 2000, Messrs. Cannon, Tufano, Brown, and Gannon met in Japan with representatives of MKE. This meeting resulted in a memorandum of understanding that if Maxtor were combined with Quantum HDD, the combined company and MKE would work together to negotiate and re-assign the manufacturing and purchase agreements then in place with Quantum. MKE also indicated its willingness to publicly announce its support of the combination.

     By October 3, 2000, the due diligence process had been completed and the terms of the merger agreement, the separation documents and the voting agreements had been substantially finalized, subject to review by the boards of directors of Quantum and Maxtor. In addition, Ernst & Young had completed the work necessary to render a tax opinion regarding the split-off/merger structure and, as indicated above, binding commitments, or strong indications of willingness to commit, had been received for a total of $300 million of tax opinion insurance.

     On October 3, 2000, Quantum's board of directors met to consider the proposed transaction. At this meeting, Quantum's board of directors received presentations regarding, but not limited to, the following:

     - the structure of the transaction and the merger agreement and their impact on both the HDD and the DSS businesses and their respective stockholders;

     - the board's fiduciary duties in contemplating the proposed transaction -- specifically in light of Quantum's "tracking stock" structure;

     - the results of the due diligence investigations;

     - potential regulatory, tax, and accounting issues and their impact on both the HDD and the DSS businesses and their respective stockholders;

     - the financial analysis relating to the proposed transaction reviewed by Lehman Brothers and Lehman Brothers' oral opinion, subsequently confirmed by delivery of a written opinion dated October 3, 2000, that as of such date, and based on and subject to the assumptions, considerations, and limitations stated in its written opinion, the exchange ratio to be offered to the holders of Quantum HDD common stock in the split-off and the merger was fair, from a financial point of view, to Quantum HDD stockholders;

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     - the terms of the merger agreement and the principal terms and conditions of the ancillary agreements to the merger, the separation documents, and the voting agreements; and

     - the impact of the transaction on both HDD and DSS outstanding stock options and restricted stock.

     Quantum's board of directors then discussed the transaction generally, including the status of the negotiations with respect to the proposed transaction, the impact of the transaction on both the Quantum HDD and Quantum DSS common stock and potential benefits and risks associated with a combination of the two hard disk drive businesses. The board then unanimously approved the merger agreement and unanimously resolved to recommend adoption of the merger agreement and approval of the merger to Quantum's stockholders.

     Later that same day, Maxtor's board of directors met to consider the merger. At the meeting, Maxtor's board received the following presentations:

     - Mr. Cannon provided a general update and advised the board that Quantum's board of directors had earlier that day considered this merger agreement;

     - Maxtor's counsel reviewed the board's fiduciary duties in considering the merger;

     - Mr. Cannon briefed the board on the results of management's recent discussions with MKE;

     - Salomon Smith Barney reviewed its financial analysis of the merger and delivered its oral opinion, subsequently confirmed by delivery of a written opinion dated October 3, 2000, that as of such date, and based on and subject to the assumptions, qualifications and limitations stated in its written opinion, the exchange ratio was fair to Maxtor from a financial point of view;

     - Maxtor's counsel reviewed the terms of the merger agreement and the separation documents;

     - Maxtor's counsel advised the board regarding the tax opinion insurance policy that had been obtained to date and also reviewed with the board Ernst & Young's opinion to Quantum and a letter permitting Maxtor to rely on the opinion;

     - Maxtor's counsel reviewed the terms of the voting agreement that Quantum required Hyundai and Maxtor's directors and executive officers to sign as a condition to Quantum entering into the merger agreement, and the relationship between those agreements and certain provisions of the merger agreement, as well as a proposed amendment to Hyundai Electronics America's stockholder agreement with Maxtor; and

     - Maxtor's counsel reviewed the resolutions that the board would need to adopt if it decided to approve the merger agreement, including amendments to the restated certificate of incorporation to remove the requirement that the classes of Maxtor's board be as nearly equal in number as reasonably possible and to increase the number of authorized shares of common stock.

     Maxtor's board of directors then discussed the proposed transaction generally, including the strategic rationale and potential risks of the transaction. During this discussion, Dr. C.S. Park, Maxtor's chairman and the chairman and chief executive officer of Hyundai Electronics Industries Co., Ltd., the parent company of Hyundai Electronics America, advised the other directors that Hyundai Electronics America was willing to sign the voting agreement requested by Quantum, as well as the amendment to its stockholder agreement with Maxtor. The board of directors of Maxtor (with Y.H. Kim absent) then unanimously approved the merger agreement and unanimously resolved to recommend adoption of the merger agreement and approval of the merger, including the share issuance required by the merger and the amendments to the certificate of incorporation to Maxtor's stockholders, as well as the share reserve increases to the Maxtor stock option and stock purchase plans.

     Immediately following the meeting of Maxtor's board of directors, the board's affiliated transactions committee, consisting of directors who are not employed by Maxtor or Hyundai Electronics America,

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unanimously approved the amendment to Hyundai Electronics America's stockholder agreement with Maxtor and the voting agreement between Hyundai Electronics America and Quantum.

     Following these meetings, Quantum and Maxtor finalized and entered into the merger agreement. At the same time, the directors and executive officers of the two companies entered into the voting agreements provided for in the merger agreement and Hyundai Electronics America entered into its voting agreement with Quantum and the amendment of its stockholder agreement with Maxtor. Quantum and Maxtor issued a joint press release announcing the signing of the merger agreement before the opening of the United States stock markets on October 4, 2000.

     In early December 2000, the parties, with the approvals of their respective boards of directors, amended and restated the merger agreement to provide for a merger of Quantum's new subsidiary directly into Maxtor rather than a merger of a specially created merger subsidiary of Maxtor into the new subsidiary. Under Delaware law, this change reduced from two-thirds to a majority the percentage of outstanding Maxtor shares required to approve the merger proposal (including the component of the proposal which will amend Maxtor's certificate of incorporation). This change was designed to facilitate completion of the transaction by maximizing the prospects of obtaining Maxtor stockholder approval for the merger proposal. All references to the merger agreement in this joint proxy statement/prospectus are references to the amended and restated merger agreement. In connection with this amendment and restatement, the parties who had previously entered into voting agreements confirmed in writing that their agreements applied to the amended and restated merger agreement, and Ernst & Young confirmed in writing that its tax opinion applied to the revised structure of the merger.

REASONS FOR THE MERGER

GENERAL

     The boards of directors of Quantum and Maxtor, at separate meetings held on October 3, 2000, each unanimously approved the merger agreement, unanimously found the merger (and, in the case of Quantum's board, the separation and redemption) to be fair to, advisable, and in the best interests of, the applicable company and its stockholders, and unanimously resolved to recommend that the stockholders of the applicable company adopt and approve the merger agreement and the merger.

     In reaching its separate decision, each board consulted with its senior management, and financial and legal advisors, and considered a number of factors. In view of the complexity and wide variety of information and factors, both positive and negative, considered by each board, neither board found it practical to qualify, rank or otherwise assign any relative or specific weights to the factors it considered. In addition, neither board reached any specific conclusion with respect to each of the factors it considered, or any aspect of any particular factor. Instead, each board conducted an overall analysis of the factors it considered. In considering those factors, individual members of each board may have given weight to different factors. Each board considered all of those factors as a whole and believed that those factors supported its decision.

     The factors considered by each board were not identical to the factors considered by the other board. However, both boards identified certain material benefits, common to both companies and their respective stockholders, that both boards expect will result from the merger, as well as certain risks affecting both companies in connection with the merger and certain other considerations common to both companies. These benefits, risks and other considerations are described immediately below. Following the discussion of those matters, the separate factors, both positive and negative, that each board separately considered are described. This section, read as a whole, includes the material factors considered by each board in approving the merger.

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JOINT REASONS FOR THE MERGER

     Both boards recognize that the hard disk drive industry, despite (and, in part, because of) consolidations in the past few years, remains highly competitive. They also recognize that demand for products is highly volatile, that average selling prices are expected to continue to decline with resulting intense pressure on profit margins, and that leadership in time-to-market introduction and time-to-volume production are critical factors for success.

     Both boards believe that the combination of Maxtor and Quantum HDD will create a stronger, more competitive industry participant, with enhanced prospects for continued viability, by:

     - creating significant opportunities for cost reduction through the integration of the operations of the two hard disk drive businesses and the elimination of redundant overhead expenses and duplicate sales, marketing and administrative functions;

     - expanding the combined company's product line to provide a broad portfolio of products, including products for desktop personal computers, Intel-based servers, sub-3.5-inch hard disk drives, and consumer electronics applications, and network attached storage devices;

     - allowing the combined company to leverage the complementary products, channels, partners, technology, logistics, critical skills, and manufacturing approaches of each company;

     - providing the combined company with a materially stronger balance sheet than either Maxtor or Quantum HDD has standing alone; and

     - providing the combined company with additional resources through cost savings to explore emerging and higher profit storage opportunities, such as Intel-based server hard disk drives, network attached storage appliances, sub-3.5-inch hard disk drives, and storage services.

     Both boards also recognize the risks inherent in the transaction, including:

     - the challenges of integrating the two hard disk drive businesses, despite the complementary nature of their products and the physical proximity of their headquarters offices, including the challenges posed by the difference in the manufacturing approach of Maxtor, which utilizes its own cell-based, high volume, flexible manufacturing process, and the manufacturing approach of Quantum, which has a long-term exclusive manufacturing relationship with MKE, and the difficulties inherent in moving to a common product platform;

     - the risk that the combined company may not be able to realize, fully or at all, the potential benefits of the combination;

     - the highly competitive nature of the hard disk drive industry, the tight industry margins and the significant capital requirements of the combined business and the expected continued volatility in demand and decline in average selling prices for hard disk drive products, all of which heightened the potential risks of a failure to achieve successful integration of the two businesses or the expected cost reductions;

     - the possibility that even if the merger is approved by the stockholders of both companies, it may not be completed;

     - the possibility that potential disruption to existing and prospective relationships could result from the announcement or completion of the merger;

     - the risk of market confusion and potential delay or loss of orders;

     - the risk of potential management and employee disruption, including the departure of key management, technical and sales personnel of Maxtor or Quantum HDD after the merger;

     - the significant adverse impact to the net income of the combined companies that will arise due to the non-cash charges for the amortization of goodwill and other intangibles resulting from the impact of purchase accounting on the merger;
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     - the substantial charges to be incurred in connection with the merger, including transaction expenses, the costs of integrating the two businesses, and employee retention and severance costs; and

     - the other risks described under "Risks Related to the Merger" beginning on page 31.

     Both boards determined that the potential benefits of the merger outweighed the potential risks.

     In the course of their separate deliberations, each board also considered historical information concerning the businesses, operations, financial condition, results of operations, technology, management, competitive positions, and prospects of Maxtor and Quantum HDD as stand-alone businesses, including result of operations during their most recent fiscal periods.

JOINT REASONS FOR THE STRUCTURE OF THE MERGER

      Each board focused on the fact that the transaction had been structured to satisfy Section 355 of the Internal Revenue Code in order to enable Quantum to separate Quantum HDD from Quantum DSS and combine Quantum HDD with Maxtor without incurring corporate-level tax on the sale of Quantum HDD. Both boards understood that this was the only structure available to achieve these goals, given that:

     - the purpose of the transaction was to combine the two companies' hard disk drive businesses in a stock-for-stock exchange that would not be taxable to the stockholders of either company;

     - if Quantum sold the assets of Quantum HDD to Maxtor, or contributed those assets to a new subsidiary and sold the stock of that subsidiary to Maxtor, that sale would result in substantial tax to Quantum, which would diminish the value of the transaction from Quantum's perspective; and

     - the companies are not interested in a combination of their entire companies but only in combining Maxtor with Quantum HDD.

     Each board also understood that Section 355(e) (which provides that some kinds of acquisitions and similar transactions prevent a split-off from being tax-free to the distributing corporation) is a relatively new provision of law, that little authoritative guidance exists regarding its interpretation and that accordingly, in the absence of a favorable Internal Revenue Service ruling there would be some uncertainly as to whether the merger would meet the requirements for tax-free treatment to Quantum under that Section. However, each board was informed that:

     - the process of seeking such a ruling would have taken several months; and

     - it was uncertain whether the Internal Revenue Service would rule on all of the relevant issues at all, or how it would rule, given the absence of final Section 355 regulations and the Internal Revenue Service's intention to withdraw the then-pending proposed regulations and replace them with new proposals which had not yet been completed.

     Each board was also informed, however, that Ernst & Young LLP, Quantum's tax advisor, was willing to render to both companies an opinion that the split-off of Quantum HDD should be tax-free to Quantum under Section 355 and that, based on this opinion, a syndicate of major insurance companies was willing to issue a tax opinion insurance policy against the risk that the merger was determined to be subject to federal income tax or state income or franchise tax.

     Each board decided that it was essential to seek to complete the transaction as soon as possible in order to:

     - limit the market and business risks inherent in subjecting the transaction to a potentially extensive delay; and

     - enable the combined company to have the opportunity to begin generating the anticipated benefits of the transaction as soon as possible.

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     Each board also concluded that once the transaction was publicly announced, both companies would need to be able to commit their resources to the implementation process with a high degree of assurance that it would be completed and that conditioning the transaction on a tax ruling which might not be obtained for reasons unrelated to the merits of the companies' position under
Section 355(e) would subject both companies to an unacceptable business and competitive risk.

     For these reasons, each board decided that the risks of substantial delay and uncertainty inherent in pursuing an Internal Revenue Service ruling were unacceptable and each board decided to approve the transaction on the basis of the Ernst & Young tax opinion and the tax opinion insurance policy, coupled with conditions that the tax opinion be reissued, and the policy continue to be in force, at the closing.

     While each board recognized that, if the transaction were ultimately determined to be taxable to Quantum, the total amount of tax could exceed the after-tax proceeds of the tax opinion insurance policy, each believed that the transaction should nevertheless be evaluated as a tax-free transaction under
Section 355 based on the Ernst & Young opinion and the policy. Each board believed it would be unnecessarily confusing to present the transaction to stockholders as two alternatives, one taxable and the other not, since neither board was willing to approve a transaction that had a significant risk of being taxable, and that the appropriate way to present it was as a transaction designed and expected to meet the criteria under Section 355 but with a degree of risk associated with that tax treatment. For that reason, neither board asked for a fairness opinion from its respective investment banking firm based on the assumption that the transaction was taxable to Quantum.

     In deciding to approve the transaction on the basis described above, each board was aware of the fact that the maximum amount of tax opinion insurance that was available in the domestic and international insurance markets was likely to be $300 million (in fact, Maxtor's insurance broker was ultimately able to put together a syndicate covering a total of $340 million) and each board determined that the potential benefits of the combination of Maxtor and Quantum HDD on the basis of the proposed structure outweighed the risks that, contrary to the opinion of Ernst & Young, the split-off component of the combination would ultimately be determined to be taxable and that the total tax bill would exceed the after-tax proceeds of the tax opinion insurance policy.

     Each board understood that, in approving the transaction on the basis of a fixed exchange ratio of 1.52 Maxtor shares for each Quantum HDD share, it was not approving a specific fixed dollar value for the Quantum HDD business and that the value of the Maxtor shares could increase or decrease (making the transaction more or less expensive for Maxtor and more or less valuable for Quantum HDD stockholders) depending on the market value of Maxtor common stock. However, in order for the transaction to meet the criteria of Section 355(e), it was essential that the total number of Maxtor shares issued to the former holders of Quantum HDD shares represented in total, immediately after the closing, a majority of the then-outstanding Maxtor shares. This requirement made it essential that the exchange ratio be fixed so that the companies could determine arithmetically the minimum number of shares that Maxtor would need to issue. Each board then obtained from its respective investment banking firm an opinion as to the fairness, from a financial point of view, of that fixed exchange ratio.

     Maxtor and Quantum are aware of another pending transaction, also structured to satisfy Section 355 of the Internal Revenue Code, in which the parties decided to condition the transaction on the receipt of a favorable private letter ruling from the Internal Revenue Service. That other transaction was first publicly announced in July 2000 and no public announcement or public filing has since been made by the parties to that other transaction to indicate that the outcome of the ruling request has been determined. Maxtor and Quantum are not familiar with the decision-making process that led the parties to that other transaction to decide to pursue a ruling, nor do Maxtor or Quantum know whether or not the parties to that other transaction considered the possible alternative of closing on the basis of a tax opinion or an insurance policy. However, for the reasons described above, the Maxtor and Quantum boards have decided not to seek a ruling and, instead, to proceed on the basis of the Ernst & Young opinion and the $340 million tax opinion insurance policy.

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     Under the Internal Revenue Code, private letter rulings from the Internal
Revenue Service may not be used or cited as precedent. Accordingly, Maxtor and Quantum believe that any private letter ruling issued in connection with another transaction, whether before or after the closing, will have no dispositive effect on the outcome if there is any dispute with a tax authority concerning the correctness of Ernst & Young's tax opinion regarding the Maxtor/Quantum HDD transaction and will not constitute a change of governing law for the purposes of the insurance policy issued on the basis of that opinion. However, if a private letter ruling was issued in another transaction, and its content became known, before the closing and it was viewed by Ernst & Young as adversely affecting Ernst & Young's analysis of the Maxtor/Quantum HDD transaction, Ernst & Young could possibly conclude that it was unable to reissue its original opinion. In that case, neither Maxtor nor Quantum would be obligated to close the transaction.

REASONS OF THE MAXTOR BOARD

     In the course of its deliberations, Maxtor's board of directors considered the following additional factors listed below:

     - The board noted that, as a result of the meeting recently held among representatives of MKE, Maxtor, and Quantum, Maxtor had obtained MKE's support for the merger and that MKE, pursuant to a memorandum of understanding, had agreed that prior to the merger they would work together to negotiate and re-assign the agreements governing manufacturing and supply currently in place with Quantum.

     - The board took into account that, as a result of the exchange ratio, the collective ownership of the current Maxtor stockholders would be reduced to less than 50% of Maxtor's outstanding shares and the former holders of Quantum HDD common stock would, immediately following the completion of the merger, collectively own at least a majority of Maxtor's outstanding shares. The board also took into consideration that this was necessary in order to satisfy one of the conditions to the split-off component of the combination not resulting in a corporate tax to Quantum under Section 355(e). However, the board of directors considered that this was acceptable because:

       - the merger would provide Maxtor's existing stockholders with a significant potential for increased share value;

       - a taxable transaction was not acceptable to Quantum unless Maxtor was prepared to indemnify Quantum for the resulting tax, and the Maxtor board was not willing to approve such an indemnity in a structure that was certain to result in a tax on Quantum, in light of the very significant tax liability which would be required to be paid by Maxtor and the resulting adverse impact on the combined company's cash position;

       - once the merger was completed, all Maxtor shares would be freely tradable (except for securities law restrictions on affiliates) and the shares would be widely held; and

       - the board received the written opinion of Salomon Smith Barney that, as of October 3, 2000, and based upon and subject to the assumptions, qualifications and limitations stated in that opinion, the exchange ratio was fair to Maxtor from a financial point of view (see "Opinion of Maxtor's Financial Advisor," beginning on page 71).

     - The board noted that Quantum had specified from the inception of its discussions with Maxtor that it was not interested in a transaction in which Maxtor acquired Quantum in its entirety. The board considered, as an alternative to the split-off/merger structure proposed by Quantum in order to satisfy Section 355 of the Internal Revenue Code, the possible acquisition of Maxtor by Quantum in an exchange of Maxtor common stock for Quantum HDD common stock. The board recognized that, in such a transaction, based on the larger market value of Maxtor common stock relative to Quantum HDD common stock, the exchange ratio was likely to result in the existing Maxtor stockholders collectively holding, immediately following the effective time of the merger, a larger percentage of the outstanding shares of the resulting combined disk drive company than they would own under the split-off/merger structure. However, the board concluded that the expected benefits
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       and synergies of the merger were more likely to be achieved if the combined business was under the management of Mr. Cannon and his team, reporting (through Mr. Cannon) to a board comprised predominantly of directors designated by Maxtor, as provided in the split-off/merger structure. In reaching this conclusion, the board took into account that:

        -- Quantum had demonstrated its desire to dispose of its hard disk drive business and concentrate on its data storage business whereas Maxtor was committed to continuing and growing the hard disk drive business; and

        -- Maxtor senior management would, in the board's view, be more capable of prioritizing and implementing the steps necessary to integrate and rationalize the combined disk drive businesses, streamline their operations and manage them profitably and flexibly with efficiencies of scale.

     - The board took into account that, under the split-off/merger structure and in light of Maxtor's indemnification obligations to Quantum, Maxtor would be at risk of triggering potentially significant tax for Quantum unless Maxtor abided by potentially significant restrictions on its use of equity as an acquisition, financing or compensation tool for two years following the closing of the merger and that, if Maxtor underwent a change in control during that period, Quantum would incur corporate-level tax as a result of the merger which would not be covered by the tax opinion insurance policy and would have to be paid by Maxtor. However, the board considered that these restrictions were acceptable because, having conferred with Maxtor's senior management and advisors, it determined that:

       - it would likely take at least two years for Maxtor to realize the full potential benefits of the merger;

       - accordingly, the unattractiveness of Maxtor as a merger or acquisition candidate (because of its indemnification obligation to Quantum) during that period should not be a significant counterweight to the long-term value of Maxtor common stock following the merger;

       - during that period, it could likely finance its operations with cash from operations and debt financing;

       - the restrictions on equity-based compensation during that period were sufficiently flexible as to permit Maxtor to continue to use options and restricted stock as employee incentives in the ordinary course and consistent with sound compensation practices;

       - while Maxtor was focused on integrating the two businesses, it was unlikely to become interested in pursuing any significant acquisition of another company and it would, in any event, retain the alternative of financing an acquisition with cash; and

       - if these restrictions threatened to deprive Maxtor of a significant business opportunity, the benefits of which outweighed the cost of indemnifying Quantum for the tax resulting from not complying with any of them, Maxtor retained the option of pursuing the opportunity and triggering the tax.

     - The board considered the ongoing risks that the combined company would face in the hard disk drive business, taking into account that each of Maxtor and Quantum HDD had incurred significant losses from operations in prior reporting periods, that the hard disk drive business had significant capital requirements, that average selling prices were expected to continue to decline, demand for hard disk drive products was expected to remain volatile, industry margins were expected to continue to be tight, and competition was expected to continue to be fierce, heightening the potential risks of a failure to achieve integration or cost reductions. However, the board concluded that these risks were mitigated by the demonstrated ability of Maxtor management to obtain cost efficiencies and provide focus and leadership to achieve Maxtor's business objectives.

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     For the reasons stated above, the board concluded that the potential benefits of the merger to Maxtor's stockholders outweighed those factors.

     The board did not review any strategic alternatives to combining Maxtor and Quantum HDD, once discussions about that possibility were initiated, because:

     - the board regarded the possible combination of Maxtor and Quantum HDD as a unique opportunity to create a significantly larger and more competitive hard disk drive manufacturer; and

     - but for the possible combination with Quantum HDD, Maxtor had no specific business combination or acquisition plans but, rather, intended to continue to develop and implement its own business plan (including examining possible acquisitions on a case-by-case basis as opportunities arose).

REASONS OF THE QUANTUM BOARD -- HDD BUSINESS

     In the course of its deliberations, Quantum's board of directors considered the following additional factors, among others:

     - the expectation that the merger would be tax-free to the holders of Quantum HDD common stock;

     - the board's belief that the merger would create more value to the holders of Quantum HDD common stock by providing the holders of Quantum HDD common stock the opportunity to hold an investment in a larger enterprise;

     - the historical financial performance and cash flow of the HDD business, specifically the results of operations of the HDD business over the last five fiscal years;

     - the increased value to holders of Quantum HDD common stock that was likely to result from allowing the combined hard disk drive businesses to leverage economies of scale, accelerate the introduction of new products and compete more effectively in their industry.

     - the fact that Maxtor would indemnify Quantum for any corporate-level tax resulting from the structure; and

     - the Lehman Brothers opinion that as of October 3, 2000, and based on and subject to the assumptions, considerations and limitations stated in the Lehman Brothers opinion (see "Opinion of Quantum's Financial Advisor," beginning on page 80), the exchange ratio to be offered to the holders of Quantum HDD common stock in the split-off and the merger was fair, from a financial point of view, to the Quantum HDD stockholders.

REASONS OF THE QUANTUM BOARD -- DSS BUSINESS

     In the course of its deliberations, Quantum's board of directors considered the following additional factors, among others:

     - the historical financial performance and cash flow of the HDD business vis-a-vis the DSS business. For example, the HDD business has lost money in four of the last five years and for the six-month period ending September 30, 2000;

     - the expectation that the transaction would allow Quantum DSS a greater strategic focus. Quantum expects the split-off and merger of Quantum HDD with Maxtor to allow Quantum's management to concentrate on developing Quantum's enterprise solutions business which, Quantum believes, will maximize the potential for the success of its Enterprise Solutions and DLTtape groups. Quantum believes that the business combination of its HDD business with Maxtor as well as the initial public offering and subsequent distribution of its Snap Appliances common stock will maximize the potential for the success of these separate business units as well;

     - the expectation that the transaction would result in more operating flexibility for Quantum DSS due to less balance sheet risk. Quantum believes that the separation of Quantum HDD from Quantum DSS will alleviate the negative balance sheet risk created by the historical financial
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       performance and cash flows of the HDD business. For example, the HDD business experienced negative operating results in each of the three fiscal years ended March 31, 1998, 1999 and 2000. As of December 31, 2000, cash, excluding the impact of treasury stock repurchases, dropped 16% for the HDD business over the nine month period in which operating income was near a breakeven point. A substantial portion of these negative operating results is attributable to the declining prices and single-digit margins the HDD business has experienced which have left gross margin inadequate to cover operating costs. Because the Enterprise Solutions and DLTtape businesses do not compete primarily based on price but instead compete based on proprietary solutions, eliminating the HDD business from Quantum's balance sheet alleviates the risks enumerated above. For more information on the financial position of the HDD business, please see "Quantum Unaudited Summary Pro Forma Condensed Consolidated Selected Financial Information" beginning on page 26;

     - the expectation that the separation will enable Quantum to offer its employees compensation and incentive programs directly linked to the performance of the DSS business unit and the market performance of the DSS business alone, which Quantum expects will enhance its ability to attract, retain and motivate qualified personnel;

     - the expectation that the separation and the redemption would be tax-free to Quantum;

     - the expectation that the merger would be accretive to Quantum's cash flow and earnings primarily due to the fact that it will remove the HDD business from Quantum's financial statements, therefore eliminating its pro rata share of debt and eliminating the HDD business' current operating losses and cash consumption rate; and

     - the expectation that the merger would allow Quantum DSS the opportunity to participate in a higher growth segment space by allowing management to focus on emerging markets and technologies. For example, Quantum DSS currently has a number of projects underway aimed to evaluate how to expand its technology base and provide unique storage solution capabilities. Quantum DSS expects the merger to facilitate rapid completion of these and other similar projects.

     The board also considered the following potentially negative factors in its deliberations concerning the merger in relation to both the HDD and DSS businesses:

     - the risk that the merger might not be consummated and the effect of the public announcement of the merger on Quantum's sales, operating results and stock price and ability to attract and retain key management, sales and marketing and technical personnel;

     - the risk associated with fluctuations in Quantum and Maxtor stock price prior to the closing of the merger that the per share value of the consideration to be received by holders of the HDD common stock might be significantly less than the price per share implied by the exchange ratio immediately prior to the announcement of the merger because the exchange ratio will not be adjusted for changes in the market price of either HDD common stock or Maxtor common stock;

     - the risk that the transaction might be viewed by the IRS as a taxable event to Quantum;

     - the loss of control over future operations of Quantum HDD following the merger;

     - the estimated dilution and non-cash special compensation charges to result from conversion of certain HDD and DSS options; and

     - other applicable risks described in this joint proxy statement/prospectus statement under "Risk Factors," beginning on page 31.

     The board concluded that the potential benefits of the merger to Quantum's HDD and DSS stockholders outweighed these factors.

     In its deliberations regarding the merger, the Quantum board of directors understood its obligations under Delaware law were to act in a manner in which it believed, in good faith, to be in the best interest of all of Quantum's stockholders, and to act on an informed basis. At the initial Quantum board meeting during which the proposed transaction was discussed on August 24, 2000, the board of directors
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determined that any merger would need to proceed on the basis of the operating principle that Maxtor would assume all of the HDD business' assets and liabilities and that the post-merger Quantum would not retain any liabilities associated with the HDD business.

     Quantum's board of directors believed that a transaction in which the holders of HDD common stock received value for all of the HDD assets and liabilities and the holders of DSS common stock retained their stock and became stockholders of an entity based on the DSS business' assets and liabilities was the fairest and most sensible manner of dealing with inter-group potential conflicts. A transaction structure based on this operating principle would also be consistent with an investment decision to purchase either HDD or DSS common stock on the market based on the separate information available to investors in either HDD and DSS common stock. For example, since the creation of the tracking stock structure, Quantum has prepared separate financial statements for the HDD and DSS businesses in addition to the consolidated financial statements for the entire corporation. Accordingly, among other things, Quantum consistently took the position that the post-merger Quantum not assume any tax liability associated with the sale of the HDD assets. This led to the transaction's current tax structure.

     Under Quantum's charter provisions related to the HDD common stock, if the HDD business is sold, the holders of HDD common stock receive whatever consideration there is from the transaction. Therefore, under Quantum's existing charter, the HDD stockholders are entitled to the merger consideration. In connection with the merger, the Quantum Board and its advisors negotiated vigorously with Maxtor to achieve the best possible terms available, obtained an independent fairness opinion on the transaction terms and, although not required by Quantum's charter documents, permitted the HDD stockholders a separate class vote on the merger. For these reasons and the other reasons discussed in more detail on pages 69 and 80 through 86, the Quantum board of directors believes the merger is substantively and procedurally fair to HDD stockholders.

     Consistent with its operating principle, in the course of its deliberations and negotiations, the board of directors and its advisors took the position that the post-merger Quantum entity would contain solely the assets and liabilities of the non-HDD business. Because the merger did not require the board of directors to determine the value of the post-merger entity, the board of directors did not consider it necessary or appropriate to obtain a separate fairness opinion regarding the transaction's impact on the DSS stockholders. The board of directors did note, however, that because DSS common stock constitutes approximately 2/3 of Quantum's outstanding stock and because of the separate vote accorded to DSS stockholders, that DSS stockholders could effectively disapprove of the merger. For these reasons and the other reasons discussed in more detail on pages 69, 70 and 80, the Quantum board of directors believes that the merger is substantively and procedurally fair to the DSS stockholders.

     The Quantum board of directors was familiar with potential conflicts among stockholder groups in any multi-class capital structure. However, the board of directors believes that, unlike some other prior transactions that did not involve third party arm's length negotiations and did involve actual material asset and liability transfers among groups, the operating principle applied by the Quantum board of directors and its advisors minimized potential conflicts. The board of directors believes that the only issue of substance involving potential inter-group allocation issues involves the treatment of the HDD and DSS options and restricted stock. The board believes that the treatment of the DSS and HDD options and restricted stock, discussed in detail beginning on page 87 represents arm's length bargaining with Maxtor and a fair treatment of those options and restricted stock from the perspective of both the HDD and DSS stockholders and the relevant option and restricted stockholders.

OPINION OF MAXTOR'S FINANCIAL ADVISOR

     Salomon Smith Barney was retained to act as financial advisor to Maxtor in connection with the merger. Pursuant to Salomon Smith Barney's engagement letter with Maxtor, dated September 26, 2000, Salomon Smith Barney rendered an opinion to the Maxtor board of directors on October 3, 2000, to the effect that, based upon and subject to the considerations and limitations set forth in the opinion, its work

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described below and other factors it deemed relevant, as of that date, the exchange ratio was fair, from a financial point of view, to Maxtor.

     The full text of Salomon Smith Barney's opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex B to this document. The summary of Salomon Smith Barney's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. STOCKHOLDERS ARE URGED TO READ SALOMON SMITH BARNEY'S OPINION CAREFULLY AND IN ITS ENTIRETY.

     In arriving at its opinion, Salomon Smith Barney reviewed a draft of the merger agreement dated as of October 3, 2000, and drafts of the separation and redemption agreement, the general assignment and assumption agreement, the tax sharing and indemnity agreement, the transitional services agreement, the intellectual property agreement, and the indemnification agreement and held discussions with certain senior officers, directors and other representatives and advisors of Maxtor and Quantum concerning the businesses, operations and prospects of Maxtor and Quantum HDD. Salomon Smith Barney examined publicly available business and financial information relating to Maxtor and Quantum HDD. In addition, Salomon Smith Barney reviewed financial forecasts and other information and data for Maxtor, Quantum HDD and Quantum's new subsidiary which were provided to or otherwise discussed with Salomon Smith Barney by the managements of Maxtor and Quantum, including certain strategic implications and operational benefits anticipated to result from the merger. Salomon Smith Barney reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things:

     - current and historical market prices and trading volumes of Maxtor common stock and Quantum HDD common stock;

     - the historical and projected earnings and other operating data of Maxtor and Quantum HDD; and

     - the historical and projected capitalization and financial condition of Maxtor and Quantum HDD.

     Salomon Smith Barney also considered, to the extent publicly available, the financial terms of other similar transactions recently completed that Salomon Smith Barney considered relevant in evaluating the exchange ratio and analyzed other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of Maxtor and Quantum HDD. Salomon Smith Barney also evaluated the pro forma financial impact of the merger on Maxtor. In addition, Salomon Smith Barney conducted other analyses and examinations and considered other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

     In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Salomon Smith Barney and further relied on the assurances of the managements of Maxtor and Quantum that they were not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with it, Salomon Smith Barney was advised by the managements of Maxtor and Quantum that such forecasts and other information and data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Maxtor and Quantum as to the future financial performance of Maxtor, Quantum HDD and Quantum's new subsidiary and the strategic implications and operational benefits anticipated to result from the merger. Salomon Smith Barney expressed no view with respect to such forecasts and other information and data or the assumptions on which they were based.

     Salomon Smith Barney assumed, with the consent of Maxtor's board of directors, that the merger will be treated as a tax-free reorganization for United States federal income tax purposes under section 368 of the Internal Revenue Code. Salomon Smith Barney further assumed, with the consent of Maxtor's board of directors, that the split-off will be treated as a tax-free reorganization for United States federal income tax purposes under Section 355 of the Internal Revenue Code. Salomon Smith Barney did not independently verify that this tax treatment will be available in respect of the merger and/or the split-off,

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

and Salomon Smith Barney expressed no view with respect to the tax treatment that will be required to be applied to the merger and the split-off.

     Salomon Smith Barney further assumed, with the consent of Maxtor's board of directors, that no indemnification payments in respect of any taxes in connection with the merger or the split-off will be required to be made by Maxtor in excess of any insurance proceeds actually received in respect of those payments. Salomon Smith Barney assumed, with the consent of Maxtor's board of directors, that no adjustments will be made to the exchange ratio. Salomon Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Maxtor or Quantum HDD nor did Salomon Smith Barney make any physical inspection of the properties or assets of Maxtor or Quantum HDD. Salomon Smith Barney assumed that the final terms of the agreements with respect to the split-off and the merger would not vary materially from those set forth in the drafts reviewed by Salomon Smith Barney. Salomon Smith Barney further assumed that the split-off and the merger would be consummated in a timely fashion in accordance with the terms of the relevant agreements, without waiver of any of the conditions to the split-off or the merger contained in the relevant agreements.

     Salomon Smith Barney noted that its opinion related to the relative values of Maxtor and Quantum HDD. Salomon Smith Barney did not express any opinion as to what the value of Maxtor common stock actually will be when issued in the merger or the price at which Maxtor common stock will trade subsequent to the merger. Salomon Smith Barney was not asked to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Maxtor or the effect of any other transaction in which Maxtor might engage. Salomon Smith Barney was not requested to consider, and its opinion did not address, any term of the split-off or the merger or any of the related transactions or agreements, other than the exchange ratio. Salomon Smith Barney's opinion necessarily was based on information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to Salomon Smith Barney as of the date of the opinion.

     SALOMON SMITH BARNEY'S ADVISORY SERVICES AND OPINION WERE PROVIDED FOR THE INFORMATION OF MAXTOR'S BOARD OF DIRECTORS IN ITS EVALUATION OF THE PROPOSED MERGER AND DID NOT CONSTITUTE A RECOMMENDATION OF THE MERGER TO MAXTOR OR A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW THAT STOCKHOLDER SHOULD VOTE ON ANY MATTERS RELATING TO THE PROPOSED MERGER.

     In connection with rendering its opinion, Salomon Smith Barney made a presentation to Maxtor's board of directors on October 3, 2000, with respect to the material analyses performed by Salomon Smith Barney in evaluating the fairness of the exchange ratio. The following is a summary of that presentation. The summary includes information presented in tabular format. IN ORDER TO UNDERSTAND FULLY THE FINANCIAL ANALYSES USED BY SALOMON SMITH BARNEY, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to October 2, 2000, and is not necessarily indicative of current or future market conditions. For information regarding current market prices of Maxtor common stock and Quantum HDD stock, see "Market Price Data and Dividend Policy," beginning on page 29.

COMPARABLE COMPANIES ANALYSIS

     Salomon Smith Barney compared financial, operating and stock market information, and forecasted financial information, for each of Maxtor and Quantum HDD, with the same information for selected publicly traded companies that operate in the disk drive manufacturing business. The forecasted financial information used by Salomon Smith Barney for the selected comparable companies (other than Maxtor and Quantum HDD) in the course of these analyses was based on information published in Salomon Smith Barney equity research reports and information published by First Call Corporation. First Call Corporation compiles summaries of financial forecasts published by various investment banking firms. With respect to Maxtor and Quantum HDD, the forecasted financial information used by Salomon Smith

Barney was based on information provided by the managements of Maxtor and of Quantum HDD, respectively, as well as information published in Salomon Smith Barney equity research reports. Calculations were made based on the closing price per share of each company's common stock on October 2, 2000, which was $9.88 for Maxtor and $9.75 for Quantum HDD.

     The selected comparable companies considered by Salomon Smith Barney were Iomega Corp., Seagate Technology, and Western Digital Corp. Salomon Smith Barney considered Seagate, Iomega and Western Digital to be reasonably comparable to Maxtor and Quantum HDD primarily because each of Seagate, Iomega and Western Digital manufactures and sells similar data storage products to those produced and sold by Maxtor and Quantum HDD.

     For Maxtor, Quantum HDD and the selected comparable companies, Salomon Smith Barney derived and compared, among other things:

     - the ratio of each entity's firm value to (a) its revenue for the last twelve-month period ending prior to June 30, 2000 for which results were available, (b) its estimated revenue for 2000 and (c) its estimated revenue for 2001;

     - the ratio of each entity's firm value to (a) its earnings before interest expense, taxes, depreciation and amortization, or EBITDA, for the last twelve-month period ending prior to June 30, 2000 for which results were available, (b) its estimated EBITDA for 2000 and (c) its estimated EBITDA for 2001; and

     - the ratio of the closing price per common share of each company on October 2, 2000 to (a) its estimated earnings per share, or EPS, for 2000 and (b) its estimated EPS for 2001.

     Firm value was calculated as the sum of the value of:

     - all common shares assuming the exercise of all in-the-money options, warrants and convertible securities, less the proceeds from such exercise; plus

     - non-convertible indebtedness; plus

     - non-convertible preferred stock; plus

     - minority interests; plus

     - out-of-the-money convertible securities; minus

     - investments in unconsolidated affiliates and cash.

     The following table sets forth the results of these analyses.

                                        COMPARABLE
                                         COMPANIES          HDD BUSINESS                 MAXTOR
                                       -------------   -----------------------   -----------------------
                                                       INVESTMENT                INVESTMENT
                                                          BANK      MANAGEMENT      BANK      MANAGEMENT
                                           RANGE       FORECASTS    FORECASTS    FORECASTS    FORECASTS
                                       -------------   ----------   ----------   ----------   ----------
RATIO OF FIRM VALUE TO:
  (a) Revenue for last
       twelve-month period...........  0.25x - 0.40x       0.1x        0.1x        0.33x           0.33x
  (b) Estimated revenue for 2000.....  0.22x - 0.37x       0.1x        0.1x        0.32x           0.33x
  (c) Estimated revenue for 2001.....  0.20x - 0.35x       0.1x       0.09x        0.32x           0.30x
RATIO OF FIRM VALUE TO:
  (a) EBITDA for last
       twelve-month period...........    3.0x - 5.0x      10.7x       10.7x        11.1x           11.1x
  (b) Estimated EBITDA for 2000......    3.5x - 4.5x       5.2x        5.2x         9.9x            9.1x
  (c) Estimated EBITDA for 2001......    3.0x - 4.5x       2.3x        5.0x         4.8x            8.1x
RATIO OF CLOSING COMMON
  SHARE PRICE TO:
  (a) Estimated EPS for 2000.........  13.0x - 17.0x     105.7x          NM        54.2x          No EPS
                                                                                                Forecast
  (b) Estimated EPS for 2001.........  12.0x - 20.0x      13.5x       43.1x        19.6x          No EPS
                                                                                                Forecast

     Based on the ratios derived for the comparable companies and management estimates, Salomon Smith Barney derived a range of $8.00 to $12.00 for the implied per share value of Quantum HDD and $6.00 to $10.00 for the implied per share value of Maxtor. Based on these ranges, Salomon Smith Barney derived a range of 1.26x to 1.54x for the implied exchange ratio. Salomon Smith Barney noted that the exchange ratio in the merger of 1.52x was within this derived range.

PRECEDENT TRANSACTION ANALYSIS

     Salomon Smith Barney reviewed publicly available information for two acquisition transactions in the disk drive manufacturing sector. The precedent transactions considered by Salomon Smith Barney were: (i) the sale of Seagate Technology's disk drive division to an investor group announced on March 29, 2000; and (ii) the acquisition of Conner Peripherals Inc. by Seagate Technology announced on September 20, 1995. Salomon Smith Barney considered both of these transactions to be reasonably comparable to the merger because they involved companies or businesses in the disk drive manufacturing sector. However, with respect to the precedent transactions, Salomon Smith Barney noted that neither transaction considered is identical to the merger as a result of a variety of factors, including, among others, differences in the structure of the transactions, the type of consideration paid, the size of the subject companies, the product mix of the subject companies and market conditions prevailing at the time of the transactions. In this regard, Salomon Smith Barney noted, among other things, that the consideration paid in the 1999 sale of Seagate Technology's disk drive division was in the form of cash (as opposed to stock which is being used in the merger) and the acquisition of Conner Peripherals occurred approximately five years prior to the execution of the merger agreement.

     For each precedent transaction, Salomon Smith Barney derived the ratio of the firm value of the acquired business based on the consideration paid or proposed to be paid in the transaction to:

          (a) revenue of the acquired business for the last twelve-month period ending prior to the announcement of the transaction for which results were available;

          (b) estimated revenue for the acquired business for the twelve-month period following the announcement of the transaction;

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

          (c) EBITDA of the acquired business for the last twelve-month period ending prior to the announcement of the transaction for which results were available; and

          (d) estimated EBITDA for the acquired business for the twelve-month period following the announcement of the transaction.

     With respect to the financial information for the companies and businesses involved in the precedent transactions, Salomon Smith Barney relied on information available in public documents and its own equity research reports. In deriving ratios for the acquired businesses in the precedent transactions, Salomon Smith Barney made certain adjustments to the relevant data to take into account certain operational and financial characteristics of, and risks faced by, Maxtor and Quantum HDD.

     The following table sets forth the results of these analyses:

                                                                  RANGE
                                                              -------------
RATIO OF FIRM VALUE OF ACQUIRED BUSINESS TO:
(a) Revenue for last twelve-month period....................  0.35x - 0.45x
(b) Estimated revenue for following twelve-month period.....  0.25x - .035x
(c) EBITDA for last twelve-month period.....................    4.0x - 5.0x
(d) Estimated EBITDA for following twelve-month period......    2.0x - 3.0x

     Based on the ratios derived for the precedent transactions and management estimates, Salomon Smith Barney derived a range of $9.50 to $12.50 for the implied per share value of Quantum HDD and $6.00 for $10.50 for the implied per share value of Maxtor. Based on these ranges, Salomon Smith Barney derived a range of 1.34x to 1.64x for the implied exchange ratio. Salomon Smith Barney noted that the exchange ratio in the merger of 1.52x was within this derived range.

     For the acquisition of Conner Peripherals by Seagate Technology the only transaction it reviewed for which such information was available, Salomon Smith Barney also derived the premium paid per common share based on the closing price per common share of Conner Peripherals one day and one month prior to the announcement of the transaction. These premiums were 23.7% and 56.1%, respectively. Based on the exchange ratio, Salomon Smith Barney noted that the implied premium in the merger was 29.5% of the average closing price per share of Quantum HDD common stock over the 30-day period prior to announcement of the merger and 50.1% of the closing price per share of Quantum HDD common stock one day prior to announcement of the merger.

DISCOUNTED CASH FLOW VALUATION

     Using a discounted cash flow, or DCF, methodology, Salomon Smith Barney derived the per share equity value of each of Maxtor and Quantum HDD as of December 31, 2000 based on the present value of estimated future free cash flows of Maxtor and Quantum HDD assuming each were to remain independent and perform in accordance with management forecasts through the year ended December 31, 2002.

     Free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. Equity value was calculated as:

     - firm value, less

     - non-convertible and convertible indebtedness, less

     - non-convertible and convertible preferred stock and minority interest;
       plus

     - cash and investments in consolidated subsidiaries.

     Equity value per share represents equity value divided by fully diluted shares outstanding.

     Salomon Smith Barney derived present values utilizing a weighted average cost of capital, or WACC, ranging from 10.0% to 16.0%. The range of terminal values for each entity was calculated by applying multiples ranging from 3.0x to 5.0x to that entity's estimated EBITDA through December 31, 2002. Salomon Smith Barney's DCF analysis resulted in a range of implied equity values of $6.50 to $8.00 per share for Quantum HDD and $4.50 to $7.00 per share for Maxtor. Based on these ranges, Salomon Smith Barney derived a range of 1.22x to 1.49x for the implied exchange ratio. Salomon Smith Barney noted that the upper limit of the derived range was lower than the exchange ratio of 1.52x in the merger. As a result, in itself such derived range would not support the conclusion that the exchange ratio was fair to Maxtor from a financial point of view. However, Salomon Smith Barney believed that, when considered together with all other analyses performed by Salomon Smith Barney, such derived range supported the conclusion that the exchange ratio was fair to Maxtor from a financial point of view.

     Salomon Smith Barney also used a DCF methodology to derive a value per share as of December 31, 2000 of the aggregate synergies forecasted by management to result from the merger through the year ended December 31, 2005. In performing this analysis, Salomon Smith Barney used the same WACC range and range of terminal value multiples as used in the DCF analyses for each of Maxtor and Quantum HDD as an independent entity.

     Based on this analysis, Salomon Smith Barney derived a range for the total value of the forecasted cost savings as of December 31, 2000 of $607 million to $999 million. Salomon Smith Barney then derived a range of $296 million to $487 million for the value of those cost savings to Maxtor based on the pro forma fully-diluted ownership of the combined entity by Maxtor stockholders immediately following the merger. Based on this information, Salomon Smith Barney derived a range of $11.50 to $13.50 for the equity value per share for Quantum HDD by adjusting the DCF equity value per share derived for Quantum HDD as an independent entity by the value of those cost savings to Maxtor per share of Quantum HDD common stock. Based on this range and the equity value per share derived for Maxtor as an independent entity, Salomon Smith Barney derived a range of 2.09x to 2.55x for the implied exchange ratio. Salomon Smith Barney noted that the lower limit of the derived range was higher than the exchange ratio of 1.52x in the merger.

IMPLIED HISTORICAL EXCHANGE RATIO AND PREMIUM ANALYSIS

     Salomon Smith Barney derived implied historical exchange ratios by dividing the closing price per share of Maxtor common stock by the closing price per share of Quantum HDD common stock for each trading day in the period from September 29, 1999 through September 29, 2000. Salomon Smith Barney calculated that the implied exchange ratio as of September 29, 2000 was 0.95x, the highest implied exchange ratio during the period was 1.53x and the lowest implied exchange ratio during the period was 0.76x. Salomon Smith Barney also calculated the average implied exchange ratio for each of the following periods ending September 29, 2000:

Last Month..................................................  1.16x
Last Three Months...........................................  1.20x
Last Six Months.............................................  1.10x
Last Nine Months............................................  1.07x
Last 1 Year.................................................  1.07x

     Salomon Smith Barney noted that if the derived range of implied exchange ratios for the one-year period ending September 29, 2000 is adjusted to reflect the premium of approximately 24% derived in respect of the acquisition of Conner Peripherals by Seagate Technology considered in its precedent transactions analysis, then the range for that one-year period would be 1.20x to 1.90x. Salomon Smith Barney noted that the exchange ratio in the merger of 1.52x is within that range.

RELATIVE CONTRIBUTION ANALYSIS

     Salomon Smith Barney analyzed the relative contribution of each of Maxtor and Quantum HDD to the pro forma merged entity with respect to certain market and financial data, including:

     - revenue for the last twelve-month period ending prior to October 2, 2000 for which results were available;

     - estimated revenue for 2000, 2001 and 2002;

     - gross profit for the last twelve-month period ending prior to October 2, 2000 for which results were available; and

     - estimated gross profit for 2000, 2001 and 2002.

     In performing this analysis, Salomon Smith Barney did not take into account any anticipated cost savings, revenue enhancements or other similar potential effects of the merger. Estimated financial data for Maxtor and Quantum HDD were based on management estimates. The following table sets forth the results of Salomon Smith Barney's relative contribution analysis.

                                                              MAXTOR    HDD BUSINESS
                                                              ------    ------------
Revenue for last 12 months..................................   43.5%        56.5%
Estimated revenue for 2000..................................   43.5%        56.5%
Estimated revenue for 2001..................................   43.3%        56.7%
Estimated revenue for 2002..................................   44.5%        55.5%
Gross profit for last 12 months.............................   41.1%        58.9%
Estimated gross profit for 2000.............................   46.3%        53.7%
Estimated gross profit for 2001.............................   45.1%        54.9%
Estimated gross profit for 2002.............................   47.5%        52.5%

     Salomon Smith Barney compared the results set forth above to the implied 48.8% pro forma fully diluted ownership interest in the merged entity that the shareholders of Maxtor will have immediately following the completion of the merger. In addition, based on the contribution analysis, Salomon Smith Barney derived a range of 1.75x to 2.10x for the implied exchange ratio. Salomon Smith Barney noted that the exchange ratio in the merger of 1.52x was below this derived range.

                                    *  *  *

     The preceding discussion is a summary of the material financial analyses furnished by Salomon Smith Barney to the board of directors of Maxtor, but it does not purport to be a complete description of the analyses performed by Salomon Smith Barney or of its presentation to the board of directors of Maxtor. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Salomon Smith Barney believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Salomon Smith Barney, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Smith Barney and its opinion. With regard to the comparable companies and precedent transaction analyses summarized above, Salomon Smith Barney selected comparable public companies and precedent transactions on the basis of various factors, including size and similarity of the line of business; however, no company utilized in these analyses is identical to Maxtor or Quantum HDD and no precedent transaction is identical to the merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction or public trading value of the subject companies to which Maxtor and Quantum HDD are being compared. In its analyses,

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

Salomon Smith Barney made numerous assumptions with respect to Maxtor, Quantum HDD, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Maxtor and Quantum.

     Any estimates contained in Salomon Smith Barney's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Maxtor, Quantum, the board of directors of Maxtor, the board of directors of Quantum, Salomon Smith Barney or any other person assumes responsibility if future results or actual values differ materially from the estimates. Salomon Smith Barney's analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness of the exchange ratio in the merger and were provided to the board of directors of Maxtor in that context.

     The opinion of Salomon Smith Barney was only one of the factors taken into consideration by the board of directors of Maxtor in making its determination to approve the merger agreement and the merger. See "Reasons for the Merger," beginning on page 63.

     Salomon Smith Barney is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Maxtor selected Salomon Smith Barney to act as its financial advisor on the basis of Salomon Smith Barney's international reputation and Salomon Smith Barney's familiarity with Maxtor. Salomon Smith Barney and its predecessors and affiliates have previously provided and currently are providing investment banking services to Maxtor and Quantum unrelated to the merger, for which Salomon Smith Barney has received and will receive compensation. Salomon Smith Barney was paid a total of $2,769,140 as the lead underwriter of a secondary offering of shares of Maxtor common stock which was completed in February 1999. Salomon Smith Barney was paid a total of $1,000,000 as the financial advisor and lead underwriter in Quantum's recapitalization that resulted in the issuance of Quantum HDD common stock and Quantum DSS common stock. The Quantum recapitalization transactions were completed in August 1999. Salomon Smith Barney received $750,000 for advising Quantum in connection with the acquisition of Meridian Data, Inc., which was completed in September 1999. Quantum has filed a registration statement with the SEC with respect to a proposed initial public offering of the common stock of Snap Appliances, Inc., currently a division of Quantum DSS, and it is contemplated that Salomon Smith Barney would act as joint-lead underwriter for the offering. Salomon Smith Barney's participation in the Snap Appliances offering process began in September 2000. Quantum has not yet determined whether it will proceed with the Snap Appliances offering.

     In the ordinary course of its business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of both Maxtor and Quantum for its own account and for the account of customers and, accordingly, may at any time hold a long or short position in those securities. As of October 3, 2000, the date Salomon Smith Barney rendered its opinion to the Maxtor board of directors, Salomon Smith Barney and its affiliates held in proprietary accounts for their benefit, 50 shares of Quantum HDD common stock and $2.5 million in principal amount of Quantum's 7% convertible preferred notes due 2004. Finally, the insurance syndicate includes an affiliate of Salomon Smith Barney (see "Tax Opinion Insurance Policy" beginning on page 100). Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain other relationships with Maxtor and Quantum and their respective affiliates.

     Pursuant to Salomon Smith Barney's engagement letter, Maxtor agreed to pay Salomon Smith Barney the following fees for its services rendered in connection with the merger: (i) $9,000,000 that will become payable promptly upon the completion of the merger, and (ii) if the merger is terminated or abandoned during the term of Salomon Smith Barney's engagement or within 12 months thereafter, 10% of any termination, break-up or similar fee received by Maxtor in connection with such termination or abandonment, or of any profit from any shares (or option to acquire shares or assets) of Quantum or any of its affiliates acquired in connection with the merger, in each case payable in cash promptly upon receipt of such fee or profit by Maxtor. Maxtor has also agreed to reimburse Salomon Smith Barney for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and expenses of its counsel, and to indemnify Salomon Smith Barney against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

     The exchange ratio was determined by arms'-length negotiations between Maxtor and Quantum, in consultation with their respective financial advisors and other representatives, and was not established by such financial advisors.

OPINION OF QUANTUM'S FINANCIAL ADVISOR

     Lehman Brothers has acted as financial advisor to Quantum in connection with the split-off and merger. As part of its role as financial advisor to Quantum, Lehman Brothers rendered an oral opinion (subsequently confirmed in writing) to the Quantum board of directors as of October 3, 2000 as to the fairness, from a financial point of view, of the exchange ratio to be offered to the holders of Quantum HDD common stock in the split-off and the merger.

     The full text of the Lehman Brothers written opinion, dated as of October 3, 2000, is attached as Annex C to this joint proxy statement/prospectus. Quantum HDD stockholders may read the opinion for a discussion of the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion. This summary of the Lehman Brothers opinion is qualified by reference to the full text of the opinion.

     Except as described below, no limitations were imposed by Quantum on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Quantum HDD, but made its determination as to the fairness, from a financial point of view, to the holders of Quantum HDD common stock of the exchange ratio to be offered to such stockholders on the basis of financial and comparative analyses described below. The Lehman Brothers opinion was provided for the information and assistance of Quantum's board of directors and was rendered in connection with Quantum's board of directors' consideration of the split-off and merger. The Lehman Brothers opinion is not intended to be, and does not constitute, a recommendation to any Quantum stockholder as to how such stockholder should vote with respect to the split-off and merger. Lehman Brothers was not requested to opine as to, and its opinion does not in any manner address, Quantum's underlying business decision to proceed with or effect the split-off and the merger.

     In arriving at its opinion, Lehman Brothers reviewed and analyzed:

     - the merger agreement, together with the exhibits thereto, including the separation agreement, the general assignment and assumption agreement, the tax sharing agreement, the transitional services agreement, the intellectual property agreement, the indemnification agreement, and the specific terms of the split-off and the merger;

     - publicly available information concerning Quantum, Quantum HDD and Maxtor that it believed to be relevant to its analysis, including the annual report for Quantum on Form 10-K for the fiscal year ended March 31, 2000, the quarterly report for Quantum on Form 10-Q for the quarter ended July 2, 2000, the annual report for Maxtor on Form 10-K for the fiscal year ended January 1, 2000, and the quarterly report for Maxtor on Form 10-Q for the quarter ended July 1, 2000;

     - financial and operating information with respect to the business, operations, and prospects of Quantum and Quantum HDD furnished to it by Quantum;

     - financial and operating information with respect to the business, operations, and prospects of Maxtor furnished to it by Maxtor;

     - a trading history of Quantum HDD common stock from July 26, 1999 to September 29, 2000 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

     - a trading history of Maxtor common stock from July 26, 1999 to September 29, 2000 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

     - a comparison of the historical financial results and present financial condition of Quantum HDD and Maxtor with those of other companies that Lehman Brothers deemed relevant;

     - a comparison of the financial terms of the split-off and the merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

     - the potential pro forma impact of the split-off and the merger on Maxtor including the cost savings, operating synergies and strategic benefits expected by the respective managements of Quantum and Maxtor to result from a combination of the businesses of Quantum HDD and Maxtor; and

     - the relative contributions of Quantum HDD and Maxtor to the historical and future financial performance of the combined company on a pro forma basis.

     In addition, Lehman Brothers has had discussions with the respective managements of Quantum and Maxtor concerning the respective businesses, operations, assets, financial conditions, and prospects of Quantum HDD and Maxtor and have undertaken such other studies, analyses and investigations as it deemed appropriate.

     In arriving at its opinion, Lehman Brothers has assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and has further relied upon the assurances of the respective managements of Quantum and Maxtor that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Quantum HDD and Maxtor on a stand-alone basis and the financial projections of Maxtor on a pro forma basis following consummation of the split-off and the merger, upon advice of Quantum and Maxtor, Lehman Brothers has assumed that such projections have been reasonably prepared on a basis reflecting, as of October 3, 2000, the best available estimates and judgments of the respective managements of Quantum and Maxtor as to the future financial performance of Quantum HDD and Maxtor, as the case may be, and that on a stand alone basis Quantum HDD and Maxtor would perform, and on a pro forma basis Maxtor will perform, substantially in accordance with such projections. Lehman Brothers has relied upon such management projections in performing its analyses. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Quantum or Quantum HDD and has not made or obtained any evaluations or appraisals of the assets or liabilities of Quantum or Quantum HDD.

     Upon the advice of Quantum and its legal advisors and with Quantum's consent, Lehman Brothers has assumed that the split-off will qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code, and the merger will qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code, and therefore that the entire proposed split-off and merger will be a tax-free transaction for Quantum and the holders of Quantum HDD common stock. The Lehman Brothers opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of October 3, 2000, the date of the opinion. Accordingly, the following quantitative information, to the extent it is based on market data, is not necessarily indicative of current or future market conditions. For information regarding current market prices of Maxtor common stock and Quantum HDD common stock, see "Market Price Data and Dividend Policy" on page 29.

     Lehman Brothers did not express any opinion as to the prices at which shares of common stock of Maxtor will actually trade following the consummation of the split-off and the merger and the Lehman Brothers opinion should not be viewed as providing any assurance that the market value of the shares of Maxtor common stock to be received by holders of Quantum HDD common stock pursuant to the split-off and the merger will be in excess of the market value of the shares of Quantum HDD common stock owned by such stockholder at any time prior to announcement or consummation of the split-off and the merger.

     In connection with its opinion dated October 3, 2000, Lehman Brothers performed a variety of financial and comparative analyses as summarized below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant method of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Certain of the analyses include information presented in tabular format as set forth below. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of Quantum HDD, and the particular circumstances of the proposed split-off and merger, Lehman Brothers believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, in the comparable company analysis, the comparable transaction analysis and the transaction premium analysis, Lehman Brothers also made qualitative judgements concerning differences between the terms and characteristics of Quantum HDD and the proposed split-off and merger and the comparable companies and transactions analyzed. In addition, in the discounted cash flow analysis, Lehman Brothers believed it was inappropriate to and therefore did not, rely solely on the quantitative results of that analysis because of the subjectivity inherent in the assignment of discount rates to projected cash flows and to terminal multiples. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses listed in the tables and described below must be considered as a whole and that considering any portions of such analyses and factors without considering all analyses and factors could create a misleading or incomplete view of the process underlying its opinion. In its analysis, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Quantum, Quantum HDD and Maxtor. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

EXCHANGE RATIO ANALYSIS

     Lehman Brothers compared the fixed exchange ratio of 1.52 to be offered to the holders of Quantum HDD common stock with the average ratios of the closing prices of Quantum HDD common stock to the closing prices of Maxtor common stock. The following table shows the fixed exchange ratio to be offered in the proposed split-off and the merger, as well as the average exchange ratios for the 30 days prior to September 29, 2000, the 60 days prior to September 29, 2000 and the six months prior to September 29, 2000:

                                   MERGER (FIXED   30-DAY AVERAGE   60-DAY AVERAGE   6-MONTH AVERAGE
                                     EXCHANGE         EXCHANGE         EXCHANGE         EXCHANGE
                                      RATIO)           RATIO            RATIO             RATIO
                                   -------------   --------------   --------------   ---------------
Exchange Ratio...................      1.52             1.16             1.26             1.10

     Lehman Brothers noted that the exchange ratio in the merger of 1.52 was greater than the 30-day average exchange ratio, the 60-day average exchange ratio and the 6-month average exchange ratio.

COMPARABLE COMPANY ANALYSIS

     The comparable company analysis provides a market valuation benchmark based on the common stock trading multiples of selected comparable companies. Lehman Brothers compared selected financial data of Quantum HDD with similar data of selected companies engaged in businesses considered by

Lehman Brothers to be comparable to that of Quantum HDD. Lehman Brothers included in its selected comparable companies Maxtor, Western Digital Corporation and Iomega Corporation. For the comparable companies, Lehman Brothers calculated the enterprise value, defined as the market value of the respective company's common equity plus total debt less cash and cash equivalents, as a multiple of the latest twelve months, or LTM, EBITDA, the estimated calendar year, or CY, 2000 EBITDA and the estimated CY 2001 EBITDA. Lehman Brothers also calculated the equity value, defined as the market value of the respective company's common equity, as a multiple of the CY 2000 and CY 2001 net income. For the comparable companies, projected financial information was based on third party research analyst reports. For Quantum HDD, Lehman Brothers calculated multiples for EBITDA and net income based on projections provided by Quantum's management. For Maxtor, Lehman Brothers calculated multiples for EBITDA and net income based on projections provided by Maxtor management. For Iomega, Lehman Brothers calculated multiples for EBITDA and net income based on published Salomon Smith Barney research. While Western Digital was included in the comparable companies group, no meaningful estimates were available for EBITDA and net income.

     Enterprise values were calculated as of September 29, 2000 with the exception of Maxtor which was calculated as of September 27, 2000 to exclude the effect of a share increase just prior to announcement of the transaction. Maxtor's share price experienced an increase from $7.94 to $10.50 from September 27 to September 29 following publication of a BusinessWeek article stating that Maxtor would be acquired for $20 a share by an unnamed computer data-storage company.

     Lehman Brothers also calculated the implied offer price per share for Quantum HDD common stock of $12.07 based on the exchange ratio of 1.52 times Maxtor's share price of $7.94 as of September 27, 2000 and derived enterprise value and equity value multiples for Quantum HDD based on this premium price. The following table presents the aforementioned multiples for LTM, CY 2000 and CY 2001 for Quantum HDD based on stand-alone management estimates at the merger premium price, Quantum HDD based on stand-alone management estimates at the market price as of September 29, 2000 and the median of the comparable companies:

                                             HDD AT           HDD AT       MEDIAN COMPARABLE
                                          PREMIUM PRICE    MARKET PRICE        COMPANIES
                                          -------------    ------------    -----------------
LTM EBITDA..............................      15.8x           10.1x               6.4x
CY 2000 EBITDA..........................       7.6x            4.9x               5.6x
CY 2001 EBITDA..........................       7.3x            4.7x               5.8x
CY 2000 Net Income......................         NM              NM              23.1x
CY 2001 Net Income......................      59.3x           48.8x              15.6x

     Based on the multiples calculated in the Comparable Company Analysis, Lehman Brothers derived a range for Quantum HDD common stock between $8.76 and $10.37 on a per share basis implying an exchange ratio of 1.10 to 1.31 based on the price of Maxtor common stock on September 27, 2000 of $7.94. Lehman Brothers noted that the exchange ratio in the merger of 1.52 was above this range.

COMPARABLE TRANSACTION ANALYSIS

     The comparable transaction analysis provides a market benchmark based on the consideration paid in selected transactions. Using publicly available information, Lehman Brothers compared selected financial data for Quantum HDD in the proposed split-off and merger to similar data for selected transactions in the storage sector during the time period from August 1993 through September 2000 which Lehman Brothers deemed relevant. These comparable transactions included: Silver Lake Partner's acquisition of Seagate Technology's operating assets; Compaq Computer Corporation's acquisition of Digital Equipment Corporation; Fujitsu Limited's acquisition of the remaining 58% public ownership of Amdahl Corporation; Compaq Computer Corporation's acquisition of Tandem Computers Inc.; Hyundai Electronics America's acquisition of the remaining 60% public ownership of Maxtor; Seagate Technology's acquisition of Connor Peripherals, Inc.; Quantum's purchase of Digital Equipment Corporation's disk drive business; and Hyundai Electronics America's acquisition of a 40% stake in Maxtor. Lehman Brothers reviewed the prices paid in the comparable transactions in terms of the transaction enterprise value, defined as the total consideration paid including total debt assumed less cash and cash equivalents transferred to the acquiror, as a multiple of the LTM EBITDA. Lehman Brothers also calculated the transaction enterprise value for Quantum HDD based on the implied offer price as a multiple of LTM EBITDA and the CY 2000 EBITDA. The following table sets forth the LTM EBITDA multiple for Quantum HDD based on the implied offer price, the CY 2000 EBITDA multiple for Quantum HDD based on the implied offer price and the median LTM EBITDA multiple of the comparable transactions:

                                     HDD (BASED ON           HDD (BASED ON           MEDIAN OF
                                  IMPLIED OFFER PRICE)    IMPLIED OFFER PRICE)       COMPARABLE
                                          LTM                   CY 2000           TRANSACTIONS LTM
                                  --------------------    --------------------    ----------------
EBITDA Multiple.................         15.8x                     7.6x                 7.1x

     Based on the LTM multiples calculated in the Comparable Transaction Analysis, Lehman Brothers derived a range for Quantum HDD common stock between $8.26 and $9.04 on a per share basis implying an exchange ratio of 1.04 to 1.14 based on the price of Maxtor common stock on September 27, 2000 of $7.94. Lehman Brothers noted that the exchange ratio in the merger of 1.52 was above this range. In addition, based on CY 2000 multiples calculated in the Comparable Transaction Analysis, Lehman Brothers derived a range between $10.78 and $12.39 on a per share basis implying an exchange ratio of 1.36 to 1.56 based on the price of Maxtor common stock on September 27, 2000 of $7.94. Lehman Brothers noted that the exchange ratio in the merger of 1.52 was within this range.

TRANSACTION PREMIUM ANALYSIS

     Lehman Brothers compared the premium received by Quantum HDD in the merger to premiums paid in selected transactions. Lehman Brothers reviewed the one-day premium paid in the aforementioned comparable transaction analysis. In addition, Lehman Brothers calculated one-day premiums paid in selected announced transactions in the technology sector valued between $500 million and $2.0 billion during the time period from April 2000 through September 2000. The following table compares the merger premium for Quantum HDD based on Maxtor's September 27, 2000 price to the range of one-day premiums for the comparable transaction premiums and the median one-day premium for recent technology transactions:

                                                     RANGE OF COMPARABLE    MEDIAN OF RECENT
                                          MERGER         TRANSACTION           TECHNOLOGY
                                          PREMIUM         PREMIUMS              PREMIUMS
                                          -------    -------------------    ----------------
Premium.................................    21%           11% - 46%                31%

     Based on the premiums calculated in the Transaction Premium Analysis, Lehman Brothers derived a range for Quantum HDD common stock between $12.91 and $14.69 on a per share basis implying an exchange ratio of 1.63 to 1.85 based on the price of Maxtor common stock on September 27, 2000 of $7.94. Lehman Brothers noted that the exchange ratio in the merger of 1.52 was below this derived range. This derived range would not, in itself, support the conclusion that the exchange ratio to be offered to the holders of Quantum HDD common stock was fair, from a financial point of view, to the holders of Quantum HDD common stock. However, Lehman Brothers believed that, when considered together with all other analyses performed by Lehman Brothers, this derived range supported the conclusion that the exchange ratio to be offered to the holders of Quantum HDD common stock was fair, from a financial point of view, to the holders of Quantum HDD common stock.

DISCOUNTED CASH FLOW ANALYSIS

     The discounted cash flow, or DCF, analysis provides a net present valuation of management's stand-alone projections of the after-tax unlevered free cash flows (defined as operating cash flow available after working capital, capital expenditures, tax and other operating requirements). Lehman Brothers performed a DCF analysis for Quantum HDD using projections provided by the management of Quantum for 2000 through 2003 and management's assumptions as to revenue growth and operating margins for 2004 and

2005. The DCF was calculated assuming discount rates ranging from 14% to 16% for Quantum HDD, and was comprised of the sum of the net present value of the free cash flow for the period January 1, 2001 through December 31, 2005 and a terminal value for 2005 based on a range of multiples of 6.0x to 8.0x projected EBITDA. Using this method, Lehman Brothers calculated an estimated range for Quantum HDD common stock from $13.62 to $15.17 per share. Lehman Brothers determined that this range implied an exchange ratio of 1.72 to 1.91 based on Maxtor's common stock price of $7.94 on September 27, 2000 and that this derived range was above the exchange ratio of 1.52. This derived range would not, in itself, support the conclusion that the exchange ratio to be offered to the holders of Quantum HDD common stock was fair, from a financial point of view, to the holders of Quantum HDD common stock. However, Lehman Brothers believed that, when considered together with all other analyses performed by Lehman Brothers, this derived range supported the conclusion that the exchange ratio to be offered to the holders of Quantum HDD common stock was fair, from a financial point of view, to the holders of Quantum HDD common stock.

RELATIVE CONTRIBUTION ANALYSIS

     The relative contribution analysis measures the relative contribution of Quantum HDD to the combined company for various measures such as revenues and EBITDA as well as the fully-diluted pro forma ownership attained in the combined company. Lehman Brothers performed the relative contribution analysis using projections from the respective managements of both Quantum and Maxtor for the CY 2000 and CY 2001. The following table presents the contribution of Quantum HDD to the combined company based on those financial projections:

                                                              PRO FORMA COMBINED
                                                                 CONTRIBUTION
                                                              ------------------
                                                              HDD         MAXTOR
                                                              ----        ------
REVENUES
  2000 Estimated............................................  56.5%        43.5%
  2001 Estimated............................................  56.7%        43.3%
EBITDA
  2000 Estimated............................................  40.2%        59.8%
  2001 Estimated............................................  38.3%        61.7%
Fully Diluted Ownership of Combined Company.................  52.7%        47.3%

     Lehman Brothers determined that with an exchange ratio of 1.52, Quantum HDD would own 52.7% of the fully diluted shares of the combined company outstanding and issuable immediately following the completion of the transaction. Without giving effect to any cost savings or operating synergies, estimated CY 2000 Quantum HDD revenues and EBITDA would represent 56.5% and 40.2% of the combined estimated CY 2000 revenues and EBITDA, respectively.

     Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Quantum's board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with Quantum and the storage industry generally and because its investment banking professionals have substantial expertise in transactions similar to the split-off and the merger.

     The engagement of Lehman Brothers in connection with the proposed split-off and merger was formalized by an engagement letter dated August 17, 2000 between Quantum and Lehman Brothers pursuant to which Quantum has agreed to pay Lehman Brothers a fee of $4,400,000 for its services in connection with the merger. The engagement letter provided that Lehman Brothers would receive a retainer of $150,000 payable upon signing of the letter agreement, a creditable advisory fee of $1,000,000 payable upon the execution of the definitive merger agreement and a fee of $4,250,000 contingent upon the consummation of the proposed split-off and merger. In addition, Quantum has agreed to reimburse

Lehman Brothers for reasonable expenses incurred by Lehman Brothers and to indemnify Lehman Brothers and certain related persons for certain liabilities that may arise out of its engagement and the rendering of this opinion.

     In addition to Lehman Brothers' services in connection with the proposed split-off and merger, Lehman Brothers has performed investment banking services for Quantum in the past, specifically, as the joint advisor in the creation of the tracking stocks for Quantum HDD and Quantum DSS in July 1999, and has received $1,000,000 for its services. In February 1999, Lehman Brothers acted as co-lead managing underwriter for a follow-on offering of Maxtor's common stock, for which Lehman Brothers received $776,090. In the ordinary course of Lehman Brothers' business, Lehman Brothers may actively trade in the equity and debt securities of Quantum HDD, Quantum DSS and Maxtor for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

RELATIONSHIP WITH MKE

     MKE manufactures all of Quantum HDD hard disk drives at facilities located in Japan and Singapore. Quantum HDD's relationship with MKE, which has been continuous since 1984, is governed by manufacturing and purchase agreements which continue through 2007, unless terminated sooner as a result of certain specified events including a change-in-control of either Quantum or MKE. The agreements give MKE the exclusive worldwide right to manufacture, and Quantum HDD the exclusive worldwide right to design and market, hard disk drives. Quantum HDD works closely with MKE to regularly adjust its purchase orders as market requirements change. Quantum HDD and MKE also work together to develop strategic relationships with leading suppliers of many of the key components for Quantum HDD's hard disk drives.

     Under the separation documents, the agreements between Quantum and MKE will not be assigned to Maxtor. As a result, after the merger Maxtor will have no rights or obligations under these agreements. On October 2, 2000, Maxtor and MKE entered into a memorandum of understanding regarding the future relationship between the combined company and MKE. The parties have agreed to operate under the following principles:

     - Maxtor and MKE agree to work on a common design, which will be manufacturable in both Maxtor Singapore facilities and MKE facilities. It is anticipated that this will be achieved in early 2002 or sooner if practical. This common design should not adversely impact the capital tooling requirements of either company.

     - Until a common design is achieved, both Maxtor and Quantum HDD platforms will be maintained and manufactured in each respective factory, until 7200 rpm volumes are sufficient to utilize most of MKE's capacity.

     - Upon implementation of the common design platforms in early 2002, MKE will be the beneficiary of anticipated volume growth, so long as product cost, quality, flexibility and time to volume is equal to or more competitive than Maxtor's own manufacturing capability.

     - Maxtor will evaluate leveraging MKE's vertical integration capabilities in the areas of components and sub-assemblies, provided they are competitive in the areas of quality, flexibility, price and terms.

     - Maxtor and MKE will work together to improve flexibility in supply chain management and logistics.

     The parties also agreed that prior to the completion of the merger, Maxtor and MKE will work together to negotiate and re-assign the various manufacturing and purchase agreements currently in place with Quantum. Maxtor and MKE are engaged in ongoing negotiations to finalize the terms of a continuing relationship between the parties following the merger.

     Maxtor's Singapore manufacturing operations and world-wide supplier base will continue to be an essential part of the combined company's design and manufacturing strategy.

TREATMENT OF STOCK OPTIONS AND RESTRICTED STOCK

MAXTOR PLANS

     Maxtor's equity plans include its amended and restated 1996 stock option plan, its 1998 restricted stock plan, and its 1998 employee stock purchase plan. The merger qualifies as a "change of control" or "transfer of control" of Maxtor under certain of its employee stock plans. The following is a description of the potential effect of the merger on those plans:

     - The Maxtor stock option plan provides that unless the acquiring or surviving corporation assumes Maxtor's rights and obligations under outstanding options or substitutes equivalent options, all unvested options will be accelerated in full effective ten days prior to consummation of the merger. However, the Maxtor board of directors has adopted resolutions providing that Maxtor, as the surviving corporation, will continue in effect under their existing terms all options and restricted stock grants outstanding under the stock option plan. Accordingly, options held by employees, directors or consultants under the stock option plan will remain outstanding and their vesting will not accelerate as a result of the transfer of control.

     - The restricted stock plan is unaffected by the merger.

     - The amended purchase plan provides that if the surviving corporation elects not to assume rights and obligations under the amended purchase plan, the purchase date of the current offering period is accelerated to a date before the date of the merger, without any adjustment to the number of shares subject to the purchase rights. Purchase rights which are not assumed or exercised prior to the merger would terminate as of the effective time of the merger. However, the Maxtor board of directors has adopted resolutions providing that employees who are participants in the amended purchase plan will remain participants on the same terms following the merger.

QUANTUM PLANS

     Under the terms of the merger agreement, Maxtor has agreed to assume the following options and restricted stock:

     - all Quantum HDD options and Quantum HDD restricted stock held by employees who accept offers of employment with Maxtor, or "transferred employees," whether or not the options or restricted stock have vested; and

     - vested Quantum HDD options and vested Quantum HDD restricted stock held by Quantum employees whose employment is terminated prior to the separation, or "former service providers"; and

     - vested Quantum HDD restricted stock held by any other individual.

     In addition, Maxtor has agreed to assume vested Quantum HDD options held by Quantum employees who will continue to provide services during a transition period, or "transition employees."

     The outstanding options to purchase Quantum HDD common stock held by transferred employees and vested options to purchase Quantum HDD common stock held by former service providers and transition employees will be assumed by Maxtor and converted into options to purchase Maxtor common stock according to the exchange ratio of 1.52 shares of Maxtor common stock for each share of Quantum HDD common stock, subject to any change in the exchange ratio as described above. As of March 1, 2001, vested options for Quantum HDD common stock being assumed in the merger would represent options for approximately 7.5 million shares of Maxtor common stock and unvested options for Quantum HDD common stock being assumed in the merger would represent options for approximately 5.1 million shares of Maxtor common stock, with the exact number of options being assumed depending on the number of shares subject to options held by transferred employees, transition employees and Quantum employees terminated prior to the merger; these figures do not include vested options for Quantum HDD common stock held by Quantum DSS employees who will not become transferred employees and are not likely to be terminated prior to the merger. Outstanding shares of Quantum HDD common stock issued under Quantum's restricted stock plan and held by transferred employees, and vested shares of Quantum HDD restricted stock held by other individuals, and not subject to repurchase, will be assumed by Maxtor and converted according to the exchange ratio into shares of Maxtor common stock, subject to repurchase as provided under Quantum's restricted stock plan to the extent such shares were subject to repurchase prior to the merger.

     Transferred employees holding vested DSS options will have a period of time to exercise those options. Unvested DSS options held by transferred employees will be converted into shares of DSS restricted stock, which will vest as to 50% of the shares after three months (or earlier upon an involuntary termination other than for cause, death or disability, or upon a voluntary termination for good reason) and as to the remaining 50% of the shares at the end of the succeeding nine-month period, assuming continued employment with Maxtor.

     All outstanding Quantum HDD options held by individuals other than transferred employees, transition employees and former service providers, whether vested or unvested, and all unvested Quantum HDD restricted stock held by individuals other than transferred employees and former service providers will be converted into DSS options and DSS restricted stock. All outstanding unvested Quantum HDD options and Quantum DSS options held by transition employees will be converted into DSS options, will vest as to 50% of the shares after three months (or earlier upon an involuntary termination other than for cause, death or disability or upon a voluntary termination for good reason) and as to the remaining 50% of the shares, at the end of the succeeding nine-month period, assuming continued employment with Quantum. All outstanding unvested Quantum HDD options and unvested Quantum HDD restricted stock held by former service providers will be converted into Quantum DSS options or restricted stock. The following table summarizes the treatment of options and restricted stock as a result of the merger.

             TREATMENT OF OPTIONS AND RESTRICTED STOCK OF EMPLOYEES
            BEING TRANSFERRED TO MAXTOR AND FORMER SERVICE PROVIDERS

                 HDD OPTIONS HELD BY        DSS OPTIONS HELD BY
              EMPLOYEES TRANSFERRED TO   EMPLOYEES TRANSFERRED TO    HDD RESTRICTED STOCK HELD    DSS RESTRICTED STOCK HELD
              COMBINED ENTITY OR FORMER  COMBINED ENTITY OR FORMER   BY TRANSFERRED EMPLOYEES     BY TRANSFERRED EMPLOYEES
                  SERVICE PROVIDERS          SERVICE PROVIDERS      OR FORMER SERVICE PROVIDERS  OR FORMER SERVICE PROVIDERS
               ----------------------------------------------------------------------------------------------------
 VESTED/NOT    Options will be assumed   Optionholders will have a  Restricted stock will be     Restricted stock will
 SUBJECT TO    by Maxtor and will be     set period of time to      assumed by Maxtor and        remain unchanged.
 REPURCHASE    exercisable for Maxtor    exercise their options.    converted into Maxtor
               common stock per the                                 common stock per the
               exchange ratio; former                               exchange ratio. (This
               service providers will                               treatment will also be
               have a set period of                                 applied to vested HDD
               time to exercise their                               restricted stock held by
               options.                                             any other individual).
               ----------------------------------------------------------------------------------------------------

 UNVESTED/     For transferred           For transferred employees  For transferred employees    For transferred employees
 SUBJECT TO    employees only, options   only, options will be      only, restricted stock will  only, DSS restricted stock
 REPURCHASE    will be assumed by        converted into shares of   be assumed by Maxtor and     will remain unchanged. For
               Maxtor and converted      DSS restricted stock       converted into Maxtor        former service providers,
               into Maxtor common stock  which will vest as to 50%  common stock per the         the unvested restricted
               per the exchange ratio.   of the shares after 3      exchange ratio. The          stock will become 50% (100%
               These unvested shares     months (or earlier upon    restricted stock will        in the case of vice
               will remain subject to a  an involuntary             remain subject to            presidents) vested upon
               vesting schedule          termination other than     repurchase on terms          termination.
               substantially similar to  for cause, death or        substantially similar to
               the pre-merger vesting    disability or upon a       the pre-merger repurchase
               schedule.                 voluntary termination for  schedule. For former
               For former service        good reason) and as to     service providers only,
               providers only, unvested  the remaining 50% at the   unvested HDD restricted
               options will be           end of the succeeding      stock will vest in the same
               converted to DSS          nine month period,         manner as unvested HDD
               restricted stock or DSS   subject to continued       options.
               options and such options  service with Maxtor. For
               or restricted stock will  former service providers,
               become 50% (100% in the   the unvested DSS options
               case of vice presidents)  will become 50% (100% in
               vested upon termination.  the case of vice
                                         presidents) vested upon
                                         termination.
               ----------------------------------------------------------------------------------------------------

             TREATMENT OF OPTIONS AND RESTRICTED STOCK OF EMPLOYEES
              REMAINING WITH QUANTUM DSS AND TRANSITION EMPLOYEES

                                                            HDD RESTRICTED STOCK
               HDD OPTIONS HELD BY    DSS OPTIONS HELD BY     HELD BY EMPLOYEES    DSS RESTRICTED STOCK HELD
               EMPLOYEES REMAINING    EMPLOYEES REMAINING      REMAINING WITH       BY EMPLOYEES REMAINING
               WITH QUANTUM DSS OR    WITH QUANTUM DSS OR      QUANTUM DSS OR         WITH QUANTUM DSS OR
              TRANSITION EMPLOYEES   TRANSITION EMPLOYEES   TRANSITION EMPLOYEES     TRANSITION EMPLOYEES
               ---------------------------------------------------------------------------------------------

 VESTED/NOT    For DSS employees,    Options will remain    Restricted stock will  Restricted stock will
 SUBJECT TO    options will be       unchanged.             be assumed by Maxtor   remain unchanged.
 REPURCHASE    converted into DSS                           and converted into
               options based on a                           Maxtor common stock
               formula to preserve                          per the exchange
               value. For                                   ratio. (This
               transition employees                         treatment will also
               only, options will                           be applied to vested
               be assumed by Maxtor                         HDD restricted stock
               and will be                                  held by any other
               exercisable for                              individual).
               Maxtor common stock
               per the exchange
               ratio.
               ---------------------------------------------------------------------------------------------
 UNVESTED/     For DSS employees,    For DSS employees,     For DSS employees,     For DSS employees,
 SUBJECT TO    options will be       options will remain    restricted stock will  restricted stock will
 REPURCHASE    converted into DSS    unchanged. For         be converted into DSS  remain unchanged. For
               unvested options      transition employees   restricted stock       transition employees
               based on a formula    only, unvested         based on a formula to  only, unvested DSS
               to preserve value     options will be        preserve value and     restricted stock will
               and subject to a      converted into shares  subject to a           have the same vesting
               vesting schedule      of DSS restricted      repurchase schedule    schedule as unvested HDD
               substantially         stock which will vest  substantially similar  options.
               similar to the pre-   as to 50% of the       to the pre- merger
               merger vesting        shares after 3 months  repurchase schedule.
               schedule. For         (or earlier upon an    For transition
               transition employees  involuntary            employees only,
               only, unvested        termination, other     unvested HDD
               options will be       than for cause, death  restricted stock will
               converted into        or disability or upon  convert to DSS
               shares of DSS         a voluntary            restricted stock with
               restricted stock      termination for good   equivalent value,
               which will vest as    reason) and as to the  with the same vesting
               to 50% of the shares  remaining 50% at the   schedule as unvested
               after 3 months (or    end of the succeeding  HDD options.
               earlier upon an       nine month period,
               involuntary           subject to continued
               termination other     employment with
               than for cause,       Quantum.
               death or disability
               or upon a voluntary
               termination for good
               reason), and as to
               the remaining 50% at
               the end of the
               succeeding nine
               month period,
               subject to continued
               employment with
               Quantum.
               ---------------------------------------------------------------------------------------------

INTERESTS OF MANAGEMENT FOR MAXTOR AND QUANTUM IN THE MERGER

MAXTOR MANAGEMENT

     Some of Maxtor's officers are parties to executive retention agreements pursuant to which the merger constitutes a change of control as defined in the agreements. If Maxtor terminates without cause the employment of Michael Cannon, the Chief Executive Officer of Maxtor, or if he resigns for good reason as

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

that term is defined in the executive retention agreement, within 12 months after the merger, all of his unvested stock options and restricted stock shall become 100% vested. If Maxtor terminates without cause the employment of Vic Jipson, Paul Tufano, K.H. Teh, Phil Duncan, Glenn Stevens, Misha Rozenberg, Dave Beaver, Pantelis Alexopoulos, Michael Wingert, or Mike Cordano, or any of these officers resigns for good reason within 12 months after the merger, their option vesting will be accelerated by an additional two years and their restricted stock will be vested 50% or prorated based upon the number of months from the restricted stock grant date, whichever is greater. As of February 2, 2001, in the aggregate options for 2,701,211 shares of Maxtor common stock and 1,231,934 shares of restricted stock, would become vested in the event of such termination of all of the above named executives. In addition, in the event of their termination without cause or resignation for good reason, Maxtor will owe severance payments of 24 months to Mr. Cannon and 12 months to Messrs. Jipson, Tufano, Teh, Duncan, Stevens, Rozenberg, Beaver, Alexopoulos, Wingert, and Cordano. The aggregate potential cost of these severance payments, if every such payment under the agreements were made, would total approximately $6.9 million. Further, in the event of their termination without cause, Maxtor would forgive outstanding balances on loans to the executive officers. In such event the above named executives would be entitled to severance in the aggregate amount of approximately $6,850,000, and loans with an aggregate principal amount of $9,300,000 and accrued interest thereon would be forgiven. In the absence of such termination, such loans would be forgiven on June 22, 2002 (in the case of Mr. Cannon), October 17, 2002 (in the case of Messrs. Tufano and Jipson) and November 18, 2002 (in the case of the other executives), provided the executives remained employed by Maxtor until such dates.

     Maxtor's Compensation Committee is considering adjustments in cash and equity compensation payable to Maxtor's executive officers which would take effect upon completion of the merger. It is possible that the Compensation Committee may make a final decision on such adjustments before the special meeting of stockholders. In the event that any material upward adjustment in compensation is approved by the Compensation Committee prior to the special meeting of stockholders, Maxtor will report the approved changes in compensation in a Form 8-K filed with the Securities and Exchange Commission. That filing would be available upon request as described in "Where You Can Find Additional Information" beginning on page 172.

QUANTUM MANAGEMENT

     Under severance arrangements put into place in connection with the merger, certain Quantum executive officers are entitled to specified severance payments if they are terminated primarily because of the merger within 9 months following the merger. These executive officers are Michael A. Brown, Chief Executive Officer and Chairman of the Board, Richard L. Clemmer, Executive Vice President, Finance and Chief Financial Officer, Jerald L. Maurer, Executive Vice President Worldwide Human Resources, Real Estate and Corporate Services, John B. Gannon, President, Hard Disk Drive Group, Debora C. Shoquist, Executive Vice President, Hard Disk Drive Operations, Curt Francis, Vice President Corporate Development and Thomas Scott, Executive Vice President, Worldwide Sales and Corporate Marketing. The aggregate potential cost of these severance agreements, which include both salary and benefits, if every such payment under the agreements was made, would total approximately $13.8 million. Under the merger agreement, Maxtor has agreed to pay a maximum of approximately $7.6 million of cash severance payments plus benefits. All of the directors and officers of Quantum participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, your interests.

     Under the merger agreement, Maxtor has agreed that for six years following the merger it will maintain director and officer liability insurance for any claims in connection with the merger agreement covering persons covered by Quantum's directors' and officers' insurance (except that Maxtor is not required to pay more than 150% of the current premium Quantum pays for its insurance).

     Both the Quantum Board and Maxtor Board are aware that Michael A. Brown, while serving on Maxtor's Board, would continue to be a director and chief executive officer of Quantum, and that Quantum's Snap subsidiary competes directly with Maxtor's NAS business. Both boards understood that

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

Mr. Brown would be subject to the confidentiality obligations imposed on him as a director of Maxtor, on the one hand, and as a director and executive officer of Quantum, on the other hand, and would therefore not be in a position to share with either company information he learned about the other company's business and operations, including a competing business, by reason of his service to the other company. Both boards believe that Mr. Brown understands and will comply with these obligations.

INTERESTS OF FINANCIAL ADVISORS IN THE MERGER

     In addition to the fees paid to Salomon Smith Barney and Lehman Brothers in connection with the merger, as of October 3, 2000 Salomon Smith Barney and its affiliates held in proprietary accounts for their benefit, 50 shares of Quantum HDD common stock and $2.5 million in principal amount of Quantum's 7% convertible preferred notes due 2004. In addition, Salomon Smith Barney is expected to be a co-lead underwriter in the planned initial public offering of Snap if that transaction occurs. Finally, the insurance syndicate includes an affiliate of Salomon Smith Barney. See "Tax Opinion Insurance Policy" beginning on page 100.

AMENDMENTS OF THE MAXTOR RESTATED CERTIFICATE OF INCORPORATION EFFECTED BY THE MERGER

AMENDMENT TO ELIMINATE UNTIL 2004 THE REQUIREMENT THAT THE NUMBER OF DIRECTORS IN EACH MAXTOR BOARD CLASS BE REASONABLY EQUAL

     Article Sixth, A. of Maxtor's restated certificate of incorporation currently provides, among other things, that Maxtor's directors shall be divided into three classes, as nearly equal in number as reasonably possible. The merger agreement provides for the amendment of Maxtor's restated certificate of incorporation to eliminate until the annual meeting of stockholders to be held in 2004 the requirement that its three classes of directors be reasonably equal in number. The Maxtor board proposes to reconstitute the board at the closing of the merger so that Class III of the board, whose term expires at the annual meeting of stockholders in 2001, will consist of two directors, Michael R. Cannon and Chong Sup Park; Class I of the board, whose term expires at the annual meeting of stockholders in 2002, will consist of one director, Michael A. Brown; and Class II of the board, whose term expires at the annual meeting of stockholders in 2003, will consist of four directors, Thomas L. Chun, Roger W. Johnson, Charles Hill, and Charles F. Christ. From and after the annual meeting of the board to be held in 2004, the board classes would again be reconstituted so that they were as nearly equal in number as possible.

     Under Maxtor's current classified board provision, a person could not take control of the board for at least two annual meetings. Under the provision as proposed to be amended, a person could not take control of the board until the third annual meeting after the closing of merger, since a majority of the directors would not stand for election until that third annual meeting. From and after the fourth annual meeting in 2004, however, the classes would again be required to be as nearly equal in numbers as practicable.

     This change is being made pursuant to the merger agreement in order to make it clear that, although Quantum HDD stockholders will hold more than 50% of Maxtor's outstanding voting stock immediately following the merger, these stockholders would not be able to take control of the Maxtor board of directors any earlier than the third annual meeting after the merger in 2003, since a majority of the board will not stand for election until 2003, and since a classified board of directors can only be removed for cause. This provision confirms and gives effect to the parties' intent in entering into the transaction that Maxtor would be the acquiring party in the merger. As a result, under the accounting rules, the historical financial statements of the combined entity will be those of Maxtor, not Quantum HDD, and the allocation of the purchase price for the transaction to intangible assets such as goodwill will be based upon the fair value of Quantum HDD's assets, rather than Maxtor's assets.

     The form of restated certificate of incorporation to be in effect following the merger, marked to show all changes from the current restated certificate of incorporation, is attached as "Annex F -- Form of

Restated Certificate of Incorporation." A vote in favor of the merger will be a vote in favor of this restated certificate of incorporation.

AMENDMENT TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

     Under Delaware law, Maxtor may only issue shares of common stock to the extent such shares have been authorized for issuance under Maxtor's restated certificate of incorporation. The restated certificate of incorporation currently authorizes the issuance by Maxtor up to 250,000,000 shares of common stock. As of February 2, 2001, 116,210,377 shares of Maxtor common stock were issued and outstanding, 22,975,685 shares of common stock were reserved for issuance under Maxtor's stock option plan (proposed to be increased to 39,975,685 under Proposal No. 2, 4,500,000 shares of common stock were reserved for issuance under Maxtor's stock purchase plan (proposed to be increased to 8,000,000 under Proposal No. 3), 390,000 shares of common stock were reserved for issuance under Maxtor's restricted stock plan, and 154,153 shares were reserved for issuance upon the exercise of stock options assumed in Maxtor's acquisition of Creative Design Solutions, Inc. Approximately 120,500,000 shares of common stock are proposed to be issued to holders of Quantum HDD common stock pursuant to the merger, and, in addition, up to approximately 12,600,000 shares of Maxtor common stock must be reserved effective as of the closing of the merger for options exercisable for Quantum HDD common stock assumed by Maxtor pursuant to the merger agreement, and 4,716,676 shares of Maxtor common stock (subject to possible adjustment under the trust indenture or as a result of any upward revision of the exchange ratio under the merger agreement) must be reserved for the possible conversion of Quantum's convertible subordinate notes for which Maxtor is obligated to reimburse Quantum under the merger agreement. As a result, even if Proposal Nos. 2 and 3 are not approved by Maxtor stockholders, without an increase in authorized shares Maxtor would not have sufficient shares available in order to issue the required number of shares in the merger. The merger agreement provides for the amendment of Maxtor's restated certificate of incorporation to increase the number of shares of common stock authorized for issuance to 525,000,000 shares.

     The purpose of the proposed amendment is to authorize additional shares of common stock which will be available for issuance in the merger, for a reserve for issuance upon exercise of stock options assumed in the merger, and also in the event the board of directors determines that it is necessary or appropriate to issue additional shares in connection with a stock dividend, additional equity incentives to employees and officers, or for other corporate purposes. The availability of additional shares of common stock is particularly important in the event that Maxtor needs to undertake any of the foregoing actions on an expedited basis and wishes to avoid the time and expense of seeking stockholder approval in connection with the contemplated issuance of common stock. Maxtor has no present agreement or arrangement to issue any of the additional authorized shares other than in connection with the merger and the exercise of options assumed in the merger.

     The increase in authorized common stock will not have any immediate effect on the rights of existing stockholders except the effects of the merger described in this joint proxy statement/prospectus. However, the board will have the authority to issue common stock without requiring future stockholder approval of such issuances, except as may be required by applicable law. To the extent that additional shares are issued in the future, they may decrease the existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the existing stockholders.

     The increase in the authorized number of shares of common stock and the subsequent issuance of shares could have the effect of delaying or preventing a change in control of Maxtor without further action by the stockholders. Shares of authorized and unissued common stock could, within the limits imposed by applicable law, be issued in one or more transactions which make a change in control of Maxtor more difficult, and therefore less likely. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of common stock, and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of Maxtor. The board of directors is not currently aware of any attempt to acquire Maxtor. While it may be deemed to have potential anti-takeover effects, the proposed amendment to increase the authorized common stock is not prompted by any specific effort or takeover threat currently perceived by management.

MAXTOR BOARD COMPOSITION

     Upon the closing of the merger:

     - Maxtor's board of directors will be reduced from eight to seven directors;

     - two existing directors, Y.H. Kim and C.S. Chung, will resign; and

     - Michael A. Brown, chairman and chief executive officer of Quantum corporation, will be appointed to the Maxtor board.

     At the closing, the Maxtor board will be comprised of Dr. C.S. Park (chairman), Michael R. Cannon, Charles Hill, Thomas L. Chun, Roger W. Johnson, Charles F. Christ, and Michael A. Brown. In addition, the classes of the Maxtor board of directors will be adjusted so that two directors, Dr. C.S. Park and Michael R. Cannon, will have a term expiring at the annual meeting of stockholders to be held in 2001, one director, Michael A. Brown, will have a term expiring at the annual meeting of stockholders to be held in 2002, and the four other directors will have terms expiring at the annual meeting of stockholders in 2003. See "Amendments of the Maxtor Restated Certificate of Incorporation Effected by the Merger -- Amendment to Eliminate Until 2004 the Requirement that the Number of Directors in Each Maxtor Board Class be Reasonably Equal," beginning on page 92.

SEVERANCE COSTS

     Pursuant to the merger agreement, Maxtor has agreed to hire, or in the event Maxtor does not hire, pay the severance costs associated with the termination of up to 2,600 individuals employed by Quantum in Quantum HDD and 535 individuals employed by Quantum in its corporate division, provided such individuals are terminated within 30 days prior to the completion of the merger or within nine months thereafter. The projected aggregate cost of such severance is estimated to be approximately $40 million. In addition, Maxtor has agreed to pay for a portion of the severance costs associated with the termination of seven identified members of Quantum's senior management, in the event such individuals are terminated primarily because of the merger within nine months following the completion of the merger. Maxtor's maximum obligation with regard to the potential severance costs associated with these seven individuals is $7,646,600.

MATERIAL TAX CONSEQUENCES OF THE SPLIT-OFF AND MERGER

     Quantum and Maxtor have received an opinion from Ernst & Young to the effect that (either by themselves or in conjunction with the merger) the separation and the redemption should qualify as tax-free transactions to Quantum, Quantum's new subsidiary and holders of Quantum HDD common stock under
Section 355 and related sections of the Internal Revenue Code, or the Code. The following discussion of Section 355 is based upon the opinion of Ernst & Young. The obligations of the parties to the merger agreement are conditioned on the receipt by Quantum and Maxtor of a re-issued opinion from Ernst & Young to the same effect as its previous opinion without any adverse qualifications or modifications.

     The obligations of the parties to the merger agreement are also conditioned on the receipt by Quantum and Maxtor of an opinion from their respective counsel, Wilson Sonsini Goodrich & Rosati, a Professional Corporation, and Gray Cary Ware & Freidenrich LLP, respectively, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

     The opinion of Ernst & Young issued prior to the execution of the merger agreement was, and the re-issued opinion of Ernst & Young, as well as the separate opinions of Wilson Sonsini Goodrich & Rosati and Gray Cary Ware & Freidenrich, will all be, subject to limitations and qualifications and based on various representations. None of the opinions, nor the description of the material federal income tax consequences set forth in the following discussion, is binding on the IRS or the courts and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court.

CONSEQUENCES TO QUANTUM

     When a parent corporation distributes to its stockholders the stock of a subsidiary, the distribution can qualify for tax-free treatment to both the parent corporation and its stockholders if it meets certain conditions described in Section 355 of the Code. The separation and the redemption have been structured to comply with these conditions. Moreover, Ernst & Young has delivered an opinion to Quantum (and a letter entitling Maxtor to rely on its opinion) that the separation and the redemption, if carried out as planned, should meet the conditions prescribed by Section 355 and thus should qualify for tax-free treatment to Quantum, the newly-formed subsidiary and the holders of Quantum HDD common stock. The following discussion is based upon the opinion of Ernst & Young. The full text of the Ernst & Young opinion has been filed as an exhibit to the registration statement on Form S-4 filed by Maxtor with the Securities and Exchange Commission and the following discussion, insofar as it summarizes this opinion, is qualified in its entirety by reference to that exhibit. The parties' obligations to carry out the merger are conditioned on their receipt of a re-issued opinion from Ernst & Young confirming its prior opinion.

     Even if a parent corporation's distribution of its subsidiary's stock meets the general Section 355 conditions, if either the parent corporation or the subsidiary is acquired pursuant to a plan of which the distribution is a part, special rules provided in Section 355(e) generally require the parent corporation to recognize gain on the distribution. Specifically, Section 355(e) applies if, pursuant to a plan (or series of related transactions) of which the distribution is a part, one or more persons acquire, directly or indirectly, a 50% or greater interest in either the parent or the subsidiary. For this purpose, any acquisitions of stock of either corporation within two years before or after the distribution are presumed to be part of the plan unless the parent corporation establishes otherwise.

     The merger will not itself cause Quantum to recognize gain on the separation and redemption under Section 355(e) as long as the holders of Quantum HDD common stock own more than 50% of the Maxtor common stock outstanding immediately after the merger. The exchange ratio in the merger has been set so that the holders of Quantum HDD common stock will own at least 50.1%, of the Maxtor common stock outstanding immediately after the merger. Ernst & Young has specifically opined that, assuming the exchange ratio has been so set, the merger should not cause the separation to be taxable by reason of Section 355(e).

     Even if the merger does not by itself result in the application of Section 355(e) to the redemption, that section could apply as a result of the combined effect of the merger and other transactions that are, or are treated as, part of the redemption plan. The merger will result in an acquisition of interest in Quantum HDD of up to 49.9% -- just below the 50% threshold of Section 355(e). Therefore, if other transactions in the stock of Quantum, Quantum's new subsidiary, or Maxtor are considered as part of a plan that includes the redemption and the merger, those transactions, together with the merger, could result in an acquisition of a 50% or greater interest in Quantum HDD.

     In rendering its opinion, Ernst & Young considered the following transactions in Quantum stock that occurred during the past two years of which it was advised by Quantum and the following transactions in Maxtor stock that could be expected to occur during the two years following the redemption of which it was advised by Maxtor and specifically opined that these transactions should not be treated as acquisitions of shares pursuant to a plan (or series of related transactions) for purposes of Section 355(e):

          (a) The issuance of shares of Quantum HDD common stock to the historic shareholders of Snap Division Corporation (previously known as Meridian Data, Inc.), a company acquired by Quantum in October 1999.

          (b) The issuance of shares of Quantum common stock to the historic shareholders of ATL Products, Inc., a company acquired by Quantum in October 1998.

          (c) The issuance of shares of Quantum HDD common stock prior to the merger under existing Quantum equity compensation plans pursuant to (i) the exercise of options or (ii) the grant of restricted stock.

          (d) The issuance of Maxtor shares after the merger under existing Maxtor equity compensation plans pursuant to (i) the exercise of options or
     (ii) the grant of restricted stock in the ordinary course consistent with past practices.

          (e) The issuance of Maxtor shares after the merger pursuant to the exercise of employee options to purchase Quantum HDD common stock that will be assumed by Maxtor.

          (f) The issuance of Maxtor restricted shares pursuant to the exchange by employees of restricted Quantum HDD common stock for restricted Maxtor shares.

          (g) The issuance of shares of Quantum HDD common stock prior to the merger, and the issuance of Maxtor shares after the merger, if any, which are issued to holders of Quantum convertible debentures which were issued in August 1997.

          (h) Public trading in Quantum HDD common stock and in Maxtor shares.

          (i) Quantum's issuance of Quantum HDD common stock and of Quantum DSS common stock to Quantum stockholders in Quantum's reclassification of its stock into tracking stocks in August 1999.

          (j) The issuance of Quantum DSS common stock pursuant to employee options exercisable into Quantum DSS common stock or the issuance of restricted Quantum DSS common stock pursuant to the merger.

          (k) The redemption of Quantum shares pursuant to Quantum's open market stock repurchase programs.

     Ernst & Young's opinion specifically states that its opinions and conclusions are based upon an analysis of the Code as in effect on the date of the opinion, Treasury regulations, current case law, and published IRS authority and that the foregoing are subject to change, which may be retroactively effective. In its opinion, Ernst & Young also expressly disclaims any obligation to update its opinion for changes in facts or law occurring subsequent to the date of its opinion. Ernst & Young's ability to re-issue its opinion at the closing of the merger will depend on it being satisfied that no change in facts or law since October 3, 2000 has prevented it from being able to do so. The re-issued opinion, if rendered, will contain qualifications, limitations and disclaimers corresponding, as of the closing date, to those contained in its initial opinion.

     In addition, Ernst & Young has advised that Section 355(e) is a relatively new provision of law. Accordingly, little authoritative guidance exists regarding its interpretation. In particular, there is uncertainty over the analysis to be used to determine whether transactions are part of a plan (or series of related transactions). In addition, such a determination is inherently factual and subject to the interpretation of the facts and circumstances of a particular case. Ernst & Young's opinion particularly notes that the regulations regarding the definition of "plan (or series of related transactions)" under
Section 355(e) are proposed, and have not become final and that such regulations, when finalized, could affect the conclusions reached in its opinion. At the time Ernst & Young issued its opinion proposed regulations were pending but those proposals were withdrawn and replaced with new proposals in January 2001. Ernst & Young has informed Quantum and Maxtor that the content of the new proposals does not give Ernst & Young any reason to believe it will not be able to re-issue its opinion at the closing of the merger (assuming that Quantum and Maxtor are each able to confirm the representations they made to Ernst & Young in connection with its original opinion). However, the new proposals do not directly address several of the issues concerning the effect of
Section 355 on the merger. Further, the final regulations may differ from the new proposals in respects material to the merger and, even if the final regulations take effect in substantially the form of the new proposals, they will only govern transactions completed after their effective date whereas Maxtor and Quantum expect to close the merger before that date.

     If the redemption was taxable to Quantum under Section 355(e), Quantum would recognize taxable gain on the redemption as if it had sold for its fair market value Quantum's new subsidiary's common stock distributed in the redemption. The amount of any such tax liability would be the amount by which the aggregate market value of Quantum HDD (determined by reference to the trading value of Quantum HDD common stock on the closing date) exceeds Quantum's basis in the assets comprising Quantum HDD and, depending on what that amount is, the amount of tax could be many hundred million dollars. See "Tax Risks Related to the Split-off and Merger" beginning on page 36.

CONSEQUENCES TO HOLDERS OF QUANTUM HDD COMMON STOCK

     The following discussion summarizes certain of the material federal income tax considerations of the redemption and merger that are generally applicable to holders of Quantum HDD common stock. The discussion assumes that the holders of Quantum HDD common stock hold their stock for investment.

     HOLDERS OF QUANTUM HDD COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

     As a first step in the combination of Maxtor and Quantum HDD, Quantum will separate the Quantum HDD business from Quantum DSS and transfer the assets of Quantum HDD to a newly-formed subsidiary in exchange for all of the new subsidiary's common stock. Immediately following the first step, each share of Quantum HDD common stock will be redeemed in exchange for a share of the subsidiary's common stock. The redemption will be a book entry redemption, with no common stock certificates of the subsidiary issued. After the split-off occurs, the subsidiary will merge into Maxtor, with Quantum HDD stockholders receiving Maxtor common stock in exchange for common stock of the subsidiary.

     In general, the redemption should qualify as a tax-free transaction to the Quantum HDD stockholders under Section 355(a) of the Code assuming the newly-formed subsidiary is a wholly-owned subsidiary of Quantum immediately before the redemption, Quantum distributes or is deemed to distribute all of the subsidiary stock to the Quantum HDD stockholders, both the newly-formed subsidiary and Quantum satisfy an active business test, and the redemption is deemed to be carried out for a corporate business purpose and not principally as a device for the distribution of the earnings and profits of Quantum or the subsidiary or both corporations. Even though the subsidiary is a new corporation, the subsidiary will be deemed to satisfy the active business test provided the business transferred from Quantum to the subsidiary has been conducted for at least 5 years prior to the redemption, excluding any portions of the transferred business acquired by Quantum in taxable transactions within the 5 year period.

     Section 355(e) of the Code contains additional requirements related to the tax-free split-off transaction, relating to acquisitions of Quantum or the subsidiary in connection with the redemption. If the split-off satisfies the requirements of Section 355(a) of the Code but does not satisfy the requirements of Section 355(e) of the Code, the split-off would be taxable to Quantum but not to the Quantum HDD stockholders.

     The Ernst & Young opinion specifically opines (subject to the limitations, qualifications and assumptions stated in the opinion) that the split-off (including the redemption) should qualify as a tax-free transaction under
Section 355(a) of the Code.

     It is Ernst & Young's opinion that the following should be the material federal income tax consequences of the split-off to holders of Quantum HDD common stock:

     - Holders of Quantum HDD common stock should not recognize gain, loss, or income on their receipt of common stock of the subsidiary in exchange for their Quantum HDD common stock.

     - The aggregate tax basis of the Spinco common stock received by each holder of Quantum HDD common stock in the redemption should be the same as the aggregate tax basis of Quantum HDD common stock surrendered in the exchange.

     - The holding period of the subsidiary's common stock received by each holder of Quantum HDD common stock in the redemption should include the period during which the holder held his Quantum HDD common stock.

     If the redemption does not qualify as a tax-free transaction, the federal income tax consequences of the redemption to a particular holder of Quantum HDD common stock would depend on the extent to which the holder also owns Quantum DSS common stock. If a holder of Quantum HDD common stock does not own any Quantum DSS common stock, the holder would recognize capital gain or loss on the redemption measured by the difference between the value of the common stock of the subsidiary received in the redemption and the holder's tax basis in his Quantum HDD common stock. If a holder of Quantum HDD common stock also owns Quantum DSS common stock, and the redemption does not meaningfully reduce the holder's overall interest in Quantum, the distribution of common stock of the subsidiary would be treated as a dividend, to the extent that the value of the stock does not exceed Quantum's earnings and profits. The holder would be subject to tax on the dividend at ordinary income rates. If the value of the common stock of the subsidiary distributed as a dividend exceeds Quantum's earnings and profits, the excess would be treated first as a tax-free return of the holder's investment, up to the holder's basis in his Quantum stock and any remaining excess would be treated as a capital gain. If the holder is a United States corporation, it would generally be able to claim a deduction equal to a portion of any dividends received. Regardless of whether the redemption is treated as a dividend, if the redemption is treated as a taxable transaction, a holder's tax basis in the common stock of the subsidiary received by the holder would equal the fair market value of that stock, and the holder's holding period for the stock would begin on the day following the redemption.

     It is the opinion of Wilson Sonsini Goodrich & Rosati and Gray Cary Ware & Freidenrich that the following will be the material federal income tax consequences of the merger to holders of Quantum HDD common stock:

          (a) The merger will qualify as a reorganization within the meaning of
     Section 368(a) of the Code.

          (b) No gain or loss will be recognized by the holders of Quantum HDD common stock upon the receipt of Maxtor common stock in exchange for their common stock of the subsidiary in the merger.

          (c) A holder of Quantum HDD common stock who receives cash in lieu of a fractional share of Maxtor common stock will be treated as if he had received the fractional share and then had that share redeemed for the cash. The holder will recognize gain or loss equal to the difference between the cash received and that portion of his basis in the Maxtor common stock attributable to the fractional share.

          (d) The aggregate tax basis of the Maxtor common stock received by each holder of Quantum HDD common stock in the merger (including any fractional share that the holder will be treated as having received and then had immediately redeemed for cash) will be the same as the aggregate tax basis of the common stock of the subsidiary surrendered in the exchange.

          (e) The holding period of the Maxtor common stock received by each holder of Quantum HDD common stock in the merger will include the period during which the holder held his Quantum HDD common stock.

     If the merger does not qualify as a reorganization, each holder of Quantum HDD common stock would recognize capital gain or loss on the holder's exchange of common stock of the subsidiary for Maxtor common stock. This gain or loss would be measured by the difference between (i) the sum of the value of the Maxtor common stock received by the holder and the amount of any cash received by the holder in lieu of a fractional share of Maxtor common stock, and (ii) the holder's tax basis in his common stock of the subsidiary. If the redemption is treated as a taxable transaction, a holder of Quantum HDD common stock would recognize no further income or gain as a result of the merger, because the holder's basis in the common stock of the subsidiary received in the redemption would equal the fair market value of that stock. If the merger does not qualify as a reorganization, a holder's tax basis in the Maxtor common stock received in the merger would equal the fair market value of that stock, and the holder's holding period for the stock would begin on the day following the merger.

     THE PRECEDING DISCUSSION IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. HOLDERS OF QUANTUM HDD COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE REDEMPTION AND THE MERGER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS AND THE EFFECTS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

CONSEQUENCES TO HOLDERS OF QUANTUM DSS COMMON STOCK

     Holders of Quantum DSS common stock should not recognize any gain or loss as a result of the redemption or the merger.

CONSEQUENCES TO MAXTOR STOCKHOLDERS

     Maxtor stockholders should not recognize any gain or loss as a result of the redemption or the merger.

CONSEQUENCES TO MAXTOR

     Maxtor should not recognize any gain or loss as a result of the redemption or the merger. However, certain of Maxtor's tax attributes, such as its net operating losses, will likely be subject to limitation as a result of the change in ownership of Maxtor occurring as a result of the merger. Under the tax sharing agreement, Maxtor has agreed to indemnify Quantum for certain of Quantum's taxes, penalties and interest. See "The Separation Documents -- Tax Sharing and Indemnity Agreement," beginning on page 137, and "Tax Risks Related to the Split-off and Merger," beginning on page 36.

ADDITIONAL TAX CONSIDERATIONS

     The above discussion does not deal with all United States federal income tax consequences that may result from the separation, the redemption and the merger and does not deal with all United States federal income tax considerations that may be relevant to particular stockholders in light of their particular circumstances, such as stockholders, if any, who are dealers in securities, banks, insurance companies, tax-exempt organizations, or foreign persons, stockholders who acquired their stock through stock option or stock purchase programs or in other compensatory transactions, or who hold their stock as part of an integrated investment (including a "straddle") comprised of shares of stock and one or more other positions, or stockholders who have entered into a constructive sale of their stock under the recently enacted constructive sale provisions of the Code.

     The above discussion does not address the tax consequences of transactions effectuated prior to, at the time of, or after the redemption and merger (whether or not such transactions are in connection with the redemption or merger), including, without limitation, the exercise of options, warrants or similar rights to purchase stock, or the exchange, assumption or substitution of options, warrants or similar rights to purchase Quantum stock for rights to purchase Maxtor common stock. The above discussion assumes that the amount received in the merger with respect to each share of Quantum HDD common stock is approximately equal to the fair market value thereof. The above discussion below does not consider any foreign, state or local tax considerations. The above discussion is based on legal authorities in existence as of the date hereof. No assurances can be given that future legislation, regulations, administrative pronouncements or court decisions will not significantly change the law and materially affect the conclusions expressed above. Any such change, even though made after consummation of the merger, could be applied retroactively. No ruling from the IRS will be requested concerning the federal income tax consequences of the separation, the redemption or the merger.

     STOCKHOLDERS ARE ADVISED AND ARE EXPECTED TO CONSULT WITH THEIR OWN LEGAL AND TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF THE REDEMPTION AND THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AND ANY OTHER CONSEQUENCES TO THEM OF THE REDEMPTION AND THE MERGER UNDER STATE, LOCAL AND FOREIGN TAX LAWS.

TAX OPINION INSURANCE POLICY

     Maxtor and Quantum have obtained a tax opinion insurance policy from a syndicate of major insurance companies. It is a condition to the closing of the merger that this insurance policy be in full force and effect. The full text of the form of policy has been filed as an exhibit to the registration statement on Form S-4 filed by Maxtor with the Securities and Exchange Commission and the following summary of the policy is qualified in its entirety by reference to that exhibit. If an insured tax loss is sustained by Quantum, the insurers will be contractually obligated to indemnify Quantum for such loss (or Maxtor, to the extent Maxtor pays the loss), up to the limits of the policy. The limits of insurance total $340 million, including expenses of a tax contest, up to $2 million. The insurance applies to federal income tax, or state income or franchise tax, liability that Quantum may be determined to have incurred as a result of the split-off of Quantum HDD as part of the transaction that combines Quantum HDD and Maxtor. Maxtor has paid the full insurance premiums in the amount of approximately $15.7 million. In the event the merger agreement is terminated, Maxtor is entitled to receive 85% of the premium payments back from the insurers.

     The policy contains provisions similar or identical to those found in many other commercial insurance policies, including provisions for payment of contest expenses, submittal and notice of claims, assistance and cooperation between the insurers and the insureds, rights of subrogation for the insured in the event a claim is paid, choice of counsel in the event of a tax contest proceeding, arbitration of and choice of forum for insurance disputes, choice of law applicable to policy interpretation and assignments of rights. The policy is also subject to a number of customary conditions, exceptions and exclusions, including:

     - Quantum and Maxtor must give notice within 60 days of receiving any demand or claim from a tax authority for payment of taxes in connection with the split-off and the merger;

     - Quantum and Maxtor must give notice within 60 days of receiving any other written communications from a tax authority that could reasonably require the insurers to make a payment under the policy, if the failure to give notice could adversely affect the insurers' rights or obligations under the policy;

     - Quantum and Maxtor must have prepared and filed tax returns and taken reasonable steps to mitigate any insured tax loss;

     - the insurance will not pay for an insured tax loss caused by changes in the operative documents relating to the merger without prior written notification to and consent of the insurers;

     - the insurance will not pay for an insured tax loss caused by failure of Maxtor or Quantum to follow conditions stated in the opinion issued by Ernst & Young, the Maxtor officer's tax certificate and certain other documents relating to the merger, provided such failure is material to the insurers' liability; and

     - the insurance will not pay for an insured tax loss caused by a breach in the representations made in the Maxtor officer's tax certificate and certain other documents relating to the merger, provided such failure is material to the insurers' liability.

     In addition, the policy will not pay for a tax loss caused by a change in governing tax law material to the insurer's liability. However, if such a change occurs, Maxtor and Quantum believe it is unlikely that Ernst & Young will be able to re-issue its October 3, 2000 tax opinion, in which the event either of them could decline to complete the merger. See "Material Tax Consequence of the Split-off and Merger," beginning on page 94, and "The Merger
Agreement -- Conditions to Closing," on page 127.

     The policy will have a basic term of six years from the date the merger closes. However, if any statute of limitations prescribes a longer period in which a tax authority can assert a claim relating to the merger, the policy will remain in effect, as to that claim, until the longer period has ended. In addition, if a claim by a tax authority is pending on the sixth anniversary of the closing, the policy will continue to cover that claim until it is resolved (subject to compliance with the claims procedures stated in the policy and also subject to the limits of coverage not having been used up by other claims).

     As is the case under any insurance policy, coverage is available for all covered claims until the coverage limit is reached. Accordingly, Quantum and Maxtor are entitled to make an unlimited number of claims under the policy, subject to its coverage limits and other provisions. This addresses the possibility that different tax authorities (for instance, the IRS and a state tax authority) could assert tax claims at different times and in different amounts in connection with the merger during the term of the policy.

     The table provides information about the members of the insurance syndicate and their respective portions of the total $340 million of insurance coverage:

                                                                  COUNTRY                   STANDARD &
  FINANCIAL                                                          OF        AM BEST        POOR'S
PARTICIPATION                 IDENTITY OF INSURER                 DOMICILE    RATINGS(1)    RATING(1)
-------------                 -------------------                 --------    ----------    ----------
$50Million       Gulf Underwriters Ins. Co.(2)                     US           A+IX           AA
$50Million       American International Speciality Lines Ins.      US          A++XV           AAA
                 Co. (AIG)
$25M             Nutmeg Ins. Co. (The Hartford)                    US           A+XV           AA
$25M             Liberty Surplus Insurance Corp. (Liberty          US           A+XV           AA-
                 Mutual)
$25M             North American Capacity Ins. Co. (Swiss RE)       US          A++XV           AAA
$75M             Lloyds of London                                  UK           A XV           A+
$50M             Lloyds of London                                  UK           A XV           A+
$15M             Kemper Surplus Lines Ins. Co.                     US           A XV        No rating
$10M             Steadfast Ins. Co. (Zurich)                       US           A+XV           AA+
$10M             Columbia Casualty Ins. Co. (CNA)                  US           A XV            A
$5M              Royal Ins. Co. of America                         US          A+XIV           AA-

-------------------------
(1) AM Best and Standard & Poor's are two of the principal rating agencies. The letters used in these ratings (e.g., "A" or "AA") represent the rating agency's overall evaluation of the issuer's financial strength, operating performance and market profile. AM Best's financial size categories (denoted by Roman numerals, e.g. "IX" or "XV") reflect the issuer's size based on its capital surplus and additional reserve funds in millions of dollars. A category of IX reflects between $250 and $500 million; XIV reflects between $1.5 billion and $2 billion; XV reflects greater than $2 billion. Neither Maxtor nor Quantum assumes any responsibilities for these ratings which represent evaluations by the rating agencies.

(2) An affiliate of Salomon Smith Barney, which is serving as financial advisor to Maxtor in connection with the merger.

ANTICIPATED ACCOUNTING TREATMENT OF THE MERGER

     Maxtor will account for the merger as a purchase of Quantum HDD utilizing the purchase method of accounting. Under purchase accounting, Maxtor will measure the purchase price at the fair value of the consideration given for the Quantum HDD common stock and for options to purchase Quantum HDD common stock assumed by Maxtor, plus the amount of direct transaction and merger restructuring costs. Maxtor will allocate these costs to the individual assets acquired, including tangible assets and various identifiable intangible assets such as acquired technology, acquired trademarks and acquired workforce, and to in-process research and development and liabilities assumed, including estimated restructuring costs, based on their respective fair values. Intangible assets, including goodwill, will be generally amortized over a three- to seven-year period. The portion of the purchase cost allocated to in-process research and development will be charged to expense immediately upon closing of the transaction.

       MAXTOR UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following Maxtor Unaudited Pro Forma Condensed Combined Financial Statements are presented to illustrate the effects of the merger on the historical financial position and operating results of Maxtor and Quantum HDD. The pro forma condensed combined statements were prepared as if the acquisition had been completed as of December 27, 1998 for statement of operations purposes and as of September 30, 2000 for balance sheet purposes. The pro forma condensed combined statements have been derived from, and should be read in conjunction with, the historical financial statements, including the notes thereto, of each of Maxtor, Quantum and Quantum HDD. For Maxtor, those financial statements are included in Maxtor's quarterly report on Form 10-Q for the quarter ended September 30, 2000, and its annual report on Form 10-K for the fiscal year ended January 1, 2000, which are incorporated into this joint proxy statement-prospectus by reference. For Quantum and Quantum HDD, those financial statements are included in Quantum's quarterly report on Form 10-Q for the period ended October 1, 2000 and annual report on Form 10-K for the fiscal year ended March 31, 2000, which are incorporated into this joint proxy statement-prospectus by reference. See "Where You Can Find More Information," beginning on page 172. In addition, the income statement for the quarter ended March 31, 2000 for Quantum HDD has been used to conform its financial reporting period for the nine month period ended September 30, 2000 to approximate that of Maxtor's.

     The pro forma condensed combined statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase consideration, including estimated merger related costs, to the acquired assets and assumed liabilities of Quantum HDD. The final allocation of the purchase consideration will be determined after the completion of the merger and will be based on comprehensive appraisals of the fair value of Quantum HDD's tangible assets acquired, liabilities assumed, identifiable intangible assets and goodwill at the time of the merger. The final determination of tangible and intangible assets may result in depreciation and amortization expense that is different than the preliminary estimates of these amounts. To the extent that a portion of the purchase price is allocated to in-process research and development as is anticipated, a charge will be recognized for the period in which the merger occurs. That charge may be material to Maxtor's results of operations.

     The pro forma condensed combined statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Maxtor would have been had the merger occurred on the date assumed, nor are they necessarily indicative of future consolidated results of operations or financial position.

          MAXTOR UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             AT SEPTEMBER 30, 2000
                                 (IN MILLIONS)

                                                       HISTORICAL
                                               ---------------------------
                                                                 QUANTUM
                                                  MAXTOR           HDD
                                               SEPTEMBER 30,    OCTOBER 1,     PRO FORMA     PRO FORMA
                                                   2000            2000       ADJUSTMENTS    COMBINED
                                               -------------    ----------    -----------    ---------
ASSETS
  Current assets:
     Cash and marketable securities..........     $351.0         $  491.9       $   --       $  842.9
     Accounts receivable, net................      268.5            380.4           --          648.9
     Inventories, net........................      107.3            140.2         13.8(A)       261.3
     Deferred taxes..........................         --             84.0        (84.0)(D)         --
     Prepaid expenses and other..............       18.2             58.0           --           76.2
                                                  ------         --------       ------       --------
       Total current assets..................      745.0          1,154.5        (70.2)       1,829.3
  Property, plant and equipment, net.........      159.2            147.6          7.6(A)       314.4
  Goodwill and other intangible assets,
     net.....................................       47.5              0.3        484.9(B)       532.7
  Other assets...............................       13.9             36.1           --           50.0
                                                  ------         --------       ------       --------
       Total assets..........................     $965.6         $1,338.5       $422.3       $2,726.4
                                                  ======         ========       ======       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
     Short-term borrowings, including current
       portion of long-term debt.............     $ 15.3         $    0.4       $   --       $   15.7
     Accounts payable........................      408.3            307.8           --          716.1
     Accrued and other liabilities...........      150.6            259.4         90.0(C)       500.0
                                                  ------         --------       ------       --------
       Total current liabilities.............      574.2            567.6         90.0        1,231.8
  Deferred taxes.............................         --             40.5        (40.5)(D)         --
  Long-term debt.............................       92.3            108.2        (18.8)(E)      181.7
                                                  ------         --------       ------       --------
       Total liabilities.....................      666.5            716.3         30.7        1,413.5
  Total stockholders' equity.................      299.1            622.2        391.6(F)     1,312.9
                                                  ------         --------       ------       --------
       Total liabilities and stockholders'
          equity.............................     $965.6         $1,338.5       $422.3       $2,726.4
                                                  ======         ========       ======       ========

See accompanying Notes to Maxtor Unaudited Pro Forma Condensed Combined Financial Statements.

                 MAXTOR UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED JANUARY 1, 2000
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                      HISTORICAL
                                           --------------------------------
                                               MAXTOR         QUANTUM HDD
                                             YEAR ENDED        YEAR ENDED       PRO FORMA       PRO FORMA
                                           JANUARY 1, 2000   MARCH 31, 2000    ADJUSTMENTS      COMBINED
                                           ---------------   --------------    -----------      ---------
Revenues.................................     $2,486.1          $3,311.6         $    --        $5,797.7
Cost of revenues.........................      2,287.3           3,081.5             1.5(G)      5,370.3
                                              --------          --------         -------        --------
Gross profit.............................        198.8             230.1            (1.5)          427.4
                                              --------          --------         -------        --------
Operating expenses:
  Research and development...............        191.5             242.4              --           433.9
  Selling, general and administrative....         89.3             176.3              --           265.6
  Stock-based compensation...............          2.5                --            69.0(H)         71.5
  Acquired in-process technology.........          7.0                --              --             7.0
  Amortization of goodwill and other
     intangible assets...................          3.1                --           125.0(I)        128.1
  Special charges........................           --               2.3              --             2.3
                                              --------          --------         -------        --------
     Total operating expenses............        293.4             421.0           194.0           908.4
                                              --------          --------         -------        --------
Loss from operations.....................        (94.6)           (190.9)          195.5          (481.0)
Interest and other income, net...........         46.0              12.7            (4.9)(J)        53.8
                                              --------          --------         -------        --------
Loss before income taxes.................        (48.6)           (178.2)         (200.4)         (427.2)
Provision for (benefit from) income
  taxes..................................          1.5             (73.4)          103.4(K)         31.5
                                              --------          --------         -------        --------
Net loss.................................     $  (50.1)         $ (104.8)        $(303.8)       $ (458.7)
                                              ========          ========         =======        ========
Net loss per share -- basic..............     $  (0.48)         $  (1.26)                       $  (2.07)
Net loss per share -- diluted............     $  (0.48)         $  (1.26)                       $  (2.07)
Shares used in per share
  calculation -- basic...................        105.5              83.1                (L)        221.3
Shares used in per share
  calculation -- diluted.................        105.5              83.1                (L)        221.3

See accompanying notes to Maxtor Unaudited Pro Forma Condensed Combined Financial Statements.

                 MAXTOR UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                    HISTORICAL
                                           ----------------------------
                                              MAXTOR        QUANTUM HDD
                                            NINE MONTHS     NINE MONTHS
                                               ENDED           ENDED
                                           SEPTEMBER 30,    OCTOBER 1,      PRO FORMA     PRO FORMA
                                               2000            2000        ADJUSTMENTS    COMBINED
                                           -------------    -----------    -----------    ---------
Revenues.................................    $1,977.7        $2,589.3        $    --      $4,567.0
Cost of revenues.........................     1,706.6         2,253.3            1.1(G)    3,961.0
                                             --------        --------        -------      --------
Gross profit.............................       271.1           336.0           (1.1)        606.0
                                             --------        --------        -------      --------
Operating expenses
  Research and development...............       171.4           180.9             --         352.3
  Selling, general and administrative....        75.3           129.6             --         204.9
  Stock-based compensation...............          --              --           11.3(H)       11.3
  Amortization of goodwill and other
     intangible assets...................         7.6              --           93.0(I)      100.6
  Special charges........................          --            (0.1)            --          (0.1)
                                             --------        --------        -------      --------
     Total operating expenses............       254.3           310.4          104.3         669.0
                                             --------        --------        -------      --------
Income (loss) from operations............        16.8            25.6         (105.4)        (63.0)
Interest and other income, net...........        11.4            14.7           (3.7)(J)      22.4
                                             --------        --------        -------      --------
Income (loss) before income taxes........        28.2            40.3         (109.1)        (40.6)
                                             --------        --------        -------      --------
Provision for income taxes...............         1.4            15.6          (15.6)(K)       1.4
                                             --------        --------        -------      --------
Net income (loss)........................    $   26.8        $   24.7          (93.5)     $  (42.0)
                                             ========        ========        =======      ========
Net income (loss) per share -- basic.....    $   0.23        $   0.31                     $  (0.18)
Net income (loss) per share -- diluted...    $   0.22        $   0.29                     $  (0.18)
Shares used in per share
  calculation -- basic...................       114.9            80.7               (L)      232.4
Shares used in per share
  calculation -- diluted.................       119.2            85.8               (L)      232.4

See accompanying notes to Maxtor Unaudited Pro Forma Condensed Combined Financial Statements.

                      NOTES TO MAXTOR UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRO FORMA PRESENTATION

     On October 4, 2000, Maxtor and Quantum announced their agreement to merge Maxtor and Quantum HDD in a transaction to be accounted for as a purchase, with Maxtor treated as the acquiror. Under the terms of the merger, 1.52 shares of Maxtor common stock will be exchanged for each outstanding share of Quantum HDD common stock at the closing date of the merger. In addition, Maxtor will assume certain outstanding Quantum HDD common stock options as provided in the merger agreement and a subsequent agreement between the parties. The estimated purchase price was based on shares outstanding at October 3, 2000 of Quantum HDD common stock and of Quantum HDD options and restricted stock held by Quantum HDD and corporate employees. The actual shares of common stock and options to be issued by Maxtor will depend on the actual number of shares of Quantum HDD common stock and Quantum HDD options outstanding on the closing date of the merger and, with respect to the options, will depend on the options held by transferred employees, Quantum employees terminated prior to the merger and transition employees. The average market price per share of Maxtor common stock of $9.40 is based on the average closing market price as of October 4, 2000, the date the proposed merger was announced, and for the two trading days prior to and two trading days subsequent to October 4, 2000. The 20,000,000 options, at an adjusted weighted-average exercise price of $5.00, were valued by applying the Black-Scholes valuation model.

     The purchase consideration is estimated as follows (in millions):

Common stock................................................  $1,110.0
Assumption of Quantum HDD options...........................     135.8
Estimated transaction expenses..............................      25.0
                                                              --------
  Total consideration.......................................  $1,270.8
                                                              ========

     The preliminary purchase price allocation, which is subject to change based on Maxtor's final analysis, is as follows (in millions):

     Purchase Price Allocation:

  Tangible assets acquired..................................  $1,275.6
  Intangible assets acquired:
     Core and other existing technology.....................     195.0
     Trademarks.............................................      42.0
     Assembled workforce....................................      96.0
     Goodwill...............................................     152.2
  Deferred compensation.....................................      84.0
  In-process research and development.......................     188.0
  Liabilities assumed.......................................    (697.0)
  Merger and restructuring costs............................     (65.0)
                                                              --------
       Total consideration..................................  $1,270.8
                                                              ========

     A portion of the purchase price has been allocated to developed technology and acquired in-process research and development. Developed technology and in-process research and development were identified and preliminarily valued through analysis of data provided by Quantum HDD concerning developmental products, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and in-process research and development. Where developmental projects had reached technological feasibility, they were classified as developed technology, and the value assigned to developed technology was capitalized. Where the developmental

                      NOTES TO MAXTOR UNAUDITED PRO FORMA
              CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

projects had not reached technological feasibility and had no future alternative uses, they were classified as in-process research and development and will be charged to expense upon closing of the merger.

     Quantum HDD is currently developing new products that qualify as in-process research and development in multiple product areas. For the purposes of determining which projects qualified as in-process research and development, technological feasibility is defined as being equivalent to completion of design verification testing, when the design is finalized and ready for pilot manufacturing. The following is a general description of in-process research and development efforts; Current engineering efforts are focused on developing new products, integrating new technologies, improving designs to enable manufacturing efficiencies, improving product performance and integrating multiple functions into single components and multiple components into modules. The principal products to which research and development efforts are directed are as follows: Core Technology, Self Servo-writer technology, High End, Desktop and other identified projects. There is a risk that these developments and enhancements will not be competitive with other products using alternative technologies that offer comparable functionality. The preliminary analysis of research and development projects was conducted in November 2000.

Core Technology:

     Quantum HDD's core technology development efforts support future generation hard disk drives. Quantum HDD expects the development cycle for the current research and development project with respect to these products to continue for another 12 months, with expected completion dates in the fourth quarter of calendar year 2001. The development cycle is approximately 70% complete with estimated cost to complete to be incurred ratably over the remainder of the development cycle.

Self Servo-writer Technology:

     Quantum HDD's Self Servo-writer technology is being developed to write servo tracks onto the disk media during the manufacturing process replacing the need to purchase and use servo writer equipment. Quantum HDD expects the development cycle for the current research and development project with respect to the Self Servo-writer technology to continue for another 5 months, with expected completion dates in the second quarter of calendar year 2001. Development costs incurred to date are approximately $2 million with estimated cost to complete of approximately $2 million, which Quantum HDD expects to incur ratably over the remainder of the development cycle.

High End:

     Quantum HDD's High End development efforts support future generation high end hard disk drives. Quantum HDD expects the development cycle for the current research and development project with respect to the High End technology to continue for another 10 months, with expected completion dates in the fourth quarter of calendar year 2001. The development cycle is approximately 50% complete with estimated cost to complete to be incurred ratably over the remainder of the development cycles.

Desktop:

     Quantum HDD's core technology development efforts support the development of 2.5 inch hard disk drive. Quantum HDD expects the development cycle for the current research and development project with respect to the Desktop technology to continue for another 10 months, with expected completion dates in the third quarter of calendar year 2001. Development costs incurred to date are approximately $3 million with estimated cost to complete of approximately $3.3 million, which Quantum HDD expects to incur ratably over the remainder of the development cycle.

     The value assigned to in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased

                      NOTES TO MAXTOR UNAUDITED PRO FORMA
              CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased in-process research and development were based on estimates or relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Quantum HDD and its competitors. The rates utilized to discount the net cash flows to their present value are based on Quantum HDD weighted average cost of capital. Given the nature of the risks associated with the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipates market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets, the weighted average cost of capital was adjusted. Based on these factors, discount rate of 21.5% for High End and Desktop and other identified projects and discount rate of 26.5% for Core technology and Self Servo-Writer technology were deemed appropriate.

     The preliminary estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. The preliminary assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the projected results. Following are the estimated completion percentages with respect to the current research and development efforts and technology lives;

                                                              PERCENT        EXPECTED
                         PROJECT                             COMPLETED    TECHNOLOGY LIFE
                         -------                             ---------    ---------------
Core Technology..........................................       70%           7 years
Self Servo-writer technology.............................       45%           3 years
High End.................................................       50%           4 years
Desktop..................................................       50%           4 years
Other identified projects................................       50%           4 years

     The preliminary values assigned to each acquired in-process research and development project were as follows (in millions):

Core Technology.............................................  $ 61
Self Servo-writer technology................................    56
High End....................................................    36
Desktop.....................................................    27
Other identified projects...................................     8
                                                              ----
                                                              $188
                                                              ====

2. PRO FORMA ADJUSTMENTS

     The pro forma statements give effect to the allocation of the total purchase consideration to the assets and liabilities of Quantum HDD based on their respective fair values and to the amortization of the fair value over the respective useful lives. The following pro forma adjustments have been made to the Maxtor Unaudited Pro Forma Condensed Combined Financial Statements:

          (A) To adjust inventories and fixed assets to their estimated fair values. The book values of all other tangible assets acquired are estimated to approximate their fair values.

          (B) To adjust intangible assets to the estimated fair value, comprising core and other existing technology of $195.0 million, trademarks of $42.0 million, assembled workforce of $96.0 million, goodwill of $152.2 million, and eliminates Quantum HDD's intangible asset of $0.3 million.

                      NOTES TO MAXTOR UNAUDITED PRO FORMA
              CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

          (C) To record estimated employee related and other restructuring costs and merger related fees comprising (in millions):

Severance costs.............................................  $40.0
Facilities and other costs..................................   25.0
Financial advisory fees.....................................   20.0
Professional fees...........................................    5.0
                                                              -----
                                                              $90.0
                                                              -----

          Severance costs relate to severance salaries and outplacement costs incurred to terminate approximately 530 employees, consisting of 360 domestic and 170 international. Maxtor expects to pay out $17.0 million of the severance costs over the first 3 months after closing of the acquisition and $23.0 million in the 9 months thereafter.

          (D) To record the tax effect of pro forma adjustments at a tax rate of 40% and the adjustment to the valuation allowance, which reduces deferred tax assets to the amount expected to be realizable. The pro forma combined provision (benefit) for income taxes does not represent the amounts that would have resulted had Maxtor and Quantum HDD filed consolidated income tax returns during the periods presented.

          (E) To record the portion of Quantum's convertible subordinated notes that Maxtor is obligated to reimburse to Quantum at September 30, 2000. The fair value of all other debts and liabilities are assumed to approximate their book values.

          (F) To eliminate Quantum HDD's historical stockholders' equity, record the purchase consideration of $1,270.8 million and reduce stockholders' equity for in-process research and development costs of $188.0 million and deferred compensation of $84.0 million. The pro forma combined stockholders' equity, after appropriate reclassifications, comprises the following (in millions):

Common stock, $0.01 par value...............................  $    2.3
Additional paid-in capital..................................   2,343.3
Deferred compensation.......................................     (84.0)
Accumulated deficit.........................................    (953.1)
Cumulative other comprehensive income:
  Unrealized gain on investment in equity securities........       4.4
                                                              --------
     Total stockholders' equity.............................  $1,312.9
                                                              ========

          (G) To record depreciation of the fixed asset valuation adjustment related to the merger as if the transaction occurred on December 27, 1998. Depreciation was calculated using estimated fixed asset useful lives of three to ten years.

          (H) To record deferred compensation charges related to the unvested options and restricted stocks assumed in the merger.

          In connection with the merger Maxtor will issue stock options to Quantum-HDD employees transferred to Maxtor, former service providers and transition employees equal in value (intrinsic value measured based on market value on October 4, 2000) to the options held by such employees. The value attributable to the unvested portion of such options is recorded as deferred compensation and amortized to expenses over the vesting period.

          In addition, Quantum-DSS will issue restricted DSS shares to transferred HDD employees in exchange for the fair value of DSS options held by such employees. A portion of the acquisition

                      NOTES TO MAXTOR UNAUDITED PRO FORMA
              CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

     purchase price has been allocated to this deferred compensation and is amortized to expenses over the vesting period.

          Deferred compensation for stock options and restricted stock to be issued by Maxtor is calculated based on the number of shares subject to stock options and shares of restricted stock outstanding at October 3, 2000 and amortized using the straight-line, over the remaining vesting period of 2 years. Deferred compensation for Quantum-DSS stock options held by transferred Quantum-HDD employees is amortized according to the vesting schedule in the Merger Agreement; 50% is amortized in the first quarter subsequent to consummation and the remaining 50% is amortized ratably over one year subsequent to the merger.

          The following table illustrates the deferred stock compensation and charges relating to each class of stock in the year ended December 31, 1999 and September 30, 2000 (in millions, except %):

                                                                                         EXPENSE IN
                                                                                         NINE MONTHS
                                                                          EXPENSE IN        ENDED
                              NUMBER OF      PERCENTAGE     DEFERRED     DECEMBER 31,   SEPTEMBER 30,
                            SHARES ASSUMED    UNVESTED    COMPENSATION       1999           2000
                            --------------   ----------   ------------   ------------   -------------
                            (IN MILLIONS)
ISSUED BY MAXTOR
Unvested options..........       20.0            21%         $14.7          $ 7.4           $ 5.5
Unvested restricted
  stock...................        1.7           100%         $15.3          $ 7.6           $ 5.8
                                                             -----          -----           -----
                                                             $30.0          $15.0           $11.3
                                                             -----          -----           -----
ISSUED BY QUANTUM -- DSS
Restricted DSS shares
  issued in exchange for
  unvested DSS options
  held by HDD employees
  transferred to
  Maxtor*.................        5.4           100%         $54.0          $54.0
                                                             -----          -----           -----
                                                             $84.0          $69.0           $11.3
                                                             =====          =====           =====

-------------------------
* Number of restricted DSS shares issued and deferred compensation is calculated based on number of unvested DSS options held by HDD employees to be transferred to Maxtor and market value of DSS stock at a recent date (February 7, 2001).

          (I) To record the amortization of goodwill and other identifiable intangible assets related to the merger as if the transaction occurred on December 27, 1998. Goodwill is amortized over five years and other intangible assets are generally amortized over three to five years.

          (J) To record interest accretion on the portion of Quantum's convertible subordinated notes that, under the merger agreement, Maxtor is obligated to reimburse to Quantum.

          (K) To eliminate the income tax benefit recorded by Quantum which arises from the pre-tax loss generated in the United States. The pro forma presentation assumes that the combined company will incur income taxes for income generated in foreign jurisdictions.

                      NOTES TO MAXTOR UNAUDITED PRO FORMA
              CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

          (L) Shares used to calculate pro forma basic and diluted earnings
     (loss) per share were determined by adding the unrestricted shares assumed to be issued in exchange for the outstanding Quantum HDD shares to Maxtor's weighted average shares outstanding. Shares used to calculate pro forma diluted earnings per share exclude the anti-dilutive effects of Maxtor's stock options. The shares so determined also do not include any equivalent shares for the portion of Quantum's convertible subordinated notes that Maxtor is obligated to reimburse to Quantum under the merger agreement. Following the merger (subject to possible adjustment under the trust indenture or as a result of any upward revision of the exchange ratio under the merger agreement), each $1,000 principal amount of note will be convertible into 21.587 shares of Quantum DSS common stock and 16.405 shares of Maxtor common stock, with a maximum of 4,716,676 shares of Maxtor common stock being issuable upon conversion of all notes.

    QUANTUM UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     On October 4, 2000, Quantum entered into a definitive agreement to separate Quantum HDD from Quantum DSS and combine Quantum HDD with Maxtor in a merger transaction. Additionally, in October 2000 Snap Appliances, Inc., or Snap, a wholly owned subsidiary of Quantum, filed a Registration Statement on Form S-1. Quantum currently intends to effect a complete divestiture of Snap through completion of the initial public offering followed approximately six months later by a distribution of all shares of Snap common stock to holders of Quantum's DSS common stock.

     The unaudited pro forma condensed consolidated balance sheet of Quantum as of December 31, 2000 reflects the financial position of Quantum after giving effect to the split-off and merger, as well as the divestiture of Snap, and assumes the separate transactions took place on October 1, 2000. The unaudited pro forma condensed consolidated statements of operations for the fiscal year ended March 31, 2000 and the nine months ended December 31, 2000 assume that the transactions occurred on April 1, 1999, and are based on the operations of Quantum for the year ended March 31, 2000 and the nine months ended December 31, 2000.

     Quantum believes that the assumptions used in preparing the unaudited pro forma financial statements provide a reasonable basis for presenting all of the significant effects of the transactions described above and that the pro forma adjustments give effect to those assumptions in the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements presented are shown for illustrative purposes only and are not necessarily indicative of the future financial position or future results of the operations of Quantum, or the financial position or results of operations of Quantum that would have actually occurred had the transactions been in effect as of the date or for the periods presented. In addition, Quantum's financial statements will reflect the disposition of Quantum HDD only from the date that Quantum HDD merges with Maxtor, and will reflect the divestiture of Snap only from the date of the divestiture.

     The statements do not include the impact of any gain from disposition of Quantum HDD or any related costs.

     The unaudited pro forma financial information should be read in conjunction with the historical financial statements and notes thereto included in Quantum's Annual Report on Form 10-K for the year ended March 31, 2000 and other information filed with the Securities and Exchange Commission.

                              QUANTUM CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                        CONSOLIDATED    SUBTRACT                                  PRO       SUBTRACT      PRO
                                          QUANTUM        HDD(A)       TOTAL      ADJUSTMENTS     FORMA      SNAP(B)      FORMA
                                        ------------   ----------   ----------   -----------   ----------   --------   ----------
ASSETS
Current assets:
  Cash and cash equivalents...........   $  802,243    $  425,525   $  376,718       $         $  376,718   $          $  376,718
  Marketable securities...............        5,763         4,664        1,099                      1,099                   1,099
  Accounts receivable, net............      576,390       317,813      258,577                    258,577    14,161       244,416
  Inventories.........................      266,689       159,645      107,044                    107,044    21,323        85,721
  Deferred taxes......................      143,544        88,876       54,668                     54,668     2,332        52,336
  Other current assets................      105,512        43,243       62,269        0            62,269     2,432        59,837
                                         ----------    ----------   ----------       --        ----------   -------    ----------
    Total current assets..............    1,900,141     1,039,766      860,375        0           860,375    40,248       820,127
Property and equipment, net...........      232,947       148,468       84,479                     84,479     2,178        82,301
Intangible assets, net................      234,252                    234,252                    234,252    56,125       178,127
Other assets..........................       62,070        35,720       26,350                     26,350        63        26,287
                                         ----------    ----------   ----------       --        ----------   -------    ----------
                                         $2,429,410    $1,223,954   $1,205,456       $0        $1,205,456   $98,614    $1,106,842
                                         ==========    ==========   ==========       ==        ==========   =======    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................   $  371,110    $  255,895   $  115,215       $         $  115,215   $10,829    $  104,386
  Accrued warranty....................      101,762        42,880       58,882                     58,882                  58,882
  Accrued compensation................       89,560        44,876       44,684                     44,684     2,918        41,766
  Income taxes payable (receivable)...       66,803        (1,829)      68,632                     68,632                  68,632
  Accrued special charges.............       17,354         4,887       12,467                     12,467                  12,467
  Current portion of long-term debt...        1,202           401          801                        801                     801
  Other accrued liabilities...........      152,400       110,024       42,376                     42,376     4,905        37,471
                                         ----------    ----------   ----------       --        ----------   -------    ----------
    Total current liabilities.........      800,191       457,134      343,057        0           343,057    18,652       324,405
Deferred taxes........................       74,137        40,534       33,603                     33,603     2,332        31,271
Long-term debt........................       36,926        12,309       24,617                     24,617                  24,617
Convertible subordinated debt.........      287,500        95,833      191,667                    191,667                 191,367
    Total stockholders' equity........    1,230,656       618,144      612,512                    612,512    77,630       534,882
                                         ----------    ----------   ----------       --        ----------   -------    ----------
                                         $2,429,410    $1,223,954   $1,205,456       $0        $1,205,456   $98,614    $1,106,842
                                         ==========    ==========   ==========       ==        ==========   =======    ==========

                        See accompanying pro forma notes

                              QUANTUM CORPORATION

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                  CONSOLIDATED    SUBTRACT                                     PRO       SUBTRACT      PRO
                                    QUANTUM        HDD(C)       TOTAL      ADJUSTMENTS(E)     FORMA      SNAP(D)      FORMA
                                  ------------   ----------   ----------   --------------   ----------   --------   ----------
Revenue.........................   $3,483,612    $2,395,925   $1,087,687      $     --      $1,087,687   $ 45,501   $1,042,186
Cost of sales -- on net sales...    2,710,706     2,104,102      606,604            --         606,604     35,827      570,777
Cost of sales -- special charge
  (benefit).....................      (15,825)      (15,825)           0            --               0          0            0
                                   ----------    ----------   ----------      --------      ----------   --------   ----------
  Gross profit..................      788,731       307,648      481,083            --         481,083      9,674      471,409
Operating expenses:
  Research and development......      283,780       184,638       99,142            --          99,142      9,006       90,136
  Sales and marketing...........      193,107        78,267      114,840            --         114,840     27,689       87,151
  General and administrative....      102,673        45,946       56,727            --          56,727      7,407       49,320
  Stock-based compensation......           --            --            0        33,415          33,415         --       33,415
  Special charge (benefit)......          (90)          (90)           0            --               0         --            0
  Merger costs..................        6,359         6,359            0            --               0          0            0
                                   ----------    ----------   ----------      --------      ----------   --------   ----------
                                      585,829       315,120      270,709        33,415         304,124     44,102      260,022
                                   ----------    ----------   ----------      --------      ----------   --------   ----------
    Income (loss) from
      operations................   $  202,902    $   (7,472)  $  210,374      $(33,415)     $  176,959   $(34,428)  $  211,387
                                   ==========    ==========   ==========      ========      ==========   ========   ==========

                        See accompanying pro forma notes

                              QUANTUM CORPORATION

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED MARCH 31, 2000
                                 (IN THOUSANDS)

                                   CONSOLIDATED    SUBTRACT                                      PRO       SUBTRACT      PRO
                                     QUANTUM        HDD(C)       TOTAL      ADJUSTMENTS(E)      FORMA      SNAP(D)      FORMA
                                   ------------   ----------   ----------   --------------    ----------   --------   ----------
Net revenues.....................   $4,727,204    $3,311,579   $1,415,625      $     --       $1,415,625   $ 13,394   $1,402,231
Cost of sales -- on net sales....    3,791,176     3,024,441      766,735            --          766,735     12,445      754,290
Cost of sales -- special charge
  (benefit)......................       57,068        57,068           --            --               --         --           --
                                    ----------    ----------   ----------      --------       ----------   --------   ----------
Gross profit.....................      878,960       230,070      648,890            --          648,890        949      647,941
  Research and development.......      365,204       242,383      122,821            --          122,821      4,068      118,753
  Sales and marketing............      228,636       110,132      118,504            --          118,504     11,426      107,078
  General and administrative.....      129,132        66,141       62,991            --           62,991      4,032       58,959
  Stock-based compensation.......           --            --           --        40,245           40,245         --       40,245
  Purchased in-process research
    and development..............       37,000            --       37,000            --           37,000     37,000           --
  Special charge.................       42,421         2,338       40,083            --           40,083         --       40,083
                                    ----------    ----------   ----------      --------       ----------   --------   ----------
                                       802,393       420,994      381,399        40,245          421,644     56,526      365,118
                                    ----------    ----------   ----------      --------       ----------   --------   ----------
Income (loss) from operations....   $   76,567    $ (190,924)  $  267,491      $ 40,245       $  227,246   $(55,577)  $  282,823
                                    ==========    ==========   ==========      ========       ==========   ========   ==========

                        See accompanying pro forma notes

          NOTES TO QUANTUM UNAUDITED CONDENSED CONSOLIDATED PRO FORMA
                              FINANCIAL STATEMENTS

NOTE 1. PRO FORMA ADJUSTMENTS

     The adjustments below were prepared based on data currently available and in some cases are based on estimates or approximations. It is possible that the actual amounts recorded may have an impact on the results of operations and the balance sheet different from that reflected in the accompanying unaudited pro forma condensed consolidated financial statements. It is therefore possible that the entries presented below will not be the amounts actually recorded.

          (a) Elimination as of December 31, 2000, of the assets and liabilities of Quantum HDD that will be acquired by Maxtor.

          (b) To reflect the elimination of the assets and liabilities of Snap. Quantum intends to contribute the proceeds from the initial public offering to Snap and will receive no consideration from the divestiture of Snap.

          (c) To reflect the elimination of the operating results of Quantum
     HDD.

          (d) To reflect the elimination of the operating results of Snap.

          (e) As a result of the planned combination of Quantum HDD and Maxtor, an estimated $43 million of deferred compensation expense will arise from the conversion of Quantum HDD employee stock options and restricted stock to Quantum DSS stock options and to Quantum DSS restricted stock held by continuing Quantum employees and employees who will remain employed by Quantum pursuant to a transition agreement. This estimate is based on stock prices of Quantum DSS and Quantum HDD of $13 and $11, respectively and estimates of employees who will remain employed by Quantum. The pro forma adjustment reflects compensation adjustment for vested options and the amortization of the deferred compensation for unvested options and restricted stock.

NOTE 2. ACCOUNTING TREATMENT OF OPTIONS AND RESTRICTED STOCK OF QUANTUM EMPLOYEES BEING TRANSFERRED TO MAXTOR, FORMER SERVICE PROVIDERS (EMPLOYEES BEING TERMINATED) AND CONTINUING QUANTUM DSS EMPLOYEES

     QUANTUM EMPLOYEES BEING TRANSFERRED TO MAXTOR. Quantum employees who will become employees of Maxtor will have their Quantum HDD options and restricted stock exchanged into options and restricted stock, respectively, of Maxtor. Maxtor will assume these options and restricted stock with no change in terms except that the exercise price and the number of options and restricted shares will be adjusted by the merger exchange ratio of 1.52 Maxtor shares for each Quantum HDD share. Quantum will not record a charge associated with the conversion of Quantum HDD options and restricted stock to Maxtor options and restricted stock, respectively.

     Quantum will convert unvested options in Quantum DSS held by Quantum employees who will become employees of Maxtor as a result of the merger into a new award of Quantum DSS restricted stock. The amount of the new award will be based on a conversion formula designed to confer an economic value at least equal to the intrinsic value of the existing options at the time of the conversion. Fifty percent of the new Quantum DSS restricted stock issued in this conversion will vest upon the earlier of three months of continuing employment following the closing of the merger or involuntary termination of the employee. The remaining 50% of the converted award will vest after the nine months succeeding the initial three-month post-merger period, such that the converted award will be 100% vested one year from the merger closing. Previous grants of restricted stock in Quantum DSS held by Quantum employees who will become employees of Maxtor will remain unchanged following the merger. The fair value of the Quantum DSS restricted stock will be a cost associated with the discontinued Quantum HDD operation. This cost is estimated to be approximately $59 million, based on Quantum DSS and HDD stock prices of $13 and $11, respectively.

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     Quantum employees holding vested Quantum DSS options who will become employees of Maxtor will be given the normal 90-day period from the close of the transaction to exercise their options. Quantum will not record a charge associated with these vested options.

     CONTINUING QUANTUM DSS EMPLOYEES. Continuing Quantum DSS employees, including corporate employees with Quantum HDD stock options and Quantum HDD restricted stock will have their Quantum HDD equity interests converted into Quantum DSS stock options and restricted stock, respectively. The aggregate intrinsic value of the stock option immediately after the conversion will equal the intrinsic value of the stock option immediately before the conversion. In addition, the ratio of the exercise price per share to the market value per share will not be reduced. Resulting compensation, estimated at $19 million, related to vested stock options and restricted stock will be immediately expensed, and compensation, estimated at $9 million, related to unvested options and restricted stock will be expensed over the remaining vesting period of those awards. The compensation expense related to these replacement awards will be included in continuing operations in Quantum's consolidated financial statements.

     EMPLOYEES TERMINATED AT THE TIME OF THE MERGER. Most employees whose employment is terminated coincident with the closing of the transaction will be afforded the normal 90-day period in which to exercise their vested Quantum HDD and Quantum DSS stock option awards. Employees designated for termination at the merger consummation date will have their unvested HDD and DSS stock options and restricted stock converted into shares of DSS restricted stock based on a conversion formula that will confer an economic value at least equal to the intrinsic value of the Quantum HDD and Quantum DSS options and restricted stock at the time of the conversion. Terminated employees who are not party to a transition arrangement will receive accelerated vesting of 50% of the unvested portion of their restricted stock awards. Compensation expense, estimated at $5 million, related to the acceleration granted to former Quantum HDD employees terminated with the closing of the transaction will be included in the calculation of the gain on disposal of discontinued operations. Compensation expense related to the acceleration granted to former corporate employees terminated coincident with the closing of the transaction will be included in continuing operations in Quantum's consolidated financial statements, estimated at $4 million.

     EMPLOYEES TO BE TERMINATED AFTER THE MERGER. Employees designated for termination at the merger consummation date, but who will remain employed by Quantum pursuant to a transition arrangement, will have their unvested HDD and DSS stock options and restricted stock converted into shares of DSS restricted stock based on a conversion formula that will confer an economic value at least equal to the intrinsic value of the Quantum HDD and Quantum DSS options and restricted stock at the time of the conversion (vested but unexercised awards will be permitted to expire according to their original terms). Fifty percent of the Quantum DSS restricted stock issued upon conversion of such outstanding unvested awards will vest upon the earlier of three months of continuing employment following the closing of the merger or upon involuntary termination of employment. The remaining 50% of the converted award will vest monthly over the nine months succeeding the initial three-month period. The Company will account for the award of restricted stock, in settlement of existing options and restricted stock, as the cancellation of an award and concurrent new issuance. Quantum expects to record deferred compensation of approximately $11 million for the value of the Quantum DSS restricted stock issued, fixed as of the issuance date, and will recognize compensation expense through continuing operations over the period during which the restrictions on such stock lapse.

NOTE 3. PLANNED SPECIAL CHARGES

     Quantum management believes the historical financial statements reflect Quantum's historical costs of doing business. Subsequent to the acquisition of Quantum HDD by Maxtor, Quantum may be left with excess administration and overhead costs. Quantum DSS expects to incur special charges upon the disposition of Quantum HDD in order to ensure that the Quantum infrastructure that will remain after the merger of Maxtor and Quantum HDD is in alignment with the requirements of the Quantum DSS business and as the result of the treatment of options and restricted stock as part of the merger. Excluding
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stock compensation charges that are expected to result from the merger, the special charges are estimated to be approximately $15 million to $40 million, which are primarily attributable to software, information technology equipment and other equipment in the range of $10 million to $20 million, vacant facilities of up to $7 million and corporate employee reductions and other costs in the range of $4 million to $13 million. The cash portion of the special charges are estimated to be between $5 million and $10 million. The estimated special charges are not reflected in the pro forma condensed consolidated statements of operations.

NOTE 4. DISCONTINUED OPERATIONS

     With the closing of the merger and disposition of Quantum HDD, Quantum expects to report Quantum HDD as a discontinued operation. Pursuant to the general guidance of APB 29, "Accounting for Nonmonetary Transactions," Quantum will record this transaction at fair value. Quantum currently estimates it will report a gain on the disposition of Quantum HDD, inclusive of anticipated stock-based compensation charge related to unvested Quantum DSS restricted stock and unvested options to purchase Quantum DSS stock held by employees transferring to Maxtor and former Quantum HDD service providers which will be converted into shares of Quantum DSS restricted stock. In Quantum's future public filings, historical financial results of Quantum HDD will be restated from those previously filed to reflect results of the hard drive business as discontinued operations in accordance with Accounting Principles Board Opinion No. 30.

NOTE 5. DSS STOCK DILUTION

     Outstanding Quantum HDD stock options, whether vested or unvested, and unvested Quantum HDD restricted stock held by individuals other than Quantum's former service providers and employees transferred to Maxtor, will be converted into Quantum DSS options and Quantum DSS restricted stock, respectively.

     Unvested Quantum DSS options held by employees who transfer to Maxtor or are terminated as part of Maxtor's acquisition of Quantum HDD, will be converted into shares of Quantum DSS restricted stock.

     Unvested Quantum DSS restricted stock held by Quantum employees who transfer to Maxtor will remain restricted stock held by those individuals.

     The dilution effect of these transactions is estimated to be approximately 6 million to 7 million Quantum DSS shares. This estimated dilution results from the conversion of an estimated 16.6 million Quantum DSS stock options, 7.5 million Quantum HDD stock options and 0.4 million shares of Quantum HDD restricted stock into options to purchase an estimated 4 million shares of DSS stock and 6.8 million shares of Quantum DSS restricted stock.

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REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE MERGER

     Maxtor and Quantum have made the required filings concerning the merger with the Antitrust Division of the Department of Justice and the Federal Trade Commission under the HSR Act, which prevents specified transactions such as the merger from being completed until required information and materials are furnished to those federal agencies and specified waiting periods are terminated or expire. The waiting period applicable to the merger under the HSR Act expired on December 9, 2000.

     Either agency may challenge the merger on antitrust grounds notwithstanding expiration of the HSR Act waiting period. Additionally, at any time before or after the completion of the merger, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons could take action under the antitrust laws, including seeking to enjoin the merger. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, we will prevail.

     Maxtor and Quantum have made the requested filings concerning the merger under the Merger Regulation of the Council of the European Union. On December 8, 2000, the European Commission announced that it has approved the merger.

     Maxtor and Quantum conduct operations in a number of foreign countries, some of which have notification repayments applicable to the split-off and/or the merger. Maxtor and Quantum intend to provide the requisite notification in all foreign jurisdictions in which a failure to do so would likely have a material adverse effect on the merger or on Maxtor following the merger, or where the filing would otherwise be in the best interests of Maxtor following the merger. Maxtor and Quantum do not believe any other regulatory filings are required in connection with the merger that would materially effect their ability to complete the merger or affect the post-closing operations of the combined company.

DELISTING OF QUANTUM HDD COMMON STOCK; REGISTRATION AND LISTING OF MAXTOR COMMON STOCK

     Quantum HDD common stock is currently listed on the New York Stock Exchange under the symbol "HDD." Upon completion of the merger, Quantum HDD common stock will be delisted from the New York Stock Exchange.

     Maxtor common stock is currently listed on The Nasdaq National Market under the symbol "MXTR." This joint proxy statement/prospectus is part of a Maxtor registration statement on Form S-4 to register the shares of Maxtor common stock to be issued as consideration in the merger under the Securities Act of 1933, as amended, or the Securities Act. Maxtor has agreed to list the shares of Maxtor common stock to be issued in connection with the merger on The Nasdaq National Market prior to the closing date of the merger.

RESTRICTIONS ON RESALE OF MAXTOR COMMON STOCK

     The shares of Maxtor common stock to be issued to Quantum stockholders in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of Maxtor common stock issued to any person who is an affiliate of Maxtor. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Maxtor and may include some of their respective officers and directors, as well as their respective principal stockholders. Affiliates may not sell their shares of Maxtor common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under paragraph (d) of Rule 145 under the Securities Act or any other applicable exemption under the Securities Act.

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                              THE MERGER AGREEMENT

     The following is a summary of the material provisions of the merger agreement between Maxtor and Quantum dated as of October 3, 2000. This summary may not contain all of the information that is important to the stockholders of Maxtor and Quantum and thus this description is qualified in its entirety by reference to the merger agreement attached as Annex A, which you are urged to carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of the merger agreement.

SEPARATION AND REDEMPTION

     Immediately prior to the closing of the merger, Quantum will transfer Quantum HDD to a newly-formed subsidiary in exchange for all of the new subsidiary's common stock. As a part of this transaction, the holders of Quantum HDD common stock will receive, in redemption of their Quantum HDD common stock, the number of shares of the subsidiary's common stock equal to the number of shares of Quantum HDD common stock they hold prior to this redemption. This redemption will be handled by book-entry only and no common stock certificates of the subsidiary will be issued.

THE MERGER

     At the closing of the merger, the newly-formed subsidiary, which will hold Quantum HDD as a result of the separation and redemption, will merge with and into Maxtor and Maxtor will be the surviving corporation. As a result, Maxtor will succeed to rights and obligations of the subsidiary.

DATE OF CLOSING

     The merger agreement provides that the merger will close no later than the fifth business day following the satisfaction or waiver of each of the conditions to the merger, including the adoption of the merger agreement and the approval of the merger by the stockholders of each of Maxtor and Quantum.

CERTIFICATE OF INCORPORATION AND BYLAWS

     Upon the closing of the merger:

     - the restated certificate of incorporation of Maxtor will be amended and restated in two respects, described earlier, and as such, will become the certificate of incorporation of the surviving corporation; and

     - the amended and restated bylaws of Maxtor will become the bylaws of the surviving corporation.

     See "Amendments of the Maxtor Restated Certificate of Incorporation Effected by the Merger," beginning on page 92.

MANAGEMENT OF MAXTOR AND SURVIVING CORPORATION

     The merger agreement provides that, upon the closing of the merger, Maxtor's board of directors shall consist of six directors to be designated by Maxtor and one director to be designated by Quantum, who has been designated as Michael A. Brown, the current chairman and chief executive officer of Quantum. The chief executive officer of Maxtor, currently Michael R. Cannon, will be the chief executive officer of the surviving corporation.

CONVERSION OF SECURITIES; EXCHANGE RATIO

     Upon completion of the merger, each share of the subsidiary's common stock will be converted into the right to receive 1.52 shares of Maxtor common stock. The parties have agreed upon a fixed exchange ratio of 1.52 in order to ensure that HDD stockholders will own at least 50.1% of outstanding Maxtor common stock immediately after the merger.

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

     Maxtor may increase the exchange ratio above 1.52 to the extent it determines such an increase is necessary or advisable to in order to have reasonable assurance that the shares of Maxtor common stock issued to Quantum HDD stockholders will, represent at least 50.1% of the combined voting power of all shares of Maxtor common stock immediately after the merger.

     Maxtor will not issue any fractional shares. Instead of receiving a fractional share, a common stockholder of the subsidiary will receive cash equal to the same fraction of the average closing price of Maxtor common stock on the five days prior to the closing date of the merger.

QUANTUM CONVERTIBLE NOTES

     The merger agreement requires Maxtor and Quantum to execute, at the closing of the merger, a supplemental indenture relating to the $287 million outstanding principal amount of Quantum's 7% convertible notes. Under the supplement, Maxtor will be obligated, upon conversion of any of these notes after the effective time of the merger, to issue to the noteholder a number of Maxtor shares (calculated in accordance with the 1.52 exchange ratio of Maxtor shares for Quantum HDD shares) to reflect the number of Quantum HDD shares that would have been issued to the noteholder if the noteholder had converted the note immediately before the closing. A maximum of 4,716,676 shares of Maxtor common stock are issuable upon conversion of such notes (subject to possible adjustment under the trust indenture or as a result of any upward revision of the conversion ratio under the merger agreement). Also see the discussion of Quantum's convertible notes in "The Separation Documents -- General Assignment and Assumption Agreement -- Payment of Convertible Debt," on page 137.

EXCHANGE OF CERTIFICATES

     Promptly after the completion of the merger, the exchange agent will mail transmittal forms and exchange instructions to each holder of record of the subsidiary's common stock to be used to surrender and exchange certificates evidencing shares of Quantum HDD/subsidiary common stock for certificates evidencing the shares of Maxtor common stock (and cash in lieu of any fractional share) to which such holder has become entitled. After receipt of such transmittal forms, each holder of certificates formerly representing Quantum HDD common stock will be able to surrender such certificates to the exchange agent, and each such holder will receive in exchange therefor:

     - a certificate or certificates evidencing the number of whole shares of Maxtor common stock to which such holder is entitled; and

     - any cash which may be payable in lieu of a fractional share of Maxtor common stock.

     Such transmittal forms will be accompanied by instructions specifying other details of the exchange.

     QUANTUM HDD/SUBSIDIARY STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL AND OTHER TRANSMITTAL FORMS.

     After the completion of the merger, each certificate evidencing Quantum HDD/Subsidiary common stock, until so surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive:

     - the number of whole shares of Maxtor common stock which the holder of such certificate is entitled to receive; and

     - any cash payment in lieu of a fractional share of Maxtor common stock.

     The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions payable by Maxtor until the certificate has been exchanged. Subject to applicable laws, such dividends and distributions, together with any cash payment in lieu of a fractional share of Maxtor common stock, will be paid without interest.

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REPRESENTATIONS AND WARRANTIES

     Maxtor and Quantum (together with the newly-formed subsidiary) made a number of mutual, customary representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger. Quantum's representations relating to business or commercial matters generally concern only Quantum HDD. The representations of Maxtor to Quantum and the newly-formed subsidiary and of Quantum and the subsidiary to Maxtor cover the following topics, among others, as they relate to each company and its subsidiaries:

     - corporate organization and its qualification to do business;

     - certificate of incorporation and bylaws;

     - capitalization;

     - subsidiaries;

     - authority to enter into the merger agreement;

     - the absence of conflicts under charter documents, applicable laws or material obligations to third parties;

     - required consents or approvals and violations of any instruments or law;

     - financial statements and filings and reports with the Securities and Exchange Commission;

     - the absence of material changes or events in business between July 1, 2000 and October 3, 2000;

     - taxes and tax returns;

     - intellectual property owned or used;

     - compliance with laws and governmental permit requirements, and the absence of any restrictions impairing any business practice;

     - the absence of material litigation;

     - brokers' and finders' fees;

     - employee benefit plans and employment agreements;

     - the absence of liens;

     - environmental laws, claims and other obligations that apply to the company;

     - labor matters;

     - material contracts and commitments;

     - information supplied by this joint proxy statement/prospectus and the related registration statement filed by Maxtor;

     - board of directors approval;

     - the inapplicability of state takeover statutes; and

     - the opinion of the company's financial advisor.

     In addition to these mutual representations, Quantum and the newly-formed subsidiary also made representations to Maxtor that cover the following topics:

     - facilities owned or used in connection with Quantum HDD; and

     - the fact that the intellectual property and other assets to be transferred from Quantum to the subsidiary in the separation includes all of the intellectual property and other assets used in Quantum HDD, or necessary for the conduct of Quantum HDD, as presently conducted.

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CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     The parties agreed that until the earlier of the completion of the merger or the termination of the merger agreement or unless the other party consents in writing, each party and its subsidiaries will:

     - carry on its business diligently in the ordinary course in compliance with applicable laws;

     - pay its debts and taxes when due;

     - pay or perform other material obligations when due;

     - in Quantum's case, keep in force all insurance policies relating to Quantum HDD; and

     - use commercially reasonable efforts to preserve intact its present business organization, keep available the services of present officers and employees and preserve its customer, supplier and other business relationships.

     The parties also agreed that until the earlier of the completion of the merger or the termination of the merger agreement or unless the other party consents in writing, neither party nor its subsidiaries would take any of the following actions, except that these restrictions would apply to Quantum only with respect to Quantum HDD and its employees and Quantum's new subsidiary:

     - waive any stock repurchase rights, or accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options, granted under any stock plan or authorize cash payments in exchange for any options granted under any stock plan except as required pursuant to such plans or applicable law;

     - adopt any new severance plan or modify any existing severance plan, or grant any severance pay to a director, officer or employee except pursuant to any existing agreement or policy;

     - declare or pay any dividends on or make other distributions in respect of any of its capital stock, or effect certain other changes in its capitalization;

     - purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock except for the repurchase of unvested shares in connection with the termination of service;

     - issue, or authorize or propose the issuance of, any shares of its capital stock or securities convertible into shares of its capital stock, or any subscriptions, rights, warrants, or options to acquire, or other agreements obligating it to issue any such shares or other convertible securities, subject to various exceptions including the grant of options granted in the ordinary course of business, consistent with past practice and shares issuable under the parties' employee stock purchase plan;

     - engage in material acquisitions or enter into any joint ventures or strategic alliances, other than in the ordinary course of business consistent with past practice;

     - adopt a plan of liquidation, dissolution, re-capitalization or other reorganization;

     - incur or guarantee any indebtedness, issue or sell any debt securities or enter into any keep well or other agreement to maintain any financial statement condition, other than in connection with ordinary course payable consistent with past practice or pursuant to existing credit facilities in the ordinary course of business; or

     - adopt or amend any employee benefit, stock purchase or stock option plan other than routine amendments in the ordinary course and consistent with past practices or enter into any employment contract or collective bargaining agreement or pay any special remuneration other than in the ordinary course of business consistent with past practices.

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     In addition, the parties agreed that until the earlier of the completion of the merger or the termination of the merger agreement or unless the other party consents in writing, neither party nor its subsidiaries will:

     - transfer or license or otherwise extend, amend or modify in any material respect, any rights to its intellectual property, other than in the ordinary course of business;

     - revalue any material of its assets or, except as required by generally accepted accounting principles, make any change in accounting methods, principles or practices;

     - engage in any action that could reasonably be expected to cause the merger to fail to qualify as a reorganization under the Code;

     - sell, license, mortgage or otherwise encumber, any of the assets of its business except for the sale of inventory in the ordinary course of business;

     - change accounting methods relating to its business or the assets or liabilities of that business;

     - amend, terminate or waive any rights under any Maxtor contract relating to its business, except in the ordinary course of business consistent with past practices; or

     - agree to take any of the actions listed in this paragraph or the preceding paragraph.

MEETINGS OF STOCKHOLDERS

     Maxtor and Quantum agreed to take all action necessary in accordance with Delaware law and their respective charter documents to convene meetings of their respective stockholders, to be held as promptly as practicable after the registration statement of which this joint prospectus/proxy statement is a part is declared effective, for the purpose of voting on a proposal to adopt the merger agreement and approve the merger, and to approve other specified matters relating to the consummation of the merger. Subject to the limitations set forth below, Maxtor and Quantum agreed to use commercially reasonable efforts to solicit from their respective stockholders proxies in favor of their respective merger proposals and to take all other action necessary or advisable to secure the vote required to approve such proposals.

     Subject to the exception set forth below, Maxtor's board of directors must recommend that Maxtor stockholders vote in favor of the merger proposal, Maxtor must include a statement to this effect in this proxy statement and Maxtor's board of directors must not withdraw or modify its recommendation. However, nothing in the merger agreement prevents Maxtor's board of directors from withholding, withdrawing or modifying its recommendation in favor of the merger proposals if:

     - Maxtor receives a Maxtor superior offer and such offer is not withdrawn;

     - neither Maxtor nor any of its representatives has violated the non-solicitation provisions of the merger agreement; and

     - Maxtor's board of directors concludes in good faith, after consultation with its legal counsel, that such action is necessary in order for the board of directors to comply with its fiduciary duties to Maxtor's stockholders.

     This exception does not limit Maxtor's obligation to convene and hold the meeting of Maxtor stockholders for the purpose of voting on the merger proposal, regardless of whether the recommendation of Maxtor's board of directors has been withdrawn or modified.

     Subject to the exception set forth below, Quantum's board of directors must recommend that Quantum stockholders vote in favor of the merger proposals, Quantum must include a statement to this effect in this proxy statement and Quantum's board of directors must not withdraw or modify its

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recommendation. However, nothing in the merger agreement prevents Quantum's board of directors from withholding, withdrawing or modifying its recommendation in favor of the merger proposal if:

     - Quantum receives a Quantum superior offer and such offer is not withdrawn;

     - neither Quantum nor any of its representatives has violated the non-solicitation provisions of the merger agreement; and

     - Quantum's board of directors concludes in good faith, after consultation with its legal counsel, that such action is necessary in order for the board of directors to comply with its fiduciary duties to Quantum's stockholders.

     This exception does not limit Quantum's obligation to convene and hold the meeting of Quantum stockholders for the purpose of voting on the merger proposal, regardless of whether the recommendation of Quantum's board of directors has been withdrawn or modified.

EMPLOYEE BENEFIT PLANS

     At the effective time of the merger, all outstanding options to purchase Quantum HDD common stock and all Quantum HDD restricted stock held by employees who accept offers of employment with the subsidiary and Maxtor, or transferred employees, will be assumed by Maxtor and converted into options to purchase Maxtor common stock based on the exchange ratio of 1.52 shares of Maxtor common stock for each share of Quantum HDD common stock, subject to any change in the exchange ratio as described above. All vested Quantum HDD options and vested Quantum HDD restricted stock held by former Quantum HDD service providers will be assumed by Maxtor. All vested HDD restricted stock held by any individual will be assumed by Maxtor and converted according to the exchange ratio into shares of Maxtor common stock. Following the effective time of the merger, transferred employees holding vested Quantum DSS options will have a period of time to exercise those options.

     Pursuant to the merger agreement, Maxtor has agreed to hire, or in the event Maxtor does not hire, pay the severance costs associated with the termination of up to, 2,600 individuals employed by Quantum in Quantum HDD and 535 individuals employed by Quantum in its corporate division, provided such individuals are terminated within 30 days prior to the completion of the merger or within nine months thereafter. The maximum aggregate cost of such severance is estimated at $60,000,000. In addition, Maxtor has agreed to pay for a portion of the severance costs associated with the termination of seven identified members of Quantum's senior management, in the event such individuals are terminated primarily because of the merger within nine months following the completion of the merger. Maxtor's maximum obligation with regard to the potential severance costs associated with these seven individuals is $7,646,600. Unvested DSS options held by transferred employees will convert into shares of Quantum DSS restricted stock, which will vest as to 50% of the shares after three months (or earlier) upon termination and as to the remaining 50% of the shares ratably over the succeeding nine-month period, provided the employee stays with Maxtor.

     All options to purchase Quantum HDD common stock and shares of Quantum HDD common stock subject to repurchase which are held by individuals other than transferred employees or former Quantum HDD service providers will be converted into options to purchase Quantum DSS common stock or shares of Quantum DSS common stock subject to repurchase by Quantum.

     As of the date of the separation and redemption, all Quantum employees that will become employees of the subsidiary and/or Maxtor will cease to participate in Quantum's employee stock purchase plan.

     Maxtor will file a registration statement on Form S-8 to register the shares of Maxtor common stock issuable upon exercise of the options assumed in the merger.

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CONDITIONS TO CLOSING

     The respective obligations of Maxtor and Quantum to effect the merger are subject to a number of conditions including the following:

     - the merger agreement and the transactions it contemplates shall have been adopted and approved by the stockholders of each of Maxtor and Quantum;

     - Ernst & Young shall have reissued, without any adverse qualifications or modifications, its opinion, originally issued at the time the merger agreement was entered into, to the effect that (either by themselves or in conjunction with the merger) the separation and the redemption should not give rise to federal income tax, or state income or franchise tax in the three states in which Quantum principally does business, for Quantum, the subsidiary or holders of Quantum HDD common stock under Section 355 of the Code and the corresponding provisions of those three states' tax laws;

     - the tax opinion insurance policy that has been issued to cover the risk that the transaction will give rise to federal income tax or state income or franchise tax shall continue in full force and effect;

     - the shares of Maxtor common stock to be issued in them merger shall have been approved for quotation on The Nasdaq National Market;

     - no person or group shall have acquired beneficial ownership of in excess of 50% of the voting power of the then outstanding shares of Quantum HDD common stock;

     - subject to certain exceptions, the accuracy of the representations and warranties of the other party set forth in the merger agreement; and

     - subject to certain exceptions, the performance of all obligations of the other party required to be performed under the merger agreement.

     Any of the conditions in the merger agreement may be waived by the party benefited thereby, except those conditions imposed by law.

NO SOLICITATION

     The merger agreement provides that Maxtor will not, directly or indirectly, through any officer, director, employee, representative or agent:

     - solicit, initiate, encourage or induce any offer or proposal (a "Maxtor acquisition proposal") relating to:

      - an acquisition of or tender offer for 15% or more of the voting securities of Maxtor;

      - any merger, consolidation or similar transaction involving Maxtor pursuant to which the stockholders of Maxtor immediately prior to the transaction would hold less than 50% of the equity interest in the surviving entity;

      - any sale, lease, acquisition or disposition of 15% or more of the assets of Maxtor; or

      - any liquidation or dissolution of Maxtor;

     - participate or engage in negotiations or discussions regarding, furnish any nonpublic information relating to, or take any other action to facilitate, the making of any Maxtor acquisition proposal;

     - approve, endorse or recommend any Maxtor acquisition proposal; or

     - enter into any letter of intent or other commitment contemplating or relating to any alternative acquisition transaction that would satisfy one the thresholds set forth above.

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     However, nothing contained in the merger agreement prevents Maxtor or its board of directors from providing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written offer to consummate any of the following transactions:

     - a merger, consolidation or similar transaction pursuant to which the stockholders of Maxtor immediately prior to the transaction would hold less than 50% of the equity interest in the surviving entity;

     - a sale of Maxtor's assets representing in excess of 50% of the fair market value of Maxtor's assets immediately prior to that sale; or

     - the acquisition by any person or group of beneficial ownership of in excess of 50% of the voting power of the then outstanding shares of Maxtor capital stock;

that Maxtor's board of directors reasonably determines (after consultation with its financial advisor) to be more financially favorable to Maxtor's stockholders than the merger (a "Maxtor superior offer"), if and only to the extent that:

     - neither Maxtor nor any of its representatives has violated the non-solicitation provisions of the merger agreement;

     - Maxtor's board of directors concludes in good faith, after consultation with its legal counsel, that such action is necessary in order for the board to comply with its fiduciary duties to Maxtor's stockholders;

     - Maxtor gives at least 48 hours notice to Quantum prior to providing any nonpublic information to, or entering into discussions or negotiations with, such person or entity, and Maxtor receives a customary confidentiality and nondisclosure agreement from such person or entity; and

     - at the same time Maxtor provides any nonpublic information to such person or entity, Maxtor provides such nonpublic information Quantum.

     The merger agreement provides that Quantum will not, directly or indirectly, through any officer, director, employee, representative or agent:

     - solicit, initiate, encourage or induce any offer or proposal (an "HDD acquisition proposal") relating to:

      - an acquisition of or tender offer for 15% or more in interest of the total outstanding shares of Quantum HDD common stock;

      - any merger, consolidation or similar transaction involving Quantum pursuant to which the aggregate percentage interest in the surviving entity held by the former holders of Quantum HDD common stock represents 50% or less of the aggregate interest in Quantum represented by their shares of Quantum HDD common stock immediately prior to such transaction; or

      - any sale, lease, acquisition or disposition of 15% or more of the assets of Quantum HDD;

     - participate or engage in negotiations or discussions regarding, furnish any nonpublic information relating to, or take any other action to facilitate the making of any HDD acquisition proposal;

     - approve, endorse or recommend any HDD acquisition proposal; or

     - enter into any letter of intent or other commitment contemplating or relating to any alternative acquisition transaction that would satisfy one of the thresholds set forth above.

     However, nothing contained in the merger agreement prevents Quantum or its board of directors from providing non-public information to, or entering into discussions or negotiations with, any person or entity

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in connection with an unsolicited bona fide written offer by a third party to consummate any of the following transactions:

     - a merger, consolidation or similar transaction pursuant to which the holders of Quantum HDD common stock immediately prior to the transaction would hold less than 50% of the equity interest in the surviving entity;

     - a sale of assets by Quantum representing in excess of 50% of the fair market value of the assets that would have been part of Quantum HDD transferred to the subsidiary if the separation had taken place; or

     - the acquisition by any person or group of beneficial ownership of in excess of 50% of the voting power of the then outstanding shares of Quantum HDD common stock;

that Quantum's board of directors reasonably determines (after consultation with its financial advisor) to be more financially favorable to Quantum's stockholders than the merger (a "Quantum superior offer"), if and only to the extent that:

     - neither Quantum nor any of its representatives has violated the non-solicitation provisions of the merger agreement;

     - Quantum's board of directors concludes in good faith, after consultation with its legal counsel, that such action is necessary in order for the board to comply with its fiduciary duties to Quantum's stockholders;

     - Quantum gives at least 48 hours notice to Maxtor prior to providing any nonpublic information to, or entering into discussions or negotiations with, such person or entity, and Quantum receives a customary confidentiality and nondisclosure agreement from such person or entity; and

     - at the same time Quantum provides any nonpublic information to such person or entity, Quantum provides such nonpublic information to Maxtor.

     In addition, Quantum and Maxtor must provide each other at least 48 hours notice of any board of director's meeting to consider any unsolicited bona fide written acquisition proposal that its board of directors reasonably determines to be more financially favorable to the company's stockholders than the merger (unless a shorter notice is given the directors) and at lest 48 hours written notice of any board of director's meeting at which the board is reasonably expected to recommend such an offer, together with definitive documentation relating to such offer.

     Quantum and Maxtor are required to notify each other orally and in writing, within 24 hours after receipt of any acquisition proposal or request for non-public information which the recipient company reasonably believes could lead to an acquisition proposal, and the identity of the person or group making any such request or proposal.

TERMINATION

     The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after approval of the matters presented in connection with the merger by the stockholders of Maxtor or Quantum:

     - by the mutual written consent of Maxtor and Quantum duly authorized by the boards of directors of each company;

     - by either Maxtor or Quantum if the merger shall not have been consummated by June 30, 2001, provided that the right to terminate the merger agreement under this clause is not available to any party whose failure to fulfill any obligation under the merger agreement has resulted in the failure of the merger to occur on or before such date;

     - by either Maxtor or Quantum if a court of competent jurisdiction or other governmental entity, shall have issued a nonappealable final order, decree or ruling or taken any other action having the
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

       effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree or ruling is final and nonappealable;

     - by Maxtor if, at the Quantum stockholders' meeting, the requisite vote of Quantum's stockholders in favor of the merger agreement and the merger is not obtained, or by Quantum if, at the Maxtor stockholders' meeting, the requisite vote of Maxtor's stockholders in favor of the merger agreement and the merger is not obtained, provided in each case that the right to terminate the merger is not available to any party where the failure to obtain stockholder approval of such party was caused by such party's action;

     - by either Maxtor or Quantum if the other party's breach of a representation, warranty, covenant or agreement is not cured within 30 days notice of such breach;

     - by Maxtor if:

      - Quantum's board of directors has withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to Maxtor or has resolved or publicly announced its intention to do so;

      - an alternative transaction is completed or Quantum's board of directors has recommended to Quantum's stockholders an alternative transaction or has resolved or publicly announced its intention to recommend or engage in such an alternative transaction;

      - a tender offer or exchange offer for more than 50% of the outstanding shares of Quantum common stock is commenced, other than by Maxtor or an alternative of Maxtor, and Quantum's board of directors has:

        - recommended that Quantum's stockholders tender their shares in such tender or exchange offer; or

        - resolved or publicly announced its intention to take no position with respect to such tender or exchange offer;

     - by Quantum if:

      - Maxtor's board of directors has withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to Maxtor or has resolved or publicly announced its intention to do so;

      - an alternative transaction is completed or Maxtor's board of directors has recommended to Maxtor's stockholders an alternative transaction or has resolved or publicly announced its intention to recommend or engage in such an alternative transaction;

      - a tender offer or exchange offer for more than 50% of the outstanding shares of Maxtor common stock is commenced, other than by Quantum or an affiliate of Quantum, and Maxtor's board of directors has:

        - recommended that Maxtor's stockholders tender their shares in such tender or exchange offer; or

        - resolved or publicly announced its intention to take no position with respect to such tender or exchange offer.

     The merger agreement does not include any provision for termination based on fluctuations in the price of Maxtor common stock or either Quantum HDD common stock or Quantum DSS common stock.

TERMINATION FEES AND EXPENSES

     Except as described below, whether or not the merger is consummated, all fees, costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that all fees and expenses, other than attorneys' fees, incurred
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in connection with the printing and filing of this joint proxy statement/prospectus or the filing of the merger notification and report form under the HSR Act.

     If the merger agreement is terminated by Quantum because:

     - Maxtor's board of directors has withdrawn or modified its recommendation in favor of the merger;

     - Maxtor's board of directors has approved or recommended an alternative acquisition proposal, or has failed to reaffirm its recommendation in favor of the merger within ten days after Quantum requests in writing that this recommendation be reaffirmed at any time after the announcement of an alternative acquisition proposal;

     - Maxtor has entered into any letter of intent or other agreement relating to an alternative acquisition proposal;

     - a tender or exchange offer relating to securities of Maxtor is commenced by a party unaffiliated with Quantum, and Maxtor does not send its stockholders a statement that Maxtor recommends rejection of the offer; or

     - Maxtor has breached the non-solicitation provisions of the merger agreement;

then Maxtor would be required to pay Quantum a termination fee of $35 million within one business day after notice of termination is delivered.

     In the event the merger agreement is terminated as a result of Maxtor's stockholders not approving the merger proposal at the Maxtor stockholders' meeting, and if:

     - prior to the taking of such vote, a third party has publicly announced, and not publicly withdrawn, a Maxtor acquisition proposal; and

     - within 12 months of termination of the merger agreement, any of the following transactions is consummated or a letter of intent is entered into with Maxtor providing for any of them:

      - a merger, consolidation or similar transaction pursuant to which the stockholders of Maxtor immediately prior to the transaction hold less than 50% of the equity interest in the surviving entity;

      - a sale of Maxtor's assets representing in excess of 50% of the fair market value of Maxtor's assets immediately prior to that sale; or

      - the acquisition by any person or group of beneficial ownership of in excess of 50% of the voting power of the then outstanding shares of Maxtor capital stock;

then Maxtor would be required to pay Quantum a termination fee of $35 million within two business days after demand by Quantum.

     If the merger agreement is terminated by Maxtor because:

     - Quantum's board of directors has withdrawn or modified its recommendation in favor of the merger;

     - Quantum failed to include in its proxy statement the recommendation of its board of directors in favor of the merger proposal;

     - Quantum's board of directors has approved or recommended an alternative acquisition proposal, or has failed to reaffirm its recommendation in favor of the merger within ten days after Maxtor requests in writing that this recommendation be reaffirmed at any time after the announcement of an alternative acquisition proposal;

     - Quantum has entered into any letter of intent or other agreement relating to an alternative acquisition proposal;

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

     - a tender or exchange offer relating to securities of Quantum is commenced by a party unaffiliated with Maxtor, and Quantum does not send its stockholders a statement that Quantum recommends rejection of the offer; or

     - Quantum has breached the non-solicitation provisions of the merger agreement;

then Quantum would be required to pay Maxtor a termination fee of $35 million within one business day after notice of termination is delivered.

     In the event the merger agreement is terminated as a result of Quantum's stockholders not approving the merger proposal at the Quantum stockholders' meeting, and if:

     - prior to the taking of such vote, a third party has publicly announced, and not publicly withdrawn, an HDD acquisition proposal, and

     - any of the following transactions is consummated in a letter or a letter of intent is entered into with Quantum providing for any of them:

      - a merger, consolidation or similar transaction pursuant to which the aggregate percentage interest in the surviving entity held by the former holders of Quantum HDD common stock represents 50% or less of the aggregate interest in Quantum represented by their shares of Quantum HDD common stock immediately prior to such transaction;

      - a sale of assets by Quantum representing in excess of 50% of the fair market value of the assets that would have been part of Quantum HDD transferred to the subsidiary if the separation had taken place; or

      - the acquisition by any person or group of beneficial ownership of in excess of 50% of the voting power of the then outstanding shares of Quantum HDD common stock;

then Quantum would be required to pay Maxtor a termination fee of $35 million within two business days after demand by Maxtor.

AMENDMENT AND WAIVER

     The merger agreement may be amended at any time by action taken or authorized by the respective boards of directors of Maxtor and Quantum, but after approval by the stockholders of Quantum of the matters presented in connection with the merger to them, no amendment shall be made which by law requires further approval by such stockholders, without such further approval. Maxtor and Quantum by action taken or authorized by their respective boards of directors, may extend the time for performance of the obligations or other acts of the other parties to the merger agreement, may waive inaccuracies in the representations or warranties contained in the merger agreement or may waive compliance with any agreements or conditions for the benefit of each party contained in the merger agreement.

                            THE SEPARATION DOCUMENTS

     In order to effect the separation, Maxtor, Quantum and Quantum's new subsidiary will enter into the following agreements at the time of the separation in substantially the forms attached to the merger agreement. After the separation, as a result of the merger, Maxtor will succeed to the rights and obligations of the subsidiary set forth in the separation documents.

SEPARATION AND REDEMPTION AGREEMENT

     The separation and redemption agreement, called the separation agreement below, will outline the general terms and conditions of the separation of the subsidiary from Quantum and the redemption of all outstanding shares of Quantum HDD common stock in exchange for common stock of the subsidiary.

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THE SEPARATION

     The separation is scheduled to occur immediately prior to the effective time of the merger of the subsidiary with Maxtor. On the date of the separation, Quantum and the subsidiary will execute agreements that govern the transfer of Quantum HDD's assets and liabilities from Quantum to the subsidiary and the various relationships between Quantum, the subsidiary, and Maxtor following the date of the separation. These ancillary agreements include:

     - the general assignment and assumption agreement;

     - the tax sharing and indemnity agreement;

     - the intellectual property agreement;

     - the indemnification agreement; and

     - the transitional services agreement.

     In addition, on the date of the separation, each officer or director of Quantum HDD who will be an employee of Quantum or one of its subsidiaries from and after the date of the separation will resign from his or her position with Quantum HDD, and each officer or director of Quantum or one of its subsidiaries who will be an employee of the new subsidiary or one of its subsidiaries from and after the date of the separation will resign from his or her position with Quantum.

THE REDEMPTION

     The separation agreement will specify that the redemption of Quantum HDD common stock will occur immediately prior to the effective time of the merger of the subsidiary with Maxtor. Each holder of Quantum HDD common stock on the date of the redemption will be entitled to receive one share of common stock of the subsidiary for each share of Quantum HDD common stock held. The completion of the redemption is conditioned upon determination by Quantum and Maxtor that all of the conditions to the merger have been satisfied, so that the merger can be effected immediately following the redemption.

NONEXCLUSIVE SUPPLY AGREEMENT

     The separation agreement will provide that Quantum will negotiate in good faith and enter into a nonexclusive agreement with Maxtor to supply Maxtor and the subsidiary with selected hard disk drive products on Maxtor's specifications and otherwise on terms and conditions reasonably requested by Maxtor.

FURTHER INSTRUMENTS

     The separation agreement will provide that Quantum and the subsidiary will each execute and deliver all instruments of transfer and take such actions necessary to effect the transfer of all assets and the assumption of all liabilities contemplated to be transferred to and assumed by the subsidiary under the separation agreement and the ancillary agreements.

INFORMATION EXCHANGE

     Under the separation agreement, Quantum and the subsidiary will agree to provide each other with any information that the requesting party reasonably needs to comply with governmental reporting or filing requirements, administrative proceedings, its obligations under the separation agreement or any of the ancillary agreements or in connection with the ongoing business of Quantum, on the one hand, or of the subsidiary or Maxtor, on the other. Information provided pursuant to the separation agreement cannot be used as a basis for a claim against the other party.

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NO REPRESENTATION OR WARRANTY

     Under the separation agreement, Quantum will not make any representation or warranty to the subsidiary regarding:

     - the absence of defenses or freedom from counterclaims with respect to any claim to be transferred to the subsidiary; or

     - the legal sufficiency of any conveyance of title to any asset to be transferred to the subsidiary.

EMPLOYEE CONFIDENTIALITY AND PROPRIETARY DEVELOPMENTS AGREEMENTS

     Under the separation agreement, the confidentiality and proprietary developments agreements between Quantum and each Quantum employee that as of the date of the separation becomes an employee of the subsidiary will remain in full force and effect, except that none of the following acts will be deemed to be a breach of such agreements:

     - the use or disclosure of confidential information on behalf of the subsidiary or its subsidiaries, if such use or disclosure is consistent with the rights granted to and restrictions imposed upon the subsidiary in the agreements executed in connection with the separation;

     - the disclosure and assignment to the subsidiary or its subsidiaries of any proprietary developments authored or reduced to practice by a former employee of Quantum or its subsidiaries;

     - the rendering of any services to the subsidiary or its subsidiaries to the extent that such services are consistent with the rights granted to and restrictions imposed upon the subsidiary in the separation agreements executed in connection with the separation; or

     - solicitation of the employees of one party by the other party prior to the date of the separation.

     Although Quantum will retain all rights under these agreements that Quantum needs to protect its rights and interests, Quantum will assign to the subsidiary rights to permit the subsidiary to enforce them. Under the separation agreement, Quantum and the subsidiary generally agreed to advise one another of a violation of a confidentiality and proprietary developments agreement.

COOPERATION IN OBTAINING NEW AGREEMENTS

     Also in the separation agreement, Quantum will acknowledge that, prior to the date of the separation, Quantum HDD derived benefits from agreements between Quantum and third parties that are not being assigned to the subsidiary. Quantum will agree to make introductions to appropriate Maxtor personnel of Quantum's contacts and to provide reasonable assistance so that Maxtor may obtain agreements from those third parties under terms and conditions acceptable to Maxtor.

TERMINATION OF THE AGREEMENT

     The separation agreement may be terminated and the redemption may be abandoned at any time prior to the effective time of the merger by mutual consent of Quantum and Maxtor.

GENERAL ASSIGNMENT AND ASSUMPTION AGREEMENT

     The general assignment and assumption agreement, called the assignment agreement below, will identify which assets and liabilities relating to Quantum HDD that Quantum will transfer to the subsidiary and the subsidiary will accept from Quantum as part of the separation. The assignment agreement also describes when and how the transfer will occur.

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ASSETS TRANSFERRED

     The assignment agreement will provide that, on the date of the separation, Quantum will transfer the following assets to the subsidiary:

     - all assets reflected on the balance sheet of Quantum HDD as of June 30, 2000, other than any assets disposed of in the ordinary course of business after the date of the balance sheet;

     - all written off, expensed or fully depreciated assets that would have appeared on the balance sheet of Quantum HDD as of June 30, 2000, had they not been written off, expensed or fully depreciated;

     - all assets that are used primarily by Quantum HDD as of the date of the separation but are mistakenly or unintentionally omitted from the balance sheet of Quantum HDD as of June 30, 2000;

     - all assets that Quantum or its subsidiaries acquired after June 30, 2000, that would have appeared in the balance sheet of Quantum HDD as of the date of the separation if that balance sheet had been prepared using the same principles used to prepare the balance sheet of Quantum HDD dated June 30, 2000;

     - all contingent gains related primarily to Quantum HDD, other than insurance proceeds, specified excluded assets and tax gains covered in the tax sharing agreements;

     - all contracts that relate primarily to Quantum HDD, except as otherwise specified as an excluded asset or provided in another ancillary agreement;

     - all licenses, permits and authorizations issued by any governmental authority that relate solely to Quantum HDD, to the extent transferable with Quantum HDD;

     - all books, records, correspondence and other data relating to past conduct of Quantum HDD;

     - all real estate interests which neither Quantum HDD nor Quantum employees are occupying as of the date of the merger agreement and which are included in the balance sheet of Quantum HDD dated June 30, 2000; and

     - other assets that Maxtor and Quantum expressly agree upon.

EXCLUDED ASSETS

     The assignment agreement will also specify that certain assets, including the following, will not be transferred to the subsidiary:

     - cash in the amount necessary to satisfy all of Quantum's expenses incurred in connection with the merger, the separation and the transactions contemplated thereby;

     - all intellectual property of Quantum except that specified for transfer to the subsidiary in the intellectual property agreement;

     - Quantum's rights under specified credit agreements and Quantum's exclusive long-term manufacturing and purchase agreements with MKE;

     - real property interests specified in the assignment agreement; and

     - other assets that Maxtor and Quantum expressly agree will not be transferred.

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ASSUMPTION OF LIABILITIES

     The assignment agreement will provide that, on the date of the separation, the subsidiary will assume the following liabilities from Quantum:

     - all liabilities reflected as liabilities on the balance sheet of Quantum HDD as of June 30, 2000 that have not been discharged after the date of the balance sheet, including up to $98 million of Quantum's obligations under certain subordinated convertible notes;

     - all liabilities of Quantum or its subsidiaries that arise after June 30, 2000, that would have appeared in the balance sheet of Quantum HDD as of the date of the separation if that balance sheet had been prepared using the same principles used to prepare the balance sheet of Quantum HDD as of June 30, 2000;

     - all liabilities that are related primarily to Quantum HDD at the date of the separation but are improperly excluded from the balance sheet of Quantum HDD as of June 30, 2000;

     - the payment obligations for real estate transferred with Quantum HDD except as otherwise provided in the transitional services agreement will be paid by Maxtor to Quantum;

     - taxes for which the subsidiary and Maxtor indemnify Quantum under the tax sharing agreement;

     - all liabilities primarily resulting from the operation of Quantum HDD or any business it conducts or resulting from any asset that Quantum transferred to the subsidiary;

     - contingent liabilities primarily related to the conduct of Quantum HDD before the separation other than liabilities relating to employee benefit plans;

     - all accounts payable outstanding as of the separation date relating to Quantum HDD;

     - payroll, bonus, pension, severance and other liabilities for employees as specified in the merger agreement; and

     - other liabilities as expressly agreed by Maxtor and Quantum to belong to the Quantum HDD business.

EXCLUDED LIABILITIES

     The assignment agreement will also specify that the following specific liabilities will remain with Quantum and will not be transferred to the subsidiary:

     - all liabilities associated with the excluded assets;

     - all contingent liabilities relating to securities law compliance by Quantum relating to Quantum HDD common stock or breach of fiduciary duties by Quantum's board of directors relating to Quantum HDD;

     - all liabilities for taxes, except any tax for which Spinco or Maxtor indemnify Quantum for under the tax sharing agreement;

     - all agreements and obligations of Quantum under the merger agreement and the agreements executed in connection with the separation; and

     - other liabilities that Maxtor and Quantum expressly agree will not be transferred.

ASSETS AND LIABILITIES NOT TRANSFERRED

     The assignment agreement will provide that, if Quantum, the subsidiary or Maxtor discover that specific assets or liabilities that are primarily related to Quantum HDD were not transferred or assumed pursuant to the assignment agreement, Quantum, the subsidiary and Maxtor have agreed to cooperate in good faith to effect the transfer or assumption of those assets or liabilities.

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DELAYED TRANSFERS

     If it is impracticable to transfer specific assets and liabilities on the date of the separation, the assignment agreement provides that these assets and liabilities will be transferred after the date of the separation.

TERMS OF OTHER SEPARATION AGREEMENTS GOVERN

     To the extent that another separation agreement expressly provides for the transfer of an asset or an assumption of liability, the terms of such other ancillary agreement will determine the manner of the transfer and assumption of liability.

OBTAINING APPROVALS AND CONSENTS

     Under the assignment agreement, Quantum, the subsidiary and Maxtor will agree to use all reasonable commercial efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the separation.

PAYMENT OF CONVERTIBLE DEBT

     Quantum has issued 7% subordinated convertible notes due August 1, 2004 in the aggregate principal amount of $287.5 million. Interest on the notes is payable semi-annually each February 1 and August 1 and principal is payable upon maturity of the notes. The assignment agreement will provide that, on each date upon which Quantum makes a payment in respect of the notes, Maxtor will pay to Quantum, or the trustee appointed under the indenture governing the notes, the Quantum HDD pro rata portion of that payment. Also under the assignment agreement, at Quantum's request, Maxtor will cooperate in seeking to effectuate a split or similar change to the indentures relating to such convertible notes, such that Maxtor will be the sole obligor with respect to Quantum HDD pro rata portion of such indentures, provided that such split or similar change will not result in any increase in interest rate or other change in terms adverse to Maxtor. See "Maxtor Unaudited Pro Forma Condensed Combined Financial Statements," beginning on page 103.

SPECIFIC CLAIMS AND LITIGATION

     The assignment agreement will also provide that the subsidiary will assume and manage most pending litigation, that Quantum will defend other agreed-upon pending litigation relating to Quantum HDD at Maxtor's expense and that all other pending litigation involving Quantum will remain with Quantum, and the subsidiary will have no liability in connection with or responsibility for defending such litigation.

TAX SHARING AND INDEMNITY AGREEMENT

     The tax sharing and indemnity agreement, called the tax sharing agreement below, will identify Quantum's taxes, penalties and interest which the subsidiary and Maxtor will be required to reimburse to Quantum; these result from:

          (1) the conduct of Quantum's business before the issuance of the Quantum DSS common stock in the recapitalization of Quantum common stock into Quantum HDD and Quantum DSS common stock and the conduct of Quantum HDD before the separation and redemption, limited in the aggregate to $142 million plus 50% of any excess over $142 million, excluding the effect of any required gross-up payment, as described in category (4) below;

          (2) any transactions undertaken by Quantum in preparation for the separation and redemption;

          (3) the redemption, except to the extent such liabilities result from one or more acquisitions of Quantum stock after the redemption or actions taken by Quantum after the redemption and except to the extent Quantum receives insurance proceeds related to liabilities resulting from the redemption; and

          (4) the payment by the subsidiary or Maxtor of the foregoing Quantum liabilities.

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     Allocations of liabilities in category (1) above between Quantum HDD and
Quantum DSS will be made in a manner consistent with past practices as if Quantum HDD and Quantum DSS were separate taxpayers. Taxes attributable to Quantum DSS before the issuance of the Quantum DSS common stock are subject to indemnification by the subsidiary and Maxtor because such liabilities were treated as liabilities of Quantum HDD on Quantum HDD's financial statements after the recapitalization. Taxes of Quantum DSS with respect to tax years that include the date of the recapitalization will be allocated between the pre-recapitalization and post-recapitalization period based on the period to which the tax relates, if the taxes can be specifically related to either period, or on a pro-rata basis, if the taxes cannot be specifically related to either period.

     Although the separation, redemption and the merger are intended to be tax-free and some of the potential tax liability relating to the separation and redemption has been insured against, there are limits applicable to the insurance related to taxes, penalties and interest of Quantum resulting from the separation, the redemption and the merger. The tax sharing agreement provides that Maxtor and the subsidiary are liable to Quantum for any such liabilities regardless of whether such liabilities exceed the limitations applicable to the tax opinion insurance policy or policies or if, for any reason, a policy exclusion applies so that no insurance proceeds are received, as well as claims under the tax opinion insurance policy.

     The tax sharing agreement will require Quantum, Maxtor, and the subsidiary to cooperate with each other with respect to retention and access to records and preparation and filing of tax returns and other tax related documents. Maxtor will generally be allowed to control Quantum's controversies with taxing authorities to the extent that the resulting tax liability would be subject to indemnity by Maxtor or the subsidiary, such as claims under the tax opinion insurance policy.

INTELLECTUAL PROPERTY AGREEMENT

ASSIGNMENT AND RIGHTS

     Under the terms of the intellectual property agreement:

     - Quantum will grant to the subsidiary absolute ownership of certain proprietary and intellectual property rights in and associated with Quantum HDD, and a non-exclusive, worldwide, irrevocable, paid-up and royalty free license under other proprietary and intellectual property rights in and associated Quantum HDD to make, use and sell hard disk drives and other products, including but not limited to, network attached storage, storage area networks and magneto-optic devices.

     - The subsidiary will grant to Quantum a non-exclusive, worldwide, irrevocable, paid-up and royalty-free license to certain proprietary and intellectual property rights in and associated with Quantum HDD to make, use and sell products, including, tape drives, media and libraries, network attached storage and storage area networks, provided however that Quantum was not granted a license to make, use or sell hard disk drives.

     - The preceding licenses will be transferable and sublicensable, in whole or in part, to Maxtor and subsidiaries of Maxtor or to any successor to any part of the business of Maxtor or any of its subsidiaries, or to subsidiaries of Quantum or to any successor to any part of the business of Quantum or any of its subsidiaries.

     - Neither party may assign its rights under the agreement without the prior written consent of the other except in connection with a merger or acquisition, or in connection with the transfer of a business. The agreement will be binding upon and inures to the benefit of any permitted successors and assigns.

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NONASSERTION OF INFRINGEMENT CLAIMS

     Under the terms of the intellectual property agreement:

     - For a period of ten years, neither the subsidiary nor its affiliates will be permitted to assert against Quantum or its subsidiaries or successors any claims of patent infringement with respect to any patents owned or licensable by the subsidiary or its affiliates based on products that Quantum is licensed to make, use or sell under this agreement.

     - For a period of ten years, neither Quantum nor its affiliates will be permitted to assert against Maxtor or its subsidiaries or successors any claims of infringement with respect to any patents owned or licensable by Quantum or its affiliates based on products that the subsidiary is licensed to make, use or sell under this agreement.

INDEMNIFICATION AGREEMENT

     In the indemnification agreement, Quantum and the subsidiary will agree to indemnify each other from certain liabilities.

     Quantum will agree to indemnify the subsidiary and its affiliates from any and all liabilities resulting from or relating to:

     - Quantum's businesses other than Quantum HDD;

     - any liabilities of Quantum not assumed by the subsidiary;

     - any claim by an employee of Quantum that will not be employed by the subsidiary after the separation; and

     - any breach by Quantum of the separation agreement or any of the ancillary agreements executed in connection with the merger.

     The subsidiary will agree to indemnify Quantum and its affiliates from any and all liabilities resulting from or relating to:

     - Quantum HDD;

     - any Quantum HDD liability assumed by the subsidiary;

     - any claim by an employee of Quantum that will be employed by the subsidiary after the separation; and

     - any breach by the subsidiary of the separation agreement or any of the ancillary agreements executed in connection with the merger.

     The indemnification agreement will not apply to taxes or tax-related liabilities or the employment matters, covered by the merger agreement. The indemnification agreement also contains provisions governing notice of claims and indemnification procedures.

TRANSITIONAL SERVICES AGREEMENT

SERVICES

     The transitional services agreement will govern the provision of certain services needed by either of the parties for a period of up to two years due to the separation of Quantum and the subsidiary, if the services were provided for a party's business as it was conducted or proposed to be conducted before the separation, in the case of Quantum and its subsidiaries, by the personnel or with assets transferred to the subsidiary, and in the case of the subsidiary, by the personnel or with assets retained by Quantum. Such services will include but will not be limited to: real estate, equipment, accounting, payroll, sales and marketing, product support, inventory maintenance, procurement, costing, warehouse management, information systems, communications, insurance and risk management services, human resources, and any specific services set forth in the schedules to the agreement.
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     Each party will be required to set forth in each schedule the time period during which the service will be provided if different from the two-year term of the transitional services agreement, a summary and description of the services to be provided, the estimated charge, if any, for such services and other terms applicable thereto. If no charge is specified, the charge for such services will be direct costs plus 5%.

     Except as the parties agree, no party will be obligated to provide any requested services other than to the extent and at such locations as such services was provided or contemplated to be provided prior to the date of the separation or to the extent that the provision of such services requires assets that will be owned by such party following the date of the separation. The requested services will be available only for the limited purpose of conducting the business of the party requesting such services in the manner it was or was proposed to be conducted prior to the date of the separation.

     The only exceptions to the obligations of the parties to provide any service outlined in the transitional services agreement will be if:

     - causes outside of the reasonable control of a party who is to provide the service prevent such party from doing so;

     - providing such services would be prohibited by law, regulation or court order;

     - providing the services would require the party to continue to employ existing employees who would otherwise be terminated for cause; or

     - the party has provided the requesting party 60 days notice that it plans to terminate the employees providing such service other than for cause and has provided the requesting party an opportunity to offer employment to such employees simultaneous with their termination by the party providing or to provide the services.

HARD DISK DRIVE PRODUCTS

     For a period of two years following the closing date of the merger, Maxtor will be required to use commercially reasonable efforts, to the extent available sources of supply exist, to continue to make hard disk drive products available to Quantum on terms and in volumes reasonably agreed to by the parties. The right to receive from Maxtor hard disk drive products will extend to any entity that is a subsidiary of Quantum as of the date of the closing of the merger, even if that entity ceases to be a subsidiary thereafter, and to any successor to any part of the business of Quantum. Quantum currently contemplates spinning off its Snap division after the separation and redemption. Quantum has a separate agreement with its Snap division for the supply of hard disk drives, limited to Quantum's Fireball and Atlas lines of products (and their direct lineal descendants incorporating a majority of the current technology of such products). Quantum, Snap and Maxtor have agreed that their supply obligations under the agreement between Snap and Quantum will govern the supply of such products to Snap notwithstanding the provisions in the Transitional Services Agreement.

REAL ESTATE

     Except for ownership interests in real property that are transferred to the subsidiary under the assignment agreement, no real estate interests will be transferred to the subsidiary. Until the parties agree otherwise, the use and occupancy of the real estate interests transferred to the subsidiary will be shared in a manner consistent with the use and allocation of the space related to such real estate interests immediately prior to the effective time.

     The costs and expenses (including all rents and other expenses associated with the site) of the use and occupancy of the space subject to the real estate interests shall initially be shared by the parties on the basis of their respective user as of the effective time of the merger based on the number of Quantum HDD employees working at the site at the effective time of the merger compared to non-Quantum HDD employees.

     Quantum will use its best efforts, as promptly as practicable after the effective time of the merger, to convey in a manner acceptable to both Quantum and Maxtor any owned site where less than a majority of

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Quantum's workers are utilized, subject to a leaseback at cost for the six months, and cost plus 5% thereafter, of the amount of space utilized by Quantum as of the effective time of the merger.

INTELLECTUAL PROPERTY

     The transitional services agreements govern the manner of delivery of software and hardware, and related matters. However, the transitional services agreement will not in any way affect the ownership of any intellectual property rights allocated in the other separation agreements, or grant to any party any rights of ownership of copyrights, patents, trade secrets, trademarks or any other intellectual property rights owned by the other.

TERM AND TERMINATION

     Either party may elect to terminate the agreement upon 60 days prior written notice. A party may also terminate the agreement with respect to a specific service if the other party materially breaches a material provision with regard to the particular service and does not cure or take reasonable steps necessary to cure such breach within 30 days of receiving written notice of breach.

     The agreement will expire two years following closing of the merger.

VOTING AGREEMENTS

     The following describes the material terms of the voting agreements between Quantum and Maxtor, on the one hand, and each of the officers and directors of Quantum and Maxtor, respectively, on the other hand, and also, in the case of Maxtor, its voting agreement with Hyundai Electronics America. The voting agreements were entered into to induce Quantum and Maxtor to enter into the merger agreement. In connection with the amendment and restatement of the merger agreement, the parties confirmed that their agreements applied to the amended and restated merger agreement.

VOTING OF SHARES

     From the date of the voting agreements through the earlier of the date when the merger agreement is terminated or the merger becomes effective, the stockholders who are parties to the agreement each agree that, at the special meeting of stockholders and for any other actions requiring stockholder consent:

     - they will cause all securities owned by them to be voted in favor of the adoption of the merger agreement and the other transactions contemplated by the merger agreement;

     - they will cause all securities owned by them to be voted against any proposal for any merger, consolidation, sale of assets, recapitalization, or other business combination involving the other party or any other action or agreement that would result in a breach of any covenant, representation, or warranty or any other obligation or agreement of the other party under the merger agreement or that would result in any of the conditions to the other party's obligations under the merger agreement not being fulfilled; and

     - they will cause all securities owned by them to be voted in favor of any other matter relating to the consummation of the transactions contemplated in the merger agreement.

PROXY AND WAIVER

     Each of the stockholder parties have delivered to Maxtor or Quantum, as the case may be, an irrevocable proxy with respect to the Maxtor or Quantum securities owned by that party. Furthermore, each stockholder party agrees to give any consent or waiver that is reasonably required for the consummation of the merger under the terms of any agreements to which the affiliate is a party.

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RESTRICTIONS ON TRANSFER OF SECURITIES AND VOTING RIGHTS

     The stockholder parties also agree that during the same period, no stockholder party will:

     - tender, sell, or otherwise dispose of any of the securities owned by it or enter into any agreement to tender, sell, or otherwise dispose of any of the securities owned by it;

     - enter into any swap or other derivative transaction that transfers to another any of the economic benefit or risk or ownership of any of the securities;

     - enforce or permit the execution of provisions of any redemption, share purchase or sale, recapitalization, or other agreement with Maxtor or Quantum, as the case may be; or

     - deposit any of the securities owned by it into a voting trust or depository facility or enter into a voting agreement or arrangement with respect to the securities or grant any proxy with respect thereto.

     However, the stockholder party is allowed to take any of the above actions if Maxtor or Quantum, as the case may be, approves such action or if the proposed transferee executes a counterpart of the voting agreement and agrees to hold the securities subject to all of the terms of the voting agreement.

NO SOLICITATION

     Each stockholder party agrees that from the date of the voting agreement through the earlier of the date on which the merger agreement is terminated or the merger becomes effective, that party will not, directly or indirectly, solicit, initiate, or encourage any inquiry, proposal, or offer from any third person or negotiate with any third party regarding:

     - any acquisition or purchase from Maxtor or Quantum, as the case may be, by a third person or group of 50% or more of the outstanding voting securities of Maxtor or its affiliates;

     - any tender offer or exchange offer that would result in any person or group beneficially owning 50% or more of the outstanding voting securities of Maxtor or Quantum, as the case may be, or its affiliates;

     - any merger or consolidation of Maxtor or Quantum, as the case may be, which results in these stockholders owning less than 50% of the surviving corporation;

     - any sale, lease or other disposition of 50% or more of Maxtor or Quantum's assets; or

     - any liquidation or dissolution of Maxtor or Quantum, as the case may be.

     Notwithstanding any of the foregoing, none of the stockholder parties is precluded from withholding, withdrawing, amending, or modifying its recommendation in favor of approval of the merger to its stockholders if either a superior offer to that contemplated in the merger agreement is made to its constituent company and is not withdrawn, or the party concludes in good faith, after consultation with its legal counsel, that, in light of such superior offer, the withholding, withdrawal, amendment, or modification of its recommendation for approval is necessary for it to comply with its fiduciary obligations to its stockholders under applicable law.

TERMINATION

     The voting agreements and the accompanying proxies, and all obligations of the stockholder parties thereunder, shall terminate immediately, without any further action being required, upon the earlier of the date which the merger agreement is terminated or the merger becomes effective.

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                       COMPARISON OF RIGHTS OF HOLDERS OF
                            MAXTOR COMMON STOCK AND
                            QUANTUM HDD COMMON STOCK

     This section of the joint proxy statement/prospectus describes material differences between the rights of stockholders of Maxtor and the rights of holders of Quantum HDD common stock. The rights compared are those found in the respective companies' charter documents and corporate law provisions of Delaware, which is the state in which both companies are incorporated. While Maxtor believes that these descriptions address the material differences, this summary may not contain all of the information that is important to stockholders of Maxtor and Quantum HDD. Maxtor and Quantum HDD stockholders should consult the respective companies' corporate charters and bylaws as previously filed with the SEC for a more complete understanding of the differences between the rights of Maxtor stockholders, on the one hand, and Quantum HDD stockholders, on the other, at the time of the split-off/merger transaction. If the merger proposal is approved by both Maxtor and Quantum stockholders and the merger is completed, the rights of Maxtor stockholders will be altered as set forth in such proposal and the restated certificate of incorporation of Maxtor that is included as Annex F to this joint proxy statement/prospectus. If Proposal No. 2 of Quantum is also approved and the merger is completed, the rights of Quantum stockholders will be altered as set forth in such proposal and the amended and restated certificate of incorporation of Quantum that is included as Annex E to this joint proxy statement/prospectus.

NATURE OF THE SECURITY

     Quantum HDD common stock is a tracking stock. Quantum also has a tracking stock which trades under the symbol "DSS," which tracks the other most significant business of Quantum, its digital linear tape storage business. Quantum's restated certificate of incorporation gives its board of directors discretion to determine the business, assets, properties and liabilities attributable to each of the two businesses. The intention behind a number of the provisions in Quantum's restated certificate of incorporation is to tie the rights of the holders of the Quantum HDD common stock to the hard drive business and the rights of the holders of the Quantum DSS common stock to the digital tape storage business. In contrast, Maxtor common stock is not a tracking stock. Thus, the value of a share of Maxtor common stock depends on the performance of the entire corporation, rather than one business group within the corporation.

     Maxtor's common stock is traded on The Nasdaq National Market, whereas Quantum HDD common stock is traded on the New York Stock Exchange.

SIZE OF THE BOARD

     The size of the Maxtor board is fixed from time to time by resolution of the board of directors. Currently, there are eight directors. There will be seven directors at the time of closing. See "Maxtor Board Composition," on page 94.

     The size of the Quantum board is fixed from time to time by resolution of the board of directors. Currently, there are seven directors.

CLASSIFICATION

     The Maxtor board is divided into three classes, with each class serving a staggered three year term. The Maxtor restated certificate of incorporation currently requires that the directors in each class be as nearly equal in number as reasonably possible.

     In the merger, the Maxtor restated certificate of incorporation will be amended to eliminate the requirement that classes be as nearly equal in number as reasonably possible until the annual meeting of stockholders in 2004. Upon the closing of the merger, the class of directors to be elected at the annual meeting of stockholders to be held in 2001 will consist of two directors, with Michael R. Cannon and C.S. Park in that class. The class of directors to be elected at the annual meeting of stockholders to be held in 2002 will consist of Michael A. Brown and the class of directors to be elected at the annual meeting of the stockholders to be held in 2003 will consist of four directors, Charles Christ, Charles Hill, Roger Johnson, and Thomas Chun.

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     The Quantum board of directors is not classified. Each director stands for election every year. Therefore, a change in control of a majority of the Quantum board seats could be effected in a single annual meeting rather than over the course of multiple annual meetings as is the case with the classified board of Maxtor.

REMOVAL OF DIRECTORS

     The Maxtor restated certificate of incorporation provides that directors may be removed only for cause by the majority vote of all the outstanding shares entitled to vote at an election of directors.

     Any Quantum director or the entire board may be removed, with or without cause, by holders of the majority of the capital stock entitled to vote in any election of directors; except that if less than the entire board were removed, no director could be removed if the votes cast against his or her removal would be enough to elect him or her if cumulatively voted at an election of the entire board. Because Quantum directors may be removed without cause, provided the stockholder approval requirement is satisfied, it may be easier for Quantum stockholders to remove Quantum directors than for Maxtor stockholders to remove Maxtor directors.

VACANCIES

     Both the Maxtor and Quantum bylaws provide that vacancies may only be filled by a majority of the remaining directors.

LIMITATION ON DIRECTOR LIABILITY

     The Maxtor restated certificate of incorporation precludes a director's liability for monetary damages unless the director: (1) breaches the duty of loyalty to the corporation or its stockholders; (2) commits acts that are not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) pays an illegal dividend or makes an illegal stock purchase; or (4) receives an improper personal benefit from a transaction. Maxtor's restated certificate of incorporation also provides that if Delaware law is amended in the future to authorize the elimination or limitation of a director's liability beyond the circumstances described in the previous sentence, then a director's liability shall be further eliminated or limited to the fullest extent permitted by the amendment of Delaware law. Any repeal or modification of this provision of Maxtor's restated certificate of incorporation is expressly precluded from adversely affecting a director's protection existing at the time of such repeal or modification.

     The Quantum restated certificate of incorporation eliminates a director's personal liability for breach of fiduciary duty as a director to the fullest extent allowed under Delaware law. Currently Delaware law permits the elimination of personal liability to the extent provided in Maxtor's restated certificate of incorporation, as described above. Therefore, there is no material difference as to limitation of director liability between Maxtor and Quantum.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Both Maxtor and Quantum indemnify their directors and officers to the fullest extent allowed under Delaware law.

AMENDMENTS TO CERTIFICATE OF INCORPORATION

     The Maxtor restated certificate of incorporation requires the affirmative vote of at least two-thirds of the then-outstanding shares in order to amend or repeal certain provisions of the certificate of incorporation, including those relating to:

     - the classified board and the right of stockholders to remove directors for cause;

     - the elimination of the stockholders' right to act by written consent;

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     - the exclusive right of the board to set the number of directors and to fill vacancies and newly created directorships;

     - the authority to call special meetings of the stockholders;

     - the limitations on personal liability for the directors;

     - the amendment process for the company's bylaws and certificate of incorporation;

     - the elimination of the requirement that directors be elected by written ballot;

     - the powers and authority of the board of directors;

     - the limitation of transactions between Maxtor and Hyundai Electronics America and its affiliates; and

     - the authority of Hyundai Electronics America and its affiliates to engage in corporate opportunities of Maxtor.

All other amendments only need be approved by a majority of the outstanding shares of each class of stock entitled to vote.

     Quantum's restated certificate of incorporation requires only approval from a majority of the outstanding shares of each class of stock entitled to vote to amend any provision of the certificate of incorporation.

     Because of the two-thirds majority vote requirement to amend the enumerated provisions of Maxtor's certificate, it would be more difficult for Maxtor stockholders to amend those provisions than for Quantum stockholders to amend similar provisions in Quantum's certificate.

AMENDMENTS TO BYLAWS

     The Maxtor board of directors has authority to amend the bylaws. Maxtor stockholders may also amend the bylaws, but only by a two-thirds vote of the then-outstanding shares voting together as a single class.

     The Quantum board of directors has authority to amend the bylaws. Stockholders may also amend the bylaws if a majority of stockholders entitled to vote elect to do so.

     Because of the two-thirds vote requirement, it would be difficult for Maxtor stockholders to amend Maxtor's bylaws than for Quantum stockholders to amend Quantum's bylaws.

AUTHORIZED CAPITAL STOCK

     The Maxtor restated certificate of incorporation authorizes the issuance of up to 250,000,000 shares of common stock, par value $.01 per share, and 95,000,000 shares of preferred stock, par value $.01 per share. The Maxtor board of directors is authorized, without further action by the stockholders, and subject to any limitations prescribed by law, to designate and issue the preferred stock in one or more series, and can fix the rights, preferences, and privileges of the shares of each series and any qualifications, limitations, or restrictions on these shares. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Maxtor's common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, under certain circumstances, have the effect of delaying, deferring, or preventing a change in control of Maxtor. The Maxtor board has no current plans to issue any shares of its preferred stock.

     As of February 2, 2001, 116,210,377 shares of Maxtor common stock, and no shares of Maxtor preferred stock, were issued and outstanding.

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     If the merger is approved, the Maxtor restated certificate of incorporation will be amended to authorize the issuance of an additional 275,000,000 shares of common stock. The total number of shares of Maxtor common stock that would be authorized after the merger would be 525,000,000.

     The Quantum restated certificate of incorporation authorizes the issuance of up to 1,000,000,000 shares of common stock designated the "Quantum Corporation -- DSSG Common Stock," or Quantum DSS common stock, having a par value of $.01 per share. Quantum may also issue up to 600,000,000 shares of common stock designated as "Quantum Corporation -- Hard Disk Drive Group Common Stock," or Quantum HDD common stock, having a par value of $.01 per share, as well as up to 20,000,000 shares of preferred stock. The Quantum board of directors is authorized, without further action by the stockholders, and subject to any limitations prescribed by law, to designate and issue the preferred stock in one or more series, and can fix the rights, preferences, and privileges of the shares of each series and any qualifications, limitations, or restrictions on these shares. The Quantum board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Quantum's common stock.

     As of February 2, 2001, 151,400,636 shares of Quantum DSS common stock and 79,266,107 shares of Quantum HDD common stock were issued and outstanding.

DIVIDENDS

     Delaware law provides that the directors of a corporation may declare and pay dividends on capital stock. Dividends may only be paid out of surplus, which is the excess of net assets of the corporation over capital, or, if the corporation does not have adequate surplus, out of net profits for the current or immediately preceding fiscal year, unless the net assets are less than the capital of any outstanding preferred stock.

     The Maxtor restated certificate of incorporation places no additional restrictions on the board's ability to declare dividends.

     The Quantum restated certificate of incorporation, however, places an additional limitation on the board's ability to declare dividends for holders of the shares of Quantum HDD. Dividends for the shares of Quantum HDD may only be declared and paid for out of the surplus attributable to Quantum HDD. As a result, if Quantum on the whole is profitable, but Quantum HDD is not, the directors may not declare a dividend for the holders of Quantum HDD common stock.

STOCK REPURCHASES, REDEMPTIONS, AND CONVERSIONS

     In general, a corporation may not purchase or redeem its own shares if its capital is impaired or if the purchase or redemption would cause its capital to be impaired. A company may, however, purchase or redeem shares out of capital if the shares will then be retired, thereby reducing the capital of the corporation.

     The Maxtor restated certificate of incorporation does not place any additional limitations on the corporation's ability to repurchase or redeem stock.

     Subject to the above restrictions, the Quantum restated certificate of incorporation gives the board of directors authority to purchase, redeem, or convert the stock of Quantum HDD in a number of situations. The board may at any time convert the stock of Quantum HDD into stock of Quantum DSS. If Quantum elects to sell or otherwise transfer all or substantially all (generally defined as 80% or more) of the value of its Quantum HDD, the board has the option to pay a dividend on Quantum HDD common stock, redeem some or all of Quantum HDD common stock, or convert Quantum HDD common stock into Quantum DSS common stock.

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ELECTION OF DIRECTORS

     Maxtor stockholders do not have cumulative voting rights.

     Quantum stockholders may cumulate their votes if they give timely notice of their intention to do so, and may either cast them for one candidate or distribute such votes among two or more candidates. Because Quantum stockholders have cumulative voting rights, the ability of minority Quantum stockholders to obtain a seat on the Quantum board is greater than is the case for minority Maxtor stockholders.

ACTION BY WRITTEN CONSENT

     The Maxtor restated certificate of incorporation prohibits the stockholders from acting by written consent. All stockholder actions must be effected at a duly called annual or special meeting.

     Quantum stockholders may act by written consent, provided the written consent is signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. This right to act by written consent affords Quantum stockholders greater opportunity to effect corporate charter amendments than is the case for Maxtor stockholders.

ANNUAL MEETING

     The annual meetings for both Maxtor and Quantum are held on the date and at the place fixed by their respective boards of directors.

SPECIAL MEETING OF STOCKHOLDERS

     The Maxtor bylaws provide that special meetings of the stockholders may only be called by the board of directors, the chairman of the board, or the chief executive officer of the corporation. The meeting shall be held at the time and place designated by the persons calling the meeting and the business transacted at the special meeting shall be confined to the purpose or purposes stated in the notice of the meeting.

     Special meetings of Quantum stockholders may only be called by the board of directors, the chairman of the board, the president of the corporation, or by one or more stockholders entitled to cast 10% or more of the votes at the special meeting. The place of the special meeting shall be fixed by the board of directors, and the business transacted shall be confined to the purpose or purposes stated in the notice of the meeting.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER NOMINATIONS

     In order to nominate an individual for election to the board of directors, Maxtor bylaws require a stockholder to provide written notice of the nomination to Quantum's secretary at least 120 days before the first anniversary of the date written notice of the previous year's meeting was given.

     Under the Quantum bylaws, a stockholder may nominate an individual for election to the board if the stockholder provides timely notice of the nomination to the corporation secretary. Timely notice by a nominating stockholder is at least 20, but no more than 60, days prior to a scheduled stockholder's meeting, unless less than 30 days notice of the meeting is given to stockholders, in which case notice must be received by the secretary no later than the tenth day following the date notice was given to stockholders. The nominating stockholder must also provide additional information about himself as well as the person the stockholder is nominating for election.

     Because the advance notice period is longer in Maxtor's bylaws, the notice requirement may be more of an inhibition to nominating individual candidates to the Maxtor board than to the Quantum board.

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ADVANCE NOTICE REQUIREMENTS FOR OTHER STOCKHOLDER BUSINESS

     In order to raise other business before the annual meeting, a Maxtor stockholder must provide written notice of such intent and a brief description of the issue and why it is to be brought before the meeting, the number of shares of the corporation the stockholder owns, and any material interest the stockholder may have in the matter. The information must be delivered to the corporation secretary at least 120 days before the first anniversary of the day written notice of the previous year's meeting was given.

     A Quantum stockholder wishing to raise other business before the annual meeting must give timely notice in writing to the secretary of the corporation. Timely notice is at least 60 but no more than 90 days prior to the meeting, unless less than 70 days notice of the meeting is given to stockholders, in which case notice must be received by the secretary no later than the tenth day following the date notice was given to stockholders. The notice must include a brief description of the issue and why it is to be brought before the meeting, the number of shares of the corporation the stockholder owns, and any material interest the stockholder may have in the matter.

     Because the advance notice period is longer in Maxtor's bylaws, the notice requirement may be more of an inhibition to proposing business at a Maxtor annual meeting than to propose business at a Quantum annual meeting.

RIGHTS OF INSPECTION

     Stockholders of both Maxtor and Quantum may inspect their respective corporation's books and records during normal business hours as long as such inspection is for a proper purpose, and as long as the stockholder has made proper written demand stating the purpose of the inspection. A proper purpose is any purpose reasonably related to the interests of the inspecting person as a stockholder.

TRANSACTIONS BETWEEN THE CORPORATION AND ITS DIRECTORS AND OFFICERS

     Delaware law provides that a transaction between a corporation and one of its directors or officers or between the corporation and an entity with which a director or officer is affiliated shall be valid if:

     - the director/officer discloses the material facts to the board of directors and the transaction is approved by a majority of disinterested directors;

     - the director/officer discloses the material facts to the stockholders and the stockholders approve the transaction; or

     - the transaction is fundamentally fair to the corporation as of the time it is authorized, approved, or ratified by the directors or the stockholders.

     The Maxtor restated certificate of incorporation generally tracks Delaware law, but includes additional protections for directors, officers, and Maxtor's former parent company, Hyundai Electronics America and any Hyundai Affiliate. "Hyundai Affiliate" includes Hyundai Electronics America and Hyundai Electronics Industries and any successors or entities controlled, directly or indirectly, other than Maxtor, by Hyundai Electronics America or Hyundai Electronics Industries. In a transaction between Maxtor and a Hyundai Affiliate or Maxtor and a director/officer (or entity with which the director/officer is affiliated), the Hyundai Affiliate, the director, officer, or the affiliated entity shall be deemed to have acted in good faith and to have satisfied all fiduciary duties and loyalty if:

     - the material facts of the transaction are disclosed to the board of directors and the transaction is approved by a majority of disinterested directors;

     - the material facts of the transaction are disclosed to the stockholders and a majority of disinterested stockholders approve the transaction; or

     - the transaction is fundamentally fair to the corporation as of the time it is authorized, approved, or ratified by the directors or the stockholders.

     The Quantum restated certificate of incorporation contains no similar provisions relating to transactions among directors.
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THE CORPORATE OPPORTUNITY DOCTRINE

     In general, a director, officer, or major stockholder in a corporation may not compete against the corporation or usurp a corporate opportunity for personal benefit or the benefit of an entity with which the director, officer, or major stockholder is affiliated. The Maxtor restated certificate of incorporation, however, provides certain exceptions to this doctrine for Hyundai Electronics America and Hyundai Affiliates.

     Any Hyundai Affiliate may:

     - engage in the same or similar lines of business as Maxtor;

     - do business with any potential client or supplier of Maxtor; and/or

     - employ or otherwise engage any Maxtor employee.

     If Hyundai Electronics America acquires knowledge of a potential transaction that may be a corporate opportunity for both Maxtor and Hyundai Electronics America, Hyundai Electronics America is under no obligation to communicate or present such opportunity to Maxtor. Hyundai Electronics America will not be held liable to Maxtor or its stockholders for breach of any fiduciary duty as a stockholder of Maxtor by reason of the fact that Hyundai Electronics America pursues or acquires such corporate opportunity for itself, directs such opportunity to another person, or does not communicate such opportunity to Maxtor.

     If an individual who is either a director or officer of both Maxtor and a Hyundai Affiliate acquires knowledge of a transaction that may be a potential corporate opportunity for either Maxtor or Hyundai Affiliate, the individual will be deemed to have met all fiduciary duties and loyalty to Maxtor if the individual acts in a manner consistent with the following policies:

     - if the individual is a director (but not an officer) of Maxtor and an officer (whether or not a director) of a Hyundai Affiliate, the corporate opportunity shall belong to the Hyundai Affiliate unless it is expressly offered in writing to the individual in his capacity as a Maxtor representative;

     - if the individual is an officer (whether or not a director) of Maxtor and a director (but not an officer) of a Hyundai Affiliate, the corporate opportunity shall belong to Maxtor unless it is expressly offered in writing to the individual in his capacity as a representative of the Hyundai Affiliate; and

     - if the individual is either an officer of both Maxtor and a Hyundai Affiliate or a director of both Maxtor and a Hyundai Affiliate, the corporate opportunity shall belong to Maxtor unless it is expressly offered in writing to the individual in his capacity as a representative of the Hyundai Affiliate.

     Any corporate opportunity that belongs to Maxtor or any Hyundai Affiliate under the foregoing policy shall not be pursued by the other corporation unless and until Maxtor or the Hyundai Affiliate, as the case may be, decides not to pursue the opportunity.

     The Quantum charter documents do not contain comparable exceptions to the corporate opportunity doctrine.

STOCKHOLDERS' RIGHTS PLAN

     Quantum has a stockholders' rights plan that allows the Quantum board to resist hostile takeover attempts. The rights plan allows stockholders to purchase a fraction of a share of preferred stock for each common share held in the event of certain changes in Quantum's ownership. In addition, if an individual or entity acquires 20% or more of the outstanding shares of Quantum common stock, the plan entitles stockholders to purchase shares of common stock of either Quantum or, in certain instances, the acquiring company, for a greatly reduced price. The board has the authority to waive or amend the plan. Thus, Quantum's stockholders' rights plan compels any prospective acquiror of 20% or more of Quantum's stock to negotiate with Quantum's board before completing the acquisition.

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     Maxtor does not currently have a stockholders' rights plan. Therefore, there is a greater likelihood of a hostile takeover attempt by means of a tender offer to Maxtor's stockholders than is the case for Quantum. Because Delaware law permits a board of directors to adopt a stockholder rights plan at any time so long as its decision satisfies the applicable fiduciary duty tests, and also because a board must satisfy these same tests in invoking a pre-existing stockholder rights plan to block an unsolicited takeover attempt, Maxtor and Quantum do not regard the existence of the Quantum plan as a material difference in the rights of stockholders of the two companies.

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                             MAXTOR PROPOSAL NO. 2
                         (FOR MAXTOR STOCKHOLDERS ONLY)

      APPROVAL OF AMENDMENT OF MAXTOR'S 1996 STOCK OPTION PLAN, AS AMENDED

     At the special meeting, the stockholders will be asked to approve an increase by 17,000,000 in the aggregate number of shares of common stock authorized for issuance under Maxtor's 1996 stock option plan.

     As previously approved by the stockholders, the 1996 stock option plan currently authorizes the issuance of a maximum 22,975,685 shares of common stock. The board of directors believes that long-term equity incentives are important factors in attracting and retaining qualified employees, consultants and directors, and on October 3, 2000, it amended the 1996 stock option plan, subject to stockholder approval, to increase the maximum number of shares issuable thereunder by 17,000,000 shares, to a total of 39,975,685 shares.

     Because of the large increase in the number of employees resulting from the Merger and the competition for highly qualified individuals in Maxtor's industry is intense, the board of directors believes that to successfully attract and retain the best candidates, Maxtor must continue to offer a competitive equity incentive program. It expects that the stock option plan will continue to be an important factor in meeting these aims and in motivating its participants to contribute to Maxtor's success. Accordingly, the board believes that approval of this proposal is in the best interests of Maxtor and its stockholders.

     Even if approved by stockholders, this proposal will only take effect if the merger is completed.

SUMMARY OF THE PROVISIONS OF THE AMENDED OPTION PLAN

     The following summary of the amended option plan is qualified in its entirety by the specific language of the amended option plan, a copy of which is available to any stockholder upon request.

General

     The amended option plan currently provides for the grant of incentive stock options, or ISOs, as defined in Section 422 of the Code, nonstatutory stock options and shares of restricted stock. As of February 2, 2001, there were outstanding under the 1996 stock option plan options to purchase an aggregate of 16,524,296 shares of common stock with a weighted average exercise price of $7.16 per share, and grants of 1,930,000 shares of restricted stock.

Shares Subject to the Amended Option Plan

     A maximum of 22,975,685 shares of Maxtor's authorized but unissued or reacquired common stock may be issued pursuant to the amended option plan. Of these, no more than 10,000,000 shares may be issued pursuant to ISOs, the "ISO limit." Further, in order to qualify compensation recognized by certain executive officers in connection with options granted under the amended option plan as "performance-based compensation" under Section 162(m)of the Code, the amended option plan includes the grant limit, under which the maximum number of shares for which options may be granted to any employee in any fiscal year of Maxtor is limited to 1,200,000. The grant limit does not apply to restricted stock awards.

     In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification, or similar change in the capital structure of Maxtor, appropriate adjustments will be made to the shares subject to the amended option plan, the grant limit, the ISO limit, the outside director options discussed below, and to outstanding awards. To the extent any outstanding option under the amended option plan expires or terminates prior to exercise in full or if Maxtor reacquires shares issued pursuant to the amended option plan, the shares for which that option is not exercised or the reacquired shares are returned to the amended option plan and will again be available for issuance under the plan.

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Administration

     The amended option plan is administered by the board of directors or a duly appointed committee of the board, which, in the case of options intended to qualify for the performance-based compensation exemption under Section 162(m)of the Code, must consist solely of two or more "outside directors" within the meaning of Section 162(m). (For purposes of this summary, the term "board" refers to either the board of directors or any such committee.) Subject to the provisions of the amended option plan, the board determines the persons to whom options or shares of restricted stock (collectively, "awards") are to be granted, the number of shares to be covered by each award, whether an option is to be an ISO or a nonstatutory stock option, the terms of vesting and exercisability of each award, including the effect thereon of an individual's termination of service, the type of consideration to be paid to Maxtor upon exercise of an option, the duration of each option, and all other terms and conditions of the options. The amended option plan also provides that, except where prohibited by applicable law, Maxtor will indemnify any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from that person's action or failure to act in administering the amended option plan. The board will interpret the amended option plan, and all determinations of the board will be final and binding on all persons having an interest in the amended option plan or any award under the plan.

Eligibility

     Generally, all employees, directors and consultants of Maxtor or of any present or future parent or subsidiary corporations of Maxtor are eligible to participate in the amended option plan. In addition, the amended option plan permits the grant of awards to prospective employees and consultants in connection with written offers of employment or engagement. As of October 30, 2000, Maxtor had approximately 8,435 employees, including 11 executive officers, one of whom is also a member of the board of directors. Any person eligible under the option plan may be granted a nonstatutory stock option or restricted stock award. However, only employees may be granted ISOs.

     The amended option plan also provides for the automatic grant of nonstatutory stock options to members of the board who are not employees of Maxtor, or outside directors. Each outside director (other than a director who became an outside director as a result of his or her termination of employment) first elected or appointed to the board on or after December 1, 1998 will receive on the date he or she becomes an outside director an option to purchase 30,000 shares of common stock. On November 11, 1998, each outside director who previously received an initial grant of 20,000 shares under the 1996 stock option plan received a special one-time grant of an option to purchase 10,000 shares. In addition, for so long as an outside director remains a member of the board, he or she will receive on each third anniversary of the date of his or her initial grant an option to purchase 10,000 shares of common stock.

Terms and Conditions of Options

     Each option granted under the amended option plan is evidenced by a written agreement between Maxtor and the optionee specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the requirements of the amended option plan. The exercise price per share under an ISO must be no less than the fair market value of a share of Maxtor's common stock on the date of grant and under a nonstatutory stock option must be no less than 85% of the fair market value of a share of the common stock on the date of grant. The exercise price per share under each outside director option is the closing price of a share of Maxtor's common stock as quoted on The Nasdaq National Market on the date of grant. The exercise price of any ISO granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Maxtor or any parent or subsidiary corporation of Maxtor must be at least 110% of the fair market value of a share of Maxtor's common stock on the date of grant. The fair market value of Maxtor's common stock is based on the trading price of its shares on The Nasdaq National Market. On February 2, 2001, the closing price of a share of common stock as quoted on The Nasdaq National Market was $7.75.

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     Generally, the exercise price may be paid in cash, by check, or in cash equivalent, by tender of shares of Maxtor's common stock owned by the optionee having a fair market value not less than the exercise price, by the assignment of the proceeds of a sale or a loan with respect to some or all of the shares of common stock being acquired upon the exercise of the option, by means of a promissory note, by any lawful method approved by the board or by any combination of these. The board may nevertheless restrict the forms of payment permitted in connection with any option grant.

     The board will specify when options granted under the amended option plan will become exercisable and vested. Shares subject to options generally vest and become exercisable in installments, subject to the optionee's continued employment or service. The maximum term for ISOs granted under the amended option plan is ten years, except that an ISO granted to a 10% stockholder may not have a term longer than five years. The amended option plan authorizes the board to grant nonstatutory stock options having a term in excess of ten years. Outside director options vest and become exercisable in installments of 25% on the first anniversary of the date of grant and 6.25% for each additional full calendar quarter of service and have a term of ten years. Options are nontransferable by the optionee other than by will or by the laws of descent and distribution and are exercisable during the optionee's lifetime only by the optionee.

Terms and Conditions of Restricted Stock Awards

     The board may also grant to eligible persons shares of common stock without requiring monetary payment. Each restricted stock award will be evidenced by a written restricted stock grant agreement between Maxtor and the recipient specifying the number of shares awarded and the other terms and conditions of the grant. The agreement will generally provide for the forfeiture of shares in the event the participant's employment or service with Maxtor is terminated for any reason prior to the vesting of such shares. Typically, shares of restricted stock will become vested and nonforfeitable in one or more installments over a number of years. A participant may not transfer shares of restricted stock until they have become vested.

Transfer of Control

     The amended option plan defines a "transfer of control" as any of the following events where the stockholders of Maxtor immediately before the event do not retain immediately after the event, in substantially the same proportions as their ownership of shares of Maxtor's voting stock immediately before the event, direct or indirect beneficial ownership of more than 50% of the total combined voting power of the stock of Maxtor, its successor or the corporation to which the assets of Maxtor were transferred: (i) a sale or exchange by the stockholders in a single or series of related transactions of more than 50% of Maxtor's voting stock; (ii) a merger or consolidation in which Maxtor is a party; (iii) the sale, exchange or transfer of all or substantially all of the assets of Maxtor; or (iv) a liquidation or dissolution of Maxtor. If a transfer of control occurs, the surviving, continuing, successor or purchasing corporation or parent corporation thereof may either assume Maxtor's rights and obligations under the outstanding options or substitute substantially equivalent options for such corporation's stock. If the options outstanding under the amended option plan are not assumed or substituted for, then the outstanding options will become immediately exercisable and vested in full as of the date ten days prior to the transfer of control. To the extent that the options outstanding under the amended option plan are not assumed, substituted for, or exercised prior to the transfer of control, they will terminate.

Termination or Amendment

     The amended option plan will continue in effect until the earlier of its termination by the board or the date on which all shares available for issuance under the plan have been issued and all restrictions on such shares under the terms of the plan and the agreements evidencing awards granted under the plan have lapsed. However, unless the amended option plan is sooner terminated, no ISOs may be granted under the plan after May 1, 2006. The board may terminate or amend the amended option plan at any time, but, without stockholder approval, the board may not adopt an amendment to the amended option plan which would increase the maximum aggregate number of shares of common stock that may be issued under the
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plan, change the class of persons eligible to receive ISOs, or effect any other change that would require stockholder approval under any applicable law, regulation or rule. No termination or amendment may adversely affect an outstanding option without the consent of the optionee, unless required to preserve the option's status as an ISO or necessary to comply with any applicable law.

CERTAIN FEDERAL TAX CONSEQUENCES

     The following summary is intended only as a general guide as to the United States federal income tax consequences under current law with respect to options granted under the amended option plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

ISOs

     An optionee recognizes no taxable income for regular income tax purposes as the result of the grant or exercise of an ISO qualifying under Section 422 of the Code. Optionees who do not dispose of their shares for two years following the date the option was granted or within one year following the exercise of the option will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, Maxtor will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise, referred to as a disqualifying disposition, the difference between the fair market value of the shares on the exercise date and the option exercise price, not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized, will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. A capital gain or loss will be long-term if the optionee's holding period is more than one year. Generally, for federal income tax purposes, Maxtor should be able to deduct any ordinary income recognized by the optionee upon the disqualifying disposition of the shares, except to the extent the deduction is limited by applicable provisions of the Code or the regulations thereunder.

     The difference between the option exercise price and the fair market value of the shares on the exercise date of an ISO is an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if the tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options

     Options not designated or qualifying as ISOs will be nonstatutory stock options. Nonstatutory stock options have no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income in an amount equal to the difference between the option exercise price and the fair market value of the shares on the exercise date. If the optionee is an employee, the ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. A capital gain or loss will be long-term if the optionee's holding period is more than one year. No tax deduction is available to Maxtor with respect to the grant of a nonstatutory option or the sale of the stock acquired pursuant to that grant. Maxtor generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory option, except to the extent the deduction is limited by applicable provisions of the Code or the regulations thereunder.

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AMENDED PLAN BENEFITS

     The board of directors administers the amended option plan which generally determines the amount and timing of option grants under the amended option plan. Accordingly, with the exception of outside director options, future grants under the amended option plan will be made at the discretion of the board of directors and are not yet determinable. Similarly, the exercise price of future options cannot be determined at this time because such exercise prices are typically based upon the fair market value of Maxtor's common stock on the date of grant.

VOTE REQUIRED AND BOARD OF DIRECTORS' RECOMMENDATION

     The affirmative vote of a majority of the votes present or represented by proxy and voting at the special meeting of stockholders, at which a quorum representing a majority of all outstanding shares of common stock of Maxtor is present and voting, is required for approval of this proposal. Abstentions and broker non-votes will each be counted present for purposes of determining the presence of a quorum. Abstentions will have the same effect as a negative vote, whereas broker non-votes will not have any effect on the outcome of the vote.

     The board of directors believes that approval of the amended option plan is in the best interests of Maxtor and its stockholders. THEREFORE, FOR THE REASONS STATED ABOVE, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE 1996 STOCK OPTION PLAN, AS AMENDED.

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                             MAXTOR PROPOSAL NO. 3
                         (FOR MAXTOR STOCKHOLDERS ONLY)

                   APPROVAL OF THE AMENDMENT OF MAXTOR'S 1998
                    EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED

     At the special meeting, the stockholders will be asked to approve an amendment of Maxtor's 1998 employee stock purchase plan, as amended to increase by 3,500,000 the aggregate number of shares of Maxtor's common stock authorized for issuance under the plan. Currently, the 1998 stock employee purchase plan authorizes the issuance of a maximum of 4,500,000 shares of Maxtor's common stock. Because of the large increase in the number of employees resulting from the merger and the availability to officers and other employees of an opportunity to purchase shares at a discount from market price is important to attracting and retaining qualified officers and employees essential to the success of Maxtor, the board of directors amended the 1998 employee stock purchase plan, subject to stockholder approval, to increase the maximum number of shares issuable under the purchase plan by 3,500,000 shares to an aggregate total of 8,000,000 shares. The board of directors believes that approval of this proposal is in the best interests of Maxtor and its stockholders.

     Even if approved by stockholders, this proposal will only take effect if the merger is completed.

SUMMARY OF THE PROVISIONS OF THE STOCK PURCHASE PLAN

     The following summary of the amended purchase plan is qualified in its entirety by the specific language of the amended purchase plan, a copy of which is available to any stockholder upon request.

     In May 1998, the board of directors adopted, and in July 1998 the stockholders approved, the 1998 employee stock purchase plan. An aggregate of 3,400,000 shares of Maxtor's common stock was initially reserved for issuance under the plan, subject to adjustment in the event of a stock split, stock dividend or other similar change in Maxtor common stock or the capital structure of Maxtor. Also in May 1998, the board approved a one-for-two reverse split of Maxtor's outstanding common stock, which became effective upon Maxtor's filing of an amended and restated certificate of incorporation in Delaware on July 24, 1998, thus reducing the number of shares then reserved for issuance under the 1998 employee stock purchase plan to 1,700,000 shares. In August 1999, stockholders approved an increase in the share reserve to 2,400,000. In May 2000, stockholders approved an increase in the share reserve to 4,500,000.

     The purpose of the amended purchase plan is to provide employees of Maxtor who participate in the plan with an opportunity to purchase common stock of Maxtor through payroll deductions. The amended purchase plan is intended to qualify as an "employee stock purchase plan" under the provisions of Section 423 of the Code. Employees of Maxtor and its designated subsidiaries are eligible to participate in the amended purchase plan. Directors who are not employees are not eligible to participate. On October 3, 2000, subject to stockholder approval, the board of directors approved an amendment to the amended purchase plan increasing the number of shares available for issuance thereunder from 4,500,000 shares to 8,000,000 shares. As of February 2, 2001, a total of 2,421,640 shares of common stock had been sold pursuant to the plan at a weighted average price of $4.86 per share, with 2,078,360 shares remaining available for future issuance under the plan (without taking the proposed increase into account).

     Any person who is employed by Maxtor (or any subsidiary designated by the board of directors) for at least 20 hours per week and more than five months in a calendar year is eligible to participate in the amended purchase plan, provided that the employee is employed on the first day of a purchase period (as defined below) and subject to certain limitations imposed by Section 423(b) of the Code. Eligible employees become participants in the amended purchase plan by delivering to Maxtor a subscription agreement authorizing payroll deductions prior to the commencement of the applicable purchase period.

     Under the amended purchase plan, an option is granted to each participant at the commencement of each six-month offering period, during which deductions are made from the pay of participants (in accordance with their authorizations) and credited to their accounts under the plan. A new offering period commences each February 15 and August 15.
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     However, no employee will be permitted to subscribe for shares under the amended purchase plan if, immediately after the grant of the option, the employee would own 5% or more of the voting power or value of all classes of stock of Maxtor or of a parent or of any of its subsidiaries (including stock which may be purchased under the plan or pursuant to any other options). Further, no employee will be granted an option that would permit the employee to buy pursuant to the amended purchase plan more than $25,000 worth of stock (determined at the fair market value of the shares at the time the option is granted) in any calendar year.

     Participants may not make direct cash payments to their amended purchase plan accounts. However, a participant may change the rate of his or her payroll deduction for the remainder of an offering period by delivering an appropriate notice to Maxtor. The adjusted rate will become effective with the first practicable payroll period following the date on which Maxtor receives the notice and will remain in effect for the remainder of the offering period, unless the participant elects to withdraw from participation in the offering period. A participant may increase (to the 10% maximum allowed by the amended purchase plan) or decrease his or her rate of payroll deduction for a subsequent offering period by filing a new payroll deduction authorization with Maxtor prior to the start of that offering period. The new rate will become effective on the first day of the offering period provided the new authorization was received by Maxtor on or before the subscription date established by Maxtor. The new authorization will remain in effect for that offering period and each subsequent offering period until amended or cancelled.

     The price per share at which shares of common stock are purchased pursuant to the amended purchase plan for any offering period is the lesser of (a) 85% of the fair market value of common stock on the date of the grant of the option (the commencement of the offering period) or (b) 85% of the fair market value of common stock on the date of exercise of the option (the last business day of an offering period). The fair market value of the common stock for either date is based on the closing price for the common stock. On February 2, 2001, the closing price of a share of Maxtor common stock as quoted on The Nasdaq National Market was $7.75. On the last business day of each offering period, amounts credited to the accounts of participants who have neither been terminated from the employ of Maxtor (or designated subsidiary) nor withdrawn from the amended purchase plan for such offering period are used to purchase shares of common stock. Only amounts credited to the accounts of participants may be applied to the purchase of shares of common stock under the amended purchase plan. The board of directors or a committee thereof may establish a maximum number of shares of common stock that any employee may purchase under the amended purchase plan during an offering period. The number of shares of common stock that may be purchased is subject to adjustment in the event of a stock split, stock dividend or other similar change in the common stock or the capital structure of Maxtor. If, for any offering period, the number of shares of common stock available for the offering period is insufficient, Maxtor will make a pro rata allocation of the remaining shares in as uniform a manner as shall be practicable and as Maxtor determines to be equitable.

     Maxtor makes no cash contributions to the amended purchase plan, but bears the expenses of administration. The amended purchase plan is administered by the compensation committee of the board of directors, which has the authority to determine the terms and conditions under which shares are to be offered and corresponding options are to be granted under the plan for any offering period during the term of the plan, and to resolve all questions immediately relating to the administration of the plan. The amended purchase plan will continue until terminated by the board of directors or until all of the shares reserved for issuance have been issued.

     A participant's interest in a given offering period may be terminated in whole or in part by signing and delivering to Maxtor a notice of partial or full withdrawal from the amended purchase plan. Such withdrawal may be elected at any time prior to the end of the applicable offering period. Any total withdrawal by the participant of accumulated payroll deductions for a given offering period automatically terminates the participant's interest in that offering period. The failure to remain in the continuous employ of Maxtor (or a designated subsidiary) for at least 20 hours per week and more than five months in a calendar year during an offering period will be deemed to be a withdrawal from that offering period.

     No rights or accumulated payroll deductions of a participant under the amended purchase plan may be pledged, assigned or transferred for any reason. A purchase right may not be transferred in any manner other than by will or the laws of descent and distribution.

CERTAIN FEDERAL TAX CONSEQUENCES

     The following summary is intended only as a general guide as to the United States federal income tax consequences under current law with respect to participation in the amended purchase plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

     Amounts deducted from a participant's pay under the amended purchase plan are part of the employee's regular compensation and remain subject to federal, state and local income and employment withholding taxes. A participant will not recognize any additional income at the time the participant elects to participate in the amended purchase plan or purchases common stock under the plan.

     If a participant disposes of common stock purchased pursuant to the amended purchase plan within two years after the first day of the offering period or within one year after the purchase of common stock, or the minimum holding period, the participant will recognize, for federal tax purposes, ordinary compensation income at the time of disposition of the common stock in an amount equal to the excess of the fair market value of the common stock on the day the common stock was purchased over the purchase price paid. This amount may be subject to withholding for taxes. In addition, a participant generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized upon the disposition of the common stock and the participant's basis in the common stock (that is, the purchase price plus the amount taxed as compensation income).

     If a participant disposes of common stock purchased pursuant to the amended purchase plan at any time after the minimum holding period, the participant will recognize, for federal tax purposes, ordinary compensation income at the time of such disposition in an amount equal to the lesser of (a) the excess (or zero if there is no excess) of the fair market value of the common stock at the time of such disposition over the amount paid for the common stock, or (b) 15% of the fair market value of the common stock on the first day of the purchase period. In addition, the participant generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized upon the disposition of the common stock and the participant's basis in the stock (that is, the purchase price plus the amount, if any, taxed as compensation income).

     Although the amounts deducted from a participant's pay under the amended purchase plan generally are tax-deductible business expenses of Maxtor, Maxtor generally will not be allowed any additional deduction by reason of a participant's purchase of common stock under the plan. However, if a participant disposes of common stock purchased pursuant to the amended purchase plan within the minimum holding period, Maxtor should be entitled to a deduction in an amount equal to the compensation income recognized by the participant (subject to the requirements of reasonableness and perhaps, in the future, the satisfaction of a withholding obligation). If a participant disposes of common stock purchased under the amended purchase plan after the minimum holding period, Maxtor will not receive any deduction for federal income tax purposes with respect to the common stock.

AMENDED PLAN BENEFITS

     Because benefits under the amended purchase plan will depend on employees' elections to participate and the fair market value of Maxtor's common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the amended purchase plan is approved by the stockholders. Non-employee directors are not eligible to participate in the amended purchase plan.

VOTE REQUIRED AND BOARD OF DIRECTORS' RECOMMENDATION

     The affirmative vote of a majority of the votes present or represented by proxy and voting at the special meeting of stockholders, at which a quorum representing a majority of all outstanding shares of common stock of Maxtor is present and voting, is required for approval of this proposal. Abstentions and broker non-votes will each be counted present for purposes of determining the presence of a quorum. Abstentions will have the same effect as a negative vote, whereas broker non-votes will not have any effect on the outcome of the vote.

     The board of directors believes that the availability the amended purchase plan is important to attracting and retaining qualified officers and employees essential to the success of Maxtor, and that stock ownership is important to providing such persons with incentive to perform in the best interests of Maxtor and its stockholders. THEREFORE, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE PROPOSAL TO APPROVE THE 1998 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED.

                             QUANTUM PROPOSAL NO. 2
                        (FOR QUANTUM STOCKHOLDERS ONLY)

                      APPROVAL OF PRE-CLOSING AMENDMENT TO
                QUANTUM'S RESTATED CERTIFICATE OF INCORPORATION
                       TO ELIMINATE NOTICE OF REDEMPTION

GENERAL

     The purpose of the proposed amendment is to provide that the notice requirements with respect to the redemption of Quantum's HDD shares in connection with the merger will be satisfied by delivery of this proxy statement/prospectus to the holders of HDD common stock. Because the redemption and the merger are both part of one transaction and because the merger is contingent on the redemption, the proposed amendment regarding the redemption notice requirement is intended to simplify this mechanical procedure from the point of view of Quantum stockholders. Quantum is proposing the redemption in connection with the merger and is complying with all relevant notice requirements relating to the merger. There is currently a 35 day separate notice requirement under Quantum's current certificate if there is a redemption of the HDD shares. This provision was intended to provide notice to HDD stockholders if Quantum split off the HDD business without a third party transaction such as the merger with Maxtor. Because the merger and redemption will occur immediately after each other, Quantum intends to simplify this procedure by including all relevant information about this transaction in this joint proxy statement/prospectus so that you may evaluate it in the context of consideration of the merger. If this proposal is not approved by you, the merger will still be consummated if it is approved by the Quantum stockholders and all other conditions to closing are satisfied, but it will be delayed by at least 35 days so that Quantum can comply with the notice of redemption requirement under the current restated certificate of incorporation. By amending this requirement, Quantum is able to deliver to you in the most cost and time-efficient manner this proxy statement/prospectus which incorporates all relevant information regarding this transaction and provides notice of the proposed redemption to you in its proper context, namely, in connection with the merger.

     The provision that Quantum proposes to amend if the merger occurs is as follows (italics indicate existing provision, bold indicates proposed amendment.):

     Section 2.4(f)(vi)

     "If the Corporation determines to redeem shares of DSSG Stock pursuant to
Section 2.4(c) or HDDG Stock pursuant to Section 2.4(d), the Corporation shall cause notice to be given to each holder of shares of such class of Common Stock to be redeemed and to the holders of Convertible Securities that are convertible into exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) a statement that all shares of such class of Common Stock outstanding on the Redemption Date shall be redeemed in exchange for shares of common stock of each of the DSSG Subsidiary or of the HDDG Subsidiary, as applicable, (2) the Redemption Date, (3) the place or places where certificates for shares of the class of Common Stock to be redeemed, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of common stock of each of the DSSG Subsidiary or of the HDDG Subsidiary, as applicable, (4) a statement to the effect that, subject to Section 2.4(f)(ix), dividends on shares of such class of Common Stock being redeemed shall cease to be paid as of such Redemption Date, (5) the number of shares of such class of Common Stock outstanding and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (6) in the case of notice to holders of Convertible Securities, a statement to the effect that a holder of Convertible Securities shall be entitled to receive shares of common stock of each the DSSG Subsidiary or the HDDG Subsidiary, as applicable, upon redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the Redemption Date and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section 2.4(f), if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice shall be sent by first-class mail, postage prepaid, not earlier than the 45th Trading Day and not later than the 35th Trading Day prior to the Redemption Date, to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice."

     "NOTWITHSTANDING THE FOREGOING, IN CONNECTION WITH THE MERGER OF A WHOLLY OWNED SUBSIDIARY OF QUANTUM CORPORATION COMPRISING THE HDD BUSINESS WITH AND INTO MAXTOR CORPORATION PURSUANT TO THE AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER AND REORGANIZATION BY AND AMONG QUANTUM CORPORATION, A DELAWARE CORPORATION, INSULA CORPORATION, A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF QUANTUM CORPORATION, MAXTOR CORPORATION, A DELAWARE CORPORATION AND HAWAII ACQUISITION CORPORATION, A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF MAXTOR CORPORATION DATED AS OF OCTOBER 3, 2000 (THE "MERGER"), DELIVERY OF THE JOINT PROXY STATEMENT/PROSPECTUS RELATED TO THE SPECIAL MEETINGS OF STOCKHOLDERS OF QUANTUM AND MAXTOR TO VOTE ON THE MERGER, TO THE HOLDERS OF HDDG STOCK AND DSSG STOCK AND THE HOLDING OF THE SPECIAL MEETING OF THE STOCKHOLDERS DESCRIBED THEREIN SHALL FOR ALL PURPOSES HEREOF, SATISFY ALL REQUIREMENTS OF THIS SECTION 2.4(f)(vi), INCLUDING WITHOUT LIMITATION, THOSE SPECIFIED IN SUBCLASSES (1) THROUGH (6) ABOVE."

     If the merger does not occur, even if Quantum stockholders vote in favor of this proposal, such notice provision will remain part of Quantum's restated certificate of incorporation. As such, if the merger is not consummated, any redemption contemplated by Quantum in the future will remain subject to this notice requirement.

RECOMMENDATION

     The Quantum board of directors believes that approval of the amended certificate of incorporation is in the best interest of Quantum and its stockholders. THEREFORE, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE RESTATED CERTIFICATE OF INCORPORATION.

                             QUANTUM PROPOSAL NO. 3
                        (FOR QUANTUM STOCKHOLDERS ONLY)

    APPROVAL OF POST-CLOSING AMENDMENTS TO QUANTUM'S RESTATED CERTIFICATE OF
                                 INCORPORATION

GENERAL

     The purpose of the proposed amendment and restatement of the restated certificate of incorporation is to eliminate the existing tracking stock structure. Upon adoption of this proposal and consummation of the merger our restated certificate of incorporation will be amended and restated as follows:

     - all references and provisions in our restated certificate of incorporation relating to the tracking stock will be eliminated; and

     - the total authorized capital will consist of 1,000,000,000 shares of common stock and 20,000,000 shares of preferred stock.

     A total of 151,400,636 shares of Quantum DSS common stock and no shares of preferred stock were outstanding as of February 2, 2001. A description of certain provisions of the amended and restated certificate of incorporation is as follows:

Common Stock

     Pursuant to the amended and restated certificate of incorporation, the holders of Quantum common stock will be entitled to receive dividends as may be declared by Quantum's board of directors and paid out of legally available funds. Holders of shares of common stock will be entitled to one vote per share upon all matters upon which stockholders have the right to vote. In the event of a voluntary or involuntary liquidation, dissolution or winding up of Quantum, the holders of Quantum common stock will be entitled to receive and share ratably in all assets remaining available for distribution to stockholders after payment of any preferential amounts to which the holders of preferred stock may be entitled. Quantum common stock will have no preemptive rights and will not be redeemable, assessable or entitled to the benefits of any sinking fund. Shares of our common stock held by all other persons will not be convertible. All outstanding shares of Quantum common stock are validly issued, fully paid and nonassessable.

Preferred Stock

     Pursuant to the amended and restated certificate of incorporation, a total of 20,000,000 shares of preferred stock will be authorized for issuance, none of which has been designated in any series. Quantum's board of directors will be authorized, without further stockholder action, to authorize and issue any of the 20,000,000 undesignated shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, preemption rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences of such shares of our preferred stock. The issuance of any class or series of preferred stock could adversely affect the rights of the holders of common stock by restricting dividends on, diluting the power of, impairing the liquidation rights of common stock, or delaying, deferring or preventing a change in control of Quantum. Quantum has no present plans to issue any preferred stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AND BYLAWS AND OF DELAWARE LAW

     Certain provisions of Quantum's amended and restated certificate of incorporation, bylaws and Delaware law, described below, may have the effect of delaying, deferring or discouraging another person from acquiring control of Quantum.

Effect of Delaware Anti-Takeover Statute

     Quantum is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

     - the transaction is approved by the board of directors prior to the date the interested stockholder attained such status;

     - upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

RECOMMENDATION

     The Quantum board of directors believes that approval of the amended and restated certificate of incorporation is in the best interest of Quantum and its stockholders. THEREFORE, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the Delaware General Corporation Law, Quantum's amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to Quantum or its stockholders. In addition, the amended and restated certificate of incorporation provides that each person who is a director or officer, employee or agent of Quantum is authorized to be indemnified and held harmless by Quantum to the fullest extent authorized by the Delaware General Corporation Law. The right to indemnification conferred in Quantum's amended and restated certificate of incorporation includes the right to be paid by Quantum the expenses incurred in connection with any such proceeding in advance of its final disposition, subject to certain limitations of Delaware law and Quantum's amended and restated certificate of incorporation.

     Quantum's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections. The indemnity agreements provide that directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of Quantum, on account of their services as directors or executive officers of Quantum or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of Quantum. Pursuant to the indemnity agreements, Quantum will not be obligated to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the board of directors or brought to enforce a right to indemnification under such indemnity agreement, Quantum's amended and restated certificate of incorporation, bylaws or any statute or law, or as otherwise required under
Section 145 of the Delaware General Corporation Law. Also under the indemnity agreements, Quantum is not obligated to indemnify the indemnified party for (i) any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous, (ii) acts, omissions or transactions on the part of the indemnified party from which such party may not be relieved of liability under applicable law or (iii) expenses and the payment of profits arising from the purchase and sale by the indemnified party of securities in violation of Section 16(b) of the Exchange Act, or amy similar or successor statute. The indemnification provisions in the amended and restated certificate of incorporation and the indemnification agreements entered into between Quantum and its directors and executive officers, may be sufficiently broad to permit indemnification of Quantum's officers and directors for liabilities arising under the Securities Act.

                         STOCK OWNERSHIP OF MANAGEMENT
                         AND CERTAIN BENEFICIAL OWNERS
MAXTOR STOCK OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of Maxtor common stock as of February 2, 2001: (i) by each person who is known by Maxtor to beneficially own more than 5% of Maxtor's common stock;
(ii) by Maxtor's chief executive officer and by each of the four other most highly compensated executive officers whose salary plus bonus exceeded $100,000 in Maxtor's last fiscal year and by each of Maxtor's directors; and (iii) by all Maxtor executive officers and directors as a group.

                                                               NUMBER OF SHARES     PERCENT OF STOCK
          NAME OR IDENTITY OF BENEFICIAL OWNER(1)             BENEFICIALLY OWNED      OUTSTANDING
          ---------------------------------------             ------------------    ----------------
Hyundai Electronics America(2)..............................      40,829,850             35.13%
  3101 North First Street
  San Jose, CA 95134
Wellington Management Co.(3)................................      11,217,848              9.65%
  75 State Street
  Boston, MA 02109
Lazard Freres & Co. LLC(3)..................................       7,439,218               6.4%
  30 Rockefeller Plaza
  New York, NY 10020
Fidelity Management & Research Corp.(3).....................       6,422,700              5.53%
  82 Devonshire Street
  Boston, MA 02109
Mellon Financial Corporation(3).............................       5,053,902              4.35%
  One Mellon Center
  Pittsburgh, PA 15258

EXECUTIVE OFFICERS AND DIRECTORS:
Dr. Chong Sup Park(4)(5)....................................          37,625                 *
Michael R. Cannon(6)........................................       1,983,340              1.69%
Michael A. Brown............................................               *                 *
Charles F. Christ(7)........................................          37,625                 *
Thomas L. Chun(8)...........................................          24,375                 *
Chang See Chung(5)(9).......................................          21,875                 *
Charles Hill(10)............................................          37,625                 *
Y.H. Kim(5)(11).............................................          37,625                 *
Roger W. Johnson(12)........................................          15,000                 *
Dr. Victor B. Jipson(13)....................................         508,655                 *
Paul J. Tufano(14)..........................................         502,155                 *
K.H. Teh(15)................................................         408,186                 *
All executives officers and directors as a group (12
  persons)(16)..............................................       3,614,086              3.09%

-------------------------
   * Less than one percent (1%)

 (1) Number of shares beneficially owned and the percentage of shares beneficially owned are based on 116,210,377 shares outstanding as of February 2, 2001. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All shares of Maxtor common stock subject to currently exercisable options or options exercisable within 60 days after February 2, 2001 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage of ownership of any other person. Except as indicated in the footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, such persons have sole voting and investment power with respect to all shares of Maxtor common stock shown as beneficially owned by them.

 (2) Hyundai has certain rights to nominate directors, and has agreed to certain limitations on the acquisition of Maxtor common stock and proxy solicitations. Includes 12,500,000 shares of Maxtor common stock owned by Hyundai Electronics America that may be delivered to the DECS Trust IV on or about February 15, 2002. Hyundai Electronics America may deliver fewer shares or may elect to settle its obligations to the DECS Trust IV in cash. Immediately after the completion of the merger, Hyundai Electronics America will own 17.5% of Maxtor's outstanding shares.

 (3) Based solely upon publicly available documents filed with the Securities and Exchange Commission.

 (4) All 37,625 shares are subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001.

 (5) Excludes 40,829,850 shares of Maxtor common stock beneficially owned by Hyundai Electronics America. Each such individual disclaims beneficial ownership of such shares.

 (6) Includes 1,382,500 shares subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001, 100,000 shares of Maxtor common stock granted to Mr. Cannon on June 26, 1998 pursuant to the restricted stock plan, and 500,000 shares of Maxtor common stock granted to him on June 23, 1999 pursuant to the restricted stock plan.

 (7) All 37,625 shares are subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001.

 (8) All 24,375 shares are subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001.

 (9) All 21,875 shares are subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001.

(10) All 37,625 shares are subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001.

(11) All 37,625 shares are subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001.

(12) All 15,000 shares are subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001.

(13) Includes 312,655 shares subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001, 35,000 shares of Maxtor common stock granted to Dr. Jipson on June 26, 1998 pursuant to the restricted stock plan, and 150,000 shares of Maxtor common stock granted to him on June 23, 1999 pursuant to the restricted stock plan.

(14) Includes 312,655 shares subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001, 35,000 shares of common stock granted to Mr. Tufano on June 26, 1998 pursuant to the restricted stock plan, and 150,000 shares of Maxtor common stock granted to him on June 23, 1999 pursuant to the restricted stock plan.

(15) Includes 242,186 shares subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001, 35,000 shares of common stock granted to Mr. Teh on June 26, 1998 pursuant to the restricted stock plan, and 125,000 shares of Maxtor common stock granted to him on June 23, 1999 pursuant to the restricted stock plan.

(16) Includes 2,461,746 shares subject to options granted under the stock option plan that are exercisable within 60 days after February 2, 2001, 205,000 shares of common stock granted to executive officers on June 26, 1998 pursuant to the restricted stock plan and 925,000 shares of common stock granted to executive officers on June 23, 1999 pursuant to the restricted stock plan.

QUANTUM STOCK OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of Quantum common stock as of February 2, 2001: (i) by each person who is known by Quantum to beneficially own more than 5% of Quantum's common stock;
(ii) by Quantum's chief executive officer and by each of the four other most highly compensated executive officers whose salary plus bonus exceeded $100,000 in Quantum's last fiscal year and by each of Quantum's directors; and (iii) by all Quantum executive officers and directors as a group.

                                            NUMBER OF       APPROXIMATE      NUMBER OF       APPROXIMATE
                                             QUANTUM       PERCENTAGE OF      QUANTUM       PERCENTAGE OF
                                            DSS SHARES        QUANTUM        HDD SHARES        QUANTUM
                                           BENEFICIALLY     DSS SHARES      BENEFICIALLY     HDD SHARES
                  NAME                       OWNED(1)        OWNED(2)         OWNED(1)        OWNED (2)
                  ----                     ------------    -------------    ------------    -------------
Mellon Financial Corp....................           --           --           6,743,295(3)       8.5%
  One Mellon Bank Center
  500 Grant Street
  Pittsburgh, PA 15258
AXA Financial, Inc.......................   18,208,280(3)      12.2%                 --           --
  1290 Avenue of the Americas
  New York, NY 10104
Wellington Management Co. LLP............           --           --          10,929,689(3)      14.0%
  75 State Street
  Boston, MA 02109
Capital Research and Management
  Company................................    9,286,110(3)       6.2%                 --           --
  333 South Hope Street
  Los Angeles, CA 90071
FMR Corp.................................    8,538,433(3)       5.7%          9,711,672(3)      12.5%
  82 Devonshire Street
  Boston, MA 02109-3014
Citigroup Inc............................   16,716,694(4)      11.2%         13,728,679(4)      17.8%
  153 East 53rd St.
  New York, NY 10043
Michael Brown............................    1,511,112(5)       1.0%            664,595(5)         *
Stephen M. Berkley.......................      535,050(6)         *             266,525(6)         *
Richard L. Clemmer.......................      580,866(7)         *             290,432(7)         *
David A. Brown...........................      101,250(8)         *              50,625(8)         *
John B. Gannon...........................      300,755(9)         *             150,415(9)         *
Edward M. Esber, Jr. ....................       56,250(8)         *              28,125(8)         *
Jerald L. Maurer.........................      267,173(10)        *             133,194(10)        *
Gregory W. Slayton.......................       10,375(11)        *               5,187(11)        *
W. Curt Francis..........................      136,209(12)        *              68,102(12)        *
All directors and executive officers as a
  group (11 persons).....................    3,797,241(13)      2.5%          1,807,300(13)      2.2%

-------------------------
  *  Less than 1%.

 (1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to Quantum's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Quantum DSS common stock and Quantum HDD common stock shown as beneficially owned by such stockholder.

 (2) Applicable percentage ownership is based on 151,400,636 shares of Quantum DSS common stock and 79,266,107 shares of Quantum HDD common stock outstanding as of February 2, 2001. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Shares of common stock subject to options currently exercisable, or exercisable within 60 days after February 2, 2001, are considered beneficially owned by the holder, but such shares are not deemed outstanding for computing the percentage ownership of any other person.

 (3) Based on the most recent public information available to Quantum as of February 2, 2001.

 (4) Figures for Citigroup, Inc. are based on Citigroup's public filings available as of February 2, 2001. Salomon Smith Barney, Maxtor's financial adviser, is an affiliate of Citigroup, Inc. The shares are primarily held for the benefit of clients and not for the direct financial interest of affiliates of Salomon Smith Barney.

 (5) Represents 93,771 shares of Quantum DSS common stock, 46,925 shares of Quantum HDD common stock, 1,417,341 shares subject to Quantum DSS stock options and 617,670 shares subject to Quantum HDD stock options, each of which options were exercisable at February 2, 2001 or within 60 days thereafter.

 (6) Represents Quantum DSS and Quantum HDD stock options which were exercisable at February 2, 2001 or within 60 days thereafter. These totals include 241,250 shares subject to Quantum DSS stock options and 120,625 shares subject to Quantum HDD stock options for which voting power was transferred to Mary Hall. Mr. Berkley disclaims beneficial ownership of the 241,250 shares subject to Quantum DSS stock options and 120,625 shares subject to Quantum HDD stock options which Ms. Hall controls.

 (7) Represents 125,917 shares of Quantum DSS common stock, 62,958 shares of Quantum HDD common stock, 454,949 shares subject to Quantum DSS stock options and 227,474 shares subject to Quantum HDD stock options, each of which options were exercisable at February 2, 2001 or within 60 days thereafter.

 (8) Represents Quantum DSS and Quantum HDD stock options which were exercisable at February 2, 2001 or within 60 days thereafter.

 (9) Represents 86,673 shares of Quantum DSS common stock, 43,374 shares of Quantum HDD common stock, 214,082 shares subject to Quantum DSS stock options and 107,041 shares subject to Quantum HDD stock options, each of which options were exercisable at February 2, 2001 or within 60 days thereafter.

(10) Represents 38,111 shares of Quantum DSS common stock, 18,664 shares of Quantum HDD common stock, 229,062 shares subject to Quantum DSS stock options and 114,530 shares subject to Quantum HDD stock options, each of which options were exercisable at February 2, 2001 or within 60 days thereafter.

(11) Represents 1,000 shares of Quantum DSS common stock, 500 shares of Quantum HDD common stock, 9,375 shares subject to Quantum DSS stock options and 4,687 shares subject to Quantum HDD stock options, each of which options were exercisable at February 2, 2001 or within 60 days thereafter.

(12) Represents 30,795 shares of Quantum DSS common stock, 15,396 shares of Quantum HDD common stock, 105,414 shares subject to Quantum DSS stock options and 52,706 shares subject to Quantum HDD stock options, each of which options were exercisable at February 2, 2001 or within 60 days thereafter.

(13) Represents 429,890 shares of Quantum DSS common stock, 214,628 shares of Quantum HDD common stock, 3,367,351 shares subject to Quantum DSS stock options and 1,592,672 shares subject to Quantum HDD stock options, each of which options were exercisable at February 2, 2001 or within 60 days thereafter.

MAXTOR STOCKHOLDER AGREEMENT WITH HYUNDAI

     On June 25, 1998, Maxtor, Hyundai Electronics America, and Hyundai Electronics Industries, collectively "Hyundai", entered into a stockholder agreement. In consideration of Maxtor entering into the merger agreement, the parties to the stockholder agreement entered into an amendment to the stockholder agreement dated as of October 3, 2000. The following describes the material terms of the stockholder agreement as amended.

     STANDSTILL RESTRICTIONS REGARDING HYUNDAI'S PURCHASE OF ADDITIONAL MAXTOR VOTING STOCK

     From the date of the merger agreement through the second anniversary of the effective time of the merger, Hyundai and its affiliates may not acquire additional shares of Maxtor voting stock unless the acquisition of such shares is approved by Maxtor.

     If the merger agreement is terminated, however, from the date of its termination through December 31, 2001, Hyundai and its affiliates may purchase additional shares of Maxtor voting stock if any person or group (other than Hyundai or a Hyundai affiliate), without the consent of Maxtor's board of directors:

     - makes a tender or exchange offer for 40% or more of the outstanding shares of Maxtor voting stock; or

     - acquires ownership of more than 20% of the outstanding shares of Maxtor voting stock.

     REGISTRATION RIGHTS

     Hyundai and any transferee are entitled to the following registration rights under the stockholder agreement, as amended:

     - the right to include their shares of Maxtor common stock in a registration of common stock effected by Maxtor under the Securities Act for sale, subject to certain customary exceptions; and

     - the right to request a total of two registrations (five if the merger agreement is terminated) of their shares of Maxtor common stock on Form S-3 for sale. A Hyundai transferee may only request one such registration in any 12-month period.

     Hyundai may transfer its registration rights to a transferee provided Hyundai has transferred at least 10% of the shares owned by it to the transferee. The transferee must agree to be bound by certain terms of the stockholder agreement. If Hyundai transfers its registration rights, the number of registrations to which it is entitled will be reduced.

     The stockholder agreement, as amended, contains customary provisions regarding expenses of registration, indemnification, Exchange Act reporting, assignment of registration rights, market stand-off agreements, termination of registration rights and limitations on subsequent registration rights.

     BOARD REPRESENTATION

     The procedure for the nomination of the slate of the board of directors is as set forth below:

     - if Hyundai and its affiliates own a majority of Maxtor's voting stock, Hyundai must maintain at least two directors on the board of directors who are not, and who never have been, an officer, employee or paid consultant of Hyundai or Maxtor;

     - provided Hyundai and its affiliates own at least 30% but less than a majority of Maxtor's voting stock, Hyundai may nominate one designee for each of the three classes of Maxtor's board of directors subject to the approval of Maxtor's stockholders;

     - provided Hyundai and its affiliates own at least 20% but less than 30% of Maxtor's voting stock, Hyundai may nominate one director in each of two of the three classes of Maxtor's board of directors subject to the approval of Maxtor's stockholders;

     - provided Hyundai and its affiliates own at least 10% but less that 20% of Maxtor's voting stock, Hyundai may nominate one director subject to the approval of Maxtor's stockholders;

     - if any director designated by Hyundai ceases to be a director, Hyundai may nominate a director to fill the vacancy subject to the approval of the board of directors;

     - if Hyundai does not nominate a director to serve on the board of directors within 90 days prior to the annual meeting at which such director would be elected, the board of directors may nominate a person selected by the nominating committee without regard to any later designation by Hyundai;

     - if Hyundai does not nominate a director to fill a vacancy on the board within 30 days of notification of the vacancy, the board of directors may fill the vacancy without regard to any later designation by Hyundai;

     - Hyundai and its affiliates will vote their shares in favor of the slate of directors nominated pursuant to the procedures set forth in the stockholder agreement; and

     - any employee of Hyundai or its affiliates serves on Maxtor's board of directors.

     Maxtor may suspend the sale of any of its securities by Hyundai if:

     - Maxtor determines that the offering would require the disclosure of material information that Maxtor has a bona fide business purpose for keeping confidential; or

     - Maxtor is unable to comply with Securities and Exchange Commission requirements.

     The above restriction will be removed when the information is no longer confidential or Maxtor complies with Securities and Exchange Commission requirements, as applicable.

     Following the completion of the merger, Hyundai will beneficially own approximately 17.5% of Maxtor's outstanding common shares.

     Trading Restrictions

     The stockholder agreement provides that Hyundai and its affiliates may only sell shares under any registration perfected by Maxtor during the period when a trading window for company insiders is open if Hyundai has the right to designate a nominee for director.

                               OTHER INFORMATION

     At the time of the filing of the initial joint proxy statement/prospectus, Maxtor was involved in a dispute with StorMedia Incorporated, which arose out of an agreement among Maxtor, StorMedia, and HEI.

     On February 8, 2001, the bankruptcy court for the Northern District of California, San Jose Division, entered an order implementing and approving as fair and reasonable the terms of a settlement agreement entered into by the parties, pursuant to which Hyundai and Maxtor have agreed to pay to StorMedia an aggregate of $9.7 million in settlement of the parties' dispute, which such settlement amount is accrued in Maxtor's fiscal year 2000 financial statements.

                             LEGAL AND TAX MATTERS

     The validity of the shares of Maxtor common stock to be issued in the merger will be passed upon for Maxtor by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. The tax consequences of the merger under Section 368 of the Internal Revenue Code have been passed upon for Maxtor by Gray Cary Ware & Freidenrich LLP, Palo Alto, California, and for Quantum by Wilson Sonsini Goodrich & Rosati, A Professional Corporation, Palo Alto, California. The tax consequences of the separation and the redemption (by themselves and in conjunction with the merger) under Section 355 of the Internal Revenue Code have been passed upon for Maxtor and Quantum by Ernst & Young LLP.

                                    EXPERTS

     The consolidated financial statements of Maxtor Corporation as of January 1, 2000 and December 26, 1998 and for each of the three years in the period ended January 1, 2000 incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Maxtor Corporation for the year ended January 1, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Quantum, the combined financial statements of Quantum DSS and the combined financial statements of Quantum HDD appearing in Quantum's annual report on Form 10-K for the year ended March 31, 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated and combined financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in auditing and accounting.

                     STOCKHOLDER PROPOSALS TO BE PRESENTED
                             AT NEXT ANNUAL MEETING

MAXTOR ANNUAL MEETING

     Any proposals of stockholders intended to be presented at any annual meeting of stockholders of Maxtor must be received by Maxtor at its offices at 510 Cottonwood Drive, Milpitas, California 95035, and must satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals to be included in Maxtor's proxy statement for that meeting and the other requirements contained in Maxtor's bylaws. Maxtor has an advance notice provision under its bylaws for stockholder business to be presented at meetings of stockholders. Such provision states that in order for stockholder business to be properly brought before a meeting by a stockholder, such stockholder must have given timely notice thereof in writing to the Secretary of Maxtor. A stockholder proposal to be timely must be received at Maxtor's principal executive offices not less than 120 calendar days in advance of the one year anniversary of the date Maxtor's proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders; except that
(i) if no annual meeting was held in the previous year, (ii) if the date of the annual meeting has been changed by more than thirty calendar days from the date contemplated at the time of the previous year's proxy statement or (iii) in the event of a special meeting, then notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made. The deadline for receipt of a proposal to be considered for inclusion in Maxtor's proxy statement relating to its 2001 annual stockholders' meeting has now expired. However, a similar deadline will be in effect with respect to proposals submitted for presentation at Maxtor's annual meeting in 2002.

QUANTUM ANNUAL MEETING

     Proposals of stockholders for Quantum's 2001 annual meeting must be received by the secretary of Quantum no later than March 23, 2001 to be considered for inclusion in the proxy materials relating to that meeting. Alternatively, under Quantum's bylaws, a proposal that the stockholder does not seek to include in Quantum's proxy materials must be received by the secretary of Quantum for the 2001 annual meeting not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The stockholder's submission must include the information specified in Quantum's bylaws. Proposals not meeting these requirements will not be entertained at the annual meeting. Stockholders should contact the secretary of Quantum in writing at 500 McCarthy Blvd., Milpitas, California 95035 to make any submission or to obtain additional information as to the proper form and content of submissions.

                      WHERE YOU CAN FIND MORE INFORMATION

     Maxtor and Quantum each file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. Maxtor's common stock is traded on The Nasdaq National Market under the symbol "MXTR." Quantum HDD's common stock is traded on the NYSE under the symbol "HDD." You may read and copy any document filed by Maxtor or Quantum at the Securities and Exchange Commission's public reference facilities or on the Securities and Exchange Commission's website at http://www.sec.gov, as discussed in more detail below.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows Maxtor and Quantum to "incorporate by reference" the information they file with the Securities and Exchange Commission, which means that they can disclose important information by referring you to documents previously filed with the Securities and Exchange Commission. The information incorporated by reference is considered a part of this joint proxy statement/prospectus, and any later information that Maxtor or Quantum files with the Securities and Exchange Commission will automatically update and supersede this information. This joint proxy statement/prospectus is part of a registration statement on Form S-4 filed by Maxtor with the Securities and Exchange Commission.

     Maxtor incorporates by reference the documents listed below, and any additional documents filed by Maxtor with the Securities and Exchange Commission between the date of this joint proxy statement/prospectus and the date of the Maxtor special meeting. The documents Maxtor incorporates by reference are:

     - Maxtor's Form 8-A filed on July 28, 1998;

     - Maxtor's annual report on Form 10-K for the fiscal year ended January 1, 2000;

     - Maxtor's quarterly report on Form 10-Q for the quarter ended April 1, 2000;

     - Maxtor's definitive Proxy Statement filed on April 19, 2000

     - Maxtor's quarterly report on Form 10-Q for the quarter ended July 1, 2000;

     - Maxtor's quarterly report on Form 10-Q for the quarter ended September 30, 2000;

     - Maxtor's Form 8-K filed on October 16, 2000;

     - Maxtor's Form 8-K/A filed on December 14, 2000; and

     - Maxtor's Form 8-K filed on January 25, 2001.

     Quantum incorporates by reference the documents listed below and any documents that Quantum may file with the Securities and Exchange Commission between the date of this joint proxy statement/ prospectus and the date of the Quantum special meeting. The documents Quantum incorporates by reference are:

     - Quantum's annual report on Form 10-K for the fiscal year ended March 31, 2000;

     - Quantum's quarterly report on Form 10-Q for the quarter ended July 2, 2000;

     - Quantum's quarterly report on Form 10-Q for the quarter ended October 1, 2000;

     - Quantum's quarterly report on Form 10-Q for the quarter ended December 31, 2000;

     - Quantum's Form 8-K filed on March 26, 1999;

     - Quantum's Form 8-K filed on October 13, 2000;

     - Quantum's Form 8-K filed on December 8, 2000;

     - Quantum's definitive Proxy Statement filed on December 11, 2000; and

     - Quantum's Form 8-K/A filed on December 14, 2000.

     Documents incorporated by reference are available without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this joint proxy statement/prospectus. You may obtain documents incorporated by reference by requesting them in writing or by telephone from the appropriate company as follows:

Maxtor Corporation.                        Quantum Corporation
510 Cottonwood Drive                       500 McCarthy Boulevard
Milpitas, California 95035                 Milpitas, California 95035
Attention: Jenifer Kirtland                Attention: Renee Budig
Investor Relations                         Investor Relations
Phone Number: (408) 432-4270               Phone Number: (408) 324-7044
E-Mail: jenifer_kirtland@maxtor.com        E-Mail: ir@quantum.com
Web Address: www.maxtor.com                Web Address: www.quantum.com

     In order to ensure timely delivery of the documents, any requests should be made by March 15, 2001.

     In addition, copies of the documents incorporated by reference may be inspected and copied at the following public reference facilities maintained by the Securities and Exchange Commission:

Judiciary Plaza              Citicorp Center              Seven World Trade Center
Room 1024                    500 West Madison Street      13th Floor
450 Fifth Street, N.W.       Suite 1400                   New York, New York 10048
Washington, D.C. 20549       Chicago, Illinois 60661

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements, and other information regarding each of Maxtor and Quantum. The address of the Securities and Exchange Commission website is http://www.sec.gov. Reports, proxy statements, and other information concerning Maxtor and Quantum can also be inspected at The Nasdaq National Market, Operations, 1735 K Street, N.W., Washington, D.C.

     Maxtor has filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to the Maxtor common stock to be issued under the merger agreement with Quantum. This joint proxy statement/prospectus constitutes the prospectus of Maxtor filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the Securities and Exchange Commission. You may inspect and copy the registration statement at any of the addresses listed above.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

     If you have additional questions about the merger, you should contact:

FOR MAXTOR STOCKHOLDERS:                   FOR QUANTUM STOCKHOLDERS:
Maxtor Corporation                         Quantum Corporation
510 Cottonwood Drive                       500 McCarthy Boulevard
Milpitas, California 95035                 Milpitas, California 95035
Attention: Jenifer Kirtland                Attention: Renee Budig
Phone Number: (408) 432-4270               Phone Number: (408) 324-7044
E-Mail: jenifer_kirtland@maxtor.com        E-Mail: ir@quantum.com

     If you have additional questions about the solicitation of your proxy, you should contact:

FOR MAXTOR STOCKHOLDERS:                   FOR QUANTUM STOCKHOLDERS:
MacKenzie Partners, Inc.                   Morrow & Co., Inc.
156 Fifth Avenue                           445 Park Avenue
New York, New York 10010                   New York, New York 10022-2606
(212) 929-5500 (call collect)              (212) 754-8000 (call collect)
(800) 322-2885                             (800) 654-2468

                         TRANSACTION OF OTHER BUSINESS

     At the date of this joint proxy statement/prospectus, the only business which the board of directors intends to present or knows that others will present at the meeting is as set forth in this document. If any other matter or matters are properly brought before the meeting, or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

                 EXPLANATORY NOTE REGARDING ANNEXES A, B AND C

     When Maxtor and Quantum originally signed the merger agreement they contemplated a transaction structure in which, after Quantum HDD had been split off into a new Quantum subsidiary, Maxtor would merge its own new subsidiary into the new Quantum subsidiary. The Maxtor subsidiary that was intended to be merged into the Quantum subsidiary in that structure was actually formed and was named Hawaii Acquisition Corporation

     As noted on page 63 above, Maxtor and Quantum later decided to revise the transaction structure so that, after Quantum HDD is split off into the new Quantum subsidiary (which is named Insula Corporation), that subsidiary will merge directly into Maxtor. In this revised structure, which is reflected in the amended and restated merger agreement reproduced on the following pages as Annex A, Hawaii Acquisition Corporation will have no relevance to the transaction. However, because Hawaii Acquisition Corporation was a party to the original October 3, 2000 merger agreement, its name still appears in Annex A, as well as in the October 3, 2000 fairness opinions of Salomon Smith Barney (Annex B) and Lehman Brothers (Annex C).

                                                                     EXHIBIT 2.1

                                                                         ANNEX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              AMENDED AND RESTATED
                             AGREEMENT AND PLAN OF
                           MERGER AND REORGANIZATION

                                  BY AND AMONG

                              QUANTUM CORPORATION,
                              INSULA CORPORATION,
                               MAXTOR CORPORATION

                                      AND

                         HAWAII ACQUISITION CORPORATION

                          DATED AS OF OCTOBER 3, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
ARTICLE I DEFINITIONS................................................     A-2
  1.1    Certain Defined Terms.......................................     A-2
ARTICLE II SEPARATION, REDEMPTION AND MERGER.........................     A-8
  2.1    The Separation and Redemption...............................     A-8
  2.2    The Merger..................................................     A-8
  2.3    Effective Time; Closing.....................................     A-9
  2.4    Effect of the Merger........................................     A-9
  2.5    Certificate of Incorporation and Bylaws of Surviving
         Corporation.................................................     A-9
  2.6    Management of the Surviving Corporation.....................     A-9
  2.7    Effect on Capital Stock.....................................     A-9
  2.8    Surrender of Certificates...................................    A-11
  2.9    No Further Ownership Rights in HDD Common Stock or Spinco
         Common Stock................................................    A-12
 2.10    Lost, Stolen or Destroyed Certificates......................    A-12
 2.11    Tax and Accounting Consequences.............................    A-12
 2.12    Taking of Necessary Action; Further Action..................    A-12
ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY................    A-12
  3.1    Organization and Good Standing..............................    A-13
  3.2    Charter Documents...........................................    A-13
  3.3    Capital Structure...........................................    A-13
  3.4    Subsidiaries................................................    A-14
  3.5    Authority...................................................    A-14
  3.6    Conflicts...................................................    A-14
  3.7    Consents....................................................    A-15
  3.8    SEC Filings; Financial Statements; Undisclosed
         Liabilities.................................................    A-15
  3.9    Absence of Certain Changes or Events........................    A-16
 3.10    Taxes.......................................................    A-16
 3.11    Intellectual Property.......................................    A-17
 3.12    Compliance; Permits; Restrictions...........................    A-18
 3.13    Litigation..................................................    A-19
 3.14    Brokers' and Finders' Fees..................................    A-19
 3.15    Employee Benefit Plans......................................    A-19
 3.16    Absence of Liens............................................    A-21
 3.17    Environmental Matters.......................................    A-21
 3.18    Labor Matters...............................................    A-21
 3.19    Agreements, Contracts and Commitments.......................    A-21
 3.20    Registration Statement; Proxy Statement; Other Filings......    A-22
 3.21    Board Approval..............................................    A-22
 3.22    State Takeover Statutes.....................................    A-22
 3.23    Fairness Opinion............................................    A-23
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND SPINCO.......    A-23
  4.1    Organization and Good Standing..............................    A-23
  4.2    Charter Documents...........................................    A-23
  4.3    Capital Structure...........................................    A-23
  4.4    Subsidiaries................................................    A-24
  4.5    Authority...................................................    A-24
  4.6    Conflicts...................................................    A-25
  4.7    Consents....................................................    A-25
  4.8    SEC Filings; Financial Statements; Undisclosed
         Liabilities.................................................    A-26
  4.9    Absence of Certain Changes or Events........................    A-26

                                                                         PAGE
                                                                         ----
 4.10    Taxes.......................................................    A-27
 4.11    Intellectual Property.......................................    A-27
 4.12    Compliance; Permits; Restrictions...........................    A-29
 4.13    Litigation..................................................    A-29
 4.14    Brokers' and Finders' Fees..................................    A-29
 4.15    Employee Benefit Plans......................................    A-30
 4.16    Absence of Liens............................................    A-31
 4.17    Facilities..................................................    A-31
         Sufficiency of HDD Assets and Parent Intellectual
 4.18    Property....................................................    A-32
 4.19    Environmental Matters.......................................    A-32
 4.20    Labor Matters...............................................    A-32
 4.21    Agreements, Contracts and Commitments.......................    A-33
 4.22    Registration Statement; Proxy Statement; Other Filings......    A-33
 4.23    Board Approval..............................................    A-34
 4.24    State Takeover Statutes.....................................    A-34
 4.25    Fairness Opinion............................................    A-34
ARTICLE V CONDUCT PRIOR TO THE EFFECTIVE TIME........................    A-34
  5.1    Conduct of Business.........................................    A-34
  5.2    Restricted Conduct..........................................    A-34
ARTICLE VI ADDITIONAL AGREEMENTS.....................................    A-36
  6.1    Proxy Statement/Prospectus; Registration Statement..........    A-36
  6.2    Meetings of Stockholders....................................    A-37
  6.3    Access to Information; Confidentiality......................    A-39
  6.4    No Solicitation.............................................    A-39
  6.5    Public Disclosure...........................................    A-42
  6.6    Requirements of Law.........................................    A-42
  6.7    Third Party Consents........................................    A-42
  6.8    Notification of Certain Matters.............................    A-42
  6.9    Further Assurances..........................................    A-42
 6.10    Stock Options and Restricted Stock; Parent ESPP.............    A-43
 6.11    Form S-8....................................................    A-44
 6.12    Insurance Policy............................................    A-44
 6.13    D&O Insurance...............................................    A-44
 6.14    Tax-Free Reorganization/Insurance Opinion...................    A-45
 6.15    Nasdaq Listing..............................................    A-45
 6.16    Regulatory Filings; Commercially Reasonable Efforts.........    A-45
 6.17    Separation Agreements.......................................    A-45
 6.18    Employee Matters............................................    A-45
 6.19    Affiliate Agreements........................................    A-47
ARTICLE VII CONDITIONS TO THE MERGER.................................    A-47
  7.1    Conditions to Obligations of Each Party to Effect the
         Merger......................................................    A-47
  7.2    Additional Conditions to Obligations of Company.............    A-48
  7.3    Additional Conditions to the Obligations of Parent and
         Spinco......................................................    A-48
ARTICLE VIII  TERMINATION, AMENDMENT AND WAIVER......................    A-49
  8.1    Termination.................................................    A-49
  8.2    Notice of Termination; Effect of Termination................    A-50
  8.3    Fees and Expenses...........................................    A-50
  8.4    Amendment...................................................    A-52
  8.5    Extension; Waiver...........................................    A-52

                                                                         PAGE
                                                                         ----
ARTICLE IX  GENERAL PROVISIONS.......................................    A-53
  9.1    Non-Survival of Representations and Warranties..............    A-53
  9.2    Notices.....................................................    A-53
  9.3    Interpretation..............................................    A-53
  9.4    Counterparts................................................    A-54
  9.5    Entire Agreement............................................    A-54
  9.6    No Third Party Beneficiaries................................    A-54
  9.7    Severability................................................    A-54
  9.8    Other Remedies; Specific Performance........................    A-54
  9.9    Governing Law...............................................    A-54
 9.10    Assignment..................................................    A-54
 9.11    WAIVER OF JURY TRIAL........................................    A-54
 9.12    Release of Merger Sub.......................................    A-55
 9.13    Waiver of Certain Inaccuracies..............................    A-55

INDEX OF EXHIBITS

Exhibit A  Form of Parent Voting Agreement

Exhibit B  Form of Company Voting Agreement

INDEX OF SCHEDULES

Schedule 1  Form of General Assignment and Assumption Agreement

Schedule 2  Form of Master Separation and Redemption Agreement

Schedule 3  Form of Tax Sharing Agreement

Schedule 4  Form of Transitional Services Agreement

Schedule 5  Form of Intellectual Property Agreement

Schedule 6  Form of Indemnification Agreement

Schedule 7  Commitment to Issue Insurance Policies

Schedule 8 Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

                              AMENDED AND RESTATED
                             AGREEMENT AND PLAN OF
                           MERGER AND REORGANIZATION

     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "AGREEMENT") is made and entered into as of October 3, 2000, by and among Quantum Corporation, a Delaware corporation ("PARENT"), Insula Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("SPINCO"), Maxtor Corporation, a Delaware corporation ("COMPANY"), and Hawaii Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Company ("MERGER SUB").

                                    RECITALS

     WHEREAS, the parties to this Agreement entered into an Agreement and Plan of Merger and Reorganization dated as of October 3, 2000 (the "ORIGINAL AGREEMENT") which provided that, upon the terms and subject to the conditions set forth in the Original Agreement and in accordance with Delaware Law (as defined below), Parent and Company were entering into a business combination transaction pursuant to which Merger Sub would merge with Spinco, with Spinco continuing after such merger as the surviving corporation and a wholly owned subsidiary of Company.

     WHEREAS, the parties to this Agreement desire to amend and restate the Original Agreement, by means of this Agreement, to provide for the business combination transaction between Parent and Company contemplated by the Original Agreement to be effected by a merger of Spinco with and into the Company (the "MERGER"), with the Company continuing after the Merger as the surviving corporation, to release Merger Sub from the Original Agreement and eliminate it as a party thereto, and to make certain other changes to the Original Agreement.

     WHEREAS, the Board of Directors of Parent has determined that, if the Merger receives all required approvals, Parent shall contribute and transfer to Spinco (the "SEPARATION") and Spinco shall receive and assume, directly or indirectly, substantially all of the assets and liabilities associated with the HDD Business (as defined below) including stock, investments or similar interests currently held by Parent in subsidiaries and other entities that conduct such business.

     WHEREAS, Parent currently contemplates that, following the transfer and assumption of such assets and liabilities to Spinco and immediately prior to and in connection with the Merger, Parent shall redeem all of the outstanding shares of HDD Common Stock (as defined below) pursuant to Section 2.4(d) of Parent's Restated Certificate of Incorporation in exchange for all of the outstanding shares of Spinco (the "REDEMPTION").

     WHEREAS, the Board of Directors of Parent (i) has determined that the Merger and the Redemption are consistent with and in furtherance of the long-term business strategy of Parent and fair to, advisable and in the best interests of, Parent and its stockholders; (ii) has approved this Agreement, the Redemption, the Separation, the Merger and the other transactions contemplated by this Agreement to be consummated by it; and (iii) has determined to recommend that the stockholders of Parent vote to approve the Parent Stockholder Proposal (as defined below).

     WHEREAS, the Board of Directors of Company (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Company and fair to, advisable and in the best interests of, Company and its stockholders; (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement to be consummated by it; and (iii) has determined to recommend the approval of the Company Stockholder Proposal (as defined below).

     WHEREAS, the Board of Directors of Spinco (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Spinco and fair to, advisable and in the best interests of, Spinco and Parent; (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement to be consummated by it; and (iii) has determined to recommend that Parent, as its sole stockholder, vote to adopt and approve the Agreement and the Merger.

     WHEREAS, concurrently with the execution and delivery of the Original Agreement, and as a condition and inducement to the willingness of Parent, Spinco, Company and Merger Sub to enter into the Original Agreement, certain affiliates of Parent entered into Voting Agreements, in substantially the form attached hereto as Exhibit A (collectively, the "PARENT VOTING AGREEMENTS"), and each such affiliate has confirmed in writing that such affiliate's Parent Voting Agreement applies with equal effect to this Agreement, and certain affiliates of Company entered into Voting Agreements, in substantially the form attached hereto as Exhibit B (collectively, the "COMPANY VOTING AGREEMENTS" and, together with the Parent Voting Agreements, the "VOTING AGREEMENTS"), and each such affiliate has confirmed in writing that such affiliate's Company Voting Agreement applies with equal effect to this Agreement.

     WHEREAS, the parties hereto intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Code.

     WHEREAS, Parent and Spinco intend the Redemption to qualify as a tax-free transaction under Section 355(a) of the Code.

     WHEREAS, the parties hereto intend to account for the Merger as a purchase for financial reporting purposes.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby amend and restate the Original Agreement to provide as set forth in this Agreement and hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

     1.1 Certain Defined Terms. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

     "ACTION" or "ACTIONS" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

     "ACTUAL SEVERANCE" has the meaning set forth in Section 6.18(b) hereof.

     "AFFILIATE" or "AFFILIATES" means, with respect to any person, an affiliate of such person within the meaning of Rule 145 promulgated under the Securities Act.

     "AGREEMENT" has the meaning set forth in the introductory paragraph hereto.

     "APPROVED SEVERANCE COSTS" has the meaning set forth in Section 6.18(b) hereof.

     "CERTIFICATE" means a certificate representing shares of HDD Common Stock outstanding immediately prior to the Redemption.

     "CERTIFICATE OF MERGER" has the meaning set forth in Section 2.3 hereto.

     "CLOSING" has the meaning set forth in Section 2.3 hereto.

     "CLOSING DATE" has the meaning set forth in Section 2.3 hereto.

     "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any successor statute thereto.

     "CODE" means the United States Internal Revenue Code of 1986, as amended, or any successor statute thereto.

     "CODE AFFILIATE" or "CODE AFFILIATES" means, with respect to any person, or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with such person within the meaning of Section 414 of the Code.

     "COMPANY" has the meaning set forth in the introductory paragraph hereto.

     "COMPANY ACQUISITION" has the meaning set forth in Section 8.3(b)(iv) hereto.

     "COMPANY ACQUISITION PROPOSAL" has the meaning set forth in Section 6.4(a)(ii) hereto.

     "COMPANY ACQUISITION TRANSACTION" has the meaning set forth in Section 6.4(a)(ii) hereto.

     "COMPANY BALANCE SHEET" has the meaning set forth in Section 3.8(b) hereto.

     "COMPANY COMMON STOCK" means the Common Stock, par value $0.01 per share, of Company.

     "COMPANY CONTRACT" has the meaning set forth in Section 3.19(b) hereto.

     "COMPANY EMPLOYEE" has the meaning set forth in Section 3.15(a) hereto.

     "COMPANY ESPP" has the meaning set forth in Section 5.2(f) hereto.

     "COMPANY FINANCIAL STATEMENTS" has the meaning set forth in Section 3.8(b) hereto.

     "COMPANY INTELLECTUAL PROPERTY" has the meaning set forth in Section 3.11(a)(i) hereto.

     "COMPANY INTERNATIONAL EMPLOYEE PLAN" has the meaning set forth in Section 3.15(g) hereto.

     "COMPANY PERMITS" has the meaning set forth in Section 3.12(b) hereto.

     "COMPANY PLANS" has the meaning set forth in Section 3.15(a) hereto.

     "COMPANY RELATED AGREEMENTS" has the meaning set forth in Section 3.5 hereto.

     "COMPANY REGISTERED INTELLECTUAL PROPERTY" has the meaning set forth in
Section 3.11(a)(ii) hereto.

     "COMPANY REQUISITE VOTE" means at least a majority of the shares of Company Common Stock entitled to vote at the Company Stockholders' Meeting with respect to the Company Stockholder Proposal.

     "COMPANY SCHEDULES" has the meaning set forth in Article 3 hereto.

     "COMPANY SEC REPORTS" has the meaning set forth in Section 3.8(a) hereto.

     "COMPANY STOCK OPTION PLANS" means the Company's Amended and Restated 1996 Stock Option Plan and 1998 Stock Purchase Plan.

     "COMPANY STOCKHOLDER PROPOSAL" means the proposal, to be submitted to Company's stockholders at the Company Stockholders' Meeting, that provides for the adoption of this Agreement and the approval of the Merger.

     "COMPANY STOCKHOLDERS' MEETING" has the meaning set forth in Section 6.1(a) hereto.

     "COMPANY SUPERIOR OFFER" has the meaning set forth in Section 6.2(c) hereto.

     "COMPANY TERMINATION FEE" has the meaning set forth in Section 8.3(b)(i) hereto.

     "COMPANY TRIGGERING EVENT" has the meaning set forth in Section 8.1(h) hereto.

     "COMPANY VOTING AGREEMENTS" has the meaning set forth in the seventh recital hereto.

     "CONFIDENTIALITY AGREEMENT" has the meaning set forth in Section 6.3(b) hereto.

     "CORPORATE HDD EMPLOYEES" has the meaning set forth in Section 6.18(a) hereof.

     "CONVERTED DSS RESTRICTED STOCK" has the meaning set forth in Section 6.10(d) hereto.

     "DELAWARE LAW" means the Delaware General Corporation Law as in effect from time to time (including interpretations thereof by the Delaware Court of Chancery and the Delaware Supreme Court).

     "DISCHARGE PERIOD" has the meaning as set forth in Section 6.18(b) hereto.

     "DOJ" means the United States Department of Justice, or any successor department thereto.

     "DOL" means the United States Department of Labor, or any successor department thereto.

     "DSS COMMON STOCK" means the DLT and Storage Systems Group Common Stock, par value $0.01 per share, of Parent.

     "DSS RESTRICTED STOCK" has the meaning set forth in Section 6.10(a) hereto.

     "EFFECTIVE TIME" has the meaning set forth in Section 2.3 hereto.

     "ENVIRONMENTAL CLAIM" means any claim made by any Governmental Authority based on, or arising from, an alleged violation of an Environmental Law.

     "ENVIRONMENTAL LAWS" are all applicable laws, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Authority which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, comparable laws, rules, regulations, ordinances, orders, treaties, statutes, and codes of other Governmental Authorities, the regulations promulgated pursuant to any of the foregoing, and all amendments and modifications of any of the foregoing, all as amended to date.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute thereto.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any successor statute thereto.

     "EXCHANGE AGENT" has the meaning set forth in Section 2.8(a) hereto.

     "EXCHANGE RATIO" has the meaning set forth in Section 2.7(a)(i) hereof.

     "FORMER PARENT SERVICE PROVIDER" means an employee or consultant of the Parent whose employment or consulting relationship with the Parent terminates prior to the Redemption Date.

     "FTC" means the United States Federal Trade Commission, or any successor agency thereto.

     "GAAP" means United States generally accepted accounting principles.

     "GOVERNMENTAL AUTHORITY" means any local, state, provincial, federal, or international court or governmental authority, department, commission, board, service, agency, political subdivision or other instrumentality.

     "HAZARDOUS MATERIAL" means any material or substance that is prohibited or regulated by any Environmental Law or that has been designated by any Governmental Authority to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment.

     "HDD ASSETS" has the meaning set forth in the Form of General Assignment and Assumption Agreement attached hereto as Schedule 1.

     "HDD BALANCE SHEET" has the meaning set forth in Section 4.8(b) hereto.

     "HDD BUSINESS" has the meaning set forth in the Form of General Assignment and Assumption Agreement attached hereto as Schedule 1.

     "HDD COMMON STOCK" means the Hard Disk Drive Group Common stock, par value $0.01 per share, of Parent.

     "HDD LIABILITIES" has the meaning set forth in the Form of General Assignment and Assumption Agreement attached hereto as Schedule 1.

     "HDD PRODUCTS" means the products currently manufactured, marketed and sold by the HDD Business.

     "HDD RESTRICTED STOCK" has the meaning set forth in Section 6.10(a) hereto.

     "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor statute thereto.

     "IDENTIFIED CORPORATE HDD EMPLOYEES" has the meaning set forth in Section 6.18(a) hereof.

     "IDENTIFIED SENIOR MANAGEMENT" has the meaning set forth in Section 6.18(b) hereof.

     "INSURANCE COMMITMENT" means the insurance commitments collectively set forth as Schedule 7 hereto.

     "INSURANCE OPINION" means the tax opinion of Ernst & Young LLP dated October 3, 2000, referred to in the Insurance Commitments.

     "INSURANCE POLICY" means one or more insurance policies issued or to be issued pursuant to the Insurance Commitment(s).

     "INTELLECTUAL PROPERTY" means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

     "IRS" means the United States Internal Revenue Service, or any successor agency thereto.

     "LAW" or "LAWS" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, judgment, decree or other requirement of law.

     "LIABILITY" or "LIABILITIES" means any and all debts, liabilities and obligations of any type or nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, including, without limitation, those arising under any Law, Action or governmental order and those arising under any contract, agreement, arrangement, commitment or undertaking.

     "LIEN" or "LIENS" means any lien, security interest, adverse claim, charge, mortgage or other encumbrance.

     "MATERIAL ADVERSE EFFECT" when used with reference to an entity or business means any change, event, violation, inaccuracy, circumstance or effect that is or would reasonably be expected to be materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity or business and its Subsidiaries taken as a whole or materially adverse to the ability of such entity or business to consummate or perform, in a timely manner, the transactions contemplated by this Agreement to be consummated by such party; provided, however, that in no event shall (i) a decrease in such entity's or business' stock price by itself constitute a Material Adverse Effect; or (ii) any change, event, violation, inaccuracy, circumstance or effect that results from (A) the public announcement or pendency of the Merger, the Separation and Redemption and the other transactions contemplated hereby; (B) changes generally affecting the industry in which such entity or business currently operates or conducts business and not disproportionately adversely affecting such entity or business; (C) changes generally affecting the United States economy and not disproportionately adversely affecting such entity or business or (D) stockholders' class action litigation arising from allegations of a breach of fiduciary duty relating to this Agreement and the transactions contemplated hereby, constitute a Material Adverse Effect.

     "MERGER" has the meaning set forth in the first recital hereto.

     "MERGER SUB" has the meaning set forth in the introductory paragraph hereto.

     "NASDAQ" means The Nasdaq Stock Market, Inc.

     "NASDAQ NATIONAL MARKET" means the Nasdaq National Market System operated by Nasdaq.

     "NON-CORPORATE HDD EMPLOYEES" has the meaning set forth in Section 6.18(a) hereof.

     "NON-TRANSFERRED EMPLOYEE" had the meaning set forth in Section 6.18(a) hereof.

     "ORDER" means any decree, judgment, injunction or other order (whether temporary, preliminary or permanent), issued by any court or tribunal, and any statute, rule, regulation or executive order issued by any Governmental Authority, which has the effect of prohibiting, preventing or restricting consummation of the Separation, the Redemption, the Merger or any other transaction contemplated by this Agreement.

     "OTHER HDD RESTRICTED STOCKHOLDERS" has the meaning set forth in Section 6.10(b) hereto.

     "OUTSTANDING DSS OPTIONS" has the meaning set forth in Section 6.10(a) hereto.

     "OUTSTANDING HDD OPTIONS" has the meaning set forth in Section 6.10(a) hereto.

     "PARENT" has the meaning set forth in the introductory paragraph hereto.

     "PARENT ACQUISITION" has the meaning set forth in Section 8.3(c)(iv) hereto.

     "PARENT ACQUISITION PROPOSAL" has the meaning set forth in Section 6.4(b)(ii) hereto.

     "PARENT ACQUISITION TRANSACTION" has the meaning set forth in Section 6.4(b)(ii) hereto.

     "PARENT BALANCE SHEET" has the meaning set forth in Section 4.8(b) hereto.

     "PARENT COMMON STOCK" has the meaning set forth in Section 4.3(a) hereto.

     "PARENT CONTRACTS" has the meaning set forth in Section 4.21(b) hereto.

     "PARENT EMPLOYEE" has the meaning set forth in Section 4.15(a) hereto.

     "PARENT ESPP" has the meaning set forth in Section 5.2(f) hereto.

     "PARENT FACILITIES" has the meaning set forth in Section 4.17 hereto.

     "PARENT FINANCIAL STATEMENTS" has the meaning set forth in Section 4.8(b) hereto.

     "PARENT INTELLECTUAL PROPERTY" has the meaning set forth in Section 4.11(a)(i) hereto.

     "PARENT INTERNATIONAL EMPLOYEE PLAN" has the meaning set forth in Section 4.15(g) hereto.

     "PARENT LEASES" has the meaning set forth in Section 4.17 hereto.

     "PARENT PERMITS" has the meaning set forth in Section 4.12(b) hereto.

     "PARENT PLANS" has the meaning set forth in Section 4.15(a) hereto.

     "PARENT REGISTERED INTELLECTUAL PROPERTY" has the meaning set forth in
Section 4.11(a)(ii) hereto.

     "PARENT RELATED AGREEMENTS" has the meaning set forth in Section 4.5 hereto.

     "PARENT REQUISITE VOTE" means (a) a majority of the shares of Parent Common Stock entitled to vote at the Parent Stockholders' Meeting with respect to the Parent Stockholder Proposal; (b) a majority of the shares of HDD Common Stock (voting as a separate class) entitled to vote at the Parent Stockholders' Meeting with respect to the Parent Stockholder Proposal; and (c) a majority of the votes present or represented by proxy and entitled to vote DSS Common Stock (voting as a separate class) at the Parent Stockholders' Meeting with respect to the Parent Stockholder Proposal.

     "PARENT SCHEDULES" has the meaning set forth in Article 4 hereto.

     "PARENT SEC REPORTS" has the meaning set forth in Section 4.8(a) hereto.

     "PARENT STOCKHOLDER PROPOSAL" means the proposal, to be submitted at the Parent Stockholders' Meeting, that provides for the adoption of this Agreement and the approval of the Merger.

     "PARENT STOCK OPTIONS" means outstanding stock options under the Parent Stock Option Plans.

     "PARENT STOCK OPTION PLANS" means Parent's 1986 Stock Option Plan, 1996 Board of Directors Stock Option Plan, 1999 Employee Stock Purchase Plan, 1993 Long-Term Incentive Plan, 1999 Supplemental Stock Option Plan and plans assumed in connection with the acquisition of Meridian Data, Inc. and ATL Products, Inc.

     "PARENT STOCKHOLDERS' MEETING" has the meaning set forth in Section 6.1(a) hereto.

     "PARENT SUPERIOR OFFER" has the meaning set forth in Section 6.2(d) hereto.

     "PARENT TERMINATION FEE" has the meaning set forth in Section 8.3(c)(i) hereto.

     "PARENT TRIGGERING EVENT" has the meaning set forth in Section 8.1(g) hereto.

     "PARENT VOTING AGREEMENTS" has the meaning set forth in the seventh recital hereto.

     "PROGRAMS" has the meaning set forth in Section 3.11(a)(iii) hereto.

     "PROXY STATEMENT" has the meaning set forth in Section 6.1(a) hereto.

     "REDEMPTION" has the meaning set forth in the third recital hereto.

     "REDEMPTION DATE" shall mean the date of the effectiveness of the Redemption.

     "REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority.

     "REGISTRATION STATEMENT" has the meaning set forth in Section 6.1(a) hereto.

     "RESTATED CERTIFICATE OF INCORPORATION" means Parent's Restated Certificate of Incorporation filed with the State of Delaware in August of 1999.

     "RESTRICTED STOCK" has the meaning set forth in Section 4.3(a) hereto.

     "RETURNS" has the meaning set forth in Section 3.10(a) hereto.

     "SECURITIES ACT" means the Securities Act of 1933, as amended, or any successor statute thereto.

     "SECURITIES AND EXCHANGE COMMISSION" means the United States Securities and Exchange Commission, or any successor agency thereto.

     "SEPARATION" has the meaning set forth in the second recital hereto.

     "SEPARATION DOCUMENTS" means the documents substantially in the form attached hereto as Schedules 1 through 7.

     "SEVERANCE RESERVE" has the meaning set forth in Section 6.18(b).

     "SIGNIFICANT SUBSIDIARY" means a Subsidiary which is a "SIGNIFICANT SUBSIDIARY" as defined in Regulation S-X promulgated under the Exchange Act and, in the case of Parent, any Subsidiary which has generated more than 10% of the gross revenues of the HDD Business in any of the fiscal quarters since Parent separated its Common Stock into HDD Common Stock and DSS Common Stock.

     "SPINCO" has the meaning set forth in the introductory paragraph hereto.

     "SPINCO COMMON STOCK" has the meaning set forth in Section 4.3(b) hereto.

     "SPINCO OFFEREES" shall have the meaning set forth in Section 6.18(a) hereof.

     "SPINCO OPTIONS" has the meaning set forth in Section 6.10(b) hereto.

     "SPINCO RESTRICTED STOCK" has the meaning set forth in Section 6.10(b) hereto.

     "SUBSIDIARY" or "SUBSIDIARIES" means any corporation, limited liability company, general or limited partnership, joint venture, business trust, unincorporated association or other business enterprise or entity controlled by a person, directly or indirectly through one or more intermediaries.

     "SURVIVING CORPORATION" has the meaning set forth in Section 2.2 hereto.

     "TAX" or "TAXES" means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

     "TRANSFERRED EMPLOYEES" has the meaning set forth in Section 6.18(a) hereof.

     "VOTING AGREEMENTS" has the meaning set forth in the seventh recital hereto.

                                   ARTICLE II
                       SEPARATION, REDEMPTION AND MERGER

     2.1  The Separation and Redemption.

        (a) Immediately prior to the Effective Time, and conditioned on the reasonable determination by Parent that all of the conditions in Article VII hereof to the obligation of Parent and Spinco to effect the Merger have been, or will immediately thereafter be, satisfied, Parent shall transfer the HDD Business to Spinco and thereafter redeem the HDD Common Stock in exchange for Spinco Common Stock by means of the Separation and the Redemption in a tax-free transaction. The Separation and the Redemption shall be effected in accordance with Section 2.4 of the Restated Certificate of Incorporation and the Separation Documents and on such other terms (including, without limitation, any amendments to the charter documents of Spinco) as are reasonably satisfactory, in form and substance, to Parent and Company, as well as in compliance with all applicable Laws.

        (b) No certificates representing shares of Spinco Common Stock shall be issued to former holders of record of shares of HDD Common Stock in connection with the Redemption. Instead, an entry shall be made in the books and records of Parent (or the transfer agent for HDD Common Stock) to reflect the entitlement of each such former holder of record of shares of HDD Common Stock to an equal number of shares of Spinco Common Stock, in exchange and replacement for such shares of HDD Common Stock, as a result of the Redemption. Without the need for any action by Parent, Spinco or former holders of Certificates, upon the Redemption all Certificates shall, for all purposes (including the provisions of Section 2.8 hereof), be deemed to represent a number of shares of Spinco Common Stock equal to the number of shares of HDD Common Stock represented thereby immediately prior to the Redemption.

     2.2 The Merger. At the Effective Time and upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of Delaware Law, Spinco shall be merged with and into

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Company, the separate corporate existence of Spinco shall cease and Company shall continue as the surviving corporation of the Merger. As the surviving corporation after the Merger, Company is hereinafter sometimes referred to as the "SURVIVING CORPORATION" and references to Company, insofar as they are applicable to any period of time after the Effective Time, shall be deemed references to Company as the Surviving Corporation.

     2.3 Effective Time; Closing. Upon the terms and subject to the conditions set forth in this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing (or such later time as may be agreed upon in writing by the parties hereto and specified in the Certificate of Merger) being referred to herein as the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as defined below). The closing of the Merger (the "CLOSING") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Palo Alto, California, at a time and date to be specified by the parties hereto, which time and date shall be no later than the 5th business day after the satisfaction or waiver of the conditions set forth in Article VII hereof, or at such other location, time and date as the parties hereto shall mutually agree in writing (the date upon which the Closing actually occurs being referred to herein as the "CLOSING DATE").

     2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of Spinco and Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Spinco and Company shall become the debts, liabilities and duties of the Surviving Corporation.

     2.5  Certificate of Incorporation and Bylaws of Surviving Corporation.

        (a) Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of Company shall be amended and restated to read in its entirety as set forth in Schedule 8 hereto and as so amended and restated shall be the Certificate of Incorporation of the Surviving Corporation.

        (b) Bylaws. The Bylaws of Company as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

     2.6  Management of the Surviving Corporation.

        (a) Board of Directors. The Board of Directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of seven members, six of whom (including the Chairman of the Board) shall be designated by Company and one of whom shall be designated by Parent. As of the date of this Agreement, Parent has designated Michael Brown as its director. If Mr. Brown is unable to serve in this position, Parent shall designate another member of the Board of Directors of Parent, who is mutually acceptable to Parent and Company, to the Board of Directors of Company. Such designees shall be designated in writing by the parties prior to the mailing of the Proxy Statement.

        (b) Officers. From and after the Effective Time, and until his successor is duly elected or appointed and qualified in accordance with Delaware Law, the current Chief Executive Officer of the Company shall hold the title of Chief Executive Officer of the Surviving Corporation.

     2.7 Effect on Capital Stock. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Company, Spinco or the holders of any of the following securities, the following shall occur:

          (a) Spinco Common Stock.

           (i) Each share of Spinco Common Stock to which a pre-Redemption holder of record of shares of HDD Common Stock became entitled in the Redemption (other than any shares of Spinco Common Stock to be canceled pursuant to Section 2.7(a)(ii) hereof) shall be canceled and extinguished and automatically converted (subject to Sections 2.7(a)(iii) and Section 2.7(a)(iv) hereof) into the right

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to receive 1.52 (the "EXCHANGE RATIO") shares of Company Common Stock, upon the surrender of the applicable Certificate in the manner provided in Section 2.8 hereof (or, in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in
Section 2.10 hereof); provided, however, that the Company, may, by written notice given to Parent at any time prior to the Effective Time, increase the Exchange Ratio to the extent that it determines such increase to be necessary or advisable in order to have reasonable assurance that the shares of Company Common Stock to be issued in the Merger will, in the aggregate, represent at least 50.1%, and in the Board's sole discretion up to not more than 51%, of the combined voting power of all shares of Company Common Stock that will be outstanding immediately after the Effective Time.

        (ii) Each share of Spinco Common Stock held in the treasury of Parent, or owned by Parent or any direct or indirect Subsidiary of Parent immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof or any consideration therefor.

        (iii) The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Spinco Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Spinco Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

        (iv) No fraction of a share of Company Common Stock shall be issued by virtue of the Merger, but in lieu thereof each pre-Redemption holder of record of shares of HDD Common Stock who would otherwise be entitled to a fraction of a share of Company Common Stock as a result of the Merger (after aggregating all fractional shares of Company Common Stock to be received by such holder) shall receive from Company an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product obtained by multiplying (x) such fraction, by (y) the average closing price of one (1) share of Company Common Stock for the five (5) consecutive trading days ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

        (v) Each of the Exchange Agent (as defined in Section 2.8(a) hereof) and Company shall be entitled to deduct and withhold from the consideration otherwise deliverable in connection with the Merger to any holder or former holder of shares of Spinco Common Stock such amounts as may be required to be deducted and withheld therefrom under the Code or any other applicable provision of Law. To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been delivered or otherwise paid to the person to whom such amounts would otherwise have been delivered or paid in connection with the Merger pursuant to this Agreement.

     (b) Parent Stock Option Plans and Stock Options. Each option to purchase HDD Common Stock held by a Transferred Employee under the Parent Stock Option Plans outstanding as of the Effective Time shall be assumed by Company in accordance with Section 6.10 hereof.

     (c) Parent Convertible Notes. Pursuant to a supplemental indenture reasonably satisfactory, in form and substance, to Parent and Company and executed at the Closing, Company shall become obligated, upon conversion of any of Parent's 7% convertible notes after the Effective Time, to issue to the holder thereof a number of shares of Company Common Stock calculated (in accordance with the Exchange Ratio) to reflect the number of shares of HDD Common Stock that would have been issued to such holder if such holder had converted such note immediately before the Effective Time.

     (d) To the extent relevant, "Spinco Common Stock" as referred to in this
Section 2.7 shall include all former shares of HDD Common Stock which were exchanged for Spinco Common Stock in the Redemption.

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

     2.8  Surrender of Certificates.

        (a) Exchange Agent. Prior to the Effective Time, Company shall select and appoint an institution reasonably satisfactory to Parent to act as the exchange agent (the "EXCHANGE AGENT") for the Redemption and the Merger.

           (i) Stock and Cash to be Provided by Company. Promptly following the Effective Time, Company shall deposit with the Exchange Agent for purposes of exchange: (i) the certificates representing the shares of Company Common Stock into which shares of Spinco Common Stock have been converted in the Merger; (ii) cash in an amount sufficient to make all cash payments required to be made pursuant to Section 2.7(a)(iv) hereof in lieu of issuing fractional shares of Company Common Stock in the Merger; and (iii) any dividends or other distributions to which pre-Redemption holders of record of shares of HDD Common Stock may be entitled pursuant to Section 2.8(c) hereof.

        (b) Exchange Procedures. Promptly following the Effective Time, Company shall cause the Exchange Agent to mail to each holder of record (as of the Redemption) of shares of HDD Common Stock whose shares were exchanged for an equal number of shares of Spinco Common Stock in the Redemption, and which shares of Spinco Common Stock were thereafter converted into the right to receive shares of Company Common Stock pursuant to Section 2.7(a) hereof, cash in lieu of any fractional shares pursuant to Section 2.7(a)(iv) hereof, and any dividends or other distributions pursuant to Section 2.8(c) hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and Company may reasonably specify); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Company Common Stock pursuant to Section 2.7(a) hereof, cash in lieu of any fractional shares pursuant to Section 2.7(a)(iv), and any dividends or other distributions pursuant to Section 2.8(c) hereof. Upon the surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Company, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Company Common Stock and cash in lieu of fractional shares which such holders have the right to receive pursuant to Section 2.7(a)(iv) hereof, and any dividends or other distributions payable pursuant to Section 2.8(c) hereof, and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, for all corporate purposes, subject to the terms of Section 2.8(c) hereof as to the payment of dividends, to evidence the ownership of the number of full shares of Company Common Stock into which such shares of HDD Common Stock shall have been so converted pursuant to Section 2.7(a) hereof, and the right to receive an amount in cash in lieu of the issuance of any fractional shares pursuant to Section 2.7(a)(iv) hereof, and any dividends or distributions payable pursuant to Section 2.8(c) hereof.

        (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date hereof with respect to Company Common Stock with a record date after the Effective Time shall be paid to any holder of any unsurrendered Certificates with respect to the shares of Company Common Stock that such holder has the right to receive in the Merger until such holder shall surrender such Certificates in accordance with Section 2.8(b) hereof. Subject to applicable law, following the surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Company Common Stock issued in exchange therefor pursuant to Section 2.7(a) hereof, along with payment in lieu of fractional shares pursuant to Section 2.7(a)(iv) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Company Common Stock.

        (d) Transfers of Ownership. If certificates for shares of Company Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it shall be a condition to the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to

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

Company or any agent designated by Company any transfer or other taxes required by reason of the issuance of Certificates for shares of Company Common Stock in any name other than that of the registered holders of the Certificates surrendered, or established to the satisfaction of Company or any agent designated by it that such tax has been paid or is not payable.

        (e) No Liability. Notwithstanding anything to the contrary set forth in this Section 2.8, none of the Exchange Agent, Parent, Spinco, the Surviving Corporation nor any other party hereto shall be liable to a holder of shares of HDD Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     2.9 No Further Ownership Rights in HDD Common Stock or Spinco Common Stock. All shares of Company Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 2.7(a)(iv) and Section 2.8(c) hereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of HDD Common Stock (exchanged for an equal number of shares of Spinco Common Stock in the Redemption) surrendered therefor, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of HDD Common Stock which were outstanding immediately prior to the Redemption of shares of Spinco Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

     2.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Company Common Stock, cash for fractional shares, if any, as may be required pursuant to
Section 2.7(a)(iv) hereof and any dividends or distributions payable pursuant to
Section 2.8(c) hereof; provided, however, that Company may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     2.11  Tax and Accounting Consequences.

        (a) Tax Treatment. It is intended by the parties hereto that the Merger constitute a "reorganization" within the meaning of Section 368 of the Code. In accordance therewith, the parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

        (b) Accounting Treatment. It is intended by the parties hereto that the Merger be accounted for as a purchase by Company of Spinco.

     2.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable in order to carry out the purposes and intent of this Agreement, to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Spinco and Company, the officers and directors of the Surviving Corporation shall be fully authorized to take all such action.

                                  ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     Company hereby represents and warrants to Parent and Spinco, subject to (i) the documents, agreements and transactions contemplated by this Agreement, (ii) the exceptions disclosed in writing in the disclosure letter, dated as of the date hereof, delivered by Company and Merger Sub to Parent and Spinco concurrently with the execution and delivery of the Original Agreement, accepted by Parent, and deemed redelivered by Company and accepted by Parent for purposes of this Agreement (the "COMPANY

SCHEDULES"), and (iii) the information set forth in any Company SEC Reports (as defined in Section 3.8(a) hereof) filed by Company with the SEC prior to the date hereof, as follows:

     3.1 Organization and Good Standing. Company and each of its Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to conduct business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have a Material Adverse Effect on Company.

     3.2 Charter Documents. Company has delivered or made available to Parent a true and complete copy of the Certificate of Incorporation and Bylaws of Company and similar governing charter instruments of each of its Significant Subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Company nor any of its Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing charter instruments.

     3.3  Capital Structure.

        (a) The authorized capital stock of Company consists of 250,000,000 shares of Common Stock, par value $0.01 per share, of which there were 116,125,550 shares issued and outstanding as of September 29, 2000, and 95,000,000 shares of Preferred Stock, par value $0.01 per share, of which no shares are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized and validly issued, fully paid and nonassessable, and are not subject to any preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Company or any agreement or other instrument to which Company is a party or by which Company or its properties or assets are bound. As of September 29, 2000, (i) Company had reserved an aggregate of 21,328,990 shares of Company Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to Company's Amended and Restated 1996 Stock Option Plan, of which 14,672,301 shares were subject to outstanding options, 1,690,000 shares were issued as restricted stock grants and 4,966,689 shares were available for future grant, (ii) Company had reserved an aggregate of 390,000 shares of Company Common Stock for issuance under Company's 1998 Restricted Stock Plan, of which 345,000 shares were issued and 45,000 shares remained available for future issuances, (iii) Company had reserved an aggregate of 154,153 shares of Company Common Stock for issuance upon exercise of outstanding assumed options granted under the Creative Design Solutions, Inc. Incentive Stock Option Plan, and (iv) Company had reserved an aggregate of 4,500,000 shares for issuance under Company's 1998 Employee Stock Purchase Plan. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions set forth in the instruments pursuant to which they are issuable, would be duly authorized and validly issued, fully paid and nonassessable. Section 3.3(a) of the Company Schedules contains a complete and accurate list of each outstanding option to acquire shares of Company Common Stock as of September 29, 2000, the name of the holder of each such option, the number of shares subject to each such option, the exercise price of each such option, the number of shares as to which each such option was vested as of such date, and whether the exercisability of each such option will be accelerated in any way as a result of the Merger or any other transactions contemplated by this Agreement or for any other reason, and indicates the extent of acceleration, if any.

        (b) There are no equity securities, partnership interests or other similar ownership interests of any class or series of capital stock of Company, or any securities convertible into or exercisable or exchangeable for such equity securities, partnership interests or other similar ownership interests issued, reserved for issuance or outstanding. Except for securities Company owns, directly or indirectly through one or more Subsidiaries, there are no equity securities, partnership interests or other similar ownership interests of any class or series of capital stock of any Subsidiary of Company, or any securities convertible into or exercisable or exchangeable for such equity securities, partnership interests or other similar ownership interests issued, reserved for issuance or outstanding. There are no options, warrants, equity securities, partnership interests or other similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any kind or character to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is bound obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or other similar ownership interest, call, right, commitment or agreement. There are no registration rights and, to the knowledge of Company, there are no voting trusts, proxies or other agreements or understandings with respect to any class or series of capital stock of Company or with respect to any equity security, partnership interest or other similar ownership interest of any class or series of capital stock of any of its Subsidiaries.

     3.4 Subsidiaries. Section 3.4 of the Company Schedules contains a complete and accurate list of each Subsidiary of Company, indicating the jurisdiction of incorporation of each such Subsidiary and Company's percentage equity interest therein.

     3.5 Authority. Company has all requisite corporate power and authority to enter into this Agreement, the Company Affiliate Agreements, the Company Voting Agreements and the Separation Documents to be entered into or executed by Company (collectively, the "COMPANY RELATED AGREEMENTS"), to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Company of this Agreement and the Company Related Agreements, the performance by Company of its obligations hereunder and thereunder, and the consummation by Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Company, subject only to the Company Requisite Vote. This Agreement and the Company Related Agreements have been (or, in the case of those Company Related Agreements that are not being executed and delivered by the Company concurrently with the execution and delivery of this Agreement, will, when they are executed and delivery by the Company, have been) duly executed and delivered by Company and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitute (or, in the case of those Company Related Agreements that are not being executed and delivered by the Company concurrently with the execution and delivery of this Agreement, will, when they are executed and delivered by the Company, constitute) the valid and binding obligations of Company, enforceable in accordance with their respective terms, subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors' rights and the relief of debtors generally; and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principal of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     3.6 Conflicts. The execution and delivery of this Agreement and the Company Related Agreements by Company do not, and the performance by Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Company or the equivalent organizational documents of any of its Subsidiaries; (ii) subject to obtaining the Requisite Company Vote and the consents, approvals, orders and authorizations, and making the registrations, declarations and filings, described in Section 3.7 hereof, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Company or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected; or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair rights of Company or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Company or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their respective properties and assets are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clauses (ii) or (iii) above, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

     3.7 Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Company in connection with the execution and delivery by Company of this Agreement and the Company Related Agreements, the performance by Company of its obligations hereunder and thereunder, or the consummation by Company of the transactions contemplated hereby or thereby, except for (i) the filing of the Registration Statement (as defined in Section 6.1 hereof) with the SEC in accordance with the Securities Act; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (iii) the filing of the Proxy Statement (as defined in Section 6.1 hereof) with the SEC in accordance with the Exchange Act; (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws; (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the HSR Act and the comparable Laws of any foreign countries; and (vi) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on Company.

     3.8  SEC Filings; Financial Statements; Undisclosed Liabilities.

        (a) Company has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 1998. All such required forms, reports and documents, and all exhibits and schedules thereto and documents incorporated by reference therein, (including those filed by Company after the date hereof) are referred to herein as the "COMPANY SEC REPORTS." As of their respective dates, the Company SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder; and (ii) did not at the time each such Company SEC Report was filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of Company is required to file any forms, reports or other documents with the SEC.

        (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (including any Company SEC Reports filed by Company after the date hereof until the Closing) (collectively, the "COMPANY FINANCIAL STATEMENTS"), (i) complied as to form in all material respects with the published rules and regulations of the SEC in effect, at the time of filing, with respect thereto; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act); and (iii) fairly presented the consolidated financial position of Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Company and its consolidated Subsidiaries for the periods indicated therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Company contained in the Company SEC Reports as of July 1, 2000, is hereinafter referred to as the "COMPANY BALANCE SHEET."

        (c) Neither Company nor any of its Subsidiaries has any Liabilities of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its Subsidiaries taken as a whole, except Liabilities (i) reflected in the Company Balance Sheet; or (ii) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.

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        (d) Company has heretofore furnished to Parent a true and complete copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed following the date hereof, to forms, reports and documents which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

     3.9 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet: (a) there has not been, occurred or arisen: (i) any Material Adverse Effect on Company; (ii) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP; or (iii) any revaluation by Company of any of its assets, including, without limitation, writing down of the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business; and (b) Company has not taken any action, or failed to take any action, the taking or failure to take which action would, if it had occurred after the execution and delivery of this Agreement, have constituted a breach by Company of Sections 5.1 or 5.2 hereof.

     3.10  Taxes.

        (a) Company and each of its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("RETURNS") relating to Taxes required to be filed by Company and each of its Subsidiaries with any Tax authority, except such Returns which are not material to Company. Company and each of its Subsidiaries have paid all Taxes shown to be due on such Returns.

        (b) Neither Company nor any of its Subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against Company or any of its Subsidiaries, nor has Company or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

        (c) No audit or other examination of any Return of Company or any of its Subsidiaries by any Tax authority is presently in progress, nor has Company or any of its Subsidiaries been notified of any request for such an audit or other examination.

        (d) Neither Company nor any of its Subsidiaries has any Liability for any material unpaid Taxes which has not been accrued for or reserved on Company Balance Sheet in accordance with GAAP, which is material to Company, other than any Liability for unpaid Taxes that may have accrued since December 31, 1999, in connection with the operation of the business of Company and its Subsidiaries in the ordinary course.

        (e) There is no contract, agreement, plan or arrangement to which Company or any of its Subsidiaries is a party as of the date of this Agreement (including, without limitation, this Agreement), covering any employee or former employee of Company or any of its Subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

        (f) Neither Company nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Company or any of its Subsidiaries.

        (g) Other than as set forth in the Separation Documents, neither Company nor any of its Subsidiaries is party to or has any obligation under any Tax-sharing, Tax indemnity or Tax allocation agreement or arrangement.

        (h) None of the assets of Company or any of its Subsidiaries are tax exempt use property within the meaning of Section 168(h) of the Code.

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     3.11  Intellectual Property.

        (a) For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

           (i) "COMPANY INTELLECTUAL PROPERTY" means any Intellectual Property that is owned by, or exclusively licensed to, Company or any of its Subsidiaries.

           (ii) "COMPANY REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, Company or any of its Subsidiaries.

           (iii) "PROGRAMS" means that a portion of a party's Intellectual Property having a plurality of instructions capable of being executed by a machine, whether or not such instructions are in a machine-readable form.

        (b) No Company Intellectual Property or product or service of Company or any of its Subsidiaries is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property.

        (c) Either Company or one of its Subsidiaries owns and has good and exclusive title to, or has a valid license to (sufficient for the conduct of its business as currently conducted and as currently proposed to be conducted), each material item of Company Intellectual Property or other Intellectual Property used by the Company or the applicable Subsidiary free and clear of any Lien (excluding licenses and related restrictions), and either Company or one of its Subsidiaries is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Company or the applicable Subsidiary, including the sale of any products or the provision of any services by Company or such Subsidiary.

        (d) Either Company or one of its Subsidiaries owns exclusively, and has good title to, all copyrighted works that are products of Company of the applicable Subsidiary or which Company or the applicable Subsidiary otherwise expressly purports to own.

        (e) To the extent that any material Intellectual Property has been developed or created by a third party for Company or any of its Subsidiaries, Company or such Subsidiary has a written agreement with such third party with respect thereto and Company or such Subsidiary thereby either (i) has obtained ownership of, and is the exclusive owner of; or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as currently proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

        (f) Neither Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Company Intellectual Property, to any third party.

        (g) To the knowledge of Company, the operation of the business of Company and its Subsidiaries as such business is currently conducted and currently proposed to be conducted, including Company's and its Subsidiaries' design, development, manufacture, marketing and sale of the products or services of Company and its Subsidiaries (including products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to the knowledge of Company, constitute unfair competition or trade practices under the laws of any jurisdiction.

        (h) Neither Company nor any of its Subsidiaries has received notice from any third party that the operation of the business of Company or any of its Subsidiaries or any act, product or service of Company or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

        (i) To the knowledge of Company, no person has or is infringing or misappropriating any Company Intellectual Property.

        (j) All Company Registered Intellectual Property included in the Company Intellectual Property is valid and subsisting. All maintenance and annuity fees have been fully paid and all fees paid during prosecution and after issuance of any Company Registered Intellectual Property have been paid in the correct entity status amounts.

        (k) There are no royalties, fees or other payments payable by Company or any of its Subsidiaries to any third party by reason of the ownership, use, sale or disposition of Company Intellectual Property.

        (l) Neither Company nor any of its Subsidiaries is in breach of any license, sublicense or other agreement relating to material Company Intellectual Property. Neither the execution of this Agreement or any ancillary agreement contemplated hereby nor the consummation of the Merger will contravene, conflict with or result in an impairment of Company's right to own or use any of the material Company Intellectual Property or any intellectual property of any third party.

        (m) To the knowledge of Company, it has at all times been Company's practice and procedure to require all employees of Company and its Subsidiaries to execute an agreement (containing no exceptions or exclusions from the scope of its coverage) regarding the protection of proprietary information and the assignment to Company of any Intellectual Property arising from services performed for Company by such employees, the current form of which has been provided to Parent.

        (n) The Programs do not contain any open source code or any materials subject to the GNU Public License (GPL), GNU Lesser Public License (GLPL) or any similar license, and the Programs are not subject to any open source license restrictions, including without limit the GPL or GLPL.

        (o) To the knowledge of Company, the Programs will be free of any and all viruses, Trojan horses, trap doors, passwords, keys, protection codes or any other devices or mechanisms which are intended to cause it to perform any material functions other than those specified or intended or which are intended to halt, disrupt, limit access or grant improper access to or sabotage the operation of the Programs or any other process or device.

     3.12  Compliance; Permits; Restrictions.

        (a) Neither Company nor any of its Subsidiaries is in conflict with, or in default or violation of (i) any Law, rule, regulation, order, judgment or decree applicable to Company or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected; or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their respective properties and assets are bound or affected, except for conflicts, defaults or violations which, neither individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company. To the knowledge of Company, no investigation or review by any Governmental Authority is pending or threatened against Company or its Subsidiaries, nor has any Governmental Authority indicated an intention to conduct the same, except for investigations which, neither individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company. There is no material agreement, judgment, injunction, order or decree binding upon Company or any of its Subsidiaries which would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its Subsidiaries, any acquisition of material property by Company or any of its Subsidiaries or the conduct of business by Company and any of its Subsidiaries as currently conducted or currently proposed to be conducted.

        (b) Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Authorities for the operation of its respective business of Company, failure to hold which would, individually or in the aggregate, reasonably be expected to have a Material Adverse

Effect on Company (collectively, the "COMPANY PERMITS"). Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.

     3.13 Litigation. There are no Actions pending, or as to which Company or any of its Subsidiaries has received any notice of assertion nor, to the knowledge of Company, is there a threatened Action against Company or any of its Subsidiaries which would reasonably be expected to have a Material Adverse Effect on Company, or which in any manner challenges or seeks to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated by this Agreement.

     3.14 Brokers' and Finders' Fees. Except for fees payable to Salomon Smith Barney pursuant to an engagement letter, dated September 26, 2000, a copy of which has been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement, the Merger or any other transactions contemplated by this Agreement.

     3.15  Employee Benefit Plans.

        (a) Section 3.15(a) of the Company Schedules contains a complete and accurate list of all employee compensation, incentive, fringe or benefit plans, programs, policies, commitments, agreements or other arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of ERISA) covering any active or former employee, director or consultant of Company ("COMPANY EMPLOYEE" which shall for this purpose mean an employee of Company or a Code Affiliate of Company), any Subsidiary of Company, or with respect to which Company has or, to its knowledge, may in the future have Liability (collectively, the "COMPANY PLANS"). Company has provided or will make available to Parent prior to the Closing: (i) true and complete copies of all documents embodying each Company Plan including, without limitation, all amendments thereto, all trust documents related thereto, and all material written agreements and contracts relating to each such Company Plan; (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Plan; (iv) all IRS determination, opinion, notification and advisory letters relating to each Company Plan; (v) all material correspondence to or from any Governmental Authority relating to each Company Plan; (vi) all forms and related notices required under the COBRA; (vii) the most recent discrimination tests for each Company Plan; (viii) the most recent actuarial valuations, if any, prepared for each Company Plan; (ix) if the Company Plan is funded, the most recent annual and periodic accounting of the Company Plan assets; and (x) all material communication to Company Employees relating to any Company Plan and any proposed Company Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules, or other events which would result in any material liability to Company or any Code Affiliate.

        (b) Each Company Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all Laws, including, without limitation, ERISA and the Code, which are applicable to such Company Plans. No Action (excluding claims for benefits incurred in the ordinary course of Company Plan activities) has been brought, or to the knowledge of Company, is threatened, against or with respect to any Company Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of Company, threatened by the IRS or the DOL with respect to any Company Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Company Plans have been timely made or accrued. Any Company Plan intended to be qualified under
Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination; and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986, as amended.

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

To the knowledge of Company, no condition or circumstance exists giving rise to a material likelihood that any such Company Plan would not be treated as qualified by the IRS. Company does not have any plan or commitment to establish any new Company Plan, to modify any Company Plan (except to the extent required by applicable Law or the applicable Company Plan or to conform any such Company Plan to the requirements of any applicable Law, in each case as previously disclosed to Parent in writing, or as required by the terms of this Agreement), or to enter into any new Company Plan. Each Company Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its Code Affiliates (other than ordinary administration expenses).

        (c) Neither Company, any of its Subsidiaries, nor any of their Code Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Company contributed to or been requested to contribute to any "multiemployer plan," as such term is defined under ERISA. Neither Company, any of its Subsidiaries, nor any officer or director of Company or any of its Subsidiaries is subject to any material Liability or penalty under
Section 4975 through 4980B of the Code or Title I of ERISA. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code and
Section 408 of ERISA, has occurred with respect to any Company Plan which could subject Company or its Affiliates to material Liability.

        (d) None of the Company Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable Law, and neither Company nor any of its Subsidiaries has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any Company Employee, former employee, director, consultant or other person, except to the extent required by applicable Law.

        (e) Neither Company nor any of its Subsidiaries is bound by or subject to (and none of its respective properties or assets is bound by or subject to) any arrangement with any labor union. No employee of Company or any of its Subsidiaries is represented by any labor union or covered by any collective bargaining agreement and, to the knowledge of Company, no campaign to establish such representation is in progress. There is no pending or, to the knowledge of Company, threatened labor dispute involving Company or any of its Subsidiaries and any group of its employees nor has Company or any of its Subsidiaries experienced any labor interruptions over the past three (3) years, and Company and its subsidiaries consider their relationships with their employees to be good. Company is in compliance in all material respects with all applicable material Laws respecting employment, employment practices, terms and conditions of employment and wages and hours.

        (f) Neither the execution and delivery by Company of this Agreement or the Separation Documents, nor the performance by Company of its obligations hereunder and thereunder, nor the consummation by Company of the transactions contemplated hereby or thereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or Company Employee or any of its Subsidiaries under any Company Plan or otherwise; (ii) materially increase any benefits otherwise payable under any Company Plan; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

        (g) Each Company International Employee Plan (as defined below) has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all Laws that are applicable to such Company International Employee Plan. Furthermore, no Company International Employee Plan has unfunded Liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by applicable Law, no condition exists that would prevent Company or Parent from terminating or amending any Company International Employee Plan at any time for any reason. For all purposes of and under this Agreement, "COMPANY INTERNATIONAL EMPLOYEE PLAN" means each Company Plan that has been adopted or maintained by Company or any of its Subsidiaries, whether informally or formally, for the benefit of current or former employees of Company or any of its Subsidiaries outside the United States.

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     3.16  Absence of Liens. Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets (real, personal and mixed) used in its business, free and clear of any Liens, except (i) Liens reflected in the Company Financial Statements; (ii) Liens for Taxes not yet due and payable; and (iii) Liens which are not material to Company and its Subsidiaries taken as a whole.

     3.17  Environmental Matters.

        (a) (i) To the knowledge of Company, Company and its Subsidiaries are in compliance with and have been in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Company and its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except where failures to be in compliance would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Company. Since December 31, 1997, neither Company nor any of its Subsidiaries has received any communication (written or oral), whether from a Governmental Authority, citizens' group, employee or otherwise, alleging that Company or any of its Subsidiaries is not in such compliance, except where failures to be in compliance would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

           (ii) There is no Environmental Claim pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries or, to the knowledge of the Company, against any entity or business whose liability for any Environmental Claim Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law that would reasonably be expected to have a Material Adverse Effect on Company.

           (iii) There are no present or, to the knowledge of Company, past actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release or presence of any Hazardous Material that could form the basis of any Environmental Claim against Company or any of its Subsidiaries or, to the knowledge of Company, against any entity or business whose liability for any Environmental Claim Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

        (b) Neither the Company nor any of its Subsidiaries is subject to any indemnity or other agreement relating to liability under any Environmental Laws or relating to Hazardous Materials, except for indemnity or similar provisions contained in Company contracts entered into in the ordinary course of business of the Company or any of its Subsidiaries.

     3.18 Labor Matters. There are no material controversies pending or, to the knowledge of Company, threatened, between Company or any of its Subsidiaries and any of their respective employees. As of the date of this Agreement, neither Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Company or its Subsidiaries nor does Company know of any activities or proceedings of any labor union to organize any such employees. As of the date of this Agreement, Company has no knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Company or any of its Subsidiaries.

     3.19  Agreements, Contracts and Commitments.

        (a) Neither Company nor any of its Subsidiaries is a party to or is bound by:

           (i) any employment or consulting agreement, contract or commitment with any executive officer or member of the Board of Directors of Company, other than those that are terminable by Company or any of its Subsidiaries on no more than thirty (30) days' notice without Liability or financial obligation to Company;

           (ii) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting
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

of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

           (iii) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of products or services in the ordinary course of business;

           (iv) any agreement, contract or commitment containing any covenant limiting in any respect the right of Company or any of its Subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

           (v) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than its Subsidiaries; or

           (vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit.

        (b) Neither Company nor any of its Subsidiaries, nor to the knowledge of Company any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is bound that are required to be disclosed in the Company Schedules pursuant to this Agreement (any such agreement, contract or commitment, a "COMPANY CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other material remedies (for any or all of such breaches, violations or defaults, or all of them in the aggregate).

     3.20 Registration Statement; Proxy Statement; Other Filings. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 6.1 hereof) will at the time it is declared or ordered effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) the Proxy Statement (as defined in Section 6.1 hereof) shall not, on the date the Proxy Statement is first mailed to the stockholders of Company and the stockholders of Parent, at the time of the Company Stockholders' Meeting (as defined in Section 6.1 hereof) or the Parent Stockholders' Meeting (as defined in Section 6.1 hereof) and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders' Meeting or the Parent Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder that are applicable by reason of the Proxy Statement constituting a proxy statement of Company. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Spinco which is contained in any of the foregoing documents.

     3.21 Board Approval. The Board of Directors of Company has, as of the date of this Agreement, made the determinations set forth in the sixth recital to this Agreement.

     3.22 State Takeover Statutes. The Board of Directors of Company has approved the Merger, this Agreement, the Company Related Agreements and the transactions contemplated hereby and thereby, and
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

such approval is sufficient to render inapplicable to the Merger, this Agreement, the Company Related Agreements and the transactions contemplated hereby and thereby the provisions of Section 203 of Delaware Law to the extent, if any, such section is applicable to the Merger, this Agreement, the Company Related Agreements and the transactions contemplated hereby and thereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Company Related Agreements or the transactions contemplated hereby and thereby.

     3.23 Fairness Opinion. Company has received a written opinion from Salomon Smith Barney, dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to the Company from a financial point of view and has delivered to Parent a copy of such opinion.

                                   ARTICLE IV
              REPRESENTATIONS AND WARRANTIES OF PARENT AND SPINCO

     Parent and Spinco hereby represent and warrant to Company, subject to (i) the documents, agreements and transactions contemplated by this Agreement, (ii) the exceptions disclosed in writing in the disclosure letter, dated as of the date hereof, delivered by Parent and Spinco to Company and Merger Sub concurrently with the execution and delivery of the Original Agreement, accepted by Company, and deemed redelivered by Parent and Spinco and accepted by Company for purposes of this Agreement (the "PARENT SCHEDULES"), and (iii) the information set forth in any Parent SEC Reports (as defined in Section 4.8(a) hereof) filed by Parent with the SEC prior to the date hereof, as follows:

     4.1 Organization and Good Standing. Parent, Spinco and each of their respective Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as currently proposed to be conducted, and is duly qualified to conduct business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have a Material Adverse Effect on Spinco or the HDD Business.

     4.2 Charter Documents. Parent and Spinco have delivered or made available to Company a true and complete copy of the Restated Certificate of Incorporation and Bylaws of Parent and the Certificate of Incorporation and Bylaws of Spinco and similar governing charter instruments of each of its Significant Subsidiaries, each as amended to date, and each such instrument is in full force and effect. None of Parent or Spinco, nor any of their respective Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing charter instruments.

     4.3  Capital Structure.

        (a) The authorized capital stock of Parent consists of 600,000,000 shares of HDD Common Stock, par value $0.01 per share, of which there were 76,968,118 shares issued and outstanding as of September 30, 2000, 1,000,000,000 shares of DSS Common Stock, par value $0.01 per share, of which there were 148,823,768 shares issued and outstanding as of September 30, 2000 (together the "PARENT COMMON STOCK"), and 20,000,000 shares of Preferred Stock, par value $0.01 per share, of which no shares are issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized and validly issued, fully paid and nonassessable, and are not subject to any preemptive rights created by statute, the Restated Certificate of Incorporation or Bylaws of Parent or any agreement or other instrument to which Parent is a party or by which Parent or its properties or assets are bound. Of the shares of HDD Common Stock outstanding as of September 30, 2000, 1,494,409 were issued as shares of restricted stock and were subject to repurchase upon the termination of employment of the holder ("RESTRICTED STOCK") and of the shares of DSS Common Stock outstanding as of such date, 2,988,809 were shares of Restricted Stock. As of September 30, 2000, Parent had reserved an aggregate of 59,884,263 shares of Parent Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Parent Stock Option Plans, under which (i) options were outstanding to purchase an aggregate of 54,630,672 shares; and (ii) 5,253,591 shares were available for future grant. All shares of Parent Common Stock

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subject to issuance as aforesaid, upon issuance on the terms and conditions set forth in the instruments pursuant to which they are issuable, would be duly authorized and validly issued, fully paid and nonassessable. Section 4.3(a) of the Parent Schedules contains a complete and accurate list of each outstanding option to acquire shares of Parent Common Stock as of September 30, 2000, the name of the holder of each such option, the number of shares subject to each such option, the exercise price of each such option, the number of shares as to which each such option was vested as of such date, the vesting schedule for each such option and whether the exercisability of each such option will be accelerated in any way as a result of the Merger or any other transactions contemplated by this Agreement or for any other reason, and indicates the extent of acceleration, if any.

        (b) At the Effective Time, the authorized capital stock of Spinco will consist of 100,000,000 shares of Common Stock, par value $0.01 per share. At the Effective Time, the number of shares of Spinco Common Stock which are issued and outstanding shall be equal to the number of shares of HDD Common Stock issued and outstanding immediately prior to the Redemption (the "SPINCO COMMON STOCK") and no shares of Preferred Stock will be issued and outstanding. All outstanding shares of Spinco Common Stock will be duly authorized and validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Spinco or any agreement or other instrument to which Spinco is a party or by which Spinco or its properties or assets are bound. All shares of Spinco Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions set forth in the instruments pursuant to which they are issuable, will be duly authorized and validly issued, fully paid and nonassessable.

        (c) There are no equity securities, partnership interests or other similar ownership interests of any class or series of capital stock of Parent, or any securities convertible into or exercisable or exchangeable for such equity securities, partnership interests or other similar ownership interests issued, reserved for issuance or outstanding. Except for securities Parent owns, directly or indirectly through one or more Subsidiaries, there are no equity securities, partnership interests or other similar ownership interests of any class or series of capital stock of any Subsidiary of Parent, or any securities convertible into or exercisable or exchangeable for such equity securities, partnership interests or other similar ownership interests issued, reserved for issuance or outstanding. There are no options, warrants, equity securities, partnership interests or other similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any kind or character to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or other similar ownership interest, call, right, commitment or agreement. There are no registration rights and, to the knowledge of Parent, there are no voting trusts, proxies or other agreements or understandings with respect to any class or series of capital stock of Parent or with respect to any equity security, partnership interest or other similar ownership interest of any class or series of capital stock of any of its Subsidiaries.

     4.4 Subsidiaries. Section 4.4 of the Parent Schedules contains a complete and accurate list of each Subsidiary of Parent and Spinco, indicating the jurisdiction of incorporation of each such Subsidiary and Parent's and Spinco's percentage equity interest therein.

     4.5 Authority. Parent and Spinco have all requisite corporate power and authority to enter into this Agreement, the Parent Voting Agreements, the Parent Affiliate Agreements and the Separation Documents to be entered into or executed by Parent or Spinco (collectively, the "PARENT RELATED AGREEMENTS"), to perform their respective obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent and Spinco of this Agreement and the Parent Related Agreements, the performance by Parent and Spinco of their respective obligations hereunder and thereunder, and the consummation by Parent and Spinco of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Parent or Spinco, as applicable (including, without limitation, the adoption of this Agreement and the
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approval of the Merger by Parent as the sole stockholder of Spinco), subject only to the Parent Requisite Vote. This Agreement and the Parent Related Agreements have been (or, in the case of those Parent Related Agreements that are not being executed and delivered by Parent or Spinco concurrently with the execution and delivery of this Agreement, will, when they are executed and delivered by Parent or Spinco, have been) duly executed and delivered by Parent and Spinco, and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitute (or, in the case of those Parent Related Agreements that are not being executed and delivered by Parent or Spinco concurrently with the execution and delivery of this Agreement, will, when they are executed and delivered by Parent or Spinco, constitute) valid and binding obligations of Parent and Spinco, enforceable in accordance with their respective terms, subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors' rights and the relief of debtors generally; and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principal of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     4.6 Conflicts. The execution and delivery of this Agreement and the Parent Related Agreements by Parent and Spinco do not, and the performance by Parent and Spinco of their obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Restated Certificate of Incorporation or Bylaws of Parent or the Certificate of Incorporation or Bylaws of Spinco or the equivalent organizational documents of any of their Subsidiaries; (ii) subject to obtaining the Parent Requisite Vote and the consents, approvals, orders and authorizations, and making the registrations, declarations and filings, described in Section 4.7 hereof, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected; or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair rights of Parent or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or Spinco or any of their respective Subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Spinco or any of their respective Subsidiaries is a party or by which Parent or Spinco or any of their respective Subsidiaries or any of their respective properties and assets are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clauses (ii) or (iii) above, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco or the HDD Business.

     4.7 Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or Spinco in connection with the execution and delivery by Parent or Spinco of this Agreement, the Separation Documents and the Parent Related Agreements, the performance by Parent or Spinco of their respective obligations hereunder and thereunder, or the consummation by Parent or Spinco of the transactions contemplated hereby or thereby, except for (i) the filing of a Registration Statement (as defined in Section 6.1 hereof) with the SEC in accordance with the Securities Act; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (iii) the filing of the Proxy Statement (as defined in Section 6.1 hereof) with the SEC in accordance with the Exchange Act; (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws; (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the HSR Act and the comparable Laws of any foreign countries; and (vi) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on Spinco or the HDD Business.

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

     4.8  SEC Filings; Financial Statements; Undisclosed Liabilities.

        (a) Parent has filed all forms, reports and documents relating to the HDD Business required to be filed with the SEC since December 31, 1998. All such required forms, reports and documents, and all exhibits and schedules thereto and documents incorporated by reference therein (including those filed by Parent relating to the HDD Business after the date hereof) are referred to herein as the "PARENT SEC REPORTS." As of their respective dates, the Parent SEC Reports
(i) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder; and (ii) did not at the time each such Parent SEC Report was filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of Parent or Spinco is required to file any forms, reports or other documents with the SEC.

        (b) Each of the consolidated financial statements of Parent and the combined financial statements of Parent's Hard Disk Drive Group (including, in each case, any related notes thereto) contained in the Parent SEC Reports (including any Parent SEC Reports filed by Parent after the date hereof until the Closing) (collectively, the "PARENT FINANCIAL STATEMENTS"), (i) complied as to form in all material respects with the published rules and regulations of the SEC in effect, at the time of filing, with respect thereto; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act); and (iii) fairly presented the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods indicated therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The consolidated balance sheet of Parent contained in the Parent SEC Reports as of June 30, 2000, is hereinafter referred to as the "PARENT BALANCE SHEET" and the separate combined balance sheet of Parent's Hard Disk Drive Group contained in the Parent SEC Reports as of June 30, 2000, is hereafter referred to as the "HDD BALANCE SHEET."

        (c) Neither Parent nor any of its Subsidiaries has any Liabilities of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, except Liabilities (i) reflected in the Parent Balance Sheet; or (ii) incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices. Spinco does not have any Liabilities as of the date of this Agreement, and, as of the Effective Time, will have no Liabilities other than the HDD Liabilities.

        (d) Neither Parent nor any of its Subsidiaries has any Liabilities of a nature relating to the HDD Business and included as HDD Liabilities that are required to be disclosed on a balance sheet or in the related notes to consolidated or combined financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, except Liabilities (i) reflected in the HDD Balance Sheet; or (ii) incurred since the date of the HDD Balance Sheet in the ordinary course, consistent with past practices, of the HDD Business.

        (e) Parent has heretofore furnished to Company a true and complete copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed following the date hereof, to forms, reports and documents which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act relating to the HDD Business.

        4.9 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet: (a) there has not been, occurred or arisen: (i) any Material Adverse Effect on the HDD Business;
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

(ii) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP; or (iii) any revaluation by Parent of any of its assets, including, without limitation, writing down of the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business; and (b) Parent has not taken any action, or failed to take any action, the taking or failure to take which action would, if it had occurred after the execution and delivery of this Agreement, have constituted a breach by Parent of Section 5.1 or Section 5.2 hereof.

     4.10  Taxes.

        (a) Parent and each of its Subsidiaries have timely filed all Returns relating to Taxes required to be filed by Parent and each of its Subsidiaries with any Tax authority. Parent and each of its Subsidiaries have paid all Taxes shown to be due on such Returns.

        (b) Neither Parent nor any of its Subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

        (c) No audit or other examination of any Return of Parent or any of its Subsidiaries by any Tax authority is presently in progress, nor has Parent or any of its Subsidiaries been notified of any request for such an audit or other examination.

        (d) Neither Parent nor any of its Subsidiaries has any Liability for any material unpaid Taxes which has not been accrued for or reserved on Parent Balance Sheet in accordance with GAAP, other than any Liability for unpaid Taxes that may have accrued since June 30, 2000.

        (e) There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party as of the date of this Agreement (including, without limitation, this Agreement), covering any employee or former employee of Parent or any of its Subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

        (f) Neither Parent nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Parent or any of its Subsidiaries.

        (g) Other than the Separation Documents contemplated hereby, neither Parent nor any of its Subsidiaries is party to or has any obligation under any Tax-sharing, Tax indemnity or Tax allocation agreement or arrangement.

        (h) None of the assets of Parent or any of its Subsidiaries are tax exempt use property within the meaning of Section 168(h) of the Code.

     4.11  Intellectual Property.

        (a) For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

           (i) "PARENT INTELLECTUAL PROPERTY" means all Intellectual Property that is owned by, or exclusively licensed to, Parent or any of its Subsidiaries and used in the HDD Business.

           (ii) "PARENT REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, Parent or any of its Subsidiaries and used in the HDD Business.

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

        (b) No Parent Intellectual Property or product or service of Parent or any of its Subsidiaries is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Parent or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Parent Intellectual Property.

        (c) Either Parent or one of its Subsidiaries owns and has good and exclusive title to, or has a valid license to (sufficient for the conduct of its business as currently conducted and as currently proposed to be conducted), each material item of Parent Intellectual Property or other Intellectual Property used by Parent or the applicable Subsidiary free and clear of any Lien (excluding licenses and related restrictions), and either Parent or one of its Subsidiaries is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Parent or the applicable Subsidiary, including the sale of any products or the provision of any services by Parent or such Subsidiary.

        (d) Either Parent or one of its Subsidiaries owns exclusively, and has good title to, all copyrighted works that are products of Parent or the applicable Subsidiary or which Parent or the applicable Subsidiary otherwise expressly purports to own that are used in the HDD Business.

        (e) To the extent that any material Intellectual Property has been developed or created by a third party for Parent or any of its Subsidiaries that is used in the HDD Business, Parent or such Subsidiary has a written agreement with such third party with respect thereto and Parent or such Subsidiary thereby either (i) has obtained ownership of, and is the exclusive owner of; or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

        (f) Neither Parent nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Parent Intellectual Property, to any third party.

        (g) To the knowledge of Parent, the operation of the HDD Business of Parent and its Subsidiaries as such business is currently conducted and currently proposed to be conducted, including Parent's and its Subsidiaries' design, development, manufacture, marketing and sale of the products or services of Parent and its Subsidiaries (including products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to the knowledge of Parent, constitute unfair competition or trade practices under the laws of any jurisdiction.

        (h) Neither Parent nor any of its Subsidiaries has received notice from any third party that the operation of the HDD Business of Parent or any of its Subsidiaries or any act, product or service of Parent or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

        (i) To the knowledge of Parent, no person has or is infringing or misappropriating any Parent Intellectual Property.

        (j) All Parent Registered Intellectual Property included in the Parent Intellectual Property is valid and subsisting. All maintenance and annuity fees have been fully paid and all fees paid during prosecution and after issuance of any Parent Registered Intellectual Property have been paid in the correct entity status amounts.

        (k) There are no royalties, fees or other payments payable by Parent or any of its Subsidiaries to any third party by reason of the ownership, use, sale or disposition of Parent Intellectual Property.

        (l) Neither Parent nor any of its Subsidiaries is in breach of any license, sublicense or other agreement relating to material Parent Intellectual Property. Neither the execution of this Agreement or any ancillary agreement contemplated hereby nor the consummation of the Merger will contravene, conflict with or result in an impairment of Parent's right to own or use any of the material Parent Intellectual Property or any intellectual property of any third party.

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

        (m) To the knowledge of Parent, it has at all times been Parent's practice and procedure to require all employees of Parent and its Subsidiaries to execute an agreement (containing no exceptions or exclusions from the scope of its coverage) regarding the protection of proprietary information and the assignment to Parent of any Intellectual Property arising from services performed for Parent by such employees, the current form of which has been provided to Company.

        (n) The Programs do not contain any open source code or any materials subject to the GNU Public License (GPL), GNU Lesser Public License (GLPL) or any similar license, and the Programs are not subject to any open source license restrictions; including without limit the GPL or GLPL.

        (o) To the knowledge of Parent, the Programs will be free of any and all viruses, Trojan horses, trap doors, passwords, keys, protection codes or any other devices or mechanisms which are intended to cause it to perform any material functions other than those specified or intended or which are intended to halt, disrupt, limit access or grant improper access to or sabotage the operation of the Programs or any other process or device.

     4.12  Compliance; Permits; Restrictions.

        (a) Neither Parent nor any of its Subsidiaries is in conflict with, or in default or violation of (i) any Law, rule, regulation, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected; or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties and assets are bound or affected, except for conflicts, defaults or violations which, neither individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the HDD Business. To the knowledge of Parent, no investigation or review by any Governmental Authority is pending or threatened against Parent or its Subsidiaries, nor has any Governmental Authority indicated an intention to conduct the same, except for investigations which, neither individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the HDD Business or Spinco. There is no material agreement, judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent and any of its Subsidiaries as currently conducted.

        (b) Parent and its Subsidiaries hold (or, in the case of Spinco, will hold upon the consummation of the Separation) all permits, licenses, variances, exemptions, orders and approvals from Governmental Authorities for the operation of the HDD Business, failure to hold which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the HDD Business or Spinco (collectively, the "PARENT PERMITS"). Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Permits.

     4.13 Litigation. There are no Actions pending, or as to which Parent or any of its Subsidiaries has received any notice of assertion nor, to the knowledge of Parent, is there a threatened Action against Parent or any of its Subsidiaries which would reasonably be expected to have a Material Adverse Effect on Spinco, or which in any manner challenges or seeks to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated by this Agreement, except as is not material to Spinco.

     4.14 Brokers' and Finders' Fees. Except for fees payable to Lehman Brothers pursuant to an engagement letter, dated August 17, 2000, a copy of which has been provided to Company, neither Parent nor Spinco has incurred, nor will either incur, directly or indirectly, any Liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement, the Merger or any other transactions contemplated by this Agreement.

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

     4.15  Employee Benefit Plans.

        (a) Section 4.15(a) of the Parent Schedules contains a complete and accurate list of all employee compensation, incentive, fringe or benefit plans, programs, policies, commitments, agreements or other arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of ERISA) covering any active or former employee, director or consultant of Parent to be transferred in the Separation to Spinco ("PARENT EMPLOYEE" which shall for this purpose mean an employee of Parent or a Code Affiliate of Parent to be transferred in the Separation to Spinco), any Subsidiary of Parent, or with respect to which Parent has or, to its knowledge, may in the future have Liability, (collectively, the "PARENT PLANS"). Parent has provided or will make available to Company prior to the Closing: (i) true and complete copies of all documents embodying each Parent Plan including, without limitation, all amendments thereto, all trust documents related thereto; and all material written agreements and contracts relating to each such Parent Plan; (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Parent Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Parent Plan; (iv) all IRS determination, opinion, notification and advisory letters relating to each Parent Plan; (v) all material correspondence to or from any Governmental Authority relating to each Parent Plan; (vi) all forms and related notices required under the COBRA; (vii) the most recent discrimination tests for each Parent Plan; (viii) the most recent actuarial valuations, if any, prepared for each Parent Plan; (ix) if the Parent Plan is funded, the most recent annual and periodic accounting of the Parent Plan assets; and (x) all material communication to Parent Employees relating to any Parent Plan and any proposed Parent Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules, or other events which would result in any material liability to Parent or any Code Affiliate.

        (b) Each Parent Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all Laws, including, without limitation, ERISA and the Code, which are applicable to such Parent Plans. No Action (excluding claims for benefits incurred in the ordinary course of Parent Plan activities) has been brought, or to the knowledge of Parent, is threatened, against or with respect to any Parent Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of Parent, threatened by the IRS or the DOL with respect to any Parent Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Parent Plans have been timely made or accrued. Any Parent Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination; and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation. To the knowledge of Parent, no condition or circumstance exists giving rise to a material likelihood that any such Parent Plan would not be treated as qualified by the IRS. Parent does not have any plan or commitment to establish any new Parent Plan, to modify any Parent Plan (except to the extent required by applicable Law or the applicable Parent Plan or to conform any such Parent Plan to the requirements of any applicable Law, in each case as previously disclosed to Company in writing, or as required by the terms of any Parent Plan or this Agreement), or to enter into any new Parent Plan. Each Parent Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Company, Parent or any of its Code Affiliates (other than ordinary administration expenses).

        (c) Neither Parent, any of its Subsidiaries, nor any of their Code Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Parent contributed to or been requested to

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contribute to any "multiemployer plan," as such term is defined under ERISA.
Neither Parent, any of its Subsidiaries, nor any officer or director of Parent or any of its Subsidiaries is subject to any material Liability or penalty under
Section 4975 through 4980B of the Code or Title I of ERISA. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code and
Section 408 of ERISA, has occurred with respect to any Parent Plan which could subject Parent or its Affiliates to material Liability.

        (d) None of the Parent Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable Law, and neither Parent nor any of its Subsidiaries has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any Parent Employee, former employee, director, consultant or other person, except to the extent required by applicable Law.

        (e) Neither Parent nor any of its Subsidiaries is bound by or subject to (and none of its respective properties or assets is bound by or subject to) any arrangement with any labor union. No employee of Parent or any of its Subsidiaries is represented by any labor union or covered by any collective bargaining agreement and, to the knowledge of Parent, no campaign to establish such representation is in progress. There is no pending or, to the knowledge of Parent, threatened labor dispute involving Parent or any of its Subsidiaries and any group of its employees nor has Parent or any of its Subsidiaries experienced any labor interruptions over the past three (3) years, and Parent and its subsidiaries consider their relationships with their employees to be good. Parent is in compliance in all material respects with all applicable material Laws respecting employment, employment practices, terms and conditions of employment and wages and hours.

        (f) Neither the execution and delivery by Parent of this Agreement or the Separation Documents, nor the performance by Parent of its obligations hereunder or thereunder, or the consummation by Parent of the transactions contemplated hereby or thereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or Parent Employee or any of its Subsidiaries under any Parent Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Parent Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

        (g) Each Parent International Employee Plan (as defined below) has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all Laws that are applicable to such Parent International Employee Plan. Furthermore, no Parent International Employee Plan has unfunded Liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by applicable Law, no condition exists that would prevent Parent or Company from terminating or amending any Parent International Employee Plan at any time for any reason. For all purposes of and under this Agreement, "PARENT INTERNATIONAL EMPLOYEE PLAN" means each Parent Plan covering employees to be transferred in the Separation to Spinco that has been adopted or maintained by Parent or any of its Subsidiaries, whether informally or formally, for the benefit of current or former employees of Parent or any of its Subsidiaries outside the United States.

     4.16 Absence of Liens. Parent and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets (real, personal and mixed) used in the HDD Business, free and clear of any Liens, except (i) Liens reflected in the Parent Financial Statements; (ii) Liens for Taxes not yet due and payable; and (iii) such Liens as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the HDD Business.

     4.17 Facilities. Section 4.19 of the Parent Schedules provides an accurate and complete list of any facility or real property, including without limitation, any improvement, equipment, structure, building or fixture that is currently owned, used, occupied, controlled or rented in connection with the HDD Business (collectively, the "PARENT FACILITIES"), and Parent has provided
Company true and complete copies of all leases, licenses or other agreements relating to Parent's use or occupancy of the Parent Facilities
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(collectively, the "PARENT LEASES"). Neither Parent nor any of its Subsidiaries,
nor to the knowledge of Parent any other party to a Parent Lease, is in material breach, violation or default under, and neither Parent nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any Parent Lease.

     4.18 Sufficiency of HDD Assets and Parent Intellectual Property. The Parent Intellectual Property constitutes and includes all of the Intellectual Property used in the HDD Business, or necessary for the conduct of the HDD Business, as the HDD Business is currently conducted. The HDD Assets, together with the Parent Intellectual Property and the rights conferred under the contracts assigned to (or the economic benefits of which are conferred on) Spinco in the Separation pursuant to the Separation Documents, constitutes and includes all of the property and assets, tangible and intangible, and all agreements and rights, used in the HDD Business, or necessary for the conduct of the HDD Business, as the HDD Business is currently conducted.

     4.19  Environmental Matters.

        (a) (i) To the knowledge of Parent, the HDD Business is in compliance and has been in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the HDD Business and its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except where failures to be in compliance would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco or the HDD Business. Since December 31, 1997, neither Parent, Spinco nor any of their respective Subsidiaries has received any communication (written or oral), whether from a Governmental Authority, citizens' group, employee or otherwise, indicating that the HDD Business is not in such compliance, except where failures to be in compliance would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco or the HDD Business.

           (ii) There is no Environmental Claim pending or, to the knowledge of Parent, threatened against the HDD Business or, to the knowledge of Parent, against any entity or business whose liability for any Environmental Claim Spinco or any of its Subsidiaries has or may have retained, assumed or been allocated, or that Spinco or any of its Subsidiaries may or will assume, be allocated or otherwise acquire, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco or the HDD Business.

           (iii) There are no present or, to the knowledge of Parent, past actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release or presence of any Hazardous Material that could form the basis of any Environmental Claim against Parent (in connection with the HDD Business), Spinco or any of its Subsidiaries or the Surviving Corporation or, to the knowledge of Parent, against any entity or business whose liability for any Environmental Claim Spinco or any of its Subsidiaries has or may have retained, assumed or been allocated, or that Spinco or any of its Subsidiaries may or will assume, be allocated or otherwise acquire, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        (b) Neither Spinco nor any of its Subsidiaries is subject to any indemnity or other agreement, or will after the Separation be subject to any indemnity or other agreement, relating to liability under any Environmental Laws or relating to Hazardous Materials, except for indemnity or similar provisions contained in Parent Contracts that were entered into in the ordinary course of Parent's business.

     4.20 Labor Matters. Except as would not be material to the HDD Business, there are no controversies pending or, to the knowledge of Parent, threatened, between Parent or any of its Subsidiaries and any of their respective employees. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent or its Subsidiaries nor does Parent know of any activities or proceedings of any labor union to organize any such employees. As of the date of this Agreement, Parent has no knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Parent or any of its Subsidiaries.

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     4.21  Agreements, Contracts and Commitments.

        (a) Except as would not be material to the HDD Business, neither Parent nor any of its Subsidiaries is a party to or is bound by:

           (i) any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of the Board of Directors of Parent, other than those that are terminable by Parent or any of its Subsidiaries on no more than thirty (30) days' notice without Liability or financial obligation to Parent;

           (ii) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

           (iii) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of products or services in the ordinary course of business;

           (iv) any agreement, contract or commitment containing any covenant limiting in any respect the right of Parent or any of its Subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

           (v) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Parent or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Parent has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than its Subsidiaries; or

           (vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit.

        (b) Neither Parent nor any of its Subsidiaries, nor to the knowledge of Parent any other party to a Parent Contract (as defined below), is in breach, violation or default under, and neither Parent nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound that are required to be disclosed in the Parent Schedules pursuant to this Agreement (any such agreements, contracts or commitments are "PARENT CONTRACTS") in such a manner as would permit any other party to cancel or terminate any such Parent Contract, or would permit any other party to seek material damages or other material remedies (for any of such breaches, violations or defaults, or all of them in the aggregate).

     4.22 Registration Statement; Proxy Statement; Other Filings. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 6.1 hereof) will at the time it is declared or ordered effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) the Proxy Statement (as defined in Section 6.1 hereof) shall not, on the date the Proxy Statement is first mailed to the stockholders of Parent and the stockholders of Company, at the time of the Parent Stockholders' Meeting (as defined in Section 6.1 of this Agreement) or the Company Stockholders' Meeting (as defined in Section 6.1 of this Agreement) and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders' Meeting or the Company Stockholders' Meeting which has become false or misleading. The

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Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder that are applicable by reason of the Proxy Statement constituting a proxy statement of Parent. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

     4.23 Board Approval. The Board of Directors of Parent has, as of the date of this Agreement, made the determinations set forth in the fifth recital to this Agreement.

     4.24 State Takeover Statutes. The Board of Directors of Parent has approved the Merger, this Agreement, the Parent Related Agreements and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger, the Redemption, this Agreement, the Parent Related Agreements and the transactions contemplated hereby and thereby the provisions of Section 203 of Delaware Law to the extent, if any, such section is applicable to the Merger, the Redemption, this Agreement, the Parent Related Agreements and the transactions contemplated hereby and thereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, the Redemption, this Agreement, the Parent Related Agreements or the transactions contemplated hereby and thereby.

     4.25 Fairness Opinion. Parent has received a written opinion from Lehman Brothers, dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to the holders of HDD Common Stock from a financial point of view and has delivered to Company a copy of such opinion.

                                   ARTICLE V
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     5.1 Conduct of Business. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to its terms or the Effective Time, except (i) in the case of Company as provided in Article V of the Company Schedules and in the case of Parent as provided in Article V of the Parent Schedules; or (ii) to the extent that the other party shall otherwise consent in writing, Company (which for the purposes of this Article V shall include Company and each of its Subsidiaries) and Parent (which for the purposes of this Article V shall include Parent and each of its Subsidiaries) shall (a) carry on its business diligently and in accordance with good commercial practices and in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Laws, (b) pay its debts and Taxes when due (unless being contested or disputed in good faith), (c) pay or perform other material obligations when due, (d) keep in force all insurance policies relating to the HDD Business and (e) use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, landlords, creditors, employees and others with which it has business dealings. In furtherance of the foregoing and subject to applicable Law, Company and Parent shall confer, as promptly as practicable, prior to taking any material actions or making any material management decisions with respect to the conduct of the HDD Business during the foregoing period.

     5.2  Restricted Conduct. Except (i) in the case of Company, as provided in
Article V of the Company Schedules; and (ii) in the case of Parent or Spinco, as provided in Article V of the Parent Schedules, or as provided in this Agreement, none of Company, Parent or Spinco shall do any of the following, and none of Company, Parent or Spinco shall permit its Subsidiaries to do any of the following, without the prior written consent of the other party hereto (provided, however, that subparagraphs (a), (b), (d), (e), (f), (g), (h), (i) and (j) shall only apply to the HDD Business and its employees and Spinco):

        (a) except as required by applicable Law or pursuant to the terms of a Company Plan or a Parent Plan, as the case may be, in effect as of the date hereof, waive any stock repurchase rights,

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accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options, granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

        (b) grant any severance or termination pay to any director, officer or employee, except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other party hereto, or adopt any new severance plan or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

        (c) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property or the Parent Intellectual Property, as the case may be, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

        (d) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

        (e) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its Subsidiaries, or Parent or its Subsidiaries, as the case may be, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

        (f) issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any kind or character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Company Common Stock or Parent Common Stock, as the case may be, pursuant to the exercise of stock options therefor outstanding on the date hereof; (ii) the granting of options to purchase shares of Company Common Stock or Parent Common Stock, as the case may be, to be granted at fair market value in the ordinary course of business, consistent with past practice (as to recipients, amounts and vesting); (iii) shares of Company Common Stock or Parent Common Stock, as the case may be, issuable upon the exercise of the options referred to in clause (ii); and (iv) shares of Company Common Stock or Parent Common Stock, as the case may be, issuable to participants in Parent's 1999 Employee Stock Purchase Plan (the "PARENT ESPP") or the Company 1998 Employee Stock Purchase Plan (the "COMPANY ESPP") consistent with the terms thereof;

        (g) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Company or Parent, as the case may be, or enter into any joint ventures, strategic partnerships or alliances, other than in the ordinary course of business consistent with past practice;

        (h) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

        (i) incur any indebtedness or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company or Parent, as the case may be, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, other than (i) in connection with the financing of ordinary course trade payables consistent with past practice; or (ii) pursuant to existing credit facilities in the ordinary course of business;

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        (j) adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan other than routine amendments in the ordinary course and consistent with past practices, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee other than in the ordinary course of business consistent with past practices, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

        (k) revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

        (l) engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code, whether or not otherwise permitted by the terms of this Article V;

        (m) sell, dispose of or license any of the HDD Assets to any person, except Inventory in the ordinary course of business, or mortgage, pledge, subject to a Lien, grant a security interest in or otherwise encumber any of the HDD Assets;

        (n) change accounting methods or practices relating to or affecting the HDD Assets, the HDD Liabilities or the HDD Business (including, without limitation, methods and practices relating to the internal allocation of assets and liabilities as between the HDD Business and Parent's DLT & Storage Systems Group);

        (o) amend, terminate or waive any rights under any contract of Parent relating to the HDD Business, except in the ordinary course of the HDD Business consistent with past practices; or

        (p) agree in writing or otherwise to take any of the actions described in Section 5.1 through Section 5.2(p), inclusive.

                                   ARTICLE VI
                             ADDITIONAL AGREEMENTS

     6.1  Proxy Statement/Prospectus; Registration Statement.

        (a) As promptly as practicable after the execution of this Agreement,
(i) Company and Parent shall prepare and file with the SEC a joint proxy statement (the "PROXY STATEMENT") to be sent to the stockholders of Company and the stockholders of Parent in connection with the meeting of the stockholders of Company to consider the approval of the Company Stockholder Proposal (the "COMPANY STOCKHOLDERS' MEETING") and in connection with the meeting of the stockholders of Parent to consider the approval of the Parent Stockholder Proposal (the "PARENT STOCKHOLDERS' MEETING"), and (ii) Company shall prepare and file with the SEC a registration statement on Form S-4 (the "REGISTRATION STATEMENT"), in which the Proxy Statement will be included as a prospectus, to register under the Securities Act the issuance of shares of Company Common Stock in connection with the Merger. Each of Company and Parent shall respond to any comments of the SEC, use its respective commercially reasonable efforts to have the Registration Statement declared or ordered effective under the Securities Act as promptly as practicable after such filing, and cause the Proxy Statement to be mailed to its respective stockholders at the earliest practicable time. As promptly as practicable after the date hereof, Company and Parent shall prepare and file any other filings required under the Exchange Act or the Securities Act. Each party hereto shall notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information, and shall supply the other party or parties hereto with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Registration Statement. Each party hereto shall comply in all material respects with all requirements of Law applicable to such

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party in connection with the Proxy Statement and the Registration Statement.
Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, Company or Parent, as the case may be, shall promptly inform the other party hereto of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Company or stockholders of Parent, such amendment or supplement. As promptly as practicable after the Registration Statement shall have become effective, each of Parent and Company shall mail the Proxy Statement to their respective stockholders.

        (b) Subject to Section 6.2(c) and Section 6.2(d) hereof, the Proxy Statement shall also include the recommendations of (i) the Board of Directors of Company in favor of approval of the Company Stockholder Proposal, and (ii) the Board of Directors of Parent in favor of approval of the Parent Stockholder Proposal.

     6.2  Meetings of Stockholders.

        (a) Company shall take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Company Stockholders' Meeting, to be held as promptly as practicable after the Registration Statement is declared effected under the Securities Act, for the purpose of voting upon the approval of the Company Stockholder Proposal and shall use its commercially reasonable efforts to convene and hold the Company Stockholders' Meeting on the same day and at the same time as the Parent Stockholders' Meeting. Parent shall take all action necessary in accordance with Delaware Law, the Restated Certificate of Incorporation and its Bylaws to convene the Parent Stockholders' Meeting, to be held as promptly as practicable after the Registration Statement is declared effected under the Securities Act, for the purpose of voting upon the approval of the Parent Stockholder Proposal and shall use its commercially reasonable efforts to hold the Parent Stockholders' Meeting on the same day and at the same time as the Company Stockholders' Meeting. Subject to Section 6.2(c) and Section 6.2(d) hereof, Parent and Company shall each use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the Company Stockholder Proposal, in the case of Company, and in favor of the approval of the Parent Stockholder Proposal, in the case of Parent, and shall take all other action necessary or advisable to secure the Company Requisite Vote, in the case of Company's stockholders, and the Parent Requisite Vote, in the case of Parent's stockholders, in each case as required by Delaware Law and all other applicable legal requirements (including, without limitation, the rules of Nasdaq, in the case of Company, and the rules of the New York Stock Exchange, in the case of Parent).

        (b) Subject to Section 6.2(c) and Section 6.2(d) hereof: (i) the Board of Directors of Company shall recommend that the stockholders of Company vote in favor of approval of the Company Stockholder Proposal at the Company Stockholders' Meeting, and the Board of Directors of Parent shall recommend that the stockholders of Parent vote in favor of the approval of the Parent Stockholder Proposal at the Parent Stockholders' Meeting; (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of Company has recommended that the stockholders of Company vote in favor of approval of the Company Stockholder Proposal at the Company Stockholders' Meeting, and a statement to the effect that the Board of Directors of Parent has recommended that the stockholders of Parent vote in favor of the approval of the Parent Stockholder Proposal at the Parent Stockholders' Meeting; and (iii) neither Board of Directors, nor any committee thereof, shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to the other party hereto, its respective recommendation.

        (c) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying its recommendation in favor of approval of the Company Stockholder Proposal by the stockholders of Company if
(i) a Company Superior Offer (as defined below) is made to Company and is not withdrawn; (ii) neither Company nor any of its representatives shall have violated any of the restrictions set forth in Section 6.4(a) hereof; and (iii) the Board of Directors of Company concludes in good faith, after consultation with its legal counsel, that, in light of such Company Superior Offer, the withholding,

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withdrawal, amendment or modification of such recommendation is necessary in order for the Board of Directors of Company to comply with its fiduciary obligations to the stockholders of Company under applicable Law. Nothing contained in this Section 6.2(c) shall limit Company's obligation to convene and hold the Company Stockholders' Meeting (regardless of whether the recommendation of the Board of Directors of Company shall have been withdrawn, amended or modified). For purposes of this Agreement, "COMPANY SUPERIOR OFFER" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company, pursuant to which the stockholders of Company immediately preceding such transaction hold less than fifty percent (50%) of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of fifty percent (50%) of the fair market value of Company's assets immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of Company, in each case on terms that the Board of Directors of Company determines, in its reasonable judgment (after consultation with its financial advisor) to be more favorable to the Company stockholders from a financial point of view than the terms of the Merger; provided, however, that no such offer shall be deemed to be a Company Superior Offer if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the good faith judgment of the Board of Directors of Company to be obtained by such third party on a timely basis.

        (d) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall prevent the Board of Directors of Parent from withholding, withdrawing, amending or modifying its recommendation in favor of the adoption and approval of this Agreement and the approval of the Merger by the stockholders of Parent if (i) a Parent Superior Offer (as defined below) is made to Parent and is not withdrawn; (ii) neither Parent nor any of its representatives shall have violated any of the restrictions set forth in Section 6.4(b) hereof; and (iii) the Board of Directors of Parent concludes in good faith, after consultation with its legal counsel, that, in light of such Parent Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is necessary in order for the Board of Directors of Parent to comply with its fiduciary obligations to the stockholders of Parent under applicable Law. Nothing contained in this Section 6.2(d) shall limit Parent's obligation to convene and hold the Parent Stockholders' Meeting (regardless of whether the recommendation of the Board of Directors of Parent shall have been withdrawn, amended or modified). For purposes of this Agreement, "PARENT SUPERIOR OFFER" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent, pursuant to which the holders of HDD Common Stock immediately preceding such transaction hold less than fifty percent (50%) of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Parent of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of fifty percent (50%) of the fair market value of assets that would have been part of the HDD Business and transferred to Spinco if the Separation had taken place; or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Parent), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding HDD Common Stock, in each case on terms that the Board of Directors of Parent determines, in its reasonable judgment (after consultation with its financial advisor) to be more favorable to the Parent stockholders than the terms of the Merger; provided, however, that no such offer shall be deemed to be a Parent Superior Offer if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely, in the good faith judgment of the Board of Directors of Parent, to be obtained by such third party on a timely basis.

        (e) Nothing in this Agreement shall prohibit the Company, Parent or their respective Boards of Directors from complying with Rule 14-2 and Rule 14d-9 promulgated under the Securities Exchange Act with respect to a tender or exchange offer made by a third party for any or their respective securities.

     6.3  Access to Information; Confidentiality.

        (a) Each party hereto shall afford the other party hereto and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of the other party hereto during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party, as the other party hereto may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereto to consummate the Merger or the other transactions contemplated hereby.

        (b) The parties acknowledge that Company and Parent have previously executed a Confidentiality Agreement, dated August 14, 2000 (the
"CONFIDENTIALITY AGREEMENT"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

     6.4  No Solicitation.

        (a) Restrictions on Company.

           (i) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to its terms or the Effective Time, Company and its Subsidiaries shall not, nor shall they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly (A) solicit, initiate, encourage or induce the making, submission or announcement of any Company Acquisition Proposal (as defined in Section 6.4(a)(ii) hereof); (B) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Company Acquisition Proposal or relating to any Company Acquisition Transaction; (C) engage in discussions with any person with respect to any Company Acquisition Proposal; (D) subject to Section 6.2(c) hereof, approve, endorse or recommend any Company Acquisition Proposal; or (E) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Company Acquisition Transaction (as defined in Section 6.4(a)(ii) hereof); provided, however, that until the date on which this Agreement is approved and adopted by the Company Requisite Vote, this Section 6.4(a) shall not prohibit Company from furnishing nonpublic information regarding Company and its Subsidiaries to, entering into a confidentiality agreement or discussions or negotiations with, any person or group in response to a Company Superior Offer submitted by such person or group (and not withdrawn) if (w) neither Company nor any representative of Company and its Subsidiaries shall have violated any of the restrictions set forth in this
Section 6.4(a); (x) the Board of Directors of Company concludes in good faith, after consultation with its legal counsel, that such action is necessary in order for the Board of Directors of Company to comply with its fiduciary obligations to the stockholders of Company under applicable Law; (y) (1) at least forty-eight (48) hours prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, Company gives Parent written notice of the identity of such person or group and of Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group, and (2) Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Company and containing terms no less favorable to the disclosing party than the terms of the Confidentiality Agreement; and (z) contemporaneously with furnishing any such nonpublic information to such person or group, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent). Company and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Company Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 6.4(a), any officer or director of Company or any of its Subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.4(a) by Company. In addition to the foregoing, Company shall (i) provide Parent with at least forty-eight (48) hours' prior notice (or such lesser prior notice as provided to the members of the Board of Directors of Company but in no event less than eight
(8) hours) of any meeting of the Board of Directors of Company at which the Board of Directors of Company is reasonably expected to consider a Company Superior Offer, and (ii) provide Parent with at least forty-eight (48) hours' prior written notice of a meeting of the Board of Directors of Company at which the Board of Directors of Company is reasonably expected to recommend a Company Superior Offer to its stockholders and together with such notice a copy of the definitive documentation relating to such Company Superior Offer.

           (ii) For all purposes of and under this Agreement, "COMPANY ACQUISITION PROPOSAL" means any offer or proposal (other than an offer or proposal by Parent) relating to any Company Acquisition Transaction. For all the purposes of and under this Agreement, "COMPANY ACQUISITION TRANSACTION" means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) any acquisition or purchase from Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of fifty percent (50%) or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) beneficially owning fifteen percent (15%) or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of fifteen percent (15%) or more of the assets of Company; or (C) any liquidation or dissolution of Company.

           (iii) In addition to the obligations of Company set forth in Section 6.4(a)(i) hereof, as promptly as practicable, and in any event within twenty-four (24) hours, Company shall advise Parent orally and in writing of any request received by Company for non-public information which Company reasonably believes could lead to a Company Acquisition Proposal or of any Company Acquisition Proposal, the material terms and conditions of such request or Company Acquisition Proposal, and the identity of the person or group making any such request or Company Acquisition Proposal. Company shall keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request or Company Acquisition Proposal.

        (b) Restrictions on Parent.

           (i) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to its terms or the Effective Time, Parent and its Subsidiaries shall not, nor shall they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly (A) solicit, initiate, encourage or induce the making, submission or announcement of any Parent Acquisition Proposal (as defined in Section 6.4(b)(ii) hereof); (B) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Parent Acquisition Proposal or relating to any Parent Acquisition Transaction; (C) engage in discussions with any person with respect to any Parent Acquisition Proposal; (D) subject to Section 6.2(d) hereof, approve, endorse or recommend any Parent Acquisition Proposal; or (E) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Parent Acquisition

Transaction (as defined in Section 6.4(b)(ii) hereof); provided, however, until the date on which this Agreement is approved and adopted by the Parent Requisite Vote, this Section 6.4(b) shall not prohibit Parent from furnishing nonpublic information regarding Parent and its Subsidiaries to, entering into a confidentiality agreement or into discussions or negotiations with, any person or group in response to a Parent Superior Offer submitted by such person or group (and not withdrawn) if (w) neither Parent nor any representative of Parent and its Subsidiaries shall have violated any of the restrictions set forth in this Section 6.4(b); (x) the Board of Directors of Parent concludes in good faith, after consultation with its legal counsel, that such action is advisable in order for the Board of Directors of Parent to comply with its fiduciary obligations to the stockholders of Parent under applicable Law; (y) (1) at least forty-eight (48) hours prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, Parent gives Company written notice of the identity of such person or group and of Parent's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group, and (2) Parent receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Parent and containing terms no less favorable to the disclosing party than the terms of the Confidentiality Agreement; and (z) contemporaneously with furnishing any such nonpublic information to such person or group, Parent furnishes such nonpublic information to Company (to the extent such nonpublic information has not been previously furnished by Parent to Company). Parent and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Parent Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 6.4(b) by any officer or director of Parent or any of its Subsidiaries or any investment banker, attorney or other advisor or representative of Parent or any of its Subsidiaries shall be deemed to be a breach of this Section 6.4(b) by Parent. In addition to the foregoing, Parent shall (i) provide Company with at least forty eight (48) hours' prior notice (or such lesser prior notice as provided to the members of the Board of Directors of Parent but in no event less than eight (8) hours) of any meeting of the Board of Directors of Parent at which the Board of Directors of Parent is reasonably expected to consider a Parent Superior Offer; and (ii) provide Company with at least forty-eight (48) hours' prior written notice of a meeting of the Board of Directors of Parent at which the Board of Directors of Parent is reasonably expected to recommend a Parent Superior Offer to its stockholders and together with such notice a copy of the definitive documentation relating to such Parent Superior Offer.

           (ii) For all purposes of and under this Agreement, "PARENT ACQUISITION PROPOSAL" means any offer or proposal (other than an offer or proposal by Company) relating to any Parent Acquisition Transaction. For all the purposes of and under this Agreement, "PARENT ACQUISITION TRANSACTION" means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) any acquisition or purchase from Parent by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of fifteen percent (15%) or more in interest of the total outstanding HDD Common Stock of Parent or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) beneficially owning fifteen percent (15%) or more in interest of the total outstanding HDD Common Stock of Parent or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Parent pursuant to which the aggregate percentage equity interest in the surviving or resulting entity of such transaction held by the former holders of HDD Common Stock represents 50% or less of the aggregate equity interest in Parent represented by their shares of HDD Common Stock immediately before the transaction; or (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of fifteen percent (15%) or more of the HDD Business assets.

           (iii) In addition to the obligations of Parent set forth in Section 6.4(b)(i), as promptly as practicable, and in any event within twenty-four (24) hours, Parent shall advise Company orally and in writing of any request received by Parent for non-public information which Parent reasonably believes could lead to a Parent Acquisition Proposal or of any Parent Acquisition Proposal, the material terms and
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

conditions of such request or Parent Acquisition Proposal and the identity of the person or group making any such request or Parent Acquisition Proposal.

     6.5 Public Disclosure. Parent and Company shall consult with each other and agree before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement, a Company Acquisition Proposal or a Parent Acquisition Proposal and shall not issue any such press release or make any such public statement prior to such agreement, except as may be required by applicable Law or any listing agreement with a national securities exchange or Nasdaq in which case reasonable efforts to consult with the other party hereto shall be made prior to such release or public statement; provided, however, that no such consultation or agreement shall be required if, prior to the date of such release or public statement, either party hereto shall have withheld, withdrawn, amended or modified its recommendation in favor of the transactions contemplated hereby.

     6.6 Requirements of Law. Each of Parent, Spinco and Company shall take all commercially reasonable actions necessary or desirable to comply promptly with all requirements of Law which may be imposed on them with respect to the consummation of the Merger or any other transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Authority, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to each other and any third party necessary in connection with any such requirements imposed upon any of them or their respective Subsidiaries in connection with the consummation of the Merger or any other transactions contemplated by this Agreement. Company shall use its commercially reasonable efforts to take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of Company Common Stock in connection with the Merger. Parent shall use its commercially reasonable efforts to assist Company as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Company Common Stock in connection with the Merger.

     6.7 Third Party Consents. As soon as practicable following the date hereof, Parent, Spinco and Company shall each use its commercially reasonable efforts to obtain all material consents, waivers and approvals under any of its or its Subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the Merger, the Separation, the Redemption and other transactions contemplated by this Agreement and to permit the Surviving Corporation to operate the HDD Business under the ownership of Company following the Effective Time.

     6.8 Notification of Certain Matters. Parent and Spinco shall give prompt notice to Company, and Company shall give prompt notice to Parent, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Effective Time, such that the conditions set forth in
Section 7.2(a) or Section 7.3(a) hereof, as the case may be, would not be satisfied as a result thereof; or (ii) any material failure of Parent and Spinco or Company as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 6.8 shall not limit or otherwise affect the remedies available hereunder to the party hereto receiving such notice.

     6.9 Further Assurances. Subject to the respective rights and obligations of Parent, Spinco and Company under this Agreement, each of the parties hereto shall use its commercially reasonable efforts to effectuate the Merger, the Separation, the Redemption and the other transactions contemplated hereby, and to fulfill and cause to be fulfilled the conditions to the other parties' obligations to proceed with the closing under this Agreement. Each party hereto agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements, to supplement the respective forms of each of the Separation Documents and to give such further written assurances, as may be reasonably requested by any other party to better evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intent and purposes of this Agreement.

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

     6.10  Stock Options and Restricted Stock; Parent ESPP.

        (a) Outstanding HDD & DSS Options and Restricted Stock. The Parent Stock Options covering shares of HDD Common Stock that are outstanding as of the Redemption Date shall be referred to herein as "OUTSTANDING HDD OPTIONS." The Parent Stock Options covering shares of DSS Common Stock that are outstanding as of the Redemption Date shall be referred to herein as "OUTSTANDING DSS OPTIONS." Restricted Stock covering shares of HDD Common Stock as of the Redemption Date shall be referred to herein as "HDD RESTRICTED STOCK." Restricted Stock covering shares of DSS Common Stock as of the Redemption Date shall be referred to herein as "DSS RESTRICTED STOCK."

        (b) Spinco Assumption of Outstanding HDD Options and Restricted Stock Held by Transferred Employees, Former Parent Service Providers and Other Individuals Holding Vested HDD Restricted Stock. In the Redemption, (i) all Outstanding HDD Options and HDD Restricted Stock held by Transferred Employees, whether or not vested; (ii) all vested Outstanding HDD Options and HDD Restricted Stock held by Former Parent Service Providers; and (iii) all vested HDD Restricted Stock held by other individuals shall be assumed by Spinco ("OTHER HDD RESTRICTED STOCKHOLDERS"). Each Outstanding HDD Option and share of HDD Restricted Stock so assumed by Spinco under this Agreement shall continue to have, and be subject to, the same terms and conditions of such options and restricted stock agreements immediately prior to the Redemption Date (including, without limitation, any repurchase rights or post-termination exercise provisions), and shall cover the same number of shares of Spinco Common Stock, at the same per share exercise price, as the number of shares of HDD Common Stock covered by the option or subject to the HDD Restricted Stock award prior to the assumption. Such assumed options shall be referred to herein as "SPINCO OPTIONS." Such assumed HDD Restricted Stock shall be referred to herein as "SPINCO RESTRICTED STOCK."

        (c) Company Assumption of Spinco Options and Spinco Restricted Stock Held by Transferred Employees, Former Parent Service Providers and Other HDD Restricted Stockholders. At the Effective Time, (i) all Spinco Options and Spinco Restricted Stock held by Transferred Employees, whether or not vested;
(ii) all vested Spinco Options and vested Spinco Restricted Stock held by Former Parent Service Providers; and (iii) all vested Spinco Restricted Stock held by Other HDD Restricted Stockholders shall be assumed by Company. Each Spinco Option and share of Spinco Restricted Stock so assumed by Company under this Agreement shall continue to have, and be subject to, the same terms and conditions of such options and restricted stock agreements immediately prior to the Effective Time (including, without limitation, any repurchase rights, or post-termination exercise provisions), except that (i) for purposes of determining vesting, continuous service shall include service for Parent immediately prior to the Effective Time and service with Company from and after the Effective Time; (ii) each Spinco Option shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of Company Common Stock equal to the product obtained by multiplying (x) the number of shares of Spinco Common Stock that were issuable upon exercise of such Spinco Option immediately prior to the Effective Time; by (y) the Exchange Ratio, rounded down to the nearest whole number of shares of Company Common Stock, (iii) the per share exercise price for the shares of Spinco Common Stock issuable upon exercise of such assumed Spinco Option shall be equal to the quotient determined by dividing (x) the exercise price per share of Spinco Common Stock at which such Spinco Option was exercisable immediately prior to the Effective Time, by (y) the Exchange Ratio, rounded up to the nearest whole cent; and (iv) each share of Spinco Restricted Stock shall be converted into that number of whole shares of Company Common Stock equal to the product obtained by multiplying (x) the number of shares of Spinco Common Stock subject to the Spinco Restricted Stock, by (y) the Exchange Ratio, rounded down to the nearest whole number of shares of Company Common Stock.

        (d) Treatment of Outstanding DSS Options Held by Transferred
Employees. At the Effective Time (i) Transferred Employees holding Outstanding DSS Options vested as of such date shall have the post-termination exercise period as set forth in relevant provisions of the applicable stock option agreement to exercise such vested Outstanding DSS Options after which such vested Outstanding DSS Options shall terminate and be without further force and effect; and (ii) Outstanding DSS Options that are unvested as of such date shall be converted into shares of DSS restricted stock with a per share purchase price equal to par value (the "CONVERTED DSS RESTRICTED STOCK"). The conversion formula for the Converted DSS Restricted Stock shall be determined by Parent, but shall confer an economic value at least equal to the option spread at the time of conversion. The Converted DSS Restricted Stock shall vest as to fifty percent (50%) of the shares upon the earlier of (i) three (3) months following the Effective Time, subject to the optionee's continued employment or consulting relationship with the Company or its affiliates through such vesting date; or
(ii) upon the optionee's involuntary termination other than for Cause, death or Disability or upon his or her voluntary termination for Good Reason, as such terms are defined in the applicable restricted stock agreement. The remaining fifty percent (50%) of the Converted DSS Restricted Stock shall vest ratably each month over the succeeding nine (9) month period, subject to the optionee's continued employment or consulting relationship with the Company or its affiliates through such monthly vesting dates, so as to be 100% vested one (1) year following the Effective Time.

        (e) Outstanding HDD Options and Unvested HDD Restricted Stock Held by Individuals Other than Transferred Employees and Former Parent Service Providers. Outstanding HDD Options (both vested and unvested) and unvested HDD Restricted Stock held by individuals other than Transferred Employees and Former Parent Service Providers shall be converted into DSS Options and DSS Restricted Stock as determined by Parent (and consistent with the terms of the Insurance Opinion and the statement of facts provided therein).

        (f) Parent ESPP. As of the Redemption Date, Transferred Employees will cease to participate in the Parent ESPP. In accordance with the terms of the Parent ESPP, any monies set aside under such Plan that were not previously used to purchase ESPP shares shall promptly be returned to the Transferred Employees.

     6.11 Form S-8. Company agrees to file a registration statement on Form S-8 for the shares of Company Common Stock issuable with respect to assumed Parent Stock Options as soon as is reasonably practicable following the Effective Time, but in no event later than ten (10) business days following the Effective Time.

     6.12 Insurance Policy. Company and Parent shall cooperate in obtaining the Insurance Policy. Unless Parent otherwise consents in writing, the Insurance Policy shall be issued in the name of Parent, as insured, and shall include Company as a "loss payee" as its interests may appear. Company shall pay all premiums due and owing to obtain and maintain the Insurance Policy in effect.

     6.13  D&O Insurance.

        (a) For a period of six (6) years after the Effective Time, Company shall maintain in effect directors' and officers' liability insurance for any claims in connection with this Agreement and the transactions contemplated hereby (and only such claims) covering those persons who are currently covered by Parent's directors' and officers' liability insurance policy on terms comparable to those applicable to the then current directors and officers of Company; provided, however, that Company shall not be obligated to spend annually more than 150% of the annual premium most recently charged to Parent for such insurance and, if such insurance is not readily available on commercially reasonable terms within such limit, Company shall be required to obtain only such insurance as is readily available on reasonable terms within such limit; and provided, further, that Company may elect to satisfy its obligation under this Section 6.13(a) by purchasing one or more "tail" or "run-off" policies providing the required coverage for such six-year period.

        (b) The terms and provisions of this Section 6.13 are (i) intended to be for the benefit of, and shall be enforceable by, each of the persons referred to in Section 6.13(a) hereof, Parties; and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any of such persons may have by contract or otherwise.

        (c) This Section 6.13 shall survive any termination of this Agreement and the consummation of the Merger at the Effective Time, and shall be binding on all successors and assigns of Company and the Surviving Corporation.

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

     6.14 Tax-Free Reorganization/Insurance Opinion. Neither Parent nor Company shall, nor shall either permit any of its respective Subsidiaries to, take or cause to be taken any action that would reasonably be expected to disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code or would make any certification or representation or warranty given by either party to the issuer of the Insurance Opinion and referenced in the Insurance Opinion untrue or incorrect in any material respect.

     6.15 Nasdaq Listing. Company shall authorize for listing on Nasdaq National Market the shares of Company Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

     6.16  Regulatory Filings; Commercially Reasonable Efforts.

        (a) As soon as reasonably practicable after the date of this Agreement, Company and Parent each shall file with the FTC and the Antitrust Division of the DOJ, Notification and Report Forms relating to the Merger and any other transactions contemplated by this Agreement as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction, as agreed to by the parties hereto. Company and Parent each shall promptly (i) supply the other with any information which may be required in order to effectuate such filings; and
(ii) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate. Each of Company and Parent shall use all commercially reasonable efforts to cause the early termination or expiration of the waiting periods applicable to all such filings as soon as reasonably practicable.

        (b) Each of Company and Parent shall use all commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of Company and Parent shall cooperate and use all commercially reasonable efforts vigorously to contest and resist any such Action.

     6.17 Separation Agreements. The parties will use all commercially reasonable efforts to execute all agreements relating to the Separation in substantially the forms attached hereto as Schedules 1 through 6.

     6.18  Employee Matters.

        (a) Transferred Employees. Non-Transferred Employees. Within twenty (20) days prior to the Company Stockholders' Meeting, Parent shall provide to Company a list of all corporate employees providing services to the HDD Business (the "CORPORATE HDD EMPLOYEES") and all other employees primarily engaged in the HDD Business up to a maximum of 2,600 individuals (the "NON-CORPORATE HDD EMPLOYEES"). Commencing not later than thirty (30) days prior to the Redemption Date, Company shall notify Parent of the names of the Non-Corporate HDD Employees and Corporate HDD Employees to whom Company (in its sole discretion) and Spinco shall make written offers of employment (the "SPINCO OFFEREES"). Spinco and the Company agree to hire the Spinco Offerees who accept their offer of employment in writing. The Company agrees to hire, or be responsible for the Approved Severance Costs (as provided in Section 6.18(b) below) of the Non-Corporate HDD Employees and 535 Corporate HDD Employees provided that such Corporate HDD Employees shall be identified by the Company in its sole discretion ("IDENTIFIED CORPORATE HDD EMPLOYEES"). Parent agrees to use commercially reasonable efforts to assist the Company and Spinco with the delivery of written offers of employment. Spinco Offerees and Identified Corporate HDD Employees who accept their employment offers in writing and commence work with Spinco or the Company pursuant to such offers shall be referred to herein as "TRANSFERRED EMPLOYEES." All other Non-Corporate HDD Employees and Identified Corporate HDD Employees shall be referred to herein as "NON-TRANSFERRED EMPLOYEES."

        (b) Certain Terminations of Employment of Non-Transferred Employees. In the event that any Non-Transferred Employee is terminated by Parent primarily because of the transaction contemplated by
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this Agreement within thirty (30) days prior to the Effective Time but after the signing of this Agreement, or in the case of any Non-Transferred Employee who is terminated within nine (9) months after the Effective Time (the "DISCHARGE PERIOD"), then the Company shall be responsible for severance costs payable pursuant to the severance policy agreed to by Parent and Company and attached as
Schedule 6.18(b) of the Parent Schedules (the "APPROVED SEVERANCE COSTS") for such employee, provided, however, that the aggregate number of Identified Corporate HDD Employees for whom Company has responsibility to pay Approved Severance Costs shall not exceed 535 less the number of Identified Corporate HDD Employees who are Transferred Employees. Parent shall disclose to the Company the Non-Transferred Employees terminated or to be terminated within the Discharge Period prior to the Effective Time. Parent shall withhold an amount equal to the Approved Severance Costs from the monies otherwise transferable to Spinco pursuant to the transfer of the HDD Business as specified in Section 2.1 hereof to pay for such Approved Severance Costs (the "SEVERANCE RESERVE"). Following the Discharge Period, Parent shall provide the Company with a final accounting of the Approved Severance Costs associated with terminations of employment of the Non-Transferred Employees (the "ACTUAL SEVERANCE"). Parent shall issue a check or an invoice to the Company for the difference (including interest at 6.20%), if any, between the Severance Reserve and the Actual Severance. Company agrees to pay Parent for fifty percent (50%) (one hundred percent (100%) for Messrs. Gannon and Shoquist) of the severance costs, up to the maximum Company payment reflected on Parent Schedule 6.18(b), associated with the termination of employment of those members of Parent's senior management team as agreed to and set forth on Parent Schedule 6.18(b) ("IDENTIFIED SENIOR MANAGEMENT") that arise primarily due to the transactions contemplated by this Agreement and which termination occurs within 9 months following the Effective Time. Notwithstanding the foregoing, in the event any member of Identified Senior Management (i) becomes employed by Company within the Discharge Period, or (ii) rejects a Company employment offer within the Discharge Period for a position with comparable pay and within forty (40) miles of such member's current office location, the Company will not be required to pay Parent for severance costs associated with such person. Except for the Approved Severance Costs and except as otherwise specified in this Agreement, the Company is not responsible or liable for any claim for severance benefits or other cash or equity compensation under any severance plan, program, policy or arrangement maintained by Parent or agreement covering severance or change of control benefits between Parent and any individual providing services to Parent.

        (c) Liability for Terminated Employees. Parent shall be responsible and assume all liability for all notices, benefits or payments (other than those required to be paid by the Company pursuant to Section 6.18(b) above) due to any Non-Transferred Employees, and all notices, payments, fines or assessments due to any government authority, pursuant to any applicable foreign, federal, state or local law, common law, statute, rule or regulation with respect to the employment, discharge or layoff of employees by Parent prior to the Effective Date, including but not limited to the Worker Adjustment and Retraining Notification Act and COBRA and any rules or regulations thereunder. Such severance benefits shall be made consistent with the severance methodology for such individuals discussed with the Company prior to the signing of this Agreement. The Company and Spinco shall be responsible and assume all liability for all notices, benefits or payments due to any Transferred Employees, and all notices, payments, fines or assessments due to any government authority, pursuant to any applicable foreign, federal, state or local law, common law, statute, rule or regulation with respect to the employment, discharge or layoff of employees by the Company or Spinco after the Effective Time, including but not limited to the Worker Adjustment and Retraining Notification Act and COBRA and any rules or regulations thereunder.

        (d) 401(k) Plan-to-Plan Transfer. Parent and Company each covenant and agree, as soon as administratively feasible following the Effective Time, as follows: (i) to facilitate a plan-to-plan transfer of the account balances of Transferred Employees in Parent's 401(k) plan; (ii) Parent agrees to provide the Company with information concerning the Transferred Employees who are participants in the Parent 401(k) Plan, including such participants' Parent 401(k) Plan account balances, vesting, outstanding loan balances, and any additional information which may be necessary in order to administer a transfer of assets; and (iii) Parent and the Company shall make reasonable efforts to take any and all actions

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necessary to accomplish the plan-to-plan transfer as soon as administratively feasible following the Effective Time.

     6.19 Affiliate Agreements. Parent will use commercially reasonably efforts to cause its Affiliates to execute and deliver agreements with the Company in a form customary for transactions of the nature of the Merger and reasonably acceptable to both parties prior to the Closing.

                                  ARTICLE VII
                            CONDITIONS TO THE MERGER

     7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or fulfillment, at or prior to the Effective Time, of the following conditions:

        (a) Stockholder Approvals. The Company Stockholder Proposal shall have been approved at the Company Stockholders' Meeting by the Company Requisite Vote and the Parent Stockholder Proposal shall have been approved at the Parent Stockholders' Meeting by the Parent Requisite Vote.

        (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective in accordance with the provisions of the Securities Act; and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued by the SEC and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

        (c) HSR Act and Comparable Laws. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated and clearance for such transactions shall have been obtained under the comparable Laws of any foreign countries where consummation of such transactions prior to such clearance would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company or Parent.

        (d) Insurance Opinion. The Insurance Opinion shall have been re-issued to Company and Parent and re-dated at and as of the Closing without any adverse qualifications or modifications.

        (e) Tax Opinions. Company and Parent shall each have received substantially identical written opinions from their counsel, Gray Cary Ware & Freidenrich LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, respectively, in form and substance reasonably satisfactory to each, to the effect that the Merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Code, and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Company or Parent does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make reasonable representations as requested by such counsel for the purpose of rendering such opinions.

        (f) Nasdaq Listing. The shares of Company Common Stock issuable to stockholders of Spinco in connection with the Merger and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

        (g) Separation and Redemption. The Separation and the Redemption shall have been consummated in accordance with the terms and provisions of the Form of Separation and Redemption Agreement attached hereto as Schedule 2.

        (h) Insurance Policy. The Insurance Policy shall have been issued and be in full force and effect.

        (i) No Orders. No Order shall be in effect and no person shall have initiated any Action seeking an Order.

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     7.2  Additional Conditions to Obligations of Company. The obligation of
Company to consummate and effect the Merger shall be subject to the satisfaction or fulfillment, at or prior to the Effective Time, of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

        (a) Representations and Warranties. (i) The representations and warranties of Parent and Spinco contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall have been true and correct as of the date of this Agreement, except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco or the HDD Business; (ii) the representations and warranties of Parent and Spinco contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall be true and correct on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except in such cases where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco; (iii) the representations, warranties and certifications of Parent incorporated by reference into the Insurance Opinion shall have been true and correct as of the date of the Insurance Opinion, and shall be true and correct on and as of the Effective Time, except in any respect that would not reasonably be expected to alter any of the conclusions set forth in the Insurance Opinion; and (iv) Company shall have received a certificate with respect to the foregoing signed on behalf of Parent and Spinco by their respective Chief Executive Officers and by the Chief Financial Officers of Parent.

        (b) Agreements and Covenants. Parent and Spinco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Company shall have received a certificate to such effect signed for on behalf of Parent and Spinco by the Chief Executive Officer and the Chief Financial Officer of Parent and Spinco, as applicable.

     7.3 Additional Conditions to the Obligations of Parent and Spinco. The obligations of Parent and Spinco to consummate and effect the Merger shall be subject to the satisfaction or fulfillment, at or prior to the Effective Time, of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

        (a) Representations and Warranties. (i) The representations and warranties of Company contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall have been true and correct as of the date of this Agreement, except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company; (ii) the representations and warranties of Company contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall be true and correct on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except in such cases where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company; (iii) the representations, warranties and certifications of Company incorporated by reference into the Insurance Opinion shall have been true and correct as of the date of the Insurance Opinion, and shall be true and correct on and as of the Effective Time, except in any respect that would not reasonably be expected to alter any of the conclusions set forth in the Insurance Opinion; and (iv) Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by its President and its Chief Financial Officer.

        (b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with

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by it on or prior to the Effective Time, and Parent shall have received a certificate to such effect signed for and on behalf of Company by the President and the Chief Financial Officer of Company.

                                  ARTICLE VIII
                       TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after adoption and approval of this Agreement and approval of the Merger by the stockholders of Parent or the approval of the issuance of shares of Company Common Stock in connection with the Merger by the stockholders of Company:

        (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

        (b) by either Company or Parent if the Merger shall not have been consummated by June 30, 2001; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

        (c) by either Company or Parent if a Governmental Authority shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

        (d) by either Company or Parent if the Company Requisite Vote is not obtained upon a vote taken on the Company Stockholder Proposal at the Company Stockholders' Meeting (or at any adjournment or postponement thereof) or the Parent Requisite Vote is not obtained upon a vote taken on the Parent Stockholder Proposal at the Parent Stockholders' Meeting (or at any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a material breach of this Agreement;

        (e) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Spinco set forth in this Agreement, or if any representation or warranty of Parent or Spinco shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) hereof would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in the representations and warranties of Parent and Spinco or breach by Parent or Spinco is curable by Parent or Spinco through the exercise of their respective commercially reasonable efforts, then Company may not terminate this Agreement pursuant to this Section 8.1(e) for thirty (30) calendar days after delivery of written notice from Company to Parent and Spinco of such breach, provided Parent and Spinco continue to exercise their respective commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this Section 8.1(e) if such breach by Parent or Spinco is cured during such thirty (30) calendar day period);

        (f) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) hereof would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement pursuant to this Section 8.1(f) for thirty (30) days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent

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may not terminate this Agreement pursuant to this Section 8.1(f) if such breach by Company is cured during such thirty (30) calendar day period);

        (g) by Parent if a Parent Triggering Event (as defined below) shall have occurred. For all purposes of and under this Agreement, a "PARENT TRIGGERING EVENT" shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of the approval of the issuance of shares of Company Common Stock in connection with the Merger; (ii) Company shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Company in favor of the approval of the issuance of shares of Company Common Stock in connection with the Merger; (iii) the Board of Directors of Company shall have failed to reaffirm its recommendation in favor of the approval of the Merger within ten
(10) business days after Parent requests in writing that such recommendation be reaffirmed at any time following the announcement of a Company Acquisition Proposal; (iv) the Board of Directors of Company or any committee thereof shall have approved or recommended any Company Acquisition Proposal; (v) Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Company Acquisition Proposal or relating to any Company Acquisition Transaction; (vi) a tender or exchange offer relating to securities of Company shall have been commenced by a person unaffiliated with Parent, and Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement that Company recommends rejection of such tender or exchange offer; or (vii) Company shall have breached the terms of Section 6.4(a) hereof; or

        (h) by Company if a Company Triggering Event (as defined below) shall have occurred. For all purposes of and under this Agreement, a "COMPANY TRIGGERING EVENT" shall be deemed to have occurred if: (i) the Board of Directors of Parent or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Company its recommendation in favor of the adoption and approval of this Agreement or the approval of the Merger; (ii) Parent shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Parent in favor of the adoption and approval of this Agreement or the approval of the Merger; (iii) the Board of Directors of Parent shall have failed to reaffirm its recommendation in favor of the adoption and approval of this Agreement and the approval of the Merger within 10 business days after Company requests in writing that such recommendation be reaffirmed at any time following the announcement of a Parent Acquisition Proposal; (iv) the Board of Directors of Parent or any committee thereof shall have approved or recommended any Parent Acquisition Proposal; (v) Parent shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Parent Acquisition Proposal or relating to any Company Acquisition Transaction; (vi) a tender or exchange offer relating to securities of Parent shall have been commenced by a person unaffiliated with Company, and Parent shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published sent or given, a statement that Parent recommends rejection of such tender or exchange offer; or
(vii) Parent shall have breached the terms of Section 6.4(b) hereof.

     8.2 Notice of Termination; Effect of Termination. Any termination of this Agreement pursuant to Section 8.1 hereof shall be effective immediately upon the delivery of written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement pursuant to Section 8.1 hereof, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 8.2, Section 8.3 and Article IX hereof, each of which shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any party hereto from Liability for any intentional breach of this Agreement.

     8.3  Fees and Expenses.

        (a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this agreement and the transactions contemplated hereby shall be paid by the party

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incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, incurred (i) in connection with the printing and filing of the Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto; and (ii) in connection with the filing of the pre-merger notification and report forms under the HSR act.

        (b) Company Payments.

           (i) Company shall pay to Parent in immediately available funds, within one (1) business day after notice of termination is delivered, an amount equal to $35 million (the "COMPANY TERMINATION FEE") if this Agreement is terminated by Parent pursuant to Section 8.1(g) hereof.

           (ii) Company shall pay Parent in immediately available funds, within two (2) business days after demand by Parent, an amount equal to the Company Termination Fee, if this Agreement is terminated by Parent or Company, as applicable, pursuant to Section 8.1(b) or Section 8.1(d) hereof as a result of the Company Stockholder Proposal not receiving the Company Requisite Vote upon the vote being taken thereon at the Company Stockholders' Meeting (or any adjournment or postponement thereof) and any of the following shall occur:

               (1) if following the date hereof and prior to the taking of such vote, a third party has publicly announced, and not publicly withdrawn, a Company Acquisition Proposal and within twelve (12) months following the termination of this Agreement a Company Acquisition (as defined below) is consummated; or

               (2) if following the date hereof and prior to the taking of such vote, a third party has publicly announced, and not publicly withdrawn, a Company Acquisition Proposal and within twelve (12) months following the termination of this Agreement Company enters into an agreement or letter of intent providing for a Company Acquisition.

           (iii) Company acknowledges that the agreements contained in this
Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would have not entered into this Agreement. Accordingly, if Company fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against Company for the amounts set forth in this Section 8.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of the Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this Section 8.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

           (iv) For the purposes of this Section 8.3, "COMPANY ACQUISITION" means any of the following transactions (other than the transactions contemplated by this Agreement): (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interest in the surviving or resulting entity of such transaction; (B) a sale or other disposition by Company of assets representing in excess of fifty percent (50%) of the aggregate fair market value of Company's assets immediately prior to such sale; or (C) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of Company.

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

        (c) Parent Payments.

           (i) Parent shall pay to Company in immediately available funds, within one (1) business day after notice of termination is delivered, an amount equal to $35 million (the "PARENT TERMINATION FEE") if this Agreement is terminated by Company pursuant to Section 8.1(h) hereof.

           (ii) Parent shall pay Company in immediately available funds, within two (2) business days after demand by Company, an amount equal to the Parent Termination Fee, if this Agreement is terminated by Company or Parent, as applicable, pursuant to Section 8.1(b) or Section 8.1(d) hereof as a result of the Parent Stockholder Proposal not receiving the Parent Requisite Vote upon the vote being taken thereon at the Parent Stockholders' Meeting (or any adjournment or postponement thereof) and any of the following shall occur:

               (1) if following the date hereof and prior to the taking of such vote, a third party has publicly announced, and not publicly withdrawn, a Parent Acquisition Proposal and within twelve (12) months following the termination of this Agreement a Parent Acquisition (as defined below) is consummated; or

               (2) if following the date hereof and prior to the taking of such vote, a third party has publicly announced, and not publicly withdrawn, a Parent Acquisition Proposal and within twelve (12) months following the termination of this Agreement Parent enters into an agreement or letter of intent providing for a Parent Acquisition.

           (iii) Parent acknowledges that the agreements contained in this
Section 8.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Company would not have entered into this Agreement. Accordingly, if Parent fails to pay in a timely manner the amounts due pursuant to this Section 8.3(c) and, in order to obtain such payment, Company makes a claim that results in a judgment against Parent for the amounts set forth in this Section 8.3(c), Parent shall pay to Company its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(c) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this Section 8.3(c) shall not be in lieu of damages incurred in the event of breach of this Agreement.

           (iv) For the purposes of this Section 8.3, "PARENT ACQUISITION" means any of the following transactions (other than the transactions contemplated by this Agreement): (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent pursuant to which the aggregate percentage equity interest in the surviving or resulting entity of such transaction held by the former holders of HDD Common Stock represents 50% or less of the aggregate equity interest in Parent represented by their shares of HDD Common Stock immediately before the transaction; (B) a sale or other disposition by Parent of assets representing in excess of fifty percent (50%) of the aggregate fair market value of assets that would have been part of the HDD Business and transferred to Spinco if the Separation had taken place; or (C) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Parent), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the HDD Common Stock then outstanding.

     8.4 Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

     8.5 Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally permitted, (i) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto; (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in

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writing signed on behalf of such party. Delay in exercising any right under this
Agreement shall not constitute a waiver of such right.

                                   ARTICLE IX
                               GENERAL PROVISIONS

     9.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Spinco contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

     9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

        (a) if to Parent or Spinco, to:

            Quantum Corporation
            500 McCarthy Blvd.
            Milpitas, CA 95035
            Attention: General Counsel
            Telephone No.: (408) 894-4000
            Facsimile No.: (408) 232-6798

            with copies to:

            Wilson Sonsini Goodrich & Rosati
            Professional Corporation
            One Market, Spear Street Tower
            Suite 3300
            San Francisco, California 94105
            Attention: Larry W. Sonsini, Esq.
                       Michael J. Kennedy, Esq.
            Telephone No.: (415) 947-2000
            Facsimile No.: (415) 947-2099

        (b) if to Company, to:

            Maxtor Corporation
            510 Cottonwood Drive
            Milpitas, CA 95035
            Attention: General Counsel
            Telephone No.: (303) 678-2050
            Facsimile No.: (303) 678-3111

            with copies to:

            Gray Cary Ware & Freidenrich
            400 Hamilton Street
            Palo Alto, California
            Attention: Diane Holt Frankle, Esq.
                       Henry Lesser, Esq.
            Telephone No.: (650) 833-2400
            Facsimile No.: (650) 327-3699

     9.3 Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity.

     9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party or parties hereto, it being understood that all parties hereto need not sign the same counterpart.

     9.5 Entire Agreement. This Agreement, the Separation Documents and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedules and the Parent Schedules (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (ii) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

     9.6 No Third Party Beneficiaries. Except as provided in Section 6.12, this Agreement is not intended to confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement.

     9.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of the provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

     9.8 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the terms of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

     9.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     9.11 WAIVER OF JURY TRIAL. EACH OF PARENT, SPINCO AND COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT,

SPINCO OR COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     9.12 Release of Merger Sub. Merger Sub is hereby forever unconditionally and irrevocably released and discharged from the Original Agreement and from all of its obligations and liabilities thereunder and shall cease for all purposes to be party to this Agreement.

     9.13 Waiver of Certain Inaccuracies. Notwithstanding any other provision of this Agreement, any failure of any of the representations and warranties made by any party in this Agreement to be true and correct in all material respects solely due to the fact that the Original Agreement provided for the merger of Merger Sub with and into Spinco whereas this Agreement contemplates the merger of Spinco with the Company (the "CHANGE IN MERGER FORM") shall not be a breach of, or constitute a failure of condition under, this Agreement, provided, at the Closing, such party shall set forth in its certificate under Section 7.2(a) or 7.3(a) (as the case may be) the respects in which its representations and warranties made in this Agreement failed to be true and correct in all material respects at the Closing solely due to the Change in Merger Form, and provided further that nothing herein shall relieve any party of its obligations under
Section 6.7 hereof.

                    [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, Parent, Spinco Company and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized, each as of the date first written above.

                                          QUANTUM CORPORATION

                                          By:  /s/ Michael A. Brown
                                          Name:  Michael A. Brown
                                          Title:  President & CEO

                                          INSULA CORPORATION

                                          By:  /s/ Michael A. Brown
                                          Name:  Michael A. Brown
                                          Title:  President & CEO

                                          MAXTOR CORPORATION

                                          By:  /s/ Michael R. Cannon
                                          Name:  Michael R. Cannon
                                          Title:  President & CEO

                                          HAWAII ACQUISITION CORPORATION

                                          By:  /s/ Michael R. Cannon
                                          Name:  Michael R. Cannon
                                          Title:  CEO

                                                                         ANNEX B

                          [SALOMON SMITH BARNEY LOGO]

October 3, 2000

Board of Directors
Maxtor Corporation
510 Cottonwood Drive
Milpitas, California 95035

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to Maxtor Corporation ("Maxtor") of the Exchange Ratio (as defined below) in connection with the Merger (as defined below) contemplated by the Agreement and Plan of Merger (the "Merger Agreement") to be entered into by Quantum Corporation ("Quantum") Insula Corporation, a wholly owned subsidiary of Quantum ("Spinco"), Hawaii Acquisition Corporation, a wholly owned subsidiary of Maxtor, and Maxtor.

     As more specifically set forth in the Merger Agreement, and subject to the terms and conditions thereof, Spinco will merge with and into Maxtor (the "Merger"), and each issued and outstanding share of the common stock, par value $0.01 per share, of Spinco (the "Spinco Common Stock") other than certain shares to be cancelled pursuant to the Merger Agreement, will be converted into the right to receive 1.52 (the "Exchange Ratio") shares of the common stock, par value $0.01 per share, of Maxtor (the "Maxtor Common Stock"). As more specifically set forth in, and subject to the terms and conditions of, the Master Separation and Redemption Agreement (the "Separation Agreement"), the General Assignment and Assumption Agreement (the "Assignment Agreement"), the Tax Sharing Agreement (the "Tax Agreement"), the Transitional Services Agreement (the "Services Agreement"), the Intellectual Property Agreement (the "Property Agreement") and the Indemnification Agreement (the "Indemnification Agreement," and together with the Merger Agreement and the other agreements referred to in this sentence, the "Agreements"), in each case to be entered into by Maxtor, Spinco and Quantum, immediately prior to the effective time of the Merger, Quantum will transfer the HDD Business (as defined in the Merger Agreement) to Spinco and in connection therewith each share of the Hard Disk Drive Group Common Stock, par value $0.01, of Quantum (the "HDD Common Stock") will be redeemed in exchange for one share of Spinco Common Stock (the transactions referred to in this sentence, the "Spin Off").

     In arriving at our opinion, we reviewed a draft of the Merger Agreement dated October 2, 2000, and drafts of the Separation Agreement, the Assignment Agreement, the Tax Agreement, the Services Agreement, the Property Agreement and the Indemnification Agreement , in each case dated October 2, 2000, and held discussions with certain senior officers, directors and other representatives and advisors of each of Maxtor, Quantum and the combined company concerning the businesses, operations and prospects of Maxtor and the HDD Business. We examined certain publicly available business and financial information relating to Maxtor and the HDD Business, as well as certain financial forecasts and other information and data for Maxtor, the HDD Business and Spinco which were provided to or otherwise discussed with us by the managements of Maxtor and Quantum, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Maxtor Common Stock and HDD Common Stock; the historical earnings and other operating data of Maxtor and the HDD Business; the projected earnings and other operating data for Maxtor and Spinco; the historical capitalization and financial condition of Maxtor and the HDD Business; and the projected capitalization and financial condition of

Maxtor and Spinco. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected that we considered relevant in evaluating the Exchange Ratio and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Maxtor and the HDD Business. We also evaluated the pro forma financial impact of the Merger on Maxtor. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us and have further relied upon the assurances of the managements of Maxtor and Quantum that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of Maxtor and Quantum that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Maxtor and Quantum as to the future financial performance of Maxtor, the HDD Business and Spinco and the strategic implications and operational benefits anticipated to result from the Merger. We express no view with respect to such forecasts and other information and data or the assumptions on which they were based. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes pursuant to Section 368 of the Code (as defined in the Merger Agreement). We have further assumed, with your consent, that the Spin Off will be treated as a tax-free reorganization for U.S. federal income tax purposes pursuant to Sections 355 of the Code. We have not independently verified that such tax treatment will be available in respect of the Merger and/or Spin Off, and we express no view with respect to the tax treatment that will be required to be applied to the Merger and Spin Off. We have further assumed, with your consent, that no indemnification payments in respect of any taxes in connection with the Merger or Spin Off will be required to made by Maxtor in excess of any insurance proceeds actually received in respect of such payments. We have assumed, with your consent, that no adjustments will be made to the Exchange Ratio. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Maxtor or the HDD Business nor have we made any physical inspection of the properties or assets of Maxtor or the HDD Business. You have advised us, and we have assumed, that the final terms of the Agreements will not vary materially from those set forth in the drafts reviewed by us. We have further assumed that the Spin Off and Merger will be consummated in a timely fashion in accordance with the terms of the Agreements without waiver of any of the conditions precedent to the Spin Off or Merger contained in the Agreements.

     Our opinion, as set forth herein, relates to the relative values of Maxtor and Spinco. We are not expressing any opinion as to what the value of the Maxtor Common Stock actually will be when issued in the Merger or the price at which Maxtor Common Stock will trade subsequent to the Merger. We were not requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Maxtor or the effect of any other transaction in which Maxtor might engage. We were not requested to consider, and our opinion does not address, any term of the Spin Off or Merger or any of the related transactions or Agreements, other than the Exchange Ratio. Our opinion necessarily is based upon information available to us and financial, stock market and other conditions and circumstances existing and disclosed to us as of the date hereof.

     Salomon Smith Barney Inc. is acting as financial advisor to Maxtor in connection with the Merger and will receive a fee for our services, a portion of which is payable only upon the consummation of the Merger. We have in the past provided and currently are providing investment banking services to Maxtor and Quantum unrelated to the Merger, for which we have received and will receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Maxtor, Spinco and Quantum for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney Inc. and its affiliates

(including Citigroup Inc. and its affiliates) may maintain relationships with Maxtor, Spinco and Quantum and their respective affiliates.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Maxtor in its evaluation of the Merger and our opinion is not intended to be and does not constitute a recommendation of the Merger to Maxtor or a recommendation to any stockholder as to how such stockholder should vote on any matters relating to the Merger.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Maxtor.

                                          Very truly yours,

                                             /s/ SALOMON SMITH BARNEY INC.
                                         SALOMON SMITH BARNEY INC.

                                                                         ANNEX C

                                LEHMAN BROTHERS

October 3, 2000

Board of Directors
Quantum Corporation
500 McCarthy Boulevard
Milpitas, CA 95035

Members of the Board:

     We understand that Quantum Corporation ("Quantum" or the "Company") proposes to reorganize itself by distributing to the holders of the Hard Disk Drive Group Common Stock, par value $0.01 per share (the "HDD Common Stock"), of the Company all of the shares of common stock of a new corporation ("Newco") to be composed of Quantum's Hard Disk Drive Group ("HDD") such that holders of HDD Common Stock will receive one share of common stock of Newco for each share of HDD Common Stock (the "Split-off"). We further understand that, immediately following the Split-off, pursuant to an Agreement and Plan of Merger dated October 3, 2000 (the "Merger Agreement") between Quantum, Newco and Maxtor Corporation ("Maxtor"), Newco will be merged with and into Maxtor and each outstanding share of common stock of Newco will be converted into 1.52 shares of common stock of Maxtor (the "Merger" and, together with the Split-off, the "Proposed Transaction"). For the purpose of this opinion, the consideration to be received by the holders of HDD Common Stock in exchange for shares of HDD Common Stock in the Proposed Transaction is deemed to consist of the shares of common stock of Maxtor to be received in the Merger (the "Exchange Ratio"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Distribution Agreement dated as of October 3, 2000 between Quantum and Newco, the Transaction Services Agreement dated as of October 3, 2000 between Quantum and Maxtor and the Merger Agreement (together, the "Agreements").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the holders of shares of HDD Common Stock of the Exchange Ratio to be offered to such holders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreements and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company, HDD and Maxtor that we believe to be relevant to our analysis, including Annual Reports on Form 10-K for the fiscal year ended December 31, 1999 and Quarterly Reports on the form 10-Q for the quarter ended June 30, 2000, (3) financial and operating information with respect to the business, operations and prospects of the Company, HDD and Newco furnished to us by the Company, (4) financial and operating information with respect to the business, operations and prospects of Maxtor furnished to us by Maxtor, (5) a trading history of the HDD Common Stock from July 26, 1999 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (6) a trading history of the Maxtor's common stock from July 26, 1999 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of HDD and Maxtor with those of other companies that we deemed relevant, (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (9) the potential pro forma impact of the Proposed Transaction on Maxtor, including the cost savings, operating synergies and strategic benefits expected by management of the Company and Maxtor to result from a combination of the businesses of HDD and Maxtor and (10) the relative contributions of HDD and Maxtor to the historical and future financial performance of the combined company on a pro forma basis. In addition, we have had discussions with the managements of the Company and Maxtor concerning the respective businesses, operations, assets, financial conditions, and prospects of HDD and Maxtor and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company and Maxtor that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of HDD and Maxtor on a stand alone basis, and the financial projections of Maxtor on a pro forma basis following consummation of the Proposed Transaction, upon advice of the Company and Maxtor we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of the Company and Maxtor as to the future financial performance of HDD and Maxtor, as the case may be, and that on a stand alone basis HDD and Maxtor would perform, and on a pro forma basis Maxtor will perform, substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or HDD and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or HDD. Upon advice of the Company and its legal advisors and with your consent, we have assumed that the Split-off shall qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code of 1986 (the "Code"), and the Merger shall qualify as a tax-free reorganization within the meaning of
Section 355(e) of the Code, and therefore that the Proposed Transaction will be a tax-free transaction for Quantum and the holders of HDD Common Stock. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     In addition, we do not express any opinion as to the prices at which shares of common stock of Maxtor will actually trade following the consummation of the Proposed Transaction and this opinion should not be viewed as providing any assurance that the market value of the shares of Maxtor Common Stock to be received by holders of HDD Common Stock pursuant to the Proposed Transaction will be in excess of the market value of the shares of HDD Common Stock owned by such stockholder at any time prior to announcement or consummation of the Proposed Transaction.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered to the holders of HDD Common Stock in the Proposed Transaction is fair to such holders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we may actively trade in the securities of the Company and Maxtor for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

                                          Very truly yours,

                                          /s/ LEHMAN BROTHERS
                                          LEHMAN BROTHERS

                                                                         ANNEX D

                              FORM OF PRE-CLOSING
               AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                              QUANTUM CORPORATION

     Quantum Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Company"), hereby certifies as follows:

     FIRST: The Board of Directors of the Company at a meeting duly called and held in accordance with the Bylaws of the Company and Section 141 of the Delaware General Corporation Law, as amended, duly adopted resolutions proposing and declaring advisable the amendment to the Restated Certificate of Incorporation of the Company as set forth below.

     SECOND: Section 2.4(f)(vi) of the Restated Certificate of Incorporation, as amended shall read in its entirety as follows:

     "If the Corporation determines to redeem shares of DSSG Stock pursuant to
Section 2.4(c) or HDDG Stock pursuant to Section 2.4(d), the Corporation shall cause notice to be given to each holder of shares of such class of Common Stock to be redeemed and to the holders of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) a statement that all shares of such class of Common Stock outstanding on the Redemption Date shall be redeemed in exchange for shares of common stock of each of the DSSG Subsidiary or of the HDDG Subsidiary, as applicable, (2) the Redemption Date, (3) the place or places where certificates for shares of the class of Common Stock to be redeemed, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of common stock of each of the DSSG Subsidiary or of the HDDG Subsidiary, as applicable, (4) a statement to the effect that, subject to Section 2.4(f)(ix), dividends on shares of such class of Common Stock being redeemed shall cease to be paid as of such Redemption Date, (5) the number of shares of such class of Common Stock outstanding and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (6) in the case of notice to holders of Convertible Securities, a statement to the effect that a holder of Convertible Securities shall be entitled to receive shares of common stock of each the DSSG Subsidiary or the HDDG Subsidiary, as applicable, upon redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the Redemption Date and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this
Section 2.4(f), if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice shall be sent by first-class mail, postage prepaid, not earlier than the 45th Trading Day and not later than the 35th Trading Day prior to the Redemption Date, to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

     "NOTWITHSTANDING THE FOREGOING, IN CONNECTION WITH THE MERGER OF A WHOLLY OWNED SUBSIDIARY OF QUANTUM CORPORATION COMPRISING THE HDD BUSINESS WITH AND INTO MAXTOR CORPORATION PURSUANT TO THE AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER AND REORGANIZATION BY AND AMONG QUANTUM CORPORATION, A DELAWARE CORPORATION, INSULA CORPORATION, A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF QUANTUM CORPORATION, MAXTOR CORPORATION, A DELAWARE CORPORATION AND HAWAII ACQUISITION CORPORATION, A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF MAXTOR CORPORATION DATED AS OF OCTOBER 3, 2000 (THE "MERGER") DELIVERY OF THE JOINT PROXY STATEMENT/PROSPECTUS RELATED TO THE SPECIAL MEETINGS OF STOCKHOLDERS OF QUANTUM AND MAXTOR TO VOTE ON THE MERGER, TO THE HOLDERS OF HDDG STOCK AND DSSG STOCK AND THE HOLDING OF THE SPECIAL MEETING OF THE STOCKHOLDERS DESCRIBED

THEREIN SHALL FOR ALL PURPOSES HEREOF, SATISFY ALL REQUIREMENTS OF THIS SECTION 2.4(f)(vi), INCLUDING WITHOUT LIMITATION, THOSE SPECIFIED IN SUBCLASSES (1) THROUGH (6) ABOVE."

     THIRD: The undersigned, Richard L. Clemmer further verifies that:

     A. This Amendment to the Restated Certificate of Incorporation has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law, as amended.

     B. Pursuant to a duly adopted resolution of the Board of Directors of the Company, a special meeting of the stockholders of the Company was duly called and held, upon notice in accordance with Section 222 of the Delaware General Corporation Law, as amended, at which meeting holders of at least a majority of the outstanding shares of Common Stock of the Company, constituting the only outstanding securities of the Company entitled to vote in respect of the amendment to the Restated Certificate of Incorporation of the Company as set forth above, duly approved said amendment.

     THE UNDERSIGNED, being the Chief Financial Officer and Secretary, respectively, of Quantum Corporation, do make this Amendment to the Restated Certificate of Incorporation, hereby declaring and certifying that this is an act and deed of the Company and that the facts herein stated are true, and
accordingly have hereunto set their hands this      day of March, 2001.

                                          --------------------------------------
                                          Richard L. Clemmer,
                                          Chief Financial Officer and Secretary

                                                                         ANNEX E

                              FORM OF POST-CLOSING
                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                            OF QUANTUM CORPORATION,
                             A DELAWARE CORPORATION

     Quantum Corporation, a corporation organized and existing under the laws of the State of Delaware, certifies that:

          1. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 28, 1987.

          2. The amendment and restatement herein set forth has been duly approved by the Board of Directors of the corporation and by the stockholders of the Corporation pursuant to Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware ("Delaware Law").

          3. The amendment and restatement herein set forth has been duly adopted pursuant to Section 245 of the Delaware Law. This Amended and Restated Certificate of Incorporation restates, integrates and amends the provisions of the corporation's Certificate of Incorporation.

          4. The text of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

                                   "ARTICLE I

     The name of this Corporation is Quantum Corporation (the "Corporation").

                                   ARTICLE II

     The address of the registered office of the Corporation in the State of Delaware is 410 South State Street, in the city of Dover, County of Kent, 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

                                  ARTICLE III

     The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under Delaware Law.

                                   ARTICLE IV

     This Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. Each share of Common Stock shall have a par value of $0.01 and each share of Preferred Stock shall have a par value of $0.01. The total number of shares of Common Stock this Corporation shall have authority to issue is 1,000,000,000 and the total number of shares of Preferred Stock this Corporation shall have authority to issue is 20,000,000. The Board of Directors of the corporation, subject to any restrictions contained in Delaware Law, the Bylaws, any preferences and relative, participating, optional or other special rights of any outstanding class or series of preferred stock of the Corporation and any qualifications or restrictions on the Common Stock created thereby, may declare and pay dividends upon the shares of its capital stock. The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

     The Preferred Stock initially shall be undesignated as to series. Any Preferred Stock not previously designated as to series may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board), and such resolution or resolutions shall also set forth the voting powers, full or limited or none, of each such series of Preferred Stock and shall fix the designations, preferences and relative, participating, optional or other special rights of each such series of Preferred Stock and the qualifications, limitations or restrictions of such powers, designations, preferences or rights. The Board of Directors is also authorized to fix the number of shares of each such series of Preferred Stock. The Board of Directors is authorized to alter the powers, designation, preferences, rights, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Preferred Stock, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

     Each share of Preferred Stock issued by the Corporation, if reacquired by the Corporation (whether by redemption, repurchase, conversion to Common Stock or other means), shall upon such reacquisition resume the status of authorized and unissued shares of Preferred Stock, undesignated as to series and available for designation and issuance by the Corporation in accordance with the immediately preceding paragraph.

     The Corporation shall from time to time in accordance with Delaware Law increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion, if applicable, of the Preferred Stock.

                                   ARTICLE V

     Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

                                   ARTICLE VI

     The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors constituting the whole Board of Directors shall be designated in the Bylaws of the Corporation.

                                  ARTICLE VII

     Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

                                  ARTICLE VIII

     Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

                                   ARTICLE IX

     To the fullest extent permitted by Delaware Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this

Article IX shall, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, action, suit or claim that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

                                   ARTICLE X

     Subject to Article XI hereof, at all elections of directors of the Corporation, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected, and he may cast all of such votes for a single director or may distribute them among the number of directors to be voted for, or for any two or more of them as he may see fit.

                                   ARTICLE XI

     Advance notice of new business and stockholder nominations for the election of directors shall be given in the manner and to the extent provided in the Bylaws of the Corporation.

                                  ARTICLE XII

     Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

     Unless otherwise required by law, special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called only by either (i) the Board of Directors of the Corporation, (ii) the Chairman of the Board of Directors of the Corporation, if there be one, or (iii) the President of the Corporation.

                                  ARTICLE XIII

     The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                                  ARTICLE XIV

     The Corporation shall have perpetual existence."

                                    *  *  *

     IN WITNESS WHEREOF, the undersigned has executed this certificate on March , 2001.

                                          Quantum Corporation

                                          By:
                                            ------------------------------------
                                                    Richard L. Clemmer,
                                                Chief Financial Officer and
                                                          Secretary

                                                                         ANNEX F

                                    FORM OF
                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                              MAXTOR CORPORATION*

     [Maxtor Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies that:

        1. The name of the corporation is Maxtor Corporation. The corporation's original certificate of incorporation was filed with the Secretary of State of the State of Delaware on July 24, 1986.

        2. This Restated Certificate of Incorporation restates and integrates the provisions of the Certificate of Incorporation of this corporation and has been duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware "DGCL".

        3. The text of the Certificate of Incorporation of this corporation is hereby restated to read in its entirety as follows:]

     [First] FIRST: The name of the corporation is Maxtor Corporation ([hereinafter sometimes referred to as] the "Corporation").

     [Second] SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent at that address is The Corporation Trust Company.

     [Third] THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the [DGCL] DELAWARE GENERAL CORPORATION LAW.

     [Fourth] FOURTH:

        (A) The total number of shares of all classes of stock which the Corporation shall have authority to issue is [three hundred forty five million (345,000,000)] SIX HUNDRED TWENTY MILLION (620,000,000), consisting of:

           (1) ninety-five million (95,000,000) shares of [Preferred Stock] PREFERRED STOCK, par value one cent ($.01) per share (the "Preferred Stock"); and

           (2) [two hundred fifty million (250,000,000)] FIVE HUNDRED TWENTY FIVE MILLION (525,000,000) shares of common stock, par value one cent ($.01) per share (THE "COMMON STOCK").

        (B) THE SHARES OF PREFERRED STOCK [authorized by this Restated Certificate of Incorporation] MAY BE ISSUED FROM TIME TO TIME IN ONE OR MORE SERIES. The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

---------------

* DELETIONS ARE REFLECTED IN BRACKETS AND ITALICS; NEW LANGUAGE IS REFLECTED IN BOLD.

     [Fifth] FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

        (A) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

        (B) The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

        (C) Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

        (D) Special meetings of stockholders of the Corporation may be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer.

     [Sixth] SIXTH:

        (A) The number of directors shall be fixed from time to time exclusively by the Board of Directors [pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). The]. PRIOR TO THE ANNUAL MEETING OF STOCKHOLDERS HELD IN 2004, THE directors shall be divided INTO THREE CLASSES, WHICH NEED NOT BE EQUAL IN NUMBER, THE SIZE TO BE FIXED EXCLUSIVELY BY THE BOARD OF DIRECTORS. FROM AND AFTER THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD IN 2004, THE CLASSES SHALL BE as nearly equal in number as reasonably possible, [with the term of office of the first class to expire at the 1994 annual meeting of stockholders, the term of office of the second class to expire at the 1995 annual meeting of stockholders and the term of office of the third class to expire at the 1996 annual meeting of stockholders, provided that the term of office of directors in office on the date of filing of this Restated Certificate of Incorporation is unaffected by the filing of this Restated Certificate of Incorporation. At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. All directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director] AS DETERMINED EXCLUSIVELY BY THE BOARD OF DIRECTORS. ALL DETERMINATIONS BY THE BOARD OF DIRECTORS UNDER THIS ARTICLE SIXTH (A) SHALL BE PURSUANT TO A RESOLUTION ADOPTED BY A MAJORITY OF THE TOTAL NUMBER OF AUTHORIZED DIRECTORS (WHETHER OR NOT THERE EXIST ANY VACANCIES IN PREVIOUSLY AUTHORIZED DIRECTORSHIP AT THE TIME ANY SUCH RESOLUTION IS PRESENTED TO THE BOARD OF DIRECTORS FOR ADOPTION). EACH DIRECTOR SHALL BE ELECTED TO A THREE-YEAR TERM.

        (B) Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation or other cause (including removal from office by a vote of the stockholders) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director.

        (C) Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

     [Seventh] SEVENTH: The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of Bylaws of the Corporation by the stockholders shall require, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Restated Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

     [Eighth] EIGHTH: A director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the [corporation] Corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     If the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Any repeal or modification of the foregoing provisions of this Article EIGHTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

     [Ninth] NINTH: The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Restated Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent SIXTY-SIX AND TWO-THIRDS PERCENT (66 2/3%) of the then outstanding shares of the [Capital Stock] capital stock of the Corporation entitled to vote generally in the election [or] OF directors, voting together as a single class, shall be required to amend or [appeal] REPEAL this Article NINTH, Article FIFTH, Article SIXTH, Article SEVENTH, or Article EIGHTH.

     [Tenth] TENTH:

        (A) In anticipation that:

           (1) the Corporation will cease to be a majority-owned subsidiary of Hyundai Electronics America ("HEA") but that HEA will remain, for some period of time, a stockholder of the Corporation and along with certain other Hyundai Affiliates (as defined in Article ELEVENTH) have continued contractual, corporate and business relations with the Corporation;

           (2) the Corporation, on the one hand, and any Hyundai Affiliates or their customers or suppliers, on the other hand, may enter into contracts or otherwise transact business with each other and that the Corporation may derive benefits therefrom; and

           (3) the Corporation may from time to time enter into contractual, corporate or business relations with one or more of its directors, or one or more corporations, partnerships, associations or other organizations in which one or more of its directors have a financial interest (collectively, "Related Entities");

the provisions of this Article TENTH are set forth to regulate and guide certain contractual relations and other business relations of the Corporation as they may involve certain Hyundai Affiliates, Related Entities and their respective officers and directors, and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith.

        (B) The provisions of this Article TENTH are in addition to, and not in limitation of, the provisions of the [DGCL] DELAWARE GENERAL CORPORATION LAW and the other provisions of this Restated Certificate of Incorporation. Any contract or business relation which does not comply with procedures set forth in this Article TENTH shall not by reason thereof be deemed void or voidable or result in any breach of any fiduciary duty to, or duty of loyalty to, or failure to act in good faith or in the best interests of, the Corporation, or the derivation of any improper personal benefit, but shall be governed by the remaining provisions of this Restated Certificate of Incorporation, the Bylaws, the [DGCL] DELAWARE GENERAL CORPORATION LAW and other applicable law.

        (C) No contract, agreement, arrangement or transaction between the Corporation and any Hyundai Affiliate or any Related Entity or between the Corporation and one or more of the directors or officers of the Corporation, any Hyundai Affiliate or any Related Entity, or any amendment, modification or termination thereof, shall be void or voidable solely for the reason that any Hyundai Affiliate, any Related Entity or any one or more of the officers or directors of the Corporation, any Hyundai Affiliate or any Related Entity are parties thereto, or solely because any such directors or officers are present at or participate in the meeting of the Board of Directors or committee thereof which authorizes such contract, agreement, arrangement, transaction, amendment, modification or termination (each, a "Transaction") or solely because his or their votes are counted for such purpose, and any Hyundai Affiliate, any Related Entity and such directors and officers (i) shall have fully satisfied and fulfilled any fiduciary duties they may have to the Corporation and its stockholders with respect thereto, (ii) shall not be liable to the Corporation or its stockholders for any breach of any fiduciary duty they may have by reason of the entering into, performance or consummation of any such Transaction, (iii) shall be deemed to have acted in good faith and in a manner such Persons reasonably believed to be in or not opposed to the best interests of the Corporation, to the extent such standard is applicable to such Persons' conduct, and (iv) shall be deemed not to have breached any duties of loyalty to the Corporation or its stockholders they may have and not to have derived an improper personal benefit therefrom, if:

           [(w)] (X) the material facts as to the Transaction are disclosed or are known to the Board of Directors or the committee thereof that authorizes the Transaction and the Board of Directors or such committee in good faith authorizes or approves the Transaction by the affirmative vote of a majority of the Disinterested Directors (as defined in Article ELEVENTH) on the Board of Directors or such committee (even though the Disinterested Directors be less than a quorum);

           [(x)] (Y) the material facts as to the Transaction are disclosed or are known to the holders of voting stock entitled to vote thereon, and the Transaction is specifically approved in good faith by vote of the holders of a majority of the then outstanding voting stock not owned by any Hyundai Affiliate or such Related Entity, voting together as a single class, as the case may be; or

           [(y)] (Z) such Transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders of the Corporation.

In addition, each Transaction authorized, approved or effected, as described in
(x) or (y) above, shall be deemed to be entirely fair to the Corporation and its stockholders; provided, however, that if such authorization or approval is not obtained, or such Transaction is not so effected, no presumption shall arise that such Transaction is not fair to the Corporation and its stockholders.

        (D) Directors of the Corporation who are also directors or officers of any Hyundai Affiliate or any Related Entity may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes or approves any such Transaction and may vote at such meeting in accordance with the provisions of paragraph (C) of this Article TENTH. Equity securities with voting rights which are owned by any Hyundai Affiliate and any Related Entities may be counted in determining the presence of a quorum at a meeting of stockholders that authorizes or approves any such Transaction and may be voted at such meeting in accordance with the provisions of paragraph (C) of this Article TENTH.

        (E) No Hyundai Affiliate shall be liable to the Corporation or its stockholders for breach of any fiduciary duty it may have by reason of the fact that any Hyundai Affiliate takes any action or exercises any rights or gives or withholds any consent in connection with any Transaction between any Hyundai Affiliate and the Corporation. No vote cast or other action taken by any Person (as defined in Article ELEVENTH) who is an officer, director or other representative of any Hyundai Affiliate, which vote is cast or action is taken by such Person in his capacity as a director of the Corporation, shall constitute an action of, or the exercise of a right by, or a consent of, any Hyundai Affiliate for the purpose of any such Transaction.

        (F) For purposes of this Article TENTH, any Transaction with any corporation, partnership, joint venture, association or other entity in which the Corporation Beneficially Owns (as defined in Article ELEVENTH), directly or indirectly, fifty percent (50%) or more of the outstanding voting stock, voting power or similar voting interests, or with any officer or director thereof, shall be deemed to be a Transaction with the Corporation.

        (G) Notwithstanding anything in this Restated Certificate of Incorporation to the contrary, and in addition to any vote of the Board of Directors required by applicable law or this Restated Certificate of Incorporation, the affirmative vote of the holders of more than sixty-six and two-thirds percent (66 2/3%) of the voting power of the Corporation's equity then outstanding, voting together as a single class, shall be required to alter, amend or repeal in a manner adverse to the interests of any Hyundai Affiliate or adopt any provision adverse to the interests of any Hyundai Affiliate and inconsistent with, any provision of this Article TENTH. Neither the alteration, amendment or repeal of this Article TENTH nor the adoption of any provision inconsistent with this Article TENTH shall eliminate or reduce the effect of this Article TENTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article TENTH, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

        (H) Any Person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article TENTH.

     [Eleventh] ELEVENTH:

        (A) In anticipation that:

           (1) the Corporation will cease to be a majority-owned subsidiary of HEA but that HEA will remain, for some period of time, a stockholder of the Corporation;

           (2) the Corporation and certain Hyundai Affiliates may engage in the same or similar activities or lines of business and may have an interest in the same or similar areas of corporate opportunities;

           (3) there will be benefits to be derived by the Corporation through its continued contractual, corporate and business relations with the Hyundai Affiliates (including without limitation service of officers of certain Hyundai Affiliates as directors of the Corporation);

           (4) there will be benefits in providing guidelines for directors and officers of the Hyundai Affiliates and of the Corporation with respect to the allocation of corporate opportunities and other matters;

the provisions of this Article ELEVENTH are set forth to regulate, define and guide the conduct of certain affairs of the Corporation as they may involve the Hyundai Affiliates and their officers and directors, and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith.

        (B) Except as HEA may otherwise agree in writing, HEA shall have the right to, and shall have no duty not to, (i) engage in the same or similar business activities or lines of business as the Corporation, (ii) do business with any potential or actual customer or supplier of the Corporation, or (iii) employ or otherwise engage any officer or employee of the Corporation. Neither HEA nor any officer or director thereof (except as provided in paragraph (C) of this Article ELEVENTH) shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of such activities (set forth in the preceding sentence) of HEA or the participation therein of such Person. In the event that HEA acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both HEA and the Corporation, HEA shall have no duty to communicate or present such opportunity to the Corporation and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation by reason of the fact that HEA pursues or acquires such corporate opportunity for itself, directs such opportunity to another Person, or does not present such corporate opportunity to the Corporation.

        (C) If a director or officer of the Corporation who is also a director or officer of a Hyundai Affiliate acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Corporation and any Hyundai Affiliate such director or officer of the Corporation (i) shall have fully satisfied and fulfilled the fiduciary duties of such director or officer to the Corporation and its stockholders with respect to such corporate opportunity, (ii) shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of the fact that any Hyundai Affiliate pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another Person (including, without limitation, another Hyundai Affiliate) or does not communicate information regarding such corporate opportunity to the Corporation, (iii) shall be deemed to have acted in good faith and in a manner such Person reasonably believes to be in or not opposed to the best interests of the Corporation, and (iv) shall be deemed not to have breached his or her duty of loyalty to the Corporation or its stockholders and not to have derived an improper benefit therefrom, if such director or officer acts in a manner consistent with the following policy:

           (x) a corporate opportunity offered to any Person who is a director but not an officer of the Corporation and who is also an officer (whether or not a director) of any Hyundai Affiliate shall belong to such Hyundai Affiliate, unless such opportunity is expressly offered, in writing, to such Person primarily in his or her capacity as a director of the Corporation, in which case such opportunity shall belong to the Corporation;

           (y) a corporate opportunity offered to any Person who is an officer (whether or not a director) of the Corporation and who is also a director but not an officer of any Hyundai Affiliate shall belong to the Corporation, unless such opportunity is expressly offered, in writing, to such Person primarily in his or her capacity as a director of a Hyundai Affiliate, in which case such opportunity shall belong to such Hyundai Affiliate; and

           (z) a corporate opportunity offered to any other Person who is either
(i) an officer of both the Corporation and a Hyundai Affiliate or (ii) a director of both the Corporation and a Hyundai Affiliate and not an officer of either entity, shall belong to such Hyundai Affiliate or to the Corporation, as the case may be, if such opportunity is expressly offered, in writing, to such Person primarily in his or her capacity as an officer or director of the Corporation or of such Hyundai Affiliate, respectively; otherwise, such opportunity shall belong to the Corporation.

        (D) Any corporate opportunity that belongs to a Hyundai Affiliate or to the Corporation pursuant to the foregoing policy shall not be pursued by the other, or directed by the other to another Person, unless and until the Hyundai Affiliate or the Corporation, as the case may be, determines not to pursue the opportunity. Notwithstanding the preceding sentence, if the party to whom the corporate opportunity belongs does not within a reasonable period of time begin to pursue, or thereafter continue to pursue, such opportunity diligently and in good faith, the other party may then pursue such opportunity or direct it to another Person.

        (E) For purposes of this Restated Certificate of Incorporation, "Hyundai Affiliates" shall mean Hyundai Electronics America, a California corporation ("HEA"), Hyundai Electronics Industries Co., Ltd. ("HEI"), all successors to HEA or HEI by way of merger, consolidation or sale of all or substantially all its assets, and all corporations, partnerships, joint ventures, associations and other entities that directly or indirectly, through one or more intermediaries, are controlled by HEA or HEI, other than the Corporation and all corporations, partnerships, joint ventures, associations and other entities directly or indirectly controlled by the Corporation. The term ["control"] "CONTROLLED," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

        (F) For purposes of this Article ELEVENTH, "corporate opportunities" shall consist of business opportunities which (i) the Corporation is financially able to undertake, (ii) are, from their nature, in the line or lines of the Corporation's business and are of practical advantage to it, and (iii) are ones in which the Corporation has an interest or reasonable expectancy. In addition, "corporate opportunities" shall not include any transaction in which the Corporation or any Hyundai Affiliate is permitted to participate pursuant to any subsequent agreement between the Corporation and any Hyundai Affiliate approved pursuant to Article TENTH hereof, it being acknowledged that the rights of the Corporation under any such agreement shall be deemed to be contractual rights and shall not be corporate opportunities of the Corporation for any purpose; provided, however, that no presumption or implication as to corporate opportunities relating to any transaction not explicitly covered by such an agreement shall arise from the existence or absence of any such agreement.

        (G) If any contract, agreement, arrangement or transaction between the Corporation and any Hyundai Affiliate involves a corporate opportunity and is approved in accordance with the procedures set forth in Article TENTH hereof, a Hyundai Affiliate and its officers and directors shall also, for the purposes of this Article ELEVENTH and the other provisions of this Restated Certificate of Incorporation, be deemed to have fully satisfied and fulfilled any fiduciary duties they may have to the Corporation and its stockholders. Any such contract, agreement, arrangement or transaction involving a corporate opportunity not so approved shall not by reason thereof result in any such breach of any fiduciary duty, but shall be governed by the other provisions of this Article ELEVENTH, this Restated Certificate of Incorporation, the Bylaws, the [DGCL] DELAWARE GENERAL CORPORATION LAW and other applicable law.

        (H) For purposes of this Article ELEVENTH, the "Corporation" shall mean the Corporation and all corporations, partnerships, joint ventures, associations and other entities in which the Corporation Beneficially Owns, directly or indirectly, thirty-three and one-third percent (33 1/3%) or more of the outstanding voting stock, voting power or similar voting interests. For purposes of this Article ELEVENTH and Article TENTH, (i) "Beneficial Owners," "Beneficially Own," "Beneficially Owned," "Beneficial Ownership," and words of similar import shall have the meaning ascribed to such terms in Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, or any successor rule, (ii) "Person" shall mean any individual, firm, corporation or other entity; and (iii) "Disinterested Director" shall mean a director of the Corporation who is not and has never been an officer, employee or paid consultant of any Hyundai Affiliate or the Corporation.

        (I) For purposes of this Article ELEVENTH, a director of the Corporation who is Chairman of the Board of Directors of the Corporation or a committee thereof shall not be deemed to be an officer of the Corporation by reason of holding such position (regardless of whether such position is deemed an office of the Corporation under the Bylaws of the Corporation), unless such Person is a full-time employee of the Corporation.

        (J) Notwithstanding anything in this Restated Certificate of Incorporation to the contrary and in addition to any vote of the Board of Directors required by applicable law or this RESTATED Certificate of

Incorporation, the affirmative vote of the holders of more than sixty-six and two-thirds percent (66 2/3%) of the voting power of the Company's equity securities then outstanding, voting together as a single class, shall be required to alter, amend or repeal in a manner adverse to the interests of the Hyundai Affiliates, or adopt any provision adverse to the interests of any Hyundai Affiliate and inconsistent with, any provision of this Article ELEVENTH. Neither the alteration, amendment or repeal of this Article ELEVENTH nor the adoption of any provision inconsistent with this Article ELEVENTH shall eliminate or reduce the effect of this Article ELEVENTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article ELEVENTH, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

        (K) Any Person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article ELEVENTH.

     [IN WITNESS WHEREOF, the corporation has caused this Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer and
attested to by its Secretary this      day of             , 2000.

                                          --------------------------------------
                                                    Michael R. Cannon
                                          President and Chief Executive Officer
Attest:

---------------------------------------------
  Glenn H. Stevens, Secretary]